Report to:

ALEXCO RESOURCE CORPORATION

Bellekeno Project – Updated
Preliminary Economic Assessment
Technical Report

Document No. 0953960100-REP-R0005-02

Report to:

ALEXCO RESOURCE CORPORATION

BELLEKENO PROJECT –
UPDATED PRELIMINARY ECONOMIC
ASSESSMENT TECHNICAL REPORT

EFFECTIVE DATE: NOVEMBER 9, 2009

ISSUE DATE: DECEMBER 2, 2009

Prepared by	Hassan Ghaffari, P.Eng., Wardrop Engineering Inc.
Ken Reipas, P.Eng. SRK Consulting (Canada) Inc.
G. David Keller, P.Geo., SRK Consulting (Canada) Inc.
Bruce Murphy, FSAIMM, SRK Consulting (Canada) Inc.
Stanton Dodd, L.Geo., Alexco Resource Corp.
Robert V. Scartozzi, L.Geo., Alexco Resource Corp.
JA/alm

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

0953960100-REP-R0005-02

T A B L E O F C O N T E N T S

1.0	SUMMARY			1-1

	1.1	INTRODUCTION		1-1
	1.2	LOCATION AND LAND HOLDINGS		1-1
	1.3	EXPLORATION		1-2
	1.4	METALLURGY AND MINERAL PROCESSING		1-2
	1.5	RESOURCES		1-3
	1.6	MINING		1-4
	1.7	FINANCIAL ANALYSIS		1-7
	1.8	CONCLUSIONS		1-10

2.0	INTRODUCTION			2-1

	2.1	BELLEKENO MINE DEVELOPMENT PLAN		2-3

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1

	4.1	PROJECT LOCATION		4-1
	4.2	UNDERLYING AGREEMENTS		4-4
	4.3	ROYALTIES		4-6

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1

6.0	HISTORY			6-1

	6.1	KENO HILL DISTRICT		6-1

7.0	GEOLOGICAL SETTING			7-1

	7.1	REGIONAL GEOLOGY		7-1
	7.2	PROPERTY GEOLOGY		7-3

8.0	DEPOSIT TYPES			8-1

9.0	MINERALIZATION			9-1

	9.1	BELLEKENO MINERALIZATION		9-3
	9.2.	BELLEKENO MINERALIZATION CONTROLS		9-6
		9.2.1	STRUCTURAL CONTROLS	9-7
		9.2.2	STRATIGRAPHIC CONTROLS	9-7

10.0	EXPLORATION			10-1

i	0953960100-REP-R0005-02

11.0	DRILLING			11-1

	11.1	HISTORICAL DRILLING		11-1
	11.2	2006 TO 2009 ALEXCO DRILLING		11-2

12.0	SAMPLING METHOD AND APPROACH			12-1

	12.1	HISTORICAL		12-1
	12.2	ALEXCO 2006 TO 2009		12-2

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			13-1

	13.1	HISTORICAL SAMPLES		13-1
	13.2	ALEXCO 2006 – 2009 EXPLORATION PROGRAMS		13-1

14.0	DATA VERIFICATION			14-1

	14.1	HISTORICAL DATA VERIFICATION		14-1
		14.1.1	DIAMOND DRILL DATA	14-1
		14.1.2	CHIP SAMPLE DATA	14-1
	14.2	ALEXCO DATA VERIFICATION		14-4
	14.3	ANALYTICAL QUALITY ASSURANCE AND QUALITY CONTROL PROGRAMS		14-4
		14.3.1	HISTORICAL EXPLORATION	14-5
		14.3.2	ALEXCO 2006 TO 2009 EXPLORATION PROGRAMS	14-5

15.0	ADJACENT PROPERTIES			15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1

	16.1	TEST WORK REVIEW		16-1
		16.1.1	BACKGROUND	16-1
		16.1.2	TEST WORK PROGRAMS	16-1
		16.1.3	TEST SAMPLES	16-2
		16.1.4	MINERALOGICAL STUDY	16-5
		16.1.5	GRINDABILITY TESTS	16-6
		16.1.6	FLOTATION	16-6
		16.1.7	THICKENING TEST	16-22
		16.1.8	FILTRATION TEST	16-23
		16.1.9	CHARACTERIZATION OF FLOTATION TAILINGS	16-23
	16.2	FLOWSHEET DEVELOPMENT		16-26
		16.2.1	DESIGN CRITERIA	16-27
	16.3	PROCESS DESCRIPTION		16-29
		16.3.1	ROM ORE CRUSHING, ORE STORAGE, AND RECLAIM	16-30
		16.3.2	PRIMARY GRINDING CIRCUIT	16-30
		16.3.3	CLASSIFICATION	16-31
		16.3.4	SILVER-LEAD FLOTATION	16-31
		16.3.5	ZINC FLOTATION	16-34
		16.3.6	LEAD AND ZINC CONCENTRATES DEWATERING AND LOADOUT	16-36
		16.3.7	HIGH PYRITE AND LOW PYRITE TAILINGS DEWATERING AND HANDLING	16-37
		16.3.8	REAGENT HANDLING AND STORAGE	16-39
	16.4	PLANT SERVICES		16-40
		16.4.1	WATER SUPPLY	16-40

ii	0953960100-REP-R0005-02

		16.4.2	AIR SUPPLY	16-41
		16.4.3	INSTRUMENTATION AND PROCESS CONTROL	16-41
		16.4.4	QUALITY CONTROL	16-42
	16.5	METAL PRODUCTION PROJECTION		16-42

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1

	17.1	INTRODUCTION		17-1
	17.2	BELLEKENO 2007/2008 RESOURCE ESTIMATES		17-1
	17.3	2009 BELLEKENO SOUTHWEST, 99, AND EAST ZONE RESOURCE ESTIMATES		17-2
		17.3.1	WIREFRAME CONSTRUCTION	17-2
		17.3.2	DATABASE	17-11
		17.3.3	CORE RECOVERY	17-12
		17.3.4	SPECIFIC GRAVITY	17-14
		17.3.5	COMPOSITING	17-15
		17.3.6	CAPPING	17-16
		17.3.7	VARIOGRAPHY	17-16
		17.3.8	BLOCK MODEL	17-20
		17.3.9	ESTIMATION	17-21
		17.3.10	BLOCK MODEL/ESTIMATION VALIDATION	17-22
		17.3.11	SENSITIVITY ANALYSIS	17-22
		17.3.12	MINERAL RESOURCE CLASSIFICATION	17-23
	17.4	CONSOLIDATED MINERAL RESOURCE STATEMENT		17-24
		17.4.1	2008 AND 2009 BELLEKENO RESOURCE DISCUSSION	17-27

18.0	OTHER RELEVANT DATA AND INFORMATION			18-1

	18.1	GENERAL SITE INFRASTRUCTURE		18-1
		18.1.1	WATER SUPPLY AND DISTRIBUTION	18-1
		18.1.2	MODULAR ASSAY LABORATORY	18-2
		18.1.3	TEMPORARY CONSTRUCTION FACILITIES	18-2
		18.1.4	ELECTRICAL POWER	18-3
		18.1.5	PROPANE DISTRIBUTION	18-5
		18.1.6	HOUSING	18-6
		18.1.7	MEDICAL FACILITIES AND FIRST-AID	18-6
		18.1.8	COMMUNICATIONS	18-7
		18.1.9	ACCESS ROADS	18-7
		18.1.10	TRANSPORTATION AND SHIPPING	18-7
	18.2	TAILINGS/WASTE ROCK MANAGEMENT PLAN		18-8
		18.2.1	TAILINGS HANDLING	18-8
		18.2.2	DSTF MANAGEMENT OVERVIEW	18-9
		18.2.3	WASTE ROCK MANAGEMENT	18-13
	18.3	PROJECT EXECUTION PLAN		18-13
		18.3.1	PROJECT EXECUTION	18-13
		18.3.2	PROJECT MANAGEMENT/CONTROLS	18-17
		18.3.3	PROJECT SCHEDULE	18-23
		18.3.4	ENGINEERING	18-29
		18.3.5	PROCUREMENT PLAN	18-31
		18.3.6	LOGISTICS PLAN	18-33
		18.3.7	WORKFORCE PLAN	18-38

iii	0953960100-REP-R0005-02

		18.3.8	HEALTH, SAFETY, AND ENVIRONMENTAL MANAGEMENT	18-41
		18.3.9	QUALITY ASSURANCE/Q UALITY CONTROL PLAN	18-44
		18.3.10	PRE-OPERATIONAL TESTING AND START-UP	18-46

19.0	ADDITIONAL REQUIREMENTS FOR DEVELOPMENT AND PRODUCTION PROPERTIES			19-1

	19.1	MINERAL RESOURCE STATEMENT		19-1
	19.2	MINERAL RESERVE STATEMENT		19-2
	19.3	MINE GEOTECHNICAL		19-2
		19.3.1	INTRODUCTION	19-2
		19.3.2	PREVIOUS MINING	19-4
		19.3.3	STRUCTURAL GEOLOGY	19-4
		19.3.4	ROCK MASS CHARACTERIZATION	19-7
		19.3.5	MINING METHOD SELECTION	19-13
		19.3.6	GEOTECHNICAL RISKS	19-15
		19.3.7	SUPPORT REQUIREMENT EVALUATION	19-16
		19.3.8	SHOTCRETE REQUIREMENTS	19-18
		19.3.9	BACKFILL	19-19
		19.3.10	CONCLUSIONS AND RECOMMENDATIONS	19-20
	19.4	PLANNED MINING METHODS		19-21
		19.4.1	MINING CONTEXT OF BELLEKENO 48 VEIN	19-21
		19.4.2	STUDY MINING METHODS – INTRODUCTION	19-23
		19.4.3	MECHANIZED CUT-AND-FILL – OVERHAND	19-23
		19.4.4	MECHANIZED CUT-AND-FILL – UNDERHAND	19-27
		19.4.5	SHRINKAGE STOPING	19-27
		19.4.6	LONGHOLE STOPING	19-28
	19.5	ESTIMATE OF POTENTIALLY MINEABLE TONNES		19-30
		19.5.1	INTRODUCTION	19-30
		19.5.2	INITIAL ESTIMATE OF SITE OPERATING COST	19-30
		19.5.3	STUDY METAL PRICES AND EXCHANGE RATE	19-31
		19.5.4	EXTERNAL DILUTION ESTIMATE	19-32
		19.5.5	MINIMUM MINING WIDTH	19-34
		19.5.6	NET SMELTER RETURN ESTIMATION	19-35
		19.5.7	APPLICATION OF CUT-OFF NSR AND CREATION OF MINING SHAPES	19-36
		19.5.8	ESTIMATED MINEABLE TONNES	19-45
		19.5.9	PLANNED PRODUCTION RATE	19-49
	19.6	UNDERGROUND MINE MODEL		19-50
		19.6.1	GENERAL DESCRIPTION	19-50
		19.6.2	UNDERGROUND MINE ACCESS	19-51
		19.6.3	ACCESS FOR STOPING	19-54
		19.6.4	LIFE-OF-MINE LATERAL DEVELOPMENT REQUIREMENTS	19-54
		19.6.5	LIFE-OF-MINE RAISING REQUIREMENTS	19-55
	19.7	DEVELOPMENT AND PRODUCTION SCHEDULE		19-56
		19.7.1	INTRODUCTION	19-56
		19.7.2	CONTRACTOR INVOLVEMENT	19-57
	19.8	PRE- PRODUCTION GANTT CHART		19-60
		19.8.1	PRE-PRODUCTION SCHEDULE RESULTS	19-60

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	19.8.2	VENTILATION PLANS	19-60
	19.8.3	PRODUCTION AND DEVELOPMENT SCHEDULES	19-61
19.9	EQUIPMENT, MANPOWER, AND SERVICES		19-64
	19.9.1	CONTRACTOR INVOLVEMENT	19-64
	19.9.2	MINING EQUIPMENT	19-64
	19.9.3	UNDERGROUND ROCK HANDLING	19-64
	19.9.4	GRADE CONTROL	19-65
	19.9.5	BACKFILLING	19-67
	19.9.6	MINE MANPOWER	19-67
	19.9.7	UNDERGROUND SUPPORT SERVICES	19-68
19.10	MARKETS		19-71
	19.10.1	LEAD CONCENTRATE	19-71
	19.10.2	ZINC CONCENTRATE	19-71
	19.10.3	ASSAY REPORT	19-72
	19.10.4	CONCENTRATE MARKETING	19-73
	19.10.5	CONCENTRATE TRANSPORTATION	19-74
19.11	CONCENTRATE SHIPPING LOGISTICS		19-75
	19.11.1	INTRODUCTION	19-75
	19.11.2	DESTINATIONS AND VOLUMES	19-75
	19.11.3	TRUCKING	19-75
	19.11.4	PORT HANDLING	19-76
19.12	ENVIRONMENTAL CONSIDERATIONS		19-79
	19.12.1	ENVIRONMENTAL SETTING	19-79
	19.12.2	ENVIRONMENTAL STUDIES	19-81
	19.12.3	REGULATORY REGIME	19-81
	19.12.4	PROJECT PERMITTING	19-83
	19.12.5	CLOSURE	19-86
19.13	TAXES		19-87
19.14	CAPITAL COST ESTIMATE		19-88
	19.14.1	OVERALL CAPITAL COST SUMMARY	19-88
	19.14.2	MILL BUILDING AND INFRASTRUCTURE CAPITAL COST SUMMARY	19-88
	19.14.3	MINING CAPITAL COST SUMMARY	19-89
	19.14.4	MILL BUILDING AND INFRASTRUCTURE BASIS OF ESTIMATE	19-90
	19.14.5	MINING BASIS OF ESTIMATE	19-107
19.15	OPERATING COST ESTIMATES		19-109
	19.15.1	PROCESS	19-109
	19.15.2	G&A	19-110
	19.15.3	MINING	19-110
19.16	FINANCIAL ANALYSIS		19-112
	19.16.1	INTRODUCTION	19-112
	19.16.2	FINANCIAL EVALUATIONS	19-112
	19.16.3	METAL PRICE SCENARIOS	19-114
	19.16.4	PAYBACK	19-115
	19.16.5	ROYALTIES	19-116
	19.16.6	SENSITIVITY ANALYSIS	19-116

v	0953960100-REP-R0005-02

20.0	INTERPRETATIONS AND CONCLUSIONS			20-1

	20.1	INTERPRETATION AND CONCLUSIONS		20-1
		20.1.1	PROCESS	20-1
		20.1.2	MINING	20-1
	20.2	RISKS AND OPPORTUNITIES		20-3
		20.2.1	RISKS	20-3
		20.2.2	OPPORTUNITIES	20-3

21.0	RECOMMENDATIONS			21-1

	21.1	PROCESS		21-1
	21.2	MINING		21-1

22.0	REFERENCES			22-1

23.0	DATE AND SIGNATURE PAGE			23-1

23.0	CERTIFICATES OF QUALIFIED PERSONS			23-1

L I S T O F A P P E N D I C E S

APPENDIX A	SUMMARY OF DRILLING DATA FOR THE BELLEKENO PROJECT

APPENDIX B	BIAS CHARTS AND TIME SERIES FOR CONTROL SAMPLES – 2009 DRILILNG PROGRAM

APPENDIX C	SUMMARY STATISTICAL TABLES

vi	0953960100-REP-R0005-02

L I S T O F T A B L E S

Table 1.1	Summary of Projected Metallurgical Recoveries	1-3
Table 1.2	Mineral Resource Statement, Bellekeno Project, Yukon – November 2009	1-4
Table 1.3	Metal Prices and Exchange Rate, Resource Statement	1-4
Table 1.4	Bellekeno Production Schedule	1-6
Table 1.5	Process Operating Cost Summary	1-7
Table 1.6	G&A Operating Cost Summary	1-7
Table 1.7	Mine Operating Cost Estimate by Function	1-8
Table 1.8	Capital Cost Summary	1-8
Table 1.9	Economic Evaluation at Various Cases of Metal Prices	1-9
Table 1.10	Metal Prices used for LOM Base Case	1-9
Table 2.1	Summary of QPs	2-1
Table 3.1	Non-Qualified Person Contributors	3-1
Table 6.1	Keno Hill District Production from 1950 to 1990 (from Cathro, 2006)	6-2
Table 6.2	Estimated Remaining Historical Resources* from the Bellekeno Mine, Keno Hill Property – March 1997	6-4
Table 14.1	Chip Sample and Declustered Chip Sample Data* Comparison	14-3
Table 14.2	Commercial SRMs Used by Alexco for 2006-2009 Drilling Programs	14-5
Table 14.3	Quality Control Data Produced by Alexco in 2009	14-6
Table 16.1	Historical Operation Concentrate Data	16-1
Table 16.2	Head Assay – 1996 Test Work	16-3
Table 16.3	Specific Gravities of Composites – 1996 Test Work	16-3
Table 16.4	Head Assay – 2007 Test Work	16-3
Table 16.5	Head Assay – 2009/2009 Test Work	16-4
Table 16.6	Grindability Test Results	16-6
Table 16.7	Reagent Dosage Test Results – 2008/2009 Test Work	16-9
Table 16.8	Regrind Test Results – 1996 Test Program	16-11
Table 16.9	Pyrite Rejection Test Results – 2008/2009 Test Work	16-13
Table 16.10	Locked Cycle Test Results – 2008/2009 PRA Test Work	16-15
Table 16.11	Locked Cycle Test Results – 2007 SGS Test Work	16-18
Table 16.12	Locked Cycle Test Results – 1996 PRA Test Work	16-19
Table 16.13	Lead-Silver and Zinc Concentrate Assay – 2008/2009 Test Work	16-20
Table 16.14	Summary of Variability Test – Zone Composites	16-21
Table 16.15	Summary of Level Testing, SW Zone – 2008/2009 Test Work	16-21
Table 16.16	Summary of Level Testing, East Zone – 2008/2009 Test Work	16-22
Table 16.17	Tailings Production Test Results – 2008/2009 Test Work	16-22
Table 16.18	Settling Test Results – 1996 Test Work	16-23
Table 16.19	Settling Test Results – 2008/2009 Test Work	16-23
Table 16.20	LCT1 Bulk Tailings Assay – 2008/2009 Test Work	16-24
Table 16.21	Tailings Water Assay	16-24
Table 16.22	ABA Tests on LCT1 Tailings – 2008/2009 Test Work	16-25
Table 16.23	ABA Tests on LCT1 Tailings – 2007 Test Work	16-25
Table 16.24	NAG Test – 2007 Test Work	16-26
Table 16.25	TCLP Leachates Assay – 2008/2009 Test Work	16-26
Table 16.26	Process Design Criteria	16-28
Table 16.27	Summary of Reagents – Bellekeno Plant	16-39

vii	0953960100-REP-R0005-02

Table 16.28	Metal Production Projection	16-43
Table 17.1	Consolidated Mineral Resource Statement* – Jan. 29, 2008 (SRK)	17-1
Table 17.2	Total Diamond Drill Holes/Chip Sample Composites used in 2009 Bellekeno Estimate	17-11
Table 17.3	Core Recovery Statistics	17-12
Table 17.4	Core Recovery Weighting Methodology	17-13
Table 17.5	NR Interval Default Values	17-13
Table 17.6	East Zone Variogram Ranges (SRK, 2008)	17-16
Table 17.7	99 Zone Variography Parameters	17-18
Table 17.8	Variogram Model Parameters for the Southwest Zone (SW2, SW4)	17-20
Table 17.9	MineSight Block Model Parameters	17-20
Table 17.10	MineSight Block Model Rotation	17-21
Table 17.11	Core Recovery/Specific Gravity Sensitivity Cases by Resource Zone	17-23
Table 17.12	Consolidated Mineral Resource Statement* – November 9, 2009	17-24
Table 17.13	Tonnage and Grade at Various Cut-off Grades – Southwest Zone, Indicated	17-26
Table 17.14	Tonnage and Grade at Various Cut-off Grades – 99 Zone, Indicated	17-26
Table 17.15	Tonnage and Grade at Various Cut-off - East Zone, Indicated	17-26
Table 17.16	Tonnage and Grade at Various Cut-off Grades - Total, Indicated	17-26
Table 17.17	Tonnage and Grade at Various Cut-off Grades – East Zone, Total Inferred	17-27
Table 17.18	Consolidated Mineral Resource Statement* – January 29, 2008	17-27
Table 17.19	Percentage Differences from 2009 to 2008 Estimations	17-27
Table 18.1	Key Project Milestones	18-23
Table 18.2	Construction Packages	18-27
Table 18.3	Major Deliverables for Each Discipline	18-30
Table 19.1	Consolidated Mineral Resource Statement – November 9, 2009	19-1
Table 19.2	Ground Classes	19-13
Table 19.3	Support Classes for Development Headings	19-17
Table 19.4	Support Requirements for Large Intersections	19-18
Table 19.5	Support Classes for Production Headings	19-18
Table 19.6	Waste Rock Broken at Development Faces	19-26
Table 19.7	Planned Quantities of Waste Rock and Dry Tails Used as Backfill	19-26
Table 19.8	Initial Estimate of Site Operating Cost	19-31
Table 19.9	Estimated External Dilution	19-33
Table 19.10	Estimated Grade of External Dilution	19-34
Table 19.11	NSR Factors	19-36
Table 19.12	Conversion of In-Situ Tonnes to Mineable Tonnes	19-46
Table 19.13	Reconciliation of Resource Contained Metal to Plant Feed	19-47
Table 19.14	Stope Cycle Model for Overhand Cut-and-fill	19-49
Table 19.15	LOM Lateral Development Requirements	19-54
Table 19.16	LOM Raising Requirements	19-55
Table 19.17	Bellekeno Production Schedule	19-62
Table 19.18	Bellekeno Lateral Development Schedule	19-63
Table 19.19	Owner’s Equipment Summary	19-64
Table 19.20	Alexco Mine Manpower Estimate	19-68
Table 19.21	Ventilation Balance – Initial	19-69
Table 19.22	Ventilation Balance – 200 Level Open	19-69
Table 19.23	Assay Report – Lead and Zinc Concentrates	19-72
Table 19.24	Bulk Form Transportation Costs	19-75
Table 19.25	Trucking Distances, Payloads, and Costs	19-76
Table 19.26	Port Development and Handling Costs – Skagway, AK	19-76

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Table 19.27	Port Development and Handling Costs – Stewart, BC	19-77
Table 19.28	Ocean Freight Costs	19-78
Table 19.29	Assessments, Major Permitting Authorizations, and Minor Permits	19-84
Table 19.30	Overall Capital Cost Estimate Summary	19-88
Table 19.31	Mill Building and Infrastructure Capital Cost Summary	19-89
Table 19.32	Mining Capital Cost Summary	19-90
Table 19.33	Area Numbering System	19-91
Table 19.34	Section Numbering System	19-93
Table 19.35	Contingency Allowances	19-103
Table 19.36	Foreign Exchange Rates	19-106
Table 19.37	Process Operating Cost Summary	19-109
Table 19.38	Mine Operating Cost Estimate by Function	19-111
Table 19.39	Base Case Prices	19-112
Table 19.40	Summary of Pre-tax NPV, IRR, and Payback by Metal Price and Discount Rate Scenario	19-115
Table 19.41	Summary of Pre-tax Metal Prices Scenarios – Base Case	19-115
Table 19.42	Summary of Pre-tax Metal Prices Scenarios – Other Cases	19-115

L I S T O F F I G U R E S

Figure 4.1	Project Location	4-2
Figure 4.2	Tenement Map & Location of the Bellekeno Underground Workings	4-3
Figure 5.1	Typical Landscape in the Keno Hill District	5-2
Figure 7.1	General Geology of the Selwyn Basin Area	7-2
Figure 7.2	Local Geology of the Keno Hill Camp (Image Modified from a GSC Map)	7-4
Figure 9.1	Paragenetic Sequence of the Bellekeno Area	9-2
Figure 9.2	Schematic Longitudinal Section Showing Three Distinct Zones of the Bellekeno 48 Vein, Historical Mine Workings	9-4
Figure 9.3	Composite Section across the Southwest Zone in Borehole K06-0016	9-5
Figure 9.4	Composite Section across the Southwest Zone in Borehole K06-0023	9-6
Figure 9.5	Composite Stratigraphic Section of the Bellekeno Mine	9-9
Figure 11.1	Location of Surface Boreholes Drilled in 2006, 2007, and 2009 at the Bellekeno Mine	11-5
Figure 11.2	Long Section along the Bellekeno 48 Vein Showing Location of Pierce-points of Underground Borehole Drilled in 1986, 1995, 1996, and 2009 at the Bellekeno Mine	11-6
Figure 16.1	Lead and Zinc Recovery at Lead-Silver Rougher Flotation vs. Mass Pull – 2007 Test Work	16-7
Figure 16.2	Lead-Silver Rougher Concentrate Metallurgical Performance vs. Primary Grind Size – 2008/2009 Test Work	16-8
Figure 16.3	Zinc Recovery vs. Primary Grind Size – 2008/2009 Test Work	16-8
Figure 16.4	Effect of Collectors on Lead, Zinc, and Silver Recovery at Lead-Silver Rougher Flotation – 2007 Test Work	16-9
Figure 16.5	Effect of Regrind on Lead-Silver Rougher Flotation – 2008/2009 Test Work	16-11
Figure 16.6	Effect of Reagent Dosage on Zinc Flotation – 2008/2009 Test Work	16-13
Figure 16.7	Locked Cycle Test Flowsheet (LCT 1) – 2008/2009 Test Work	16-16
Figure 16.8	Locked Cycle Test Flowsheet (LCT 2) – 2008/2009 Test Work	16-17

ix	0953960100-REP-R0005-02

Figure 16.9	Locked Cycle Test Flowsheet – SGS	16-18
Figure 17.1	Bellekeno Wireframes Representing Lithologic Units on the 48 Vein	17-3
Figure 17.2	East Zone Wireframes	17-5
Figure 17.3	Bellekeno East Zone Wireframes	17-6
Figure 17.4	625 Level Plan Map Showing Spatial Relationship between the Bellekeno East Zone 48 and 49 Veins	17-7
Figure 17.5	Bellekeno 99 Zone Wireframe (Shown in Blue)	17-9
Figure 17.6	Bellekeno Southwest Zone Wireframes	17-10
Figure 17.7	Variogram Models for the 99 Zone	17-17
Figure 17.8	Variogram Models for the Southwest Zone	17-19
Figure 17.9	Longitudinal Section Showing the Bellekeno NSR Resource Block Model (295° Azimuth, Hanging Wall View)	17-25
Figure 18.1	Overall Site Electrical Single Line Diagram	18-4
Figure 18.2	DSTF and Settling Pond Layout	18-12
Figure 18.3	Construction Management Organization Chart	18-15
Figure 18.4	Project Schedule	18-24
Figure 19.1	3D View of Bellekeno Mine (looks west)	19-3
Figure 19.2	Bellekeno 99 Zone – Zones of Transpression and Interpreted Schist Packages	19-7
Figure 19.3	Geology & Geotechnical Domains – SW Zone Vertical Projections	19-8
Figure 19.4	Geology & Geotechnical Domains – 99 Zone Vertical Projections	19-9
Figure 19.5	Geology & Geotechnical Domains – East Zone Vertical Projections	19-10
Figure 19.6	Vein and Contact Zone in the Abandoned 6-48-S Heading	19-12
Figure 19.7	Drill Hole Photo and Graph of the Weak Graphitic Schist Material Found on the HW Contact (SW Zone Drill Hole)	19-14
Figure 19.8	Plan View of Underground Mine	19-25
Figure 19.9	SW and 99 Zone – Typical Cut- and-fill Cross Section	19-27
Figure 19.10	Longhole Method 99_B Block – Vertical Section	19-29
Figure 19.11	SW E Block Mining Cross Section – Minimum Mechanized Width	19-34
Figure 19.12	SW Long Section with NSR Block Values Colour Contoured – Looks West	19-37
Figure 19.13	SW Long Section with Mining Blocks – Looks West	19-38
Figure 19.14	99 Long Section with NSR Block Values Colour Contoured – Looks West	19-39
Figure 19.15	99 Long Section with Mining Blocks (Red) – Looks West	19-40
Figure 19.16	East 48 Long Section with NSR Block Values Colour Contoured – Looks West	19-41
Figure 19.17	East 48 Long Section with Mining Blocks – Looks West	19-42
Figure 19.18	East 49 Long Section with NSR Block Values Colour Contoured – Looks West	19-43
Figure 19.19	East 49 Long Section with Single Mining Block – Looks West	19-44
Figure 19.20	3D View of Mine Workings Looking NE from the Footwall Side	19-52
Figure 19.21	3D View of Existing Mine (Blue) Showing Planned Development Areas (Dark Red)	19-53
Figure 19.22	Pre-production Gantt Chart – Page 1 of 2	19-58
Figure 19.23	Typical Backfill Jammer Attachment	19-67
Figure 19.24	Pre-tax Cash Flow	19-113
Figure 19.25	NPV Sensitivity Analysis	19-117

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G L O S S A R Y

U N I T S O F M E A S U R E

Above mean sea level	amsl
Acre	ac
Ampere	A
Annum (year)	a
Billion	B
Billion tonnes	Bt
Billion years ago	Ga
British thermal unit	BTU
Centimetre	cm
Cubic centimetre	cm3
Cubic feet per minute	ft3 /min
Cubic feet per second	ft3 /s
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Coefficients of Variation	COV
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Diameter	ø
Dollar (American)	US$
Dollar (Canadian)	Cdn$
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW
Gram	g
Grams per litre	g/L
Grams per tonne	g/t

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Greater than	>
Hectare (10,000 m2 )	ha
Hertz	Hz
Horsepower	hp
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	"
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km
Kilometres per hour	km/h
Kilopascal	kPa
Kilotonne	kt
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<
Litre	L
Litres per minute	L/m
Megabytes per second	Mb/s
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres Baltic sea level	mbsl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Microns	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million bank cubic metres	Mbm[3]
Million bank cubic metres per annum	Mbm3 /a

xii	0953960100-REP-R0005-02

Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Month	mo
Ounce/Troy Ounce	oz
Pascal	Pa
Centipoise	mPa s
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s)	lb
Pounds per square inch	psi
Revolutions per minute	rpm
Second (plane angle)	"
Second (time)	s
Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Three Dimensional	3D
Three Dimensional Model	3DM
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Tonnes seconds per hour metre cubed	ts/hm3
Volt	V
Volts Alternating Current	VAC
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
Year (annum)	a

A B B R E V I A T I O N S A N D A C R O N Y M S

Access Consulting Group	Access
acid metal leach	AML
acid-base accounting	ABA
Alaska Industrial Development and Export Authority	AIDEA
Alexco Resource Corp.	Alexco
ammonium nitrate and fuel oil	ANFO
atomic absorption spectrophotometer	AAS
Boart Longyear Inc	Boart Longyear

xiii	0953960100-REP-R0005-02

Bond work index	BWi
Canadian Institute of Mining, Metallurgy, and Petroleum	CIM
carboxymethyl cellulose	CMC
closed side setting	CSS
Construction Management	CM
core specific gravity	CSG
Distributed Control System	DCS
Dominion Mineral Resources and Sterling Frontier Properties Company of Canada Ltd	Dominion
Dry Stack Tailing Facility	DSTF
earnings before income taxes, depreciation, and amortization	EBITDA
Elsa Reclamation and Development Company	ERDC
Energy & Metals Consensus Forecasts	EMCF
Engineering and Procurement	EP
Engineering, Procurement, and Construction Management	EPCM
foot wall	FW
full voltage non-reversing	FVNR
full voltage reversing	FVR
general and administration	G&A
Grade Management System	GMS
hanging wall	HW
heating, ventilation, and air conditioning	HVAC
Impact and Benefits Agreement	IBA
independent project consultant	IPC
inductively coupled plasma atomic emission spectroscopy	ICP-AES
inductively coupled plasma mass spectroscopy	ICP-MS
inductively coupled plasma	ICP
Inspectorate-PRA	PRA
life-of-mine	LOM
load-haul -dump	LHD
material takeoffs	MTOs
Mineral Services Inc	MSI
MineSight® 3D software	MineSight
motor control centre	MCC
Nä cho N’yak Dun Development Corporation	NNDDC
National Electrical Contractor Association	NECA
National Instrument 43-101	NI 43-101
net acid generation	NAG
net present value	NPV
net smelter return	NSR
neutralization potential	NP
non-destructive examination	NDE
no-recovery	NR
Operating Interface Stations	OIS
particle size indicator	PSI
potassium ethyl xanthate	PEX
potentially metal leaching	PML

xiv	0953960100-REP-R0005-02

Preliminary Economic Assessment	PEA
PriceWaterhouseCoopers LLP	PWC
Process and Instrumentation Diagrams	P&IDs
Process Flow Diagrams	PFDs
Process Research Associates Ltd.	PRA
Procon Mining and Tunnelling Ltd	Procon
Procurement and Materials Manager	P&MM
Project Manager	PM
Project Procedures Manual	PPM
pulp specific gravity	PSG
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
reinforced cement concrete	RCC
Request for Proposal	RFP
Rescan Engineering Ltd	Rescan
run-of-mine	ROM
SGS-Lakefield Research Ltd	SGS
silver equivalent	AgEq
Silver Wheaton Corp	Silver Wheaton
Skagway Ore Terminal	SOT
sodium ethyl xanthate	SEX
sodium iso-butyl xanthate	SIBX
sodium isopropyl xanthate	SIPX
Southwest Zone	SW Zone
SRK Consulting (Canada) Inc	SRK
Standard Reference Material	SRM
totally enclosed fan-cooled	TEFC
toxicity characteristic leaching procedure	TCLP
Treadwell Yukon Company Ltd.	TYC
treatment charges/refining charges	TC/RC
United Keno Hill Mines Ltd. and UKH Minerals Ltd	UKHM
Voice over Internet Protocol	VoIP
Wardrop Engineering Inc.	Wardrop
Waste Rock Dump Area	WRDA
Watts, Griffis, and McOuat	WGM
Work Breakdown Structure	WBS
Yukon Energy Corporation	YEC
Yukon Environmental and Socio-economic and Assessment Board	YESAB
Yukon Environmental and Socioeconomic Assessment Act	YESAA
Yukon Mine Training Association	YMTA
Yukon Water Board	the Board

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1.0	S U M M A R Y

1.1	I N T R O D U C T I O N

This Bellekeno Project Updated Preliminary Economic Assessment (PEA) Technical Report was prepared for Alexco Resource Corp. (Alexco) by Wardrop Engineering Inc. (Wardrop), and SRK Consulting (Canada) Inc. (SRK) to provide a more detailed overview of the economic potential of extracting and processing mineralized material from the Bellekeno polymetallic deposits.

Wardrop completed the metallurgical, mineral processing, and economic analysis sections of this report with input contributions from SRK and Alexco. SRK completed the underground mining and geotechnical sections of this report. Numerous Alexco personnel, particularly Tim Hall (Operations Manager) and Tom Fudge, P.Eng., (Alexco Independent Consultant), provided significant information and technical input into the report.

1.2	L O C A T I O N A N D L A N D H O L D I N G S

The Bellekeno deposit is located in the historic Keno Hill Mining District that envelopes the villages of Elsa and Keno City (63Ú55'N, 135Ú29'W) in central Yukon. The region has been mined intermittently for over 90 years. The closest town is Mayo, approximately 55 km to the south of the project via an all-weather road. Whitehorse is approximately 460 km south of Mayo.

The land controlled by Alexco, following the issuance of a Care and Maintenance Water License in late November 2007, comprises 713 surveyed quartz mining leases, 794 unsurveyed quartz mining claims, and two crown grants. The total area is approximately 23,350 ha. Mineral exploration at Keno Hill is permitted under the terms and conditions set out by the Yukon Government in a Class IV Quartz Mining Land Use Permit – LQ-00240, issued in June 2008, which governs all exploration activities on the property including advanced underground exploration, for the Bellekeno deposit. The permit supersedes the earlier mining land use permits for the property. The mineral resources and the underground infrastructure of the Bellekeno Project reported herein are all located within six contiguous Quartz claims inside the large Keno Hill property.

The climate of the Bellekeno area is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between -15°C and -20°C while summer temperatures average around 15°C. Exploration and mining can be conducted year-round. The landscape around the

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Bellekeno project is characterized by rolling hills and mountains up to 1200 m in elevation. Vegetation is abundant.

1 . 3	E X P L O R A T I O N

On June 19, 2008, Alexco announced it was granted a Class IV Quartz Mining Land Use Permit – LQ0024, allowing the development of an exploration decline in the central portion of the Bellekeno deposit. Procon Mining and Tunnelling Ltd. (Procon) was awarded a contract to drive approximately 650 m of decline and ancillary development that accessed old workings and established diamond drilling locations for a 9,300 m exploration and definition diamond drilling program. The underground exploration program comprised 140 holes drilled between February and August 2009. Prior to rehabilitating the historic working a Type B water license was secured by Alexco to allow for the dewatering of the Bellekeno Mine.

1.4	M E T A L L U R G Y A N D M I N E R A L P R O C E S S I N G

Test results from three testing programs indicate that the mineralization of the Bellekeno deposit responds well to a lead and zinc differential flotation process using a cyanide-free zinc mineral suppression regime. Silver minerals are intimately associated with lead minerals and will be recovered as a silver-lead concentrate. A separate zinc concentrate will also be produced from the Bellekeno operation.

The design capacity of the process plant will be 408 t/d. Overall plant availability is estimated to be 92%. Run-of-mine (ROM) material from different mineralized zones is planned to be processed by conventional crushing, grinding, and flotation followed by concentrate and tailings dewatering. The tailings will be filtered and stored in a Dry Stack Tailings Facility (DSTF) located adjacent to the mill building. Two separate tailings products will be produced; a low pyrite and high pyrite tailings. 100% of the high pyrite will be transported to the underground mine for storage and 30 to 50% of the low pyrite tailings will also be transported underground for use as backfill material with the balance being stored on surface in the DSTF. Mill makeup water will be sourced from the Galkeno 900 treatment system. The estimated installed power requirement for the mill building and infrastructure is approximately 1.8 MW (at 408 t/d design). Electrical power for the mill will be provided by extending the main 69 kV electrical power line located approximately 1.6 km from the mill location.

Metallurgical performance estimated from test work and assumed for this report is based on test work completed by SGS Lakefield Research Ltd. in 2007 and by Process Research Associates Ltd. in 1996 and 2008/2009. Table 1.1 shows the projected metallurgical performance according to the updated mining plan, dated October 2009 used in this study.

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Table 1.1 Summary of Projected Metallurgical Recoveries

Year	Product	Mass (%)	Grade				Recovery
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (%)	Ag (%)	Pb (%)	Zn (%)
2010	Head	100.0	0.44	1,010	11.73	5.26	100.0	100.0	100.0	100.0
	Pb-Ag Conc	16.1	1.3	5,924	71.0	2.2	47.8	94.6	97.6	6.7
	Zn Conc	8.5	1.1	305	0.64	54.3	21.2	2.6	0.5	87.4
2011	Head	100.0	0.45	994	11.54	5.43	100.0	100.0	100.0	100.0
	Pb-Ag Conc	15.9	1.3	5,921	71.0	2.2	47.8	94.5	97.5	6.4
	Zn Conc	8.8	1.1	302	0.63	54.4	21.6	2.7	0.5	87.7
2012	Head	100.0	0.43	820	8.50	5.49	100.0	100.0	100.0	100.0
	Pb-Ag Conc	11.8	1.72	6,392	70.1	2.3	47.7	91.7	97.1	4.9
	Zn Conc	8.9	1.10	298	0.47	54.4	23.1	3.2	0.5	88.5
2013	Head	100.0	0.37	717	7.04	6.09	100.0	100.0	100.0	100.0
	Pb-Ag Conc	9.7	1.8	6,616	68.6	2.8	47.4	90.0	95.0	4.5
	Zn Conc	10.0	1.1	297	0.40	54.6	29.5	4.1	0.6	89.4
Average	Head	100.0	0.42	871	9.47	5.6	100.0	100.0	100.0	100.0
	Pb-Ag Conc	13.1	1.5	6,185	70.3	2.3	47.7	92.7	96.9	5.4
	Zn Conc	9.1	1.1	300	0.52	54.4	23.9	3.1	0.5	88.4

A separate lead and zinc concentrate will be produced. The concentrates will be transported from site to either the port of Skagway or Stewart, BC for transportation overseas or trucked directly to Trail, BC.

1.5	R E S O U R C E S

Table 1.2 provides a summary by zone of the Classified Mineral Resources for the Bellekeno project (October 2009).

The resource estimate was prepared under the supervision of Mr. Stanton Dodd (L.Geo.), Vice President of Exploration for Alexco. Mr. Dodd is a qualified person (QP) as defined in National Instrument 43-101 (NI 43-101). The mineral resources for the Bellekeno Project were estimated in conformity with generally accepted Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ NI 43-101.

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Table 1.2           Mineral Resource Statement, Bellekeno Project, Yukon –November 2009

	Tonnes	Ag (g/t)	Pb (%)	Zn (%)
Indicated
SW All	215,800	997	12.6	7.2
East 48 Upper	16,900	1,001	3.7	10.0
East 48 Mid	59,600	571	3.9	7.4
East 49 All	17,000	699	4.2	2.4
99 All	91,700	995	7.5	4.2
Total Indicated	401,000	921	9.4	6.5
Inferred
Total (East)	111,100	320	3.1	17.9

Notes:
Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a net smelter return cut-off of $185/t.

Resources are reported based on a net smelter return (NSR) cut-off value of $185/t. NSR values were calculated on an in-situ (undiluted) basis using the price and exchange rate inputs shown in Table 1.3.

Table 1.3           Metal Prices and Exchange Rate, Resource Statement

Zone	US$:Cdn$ Exchange	Ag US$/oz	Pb US$/lb	Zn US$/lb
SW	0.90	15.25	0.675	0.80
99	0.90	15.25	0.675	0.80
East	0.90	14.50	0.600	0.90

1.6	M I N I N G

The Bellekeno Project is comprised of one primary vein, the 48 vein, a subsidiary structure, the 49 vein and at least 9 other ancillary structures present in the Southwest, 99, and East zones. Most of the historical mining (totalling approximately 40,000 t) at Bellekeno occurred on the 48 vein in the 99 zone, intermittently between the 1950s and mid 1980s. The veins have variable dip, strike, and thickness. Dips range from 60° to 80° to the east or west. The average strike direction is approximately 030 azimuth. Vein thickness varies from a few centimetres to several metres in an apparent “shoot-like” configuration.

Based on the geotechnical and physical characteristics of the veins, a mining method review was conducted and cut-and-fill mining methods have been selected as the most appropriate for Bellekeno. Cut-and-fill and shrinkage stoping methods typically offer a high degree of selectivity that generally translates into high mineralization

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extraction and low waste dilution. Significant geotechnical study and design has been completed by SRK and a ground control management plan has been developed to address potential unstable ground conditions encountered in the vein material. Backfill of mined out stopes will be accomplished through cemented rock and tailings fill. Filtered tailings from the mill process will be backhauled underground and used as backfill.

Based on the current updated mineral resource estimate (Alexco, October 2009) the life-of-mine (LOM) production schedule is shown in Table 1.4. Mine production is planned to be 250 t/d using a mining contractor.

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Table 1.4           Bellekeno Production Schedule

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1.7	F I N A N C I A L A N A L Y S I S

Mill, G&A, and mine operating costs are presented in Table 1.5, Table 1.6, and Table 1.7. The project operating costs were estimated from a number of sources including cost estimating guides, contractor and vendor quotes, previous studies, and experience.

Table 1.5 Process Operating Cost Summary

Description	Labour	Annual Cost (Cdn$/a)	Unit Cost (Cdn$/t ore)
Process Personnel
Supervision	4	528,247	5.87
Operation	16	1,177,045	13.08
Maintenance	6	516,458	5.74
Sub-total	26	2,221,750	24.69
Supplies
Operating Supplies		631,171	7.01
Maintenance Supplies		29,063	0.32
Power Supply		540,143	6.00
Mobile Equipment		204,451	2.27
Sub-total		1,404,827	15.61
Total	28	$3,626,577	$40.30

Table 1.6           G&A Operating Cost Summary

Description	Labour	Annual Cost (Cdn$/a)	Unit Cost (Cdn$/t ore)

Labour	19	1,820,542	20.23
Head Office		100,000	1.11
Insurance		100,000	1.11
Operating Supplies		742,000	8.24
Contracts		1,531,363	17.02
Total	19	$4,293,905	$47.71

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Table 1.7           Mine Operating Cost Estimate by Function

Mine Function	LOM Cost (Cdn$000)	Average Unit Cost (Cdn$/t)
Alexco Mine Supervision	1,192	3.79
Contractor Overhead – Monthly	18,425	58.60
Contractor Lateral Development	8,138	25.88
Contractor Raising	856	2.72
Contractor Cut & Fill Stoping	13,395	42.60
Contractor Load Underground Trucks	0	0.00
Alexco Surface Truck Haulage	1,562	4.97
Contractor Backfilling	5,880	18.70
Contractor Mine Services	5,035	16.01
Alexco Surface Waste Pile Maintenance	163	0.52
Alexco Technical Services	3,548	11.28
Alexco Energy	4,917	15.64
Mine Operating Cost	63,110	200.70

Capital cost estimates for the project are shown in Table 1.8.

Table 1.8           Capital Cost Summary

Area Description	Total Cost (Cdn$000)
Direct Costs
Site Development	3,282
Underground Mining	6,310
Crushing	901
Fine Ore Storage	1,267
Mill Building	7,128
Tailings	1,681
Site Services	1,489
Ancillary Facilities	1,754
Plant Mobile Fleet	797
Temporary Services	754
Indirect Costs
Project Indirects	4,574
Owner Costs	5,928
Contingency*	5,779
Total Project Costs	41,644

* refer to Table 19.36 for contingency allowances.

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The pre-tax base case financial model was calculated using the following parameters:

assumed current net smelter terms

3.8-year mine life

royalties are 1.5% NSR after all initial capital plus $6.2 M in exploration costs paid back through earnings before income taxes, depreciation, and amortization (EBITDA) and accumulated cash flow turns positive and capped at Cdn$4 M, as per Alexco production schedule as outlined in this study

operating costs as outlined in this study

capital costs as outlined in this study

the model was prepared on a pre-tax basis

working capital distribution as per Alexco and is credit back end of mine life depreciation costs not calculated

Silver Wheaton Corp. (Silver Wheaton) capital contribution and capital distribution as per Alexco.

The economic evaluation indicates a base case pre-tax net present value (NPV) of US$29.4 M at a discount rate of 8.0% for the Bellekeno deposit. The summary of pricing scenarios and project economics is presented in Table 1.9 and Table 1.10.

Table 1.9           Economic Evaluation at Various Cases of Metal Prices

Scenario	NPV at 8% Discount Rate (US$ M)
3-year Average	38.8
Alexco Base Case	29.4
Wardrop	28.7
Current	53.8

Table 1.10           Metal Prices used for LOM Base Case

	2010	2011	2012	2013
Silver (US$ /oz)	16.42	16.38	14.38	13.46
Lead (US$/lb)	0.80	0.78	0.69	0.61
Zinc (US$/lb)	0.82	0.91	0.86	0.82
Gold (US$/oz)	1,067.00	1,092.00	942.00	883.00
Cdn$/US$	0.92	0.92	0.92	0.92

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The payback period is defined as the time required after revenue is first received in Year 1 to achieve break-even cumulative cash flow. For this project, the payback period for the base case is approximately 0.5 years. The payback period is based on the annual un-discounted cash flows. There is no consideration for inflation, interest, or depreciation in this calculation.

1.8	C O N C L U S I O N S

The following conclusions have been made regarding the Bellekeno Project:

The testwork results indicate that the tested mineralization responds well to conventional lead/zinc differential flotation process with a cyanide-free zinc mineral suppression regime.

Silver and lead minerals associate intimately and will be recovered together to produce a silver-lead bulk concentrate, and zinc minerals will be concentrated into a separate zinc concentrate.

The historic underground workings at the Bellekeno mine have been extensively examined and in general remain in very good condition.

Based on the mining context of the deposit, a suitable mining method is mechanized overhand cut-and-fill in 3.5 m lifts.

An efficient means of backfilling will be the use of a cemented blend of development waste rock and dry (filtered) tailings back hauled from the process plant. Both materials are available in abundant quantities to meet the mine backfill requirements.

The deposit contains multi-metals and two metal concentrates will be produced on site. For this reason mine planning must be based on NSR values.

Alexco will operate the mine on the basis of contractor mining. The planned mine operating schedule is two 11-h shifts per day, 7 d/wk.

SRK concludes that the planned mine will achieve a production rate of 250 t/d over a 3.6-year mine life.

Scheduling indicates the mine will be ready to start production at 250 t/d by late June 2010.

The most significant mine related risks are geotechnical, related to weak and challenging conditions that may be locally encountered in stoping.

The most significant mine opportunity is the potential to increase the mine life as a result of exploration and/or higher metal prices.

Providing that the set out design criteria and assumptions are satisfied, there is a strong indication that the project is commercially viable.

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Structural and stratigraphic studies, as well as extensive drilling of the Bellekeno deposit has resulted in a number of resource expansion and exploration targets in areas within and immediately adjacent to the existing minable resource. It is recommended that these targets be ranked in order of priority and drilling of initial targets adjacent to existing or planned underground infrastructure in the SW, 99, and Upper East be coordinated with pre-production mine development work.

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2.0	I N T R O D U C T I O N

This Bellekeno Mine Updated PEA Technical Report was prepared for Alexco by Wardrop and SRK to provide a review of the potential economic viability of mining and processing resources from the Bellekeno deposit.

This Updated PEA Technical Report was compiled by an integrated team of SRK, Alexco, and Wardrop personnel, with the non-QP contributors listed in Table 3.1. Wardrop’s primary responsibility was the design and costing of infrastructure, mineral processing, and cash flow analyses. SRK’s responsibility was for the underground mining components.

Alexco completed a mineral resource estimate for the Bellekeno deposit in November 2009. The November 2009 Alexco updated mineral resource estimate serves as the foundation for this report both in terms of the mineral resource estimate utilized for developing the mine plan and the content of the background information.

All units in this report are based on the International System of Units (SI), except for some units which are deemed industry standards such as troy ounces (oz) for precious metals and pounds (lb) for base metals. All currency values are Canadian dollars unless otherwise noted.

This report uses many abbreviations and acronyms common in the mining industry, most of which are defined in the body of the text. Further explanations are listed in the Glossary that follows the Table of Contents.

A list of the QPs responsible for each section of this report is shown in Table 2.1.

Table 2.1           Summary of QPs

Report Section	Company	QP
1.0 – Summary	SRK Wardrop	Ken Reipas Hassan Ghaffari
2.0 – Introduction	SRK Wardrop	Ken Reipas Hassan Ghaffari
3.0 – Reliance on Other Experts	SRK Wardrop	Ken Reipas Hassan Ghaffari
4.0 – Property Description and Location	Alexco	Stanton Dodd
5.0 – Accessibility, Climate, Local Resources, Infrastructure and Physiography	Alexco	Stanton Dodd
6.0 – History	Alexco	Stanton Dodd
7.0 – Geological Setting	Alexco	Stanton Dodd

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Report Section	Company	QP
8.0 – Deposit Types	Alexco	Stanton Dodd
9.0 – Mineralization	Alexco	Stanton Dodd
10.0 – Exploration	Alexco	Stanton Dodd
11.0 – Drilling	Alexco	Stanton Dodd
12.0 – Sampling Method and Approach	Alexco	Stanton Dodd
13.0 – Sample Preparation, Analyses, and Security	Alexco	Stanton Dodd
14.0 – Data Verification	Alexco	Stanton Dodd
15.0 – Adjacent Properties	Alexco	Stanton Dodd
16.0 – Mineral Processing and Metallurgical Testing	Wardrop	Hassan Ghaffari
17.0 – Mineral Resource & Mineral Reserve Estimates	Alexco	Stanton Dodd Robert V. Scartozzi
17.3.4: Specific Gravity	SRK	G. David Keller
17.3.7: Variography	SRK	G. David Keller
18.0 – Other Relevant Data and Information
18.1: General Site Infrastructure	Wardrop	Hassan Ghaffari
18.2: Tailings Management Plan	Wardrop	Hassan Ghaffari
18.3: Project Execution Plan	Wardrop	Hassan Ghaffari
19.0 – Additional Requirements for Development and Production Properties
19.1: Mineral Resource Statement	Alexco	Stanton Dodd Robert V. Scartozzi
19.2: Mineral Reserve Statement	SRK	Ken Reipas
19.3: Mine Geotechnical	SRK	Bruce Murphy
19.4: Planned Mining Methods	SRK	Ken Reipas
19.5: Estimate of Potentially Mineable Tonnes	SRK	Ken Reipas
19.6: Underground Mine Model	SRK	Ken Reipas
19.7: Development and Production Schedule	SRK	Ken Reipas
19.8: Pre-production Gantt Chart	SRK	Ken Reipas
19.9: Equipment, Manpower and Services	SRK	Ken Reipas
19.10: Markets	Wardrop	Hassan Ghaffari
19.11: Concentrate Shipping Logistics	Wardrop	Hassan Ghaffari
19.12: Environmental Considerations	Wardrop	Hassan Ghaffari
19.13: Taxes	Wardrop	Hassan Ghaffari
19.14: Capital Cost Estimate	SRK Wardrop	Ken Reipas Hassan Ghaffari
19.15: Operating Cost Estimate	SRK Wardrop	Ken Reipas Hassan Ghaffari
19.16: Financial Analysis	Wardrop	Hassan Ghaffari
20.0 – Interpretations and Conclusions	SRK Wardrop	Ken Reipas Hassan Ghaffari
21.0 – Recommendations	SRK Wardrop	Ken Reipas Hassan Ghaffari
22.0 – References	N/A	N/A
23.0 – Date and Signature Page	N/A	N/A
24.0 – Certificates of Qualified Persons	N/A	N/A

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2.1	B E L L E K E N O M I N E D E V E L O P M E N T P L A N

In 2006, Alexco initiated a broad surface exploration program (Yukon Environmental and Socioeconomic Assessment Act (YESAA) File Number 2006-0157 and Class 3 Mining Land Use Approval LQ00186) in the historic Keno Hill Silver District with surface diamond drilling focused primarily toward systematic testing of numerous targets, validating and expanding historic mineral resources, and acquiring a better understanding of the local geology and ore controls. Based on broadly successful 2006 results, Alexco expanded its exploration in 2007 to a two phase district exploration program. The first phase focused on following up on prior results in the area of the historic Bellekeno Mine, and the second phase focused on continuing the broad information-gathering drill program elsewhere across the district. In 2008, Alexco conducted surface exploration at a number of targets throughout the district and proceeded with advanced underground exploration and development at Bellekeno (YESAA File Number 2008-0039, Mining Land Use Approval LQ00240, and Yukon Water Board Licence QZ07-078).

On July 9, 2008, Alexco released a PEA for Bellekeno that was prepared by SRK (SRK, 2008). In October 2008, Alexco and Silver Wheaton signed a Silver Purchase Agreement whereby Silver Wheaton would purchase 25% of all future silver production from the Keno Hill Silver District in exchange for US$50 M plus a payment of $3.90/oz Ag purchased. The first tranche of US$15 M was advanced to Alexco upon signing the Silver Purchase Agreement and was used for advanced exploration and development of the Bellekeno Mine and continued engineering studies and design. The second tranche of US$35 M will be advanced to Alexco on a drawdown basis to fund the construction and development of the Bellekeno Mine, following the submittal and acceptance of a Technical Study or Development Plan for the Bellekeno Mine operation.

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3.0	R E L I A N C E O N O T H E R E X P E R T S

This report relies upon information supplied by non-QP experts as listed in Table 3.1.

Table 3.1           Non-Qualified Person Contributors

Name and Company	Information
Rob McIntyre, CCEP, Alexco	Tailings Management Plan (Section 18.2) Environmental Considerations (Section 19.12)
Bill Orchow, Independent Consultant	Concentrate Marketing (Section 19.10.4)

Mr. McIntyre is a Canadian Certified Environmental Practitioner and a Registered Engineering Technologist (Alberta). He has worked for 26 years in northern land and resource development with the past 10 years as a Principal of Access Consulting Group (Access). While at Access, Mr. McIntyre developed expertise in environmental management issues in a variety of industrial applications. Mr. McIntyre is a past President and Director of the Yukon Chamber of Mines and is a Member of the Yukon Mineral Advisory Board. Mr. McIntyre's environmental expertise was used in preparing Sections 18.2 and 19.12.

Mr. Orchow is the past President and Chief Executive Officer of Kennecott Minerals Corporation (exclusive of the Utah Copper Division) as well as Kennecott Energy Company, the third largest producer of domestic coal in the United States. Mr. Orchow has also held senior management positions with Kennecott Holdings Corporation, the parent corporation of the aforementioned Kennecott entities. He has also been a director and member of the executive committee of the Gold Institute, and a director of both the National Mining Association and the National Coal Association. He is also a past director, President, and Chief Executive Officer of Revett Minerals, a public corporation that is developing one of the world's largest silver-copper mines in Montana. Mr. Orchow has expertise in concentrate and metals markets, which was used in preparing Section 19.10.4.

Wardrop, SRK, and the other QPs who have prepared or supervised the preparation of this report have relied on the information provided by Mr. McIntyre and Mr. Orchow in their capacity as non-QP experts, and do not take responsibility for the accuracy or completeness of this information.

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4.0	P R O P E R T Y D E S C R I P T I O N A N D L O C A T I O N

4.1	P R O J E C T L O C A T I O N

The Keno Hill property is located in the Mayo Mining District approximately 350 km north of Whitehorse, Yukon. The area is covered by NTS map sheets 105M/13 and 105M/14. Access to the property is via a paved, two-lane highway from Whitehorse to Mayo (407 km) and an all-weather gravel road northeast from Mayo to Elsa (45 km) – a total distance of 452 km. The Bellekeno Mine area is located about 3 km east of Keno City; the Flame and Moth mill site location is approximately 1.2 km to the west. Figure 4.1 shows the general project location within Yukon.

The portal of the Bellekeno 600 adit is located at 135°15'27' longitude West (-135.258°) and 63°54'35' latitude North (63.910°).

The project land under the control of Alexco comprises 717 surveyed quartz mining leases, 864 unsurveyed quartz mining claims, and two crown grants. The total area approximates 24,300 ha. Certain UKHM claims may be subject to unknown or unregistered royalties and/or agreements (Figure 4.2).

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Figure 4.1 Project Location

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Figure 4.2 Tenement Map & Location of the Bellekeno Underground Workings

Whitehorse
500 km
Keno Hill District
Claims/Mining Leases
(Alexco et al.)
Wernecke
Bellekeno Quartz
Mining Leases
Elsa
Keno Hill
EXTENSION
(16087)
TUNDRA
(12838)
WHIPSAW
(14081)
SAM
(55327)
Existing UG
workings
300 m
Keno Hill District Tenement Map
0
5
10 km
135°40'
135°30'
135°20'
135°10'
135°

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4. 2	U N D E R L Y I N G A G R E E M E N T S

Alexco’s rights to much of the Keno Hill property are held through Elsa Reclamation and Development Company (ERDC), a wholly owned subsidiary.

In June 2005, PriceWaterhouseCoopers LLP (PWC), a court appointed interim receiver and receiver-manager of United Keno Hill Mines Limited and UKH Minerals Limited (collectively “UKHM”), selected Alexco as the preferred purchaser of the assets of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and Alexco, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, ERDC. The UKHM assets comprised 2 Crown Grants, 674 mining leases, 289 mineral claims, an ore concentration plant, various buildings and equipment, as well as partial ownership interest in 3 mining leases, 36 mineral claims, in addition to a leasehold interest in 1 mineral claim.

PWC and Alexco entered into an agreement (the “Purchase Agreement”) dated August 4, 2005, as amended November 2, 2005 and January 31, 2006. Alexco assigned the Purchase Agreement to its wholly owned subsidiary ERDC on February 6, 2006.

In February 2006, following the negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon, and Alexco, the Supreme Court of Yukon approved the purchase of the assets of UKHM by ERDC.

“Interim Closing” of the UKHM transaction was completed on April 18, 2006. Alexco assumed responsibility for care and maintenance operations at the UKHM property. On the Initial Closing, among other things, Alexco:

deposited Cdn$10 M in trust to be used exclusively to fund ERDC’s contribution to the cost of the reclamation of the pre-existing environmental liabilities of the UKHM property obtained possession of the mineral claims and leases, titled property and crown grants of UKHM and the equipment on the UKHM properties for the purposes of contracted care and maintenance and exploration by ERDC of the UKHM property.

“Interim Closing” of the UKHM transaction was completed on April 18, 2006. Alexco assumed responsibility for care and maintenance operations at the UKHM property. On November 30, 2006, Alexco terminated a contract with a local contractor and started conducting operations utilizing its own employees and equipment.

Title to all UKHM assets was transferred to Alexco (“Final Closing”) in late November 2007, following the approval of a “Type B” Water License by the Yukon Water Board.

A water licence is the main operating licence in the Yukon and is required in order to use water and to deposit waste in or near water. On January 24, 2008, Alexco

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applied for a “Type B” Water Licence covering its proposed underground exploration program at Bellekeno. Commercial production and processing cannot commence until a Type “A” Water Licence is obtained.

Finally, previous environmental assessments of the property outlined the need for a comprehensive abandonment/reclamation plan, which was required by the historic operating water licence. UKHM submitted an abandonment plan in 1990; however, government regulatory agencies judged it deficient in several respects. Alexco is formulating am Existing State of Mine Closure Plan for the entire district as part of its agreements with the Governments.

The quartz mining claims and leases currently owned by Alexco cover an aggregated area of approximately 24,300 ha, forming an east-northeast trending belt about 29 km long and up to 8 km wide within the Keno Hill Mining District (Figure 4.2) .

The titles of the following land assets were transferred to Alexco after the issuance of a Type “B” Water Licence on 14 November 2007:

100% of 637 quartz mining leases, 2 Crown grants, and 85 quartz mining claims

50% of 3 quartz mining leases

70% of 29 quartz mining claims

65% of 7 quartz mining claims.

All quartz mining leases have been legally surveyed whereas the quartz mining claims have not.

In addition, in 2006 and 2007, 650399 BC Ltd, a wholly owned Alexco subsidiary staked 673 mineral claims (full size and fractional) adjacent to and contiguous with the UKHM property and purchased 36 quartz claims and 37 quartz mining leases from a third party.

In 2008 and 2009, Alexco took 4 existing claims to lease, acquired an additional 18 claims from a third party, and amalgamated 55 additional existing bordering claims into the holdings.

Mineral exploration at Keno Hill was initially permitted under the terms and conditions set out by the Yukon Government in the Class III Quartz Mining Land Use Permit –LQ00186, issued on July 5, 2006 and valid until July 4, 2011. Alexco subsequently obtained a Class IV Quartz Mining Land Use Permit – LQ00240 on June 17, 2008. The two permits were amalgamated on December 8, 2008 under #LQ00240 which is valid until December 16, 2018.

The mineral resources for the Bellekeno Mine reported herein and the underground infrastructure are all located on the following Quartz mining leases: SAM 56327,

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TUNDRA 12838, WIPSAW 14081, EXTENSION 16087, APEX RF. 56443, and NOD FR. 16170 (Figure 4.2).

4.3	R O Y A L T I E S

Future production from the Keno Hill Silver District, including the Bellekeno Mine, is subject to a 1.5% NSR royalty, capped at Cdn$4.0 M, payable to the Government of Canada. This royalty is a condition of the Subsidiary Agreement. Payment of the royalty does not begin until all pre-production capital has been recouped plus an additional allowance for district exploration of approximately Cdn$6.2 M.

Alexco and Silver Wheaton entered into an agreement on October 2, 2008 (the “Silver Purchase Agreement”) whereby 25% of all future silver production from the Keno Hill Silver District will be delivered to Silver Wheaton in exchange for a payment of US$3.90/oz as well as a payment by Silver Wheaton of US$50 M for use in the development and construction of the Bellekeno Mine.

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5.0	A C C E S S I B I L I T Y , C L I M A T E , L O C A L R E S O U R C E S , I N F R A S T R U C T U R E , A N D P H Y S I O G R A P H Y

The Bellekeno Mine is included within the historic Keno Hill mining camp, located in central Yukon Territory. The closest town is Mayo, located on the Stewart River, circa 55 km to the south. Mayo is accessible from Whitehorse via a 460 km all-weather road; the town is also serviced by Mayo airport, which is located just to the north. A gravel all-weather road leads from Mayo to the project areas. Historically, the mining camp was linked by river route to the outside world; since 1950, the all-weather highway, which was also used for transporting the ore, has been the main link.

Central Yukon is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between -15°C and -20°C but can reach -60°C. The summers are moderately warm with average temperatures in July around 15°C. Exploration and mining work can be carried out year-round.

Because of its northern latitude, winter days are short; north-facing slopes experience 10 weeks without direct sunlight around the winter solstice. Conversely, summer days are very long, especially in early summer around the summer solstice. Annual precipitation averages 28 cm; half of this amount falls as snow, which starts to accumulate in October and remains into May or June.

Three phase power is available in many parts of the district as well as limited telephone service. A large number of roads constructed for past mining operations are still serviceable. The old company town of Elsa, located toward the western end of the district, comprises several buildings that are currently being used for storage, maintenance work, and housing. A new camp and kitchen have been constructed at Flat Creek, just west of Elsa.

The landscape around the Bellekeno Mine is characterized by rolling hills and mountains with a relief of up to 1200 m (Figure 5.1) . The highest elevation is Keno Hill at 1975 m. Slopes are gentle except the north slopes of Keno Hill and Sourdough Hill. Vegetation is abundant.

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Figure 5.1           Typical Landscape in the Keno Hill District

Note:
A. Photo taken from Galkeno looking southeast at (1) Keno City, (2) Lightning Creek Valley, and
(3) Bellekeno 600 Adit (just out of sight from this view).
B. View from road above Elsa, looking northwest.
C. and D. Views looking north from the drilling sites at Bellekeno.

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6.0	H I S T O R Y

6.1	K E N O H I L L D I S T R I C T

The history of the Keno Hill mining camp is well described in Cathro (2006); the information presented in this section draws heavily from that source.

The Keno Hill mining camp area has a rich history of exploration and mining dating back to the beginning of the 1900s. Earliest prospectors had been working the area around Mayo for gold, especially after the Klondike gold rush of 1898. The first silver was found in 1901; however, interest was low due to the prospector’s interest in gold alone despite an assay from 1905 yielding more than 10 kg/t silver. Small-scale mining finally commenced in 1913 with a first shipment of 55 tons of ore to a smelter in San Francisco. Due to a shallow depth of the deposit and the First World War, interest in the area had dwindled by 1917.

The end of the First World War and high silver prices led to renewed and ultimately successful exploration activity in the area with the Yukon Gold Company and later Keno Hill Limited as the first truly commercial operators. Success at the Keno Mine led to a staking rush, resulting in the discovery of a number of rich deposits.

In the early 1920s, the Treadwell Yukon Company Limited (TYC) became interested in the Keno Hill area and, under the leadership of Livingston Wernecke, acquired a number of claims and started mining. By 1941, in just under eighteen years, when Wernecke died in an accident, TYC had produced 1,381 tons of silver and 43,772 tons of lead. More than half of that amount came from the Keno Hill mine. By this time a number of mines were in production, including: Sadie-Ladue, Lucky Queen, Silver King, Elsa, and Hector-Calumet; combined, about 85% of the camp’s production came from these mines. Interestingly, no zinc was recovered.

Wernecke’s death and the Second World War resulted in a sharp decline in activity in the Keno Hill camp until a new company, Keno Hill Mining Company Ltd., later United Keno Hill Mines Ltd., spearheaded by Thayer Lindsley, purchased all TYC properties and started production. Very good results led to another staking rush and the formation of a large number of junior exploration companies, including the successful Bellekeno Mines Ltd., which was later purchased by UKHM.

The 1950s proved to be the most successful time of the mining camp. Starting in the early 1960s, new discoveries and additions to ore reserves lagged production. In 1972, the Husky Mine went into production and, in 1977, open pit operations were introduced into the camp mainly order to recover crown pillars. From 1982 to 1985 (Sadie-Ladue and Shamrock mines) and 1989 to 1990 (Shamrock, Silver King,

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Hector-Calumet, Lucky Queen and Keno mines), float trains were mined on a small scale basis. UKHM closed permanently in early 1989.

Table 6.1 shows a summary of production between 1900 and 1990. It must be noted, however, that reported production of zinc does not reflect actual amounts of zinc present in the mineralized rock (mined and unmined) since zinc was recovered only from 1950 to 1977 and 1986 to 1988. The remote location of the mining camp and the low price for zinc compared to silver and lead led to a situation where zinc-rich mineralized rock was not mined or not shipped to a smelter.

Table 6.1           Keno Hill District Production from 1950 to 1990 (from Cathro, 2006)

Mine	Tons	Ag (oz/ton)	Pb (%)	Zn (%)	Ag (oz)	Pb (lb)	Zn (lb)
Hector-Calumet	2,721,288	35.4	7.5	6.1	96,219,690	406,912,502	334,570,797
Elsa	491,009	61.4	4.9	1.4	30,158,040	47,708,019	13,484,869
Husky	429,367	41.7	3.9	0.4	17,889,418	33,290,002	3,309,284
Sadie-Ladue	244,330	52.1	6.5	4.5	12,725,633	31,923,607	22,029,310
Keno	283,762	44.4	10.7	3.7	12,602,298	60,549,038	21,189,428
Lucky Queen	123,590	89.2	7.0	2.7	11,019,368	17,223,250	6,653,462
Silver King	207,618	53.0	7.7	0.8	10,995,915	31,917,957	3,510,383
No Cash	166,530	29.8	3.6	1.9	4,969,107	11,912,346	6,188,199
Galkeno	167,063	27.2	5.2	2.7	4,544,142	17,437,410	8,999,204
Bermingham	186,266	20.3	4.2	0.6	3,777,932	15,575,525	2,157,714
Bellekeno	40,502	42.6	9.8	2.3	1,724,371	7,966,619	1,828,776
Black Cap	48,576	27.4	1.6	0.3	1,331,131	1,560,359	269,402
Onek	95,290	13.6	5.5	3.4	1,299,333	10,456,254	6,452,107
Ruby	40,652	25.2	3.0	1.3	1,024,141	2,420,577	1,022,818
Shamrock	5,336	180.3	37.6	0.3	962,396	4,013,179	36,523
Comstock	22,863	39.7	10.7	3.8	907,176	4,891,434	1,719,131
Dixie	23,872	20.2	3.8	5.1	481,942	1,813,155	2,455,694
Husky Southwest	10,461	39.6	0.3	0.1	414,261	56,193	17,300
Townsite	18,570	16.4	4.3	2.0	305,423	1,583,393	730,014
Mt. Keno (Runer)	1,588	139.3	17.7		221,152	561,770
Miller (UN & Dragon)	9,390	15.1	2.2	0.7	141,358	419,702	139,638
Ram	423	225.0	45.0		95,175	380,700
Yukeno	340	148.9	11.1		50,620	75,365
Gambler	246	190.1	56.2		46,762	276,265
Flame & Moth	1,590	18.3	1.1	0.9	29,120	35,363	28,895
Elsa Mill Tailings 1950s	1,884	14.4	3.0	0.8	27,216	112,462	29,423
Stone	149	126.0	30.3		18,832	90,495

table continues…

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Mine	Tons	Ag (oz/ton)	Pb (%)	Zn (%)	Ag (oz)	Pb (lb)	Zn (lb)
Caribou Hill	87	177.1	71.6	0.3	15,402	124,524	522
Vanguard	48	305.8	55.3	0.4	14,651	52,976	360
Duncan	15	744.3	22.4		10,822	6,500
Lookout (Mt. Haldoan)	30	93.9	53.6		2,769	31,628
Croesus	10	238.9			2,461
Silver Basin	12	167.8	41.1		2,089	10,227
Coral & Wigwam	8	258.0	61.0		1,935	9,150
Silver Basin	247	6.8	2.1	0.7	1,676	10,374	3,458
Wayne	6	134.0	56.0		804	6,720
Klondike-Keno	6	124.8	49.7		714	5,680
Cobalt Hill	5	65.0	80.0		325	8,000
Cream-Jean	60
Total (Imperial)	5,343,088	40.1	6.7	4.1	214,035,599	711,428,720	436,826,711
	Tonnes	Ag (g/tonne)	Pb (%)	Zn (%)	Ag (kg)	Pb (tonnes)	Zn (tonnes)
Total (Metric)	4,847,164	1,373	6.7	4.1	6,657,234.9	322,698.4	198,141.1

Between 1990 and 1998, the Dominion Mineral Resources and Sterling Frontier Properties Company of Canada Limited (Dominion), after acquiring 32% interest in UKHM, carried out extensive reclamation, remediation, and exploration work at the Bellekeno, Husky Southwest, and Silver King mines in order to reopen the camp. Lack of financing forced Dominion to abandon its rights, in effect reverting back the rights to UKHM. Environmental liabilities and site maintenance costs drove UKHM into bankruptcy; the Federal Government inherited the assets.

Records indicate the Bellekeno Mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6oz/ton of silver (1,461 g/tonne silver) with approximately 11% lead and 7% zinc (Table 6.2) .

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff (Table 6.2) . This estimate considers samples that were collected by underground percussion drilling, core drilling and chip sampling; silver assays were capped at 100 oz of silver per ton (3,429 g/tonne silver). Manual polygonal estimation methods were used and, where necessary, the veins were diluted to a minimum mining width of 5 ft (1.52 m). These historical resources were classified according to the CIM Mineral Resource/Reserve Classification reporting guidelines (February 1996). Although believed to be relevant by Alexco management, these historical resources were prepared before the development of NI 43-101, and therefore should not be relied upon.

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Table 6.2	Estimated Remaining Historical Resources* from the Bellekeno Mine, Keno Hill Property – March 1997

Resource Category	Tons	Ag (oz/ton)	Au (oz/ton)	Pb (%)	Zn (%)	Ag Eq** (oz/ton)	Ag Eq* (Moz)
Imperial Original Reporting Units
Measured & Indicated	253,300	36.5	0.01	12.4	7.1	64.4	16.3
Inferred	38,000	23.0	0.01	6.0	4.0	37.9	1.4
Resource Category	Tonnes	Ag (g/tonne)	Au (g/tonne)	Pb (%)	Zn (%)
Metric Converted Units
Measured & Indicated	229,900	1,251	0.34	12.4	7.1
Inferred	34,400	789	0.34	6.0	4.0

* Historical mineral resource estimate prepared by Keno Hill mine staff before the development of NI43-101. This historical resource estimate that is considered relevant should not be relied upon. Alexco does not consider this estimate current. Reported at a 15 oz/t silver cut-off.
** Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

In June 2005, Alexco was selected as the preferred purchaser of the assets of UKHM by PWC, the court-appointed interim receiver and receiver-manager of Keno Hill. In February 2006, following lengthy negotiations with both, the Federal and Territory governments, the Supreme Court of the Yukon Territory approved Alexco's purchase of UKHM's assets through Alexco's wholly-owned subsidiary, ERDC.

Interim closing of the Keno Hill transaction was completed on April 18, 2006, and an agreement governing management and future reclamation of the Keno Hill district was signed. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development, and is not required to post security against pre-existing liabilities. ERDC will also be reimbursed for its future environmental reclamation activities -estimated at more than Cdn$50 M – while itself contributing Cdn$10 M to cleanup of the Keno Hill district. ERDC has also assumed responsibility for ongoing environmental care and maintenance of the site under contract to the Yukon Territory Government, and is actively conducting a baseline environmental assessment and site characterization program.

To finalize the Keno Hill acquisition, ERDC applied for and received a water license in November 2007. Upon receipt of the license, ERDC received clear title to surface and subsurface claims, leases, free-hold land, buildings, and equipment at Keno Hill.

During 2006, Alexco embarked on an aggressive exploration program targeting the historical resources at Bellekeno and Husky SW and subordinately other former mines in the district. Forty-two surface core boreholes (11,180 m) were drilled in 2006, 85 surface core boreholes (21,754 m) in 2007, 53 surface core boreholes (10,352 m) in 2008 and 133 underground core boreholes (7,695 m) and 39 surface core boreholes (7,952 m) in 2009 to test the extensions of historic resources at

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Bellekeno, Husky SW, Silver King, Silver King East, Onek, Lucky Queen, and several additional exploration targets. In 2009, Alexco also completed 283 sonic boreholes (911 m) over the historical Elsa tailings site.

Drilling by Alexco in the Bellekeno Mine area includes 9 surface core boreholes (3,727 m) in 2006, 31 surface core boreholes (9,217 m) in 2007, 2 surface core boreholes (782 m) in 2008 and 133 underground core boreholes (7,695 m) and sixteen surface core boreholes (2,703 m) in 2009.

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7.0	G E O L O G I C A L S E T T I N G

7. 1	R E G I O N A L G E O L O G Y

The historic Bellekeno Mine is one of several polymetallic silver-lead mines within the historic Keno Hill mining camp located in central Yukon, Canada.

The Keno Hill mining camp is located in the northwestern part of the Selwyn Basin in an area characterized by the Robert Service Thrust Sheet and the Tombstone Thrust Sheet; these thrust sheets are overlapping and trend northwesterly. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin (Figure 7.1). A compressional regime that possibly existed during the Jurassic, but certainly during the Cretaceous produced thrusts, folds, and penetrative fabrics of various scales. Early large scale deformation (D1) produced recumbent folds, resulting in local structural thickening of strata. A second (and possibly third, D3, Roots, 1997), deformational event (D2) produced gentle south westerly plunging syn- and antiform pairs; layering in these structures are axial planar to the D1 recumbent folds.

The Robert Service Thrust Sheet in the south is composed of Late Proterozoic to Cambrian sandstone, locally with interbedded limestone and argillite, a Cambrian to Middle Devonian succession of siltsone, limestone and chert, and Upper Devonian argillite, chert, and chert pebble conglomerate. The latter unit unconformably overlies the lower units.

The Tombstone Thrust Sheet to the north consists of Devonian phyllite, felsic meta- tuffs and metaclastic rocks, overlain by Carboniferous quartzite. This latter rock unit is locally thickened due to folding and or thrusting and hosts the mineralization of the Keno Hill camp.

Intrusive rocks formed during four episodes of plutonism. Early Paleozoic fine- grained diabase occurs as metre-scale dikes and sills in the Upper Proterozoic to Lower Cambrian rocks. During the Mid-Triassic, gabbros to diorites formed pods of various sizes, primarily in the Devonian and Mississippian rocks of the Tombstone thrust sheet. A third phase of plutonism took place around 92 million years ago in the early Cretaceous and resulted in widespread and voluminous Tombstone intrusions of commonly granitic to granodioritic composition. The youngest magmatic activity occurred around 65 million years ago in the Upper Cretaceous and resulted in the formation of peraluminous megacrystic potassium feldspar granite.

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Figure 7.1           General Geology of the Selwyn Basin Area

Source: Dusel-Bacon et al., 2002.

In addition to the Keno Hill silver mining camp, where polymetallic veins were exploited, the area hosts a number of occurrences, and showings of tungsten, copper, gold, lead, zinc, antimony and barite.

Tin, tungsten, and molybdenite occurrences are possibly related to the suite of Cretaceous intrusion; whereas lead, zinc, and barite occur in stratiform calcareous sedimentary rocks of early to mid-Paleozoic age typical of sediment-hosted deposits.

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7.2	P R O P E R T Y G E O L O G Y

The local geology is characterized by three sedimentary rock units: Lower Schist, Central Quartzite, and Upper Schist (Figure 7.2). Individual layers are thought to be conformal and are metamorphosed to greenschist facies assemblages. Regional metamorphism is believed to have occurred in the Middle Cretaceous, about 105 million years ago.

The Lower Schist is of Devonian to Mississippian age and is composed of graphitic, calcareous, and sericitic schist, thin and locally thick-bedded quartzite and minor greenstone of Middle Triassic age. The greenstone forms sills and/or boudins and consist of metadiorite and metagabbro. The sills and boudins form bodies up to 1 km long and 30 m thick. They occur primarily on Keno Hill. Weathering of the Lower Schist is pronounced and results in small silica fragments supported by a clay matrix. The fast weathering prevents outcrops from forming. The lower contact of this unit has been cut off by the Tombstone Thrust Fault.

The Mississippian Central Quartzite, also known as the Keno Hill Quartzite, has a structural thickness of approximately 700 m and consists of bedded and massive quartzite with minor schist and phyllite layers as well as greenstone horizons, which occur most commonly in the lower half of the Central Quartzite. The thickness of this unit is especially great in the Keno Hill area; which is likely due to the presence of a D1 fold nose and accompanied structural thickening in the Keno Hill area. Underground exposure has revealed tight isoclinal folding. Internal fracturing leaves the unit prone to weathering, resulting in the formation of felsenmeer downslope, where large slabs of quartzite accumulate. This unit is the most important host to mineralization of the Keno Hill camp.

A package of Cambrian quartz- mica schist, quartzite, graphitic schist, and minor limestone comprise the Upper Schist. The Robert Service Thrust Fault separates the Upper Schist from the younger Central Quartzite.

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Figure 7.2           Local Geology of the Keno Hill Camp (Image Modified from a GSC Map)

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A number of quartz-feldspar porphyritic sills have intruded the stratigraphy parallel to schistosity. The sills are most common in the Lower and Upper Schists and can reach thicknesses of up to 50 m; reports of occurrences in the Central Quartzite are inconclusive and vague. The quartz-porphyry sills are believed to be related to the ninety three million year old Roop Lake granite (also known as Mayo Lake pluton), which is located southeast of the camp.

Structurally, the property is characterized by four sets of faults; many of which have been filled by hydrothermal minerals, forming veins. The oldest fault set consists of south dipping structures that are generally parallel to foliation and are apparently associated with the Tombstone Thrust Fault since movement was contemporaneous or slightly later. Locally, brittle deformation has been observed along these structures. A second fault set, known as “longitudinal veins” strikes north east to east northeast and dips steeply southeast. The latest movement along these faults is sinistral with offsets locally reaching more than 150 m; however, more than one episode of movement commonly is indicated. Depending on the competency of the host rock, longitudinal veins can be up to 30 m wide in an anastomosing system of sub-veins. Essentially all mineralized rock was mined from these longitudinal veins. A third set of faults, known as “transverse faults”, is north-west striking and dips steeply to the north. Transverse faults commonly do not contain silver and lead mineralization but are commonly filled by quartz with trace to minor arsenopyrite, pyrite, and jamesonite. Vein thicknesses can reach 5 m. Transverse faults are believed to be dilational zones between en echelon longitudinal faults.

A younger set of faults, known as cross faults, strike north to north east with a dip of 60° west to southwest and offset vein or longitudinal faults by up to 2,000 m. In the western part of the camp, dextral movement is the most recent event along these structures, whereas in the eastern part of the camp sinistral movement with less magnitude prevails.

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8.0	D E P O S I T T Y P E S

The Keno Hill Mining camp has long been recognized as a polymetallic silver-lead-zinc vein district with characteristics possibly similar to other well known mining districts in the world. Examples of this type of mineralization include the Kokanee Range (Slocan), BC; Coeur d’Alene, Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic.

The common characteristics of these locales are the proximity to crustal-scale faults, the occurrence in a package of monotonous clastic metasedimentary rocks, which have been intruded by plutons. Even though the mineralization is not likely related to the intrusions, they may have acted as a heat source for hydrothermal circulation. Mineral precipitation occurred where metal-laden hydrothermal fluids with a temperature of 250°C to 300°C travelled through open fractures caused by a local tensional stress regime in an otherwise compressional environment and precipitated metals as pressure and temperature changed.

The metals were likely leached from crustal rocks by hot circulating fluids. Mineral precipitation likely occurred at an average depth of about 6 km. Fluid mixing of hydrothermal fluid with meteoric fluid is common as is boiling. Multiple fluid pulses result in a repetition of the mineral sequence precipitated as well as recrystallization and modification of the existing mineral assemblage.

At Keno Hill, the largest accumulation of ore minerals occurred in structurally prepared competent rocks, such as the Central Quartzite, resulting in areas of increased fluid flow. Incompetent rocks like phyllites tend to produce fewer and smaller (if any) open spaces, limiting fluid flow and resulting mineral precipitation.

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9.0	M I N E R A L I Z A T I O N

Good summaries of the mineralogy of the Keno Hill District silver-lead-zinc mineralization can be found in Cathro (2006), Murphy (1997), and Roots, (1997). Mineralization in the Keno Hill camp is of the polymetallic silver-lead-zinc vein type. Mineralization of this type ideally exhibits a succession of hydrothermally precipitated minerals from the vein wall towards the vein center. However, at Keno Hill multiple pulses of hydrothermal fluids travelling through the same structure are very likely to modify the original succession of precipitated minerals by recrystallization and/or repetition of the original succession. Supergene alteration can further change the mineralogy in a vein. In the Keno Hill area, supergene alteration reached a maximum depth of about 200 m shortly after vein emplacement. Due to glacial erosion, much of the supergene zone has been removed.

In general, common gangue minerals include manganiferous siderite and to a lesser extent quartz and quartz breccia as well as calcite. Silver occurs in argentiferous galena and argentiferous tetrahedrite (freibergite). In supergene assemblages, silver is further found as native silver, in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in sphalerite, which is iron rich. This type of sphalerite is also known as marmatite and contains approximately 7% more zinc than “normal” sphalerite. Furthermore, sphalerite can contain approximately 7,000 to 10,000 grams of cadmium per tonne and up to 800 grams of tin per tonne (non-recoverable). Other sulphides include pyrite, arsenopyrite, and chalcopyrite. Pyrite and arsenopyrite are locally gold-bearing. Roots (1997) gives a general paragenetic sequence for minerals in the Keno Hill camp (Figure 9.1)

In addition to a lateral zoning mentioned above, veins exhibit a vertical change in mineralogy. According to Cathro (2006, p. 112):

“A typical oreshoot displays a predictable vertical zoning from lead-rich at the top to zinc-rich at the bottom. Mineralogically, the ore changes with increasing depth from galena to galena-freibergite, to galena-freibergite-sphalerite-siderite, to sphalerite-freibergite-galena-siderite, to sphalerite-siderite, to siderite-pyrite-sphalerite”.

Due to this zonation, individual veins have historically been interpreted to have a silver-poor sphalerite-rich lower zone. Historically, it was also believed that economic mineralization in the Keno Hill camp was restricted to a shallow zone of about 120 m thickness; the discovery of the Number 3 Vein below the 400 level in the Hector-Calumet Mine in 1948 showed that silver-rich veins exist deeper than historically believed and that known veins exhibit depth potential.

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In addition to the local changes in mineralogy, a camp-scale zonation from high gold to copper and iron to zinc ratios of tetrahedrite in the west of the camp to lower ratios in the east has been recognized. It is believed that the Roop Lakes Granite, located 10 to 15 km west of the camp, acted as a heat source for the hydrothermal system that resulted in the precipitation of the vein minerals. With increasing distance to from the granite, hydrothermal fluids would have experienced a general decrease in temperature, leading to the observed change in metal ratios. Murphy (1997) points out, however, that the geometry between intrusion and mineralized veins might not reflect the geometry during the time of hydrothermal activity. Since the timing of mineralizing events and deformation is poorly constrained, the apparent zoning could be the result of other, as of yet unknown, factors.

Despite the above mentioned uncertainties, a generally lower fluid temperature along the western edge of the camp could be responsible for the epithermal character of the ore from the Husky, Husky Southwest, and possibly the higher levels of the Bellekeno deposits. These deposits contained higher gold grades than other deposits of the camp. Gold occurs as electrum, in pyrite, and in arsenopyrite. Sulphide mineralogy at Husky and Husky Southwest is also different from the bulk of the mines; the main sulphide is pyrite, which amounts for 1 to 5%. Galena is rare and not argentiferous; instead silver occurs as microscopic crystals of native silver and argentite.

Figure 9.1           Paragenetic Sequence of the Bellekeno Area

Source: redrafted from Roots, 1997.

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9.1	B E L L E K E N O M I N E R A L I Z A T I O N

The Bellekeno vein system consists of numerous veins with variable strike, dip, and thickness. The main mineralized structure, the 48 vein-fault occurs in three distinct mineralized zones: Southwest, 99, and East (Figure 9.2) with the bulk of historical mining occurring in the 99 Zone. The average strike is approximately 030° azimuth with an average dip of 60° to 80° to the east or west. Reported thickness ranges from just a few centimetres to several metres. Faults, originally exposed underground, show intense iron carbonate alteration and local brecciation. Mineralized zones are largely composed of siderite and limonite. Ore minerals include freibergite and galena, and sphalerite. Accessory minerals are anglesite, cerrussite, smithsonite, malachite, arsenopyrite, pyrite, chalcopyrite, and azurite. Typical drilling intercepts are presented Figure 9.3 and Figure 9.4.

Similar to other mineralized vein systems in the Keno Hill Camp, individual veins have a silver-lead-rich top, becoming increasingly zinc-richer and silver/lead-poorer with increasing depth. Veins occur as stacked systems with different metals occurring at various depths within a vein system (but zoned in individual veins).

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Figure 9.2           Schematic Longitudinal Section Showing Three Distinct Zones of the Bellekeno 48 Vein, Historical Mine Workings

Note: section location shown in inset.

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Figure 9.3           Composite Section across the Southwest Zone in Borehole K06-0016

Borehole K06-0016 (Bellekeno)
40.5 gpt Ag
7.86% Zn
0.37% Pb
364.0m
1,270 gpt Ag
16.3% Zn
17.3% Pb
364.6m
3,440 gpt Ag
34.5% Zn
7.38% Pb
365.8m
281 gpt Ag
4.12% Zn
2.77% Pb
366.5m
186 gpt Ag
2.94% Zn
1.18% Pb
367.0m
Not assayed
369.0m
KenoHill_Oct06 052.jpg

Note: pencil shown for scale.

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Figure 9.4           Composite Section across the Southwest Zone in Borehole K06-0023

Note: pencil shown for scale.

9 . 2	B E L L E K E N O M I N E R A L I Z A T I O N C O N T R O L S

Access to the underground workings at Bellekeno combined with the significant increase in drill hole data in 2009 led to a more comprehensive understanding of the mineralization controls. An updated structural and stratigraphic interpretation of the

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Bellekeno mine area and their effects on the 48 vein/fault and associated mineralization was completed this year (Otto, 2009) and is summarized below.

The Bellekeno 48 vein lies in the damage zone of the curviplanar 48 vein/fault. The fault meanders along strike and dip, and the mineralized parts (ore shoots) are restricted to specific segments defined in part by strike orientation and dip steepness. Data collected in 2009 suggests that, in addition to structural controls, specific lithologies, unit thickness, and diversity exercise strong control on vein development and influence the distribution of ore-grade material.

9.2.1	S T R U C T U R A L C O N T R O L S

The 48 vein/fault strikes on average 038° through the mine but curved segments along the meandering fault plane have strike orientations that range from 025° to over 065°. Thick and high-grade portions of the vein occur preferentially along segments with strikes north of 038° while thin or no veins occur along segments greater than 038°. Rock units correlative across the fault show dip-normal separation of approximately 40 m and sinistral strike separation of approximately 80 m. A calculation of the most likely amount and direction of displacement using correlative strata and constrained by movement assumed parallel to the axis of curvatures in the fault plane indicate that the hanging wall displaced left-obliquely 35 m down to the northeast along a vector of 080°/-65° or resolved to components, 15 m of sinistral strike, and 30 m of dip displacement. Using the 080° strike vector of displacement the fault would have preferentially dilated along segments with strikes north of 038° while segments with strikes to the east would remain tight. The northerly striking segments would have preferentially fostered hydrothermal fluid flow.

Areas where fault strike abruptly changes commonly contain structures that splay into the hanging wall or footwall. These splays indicate that strike curvatures of the main fault were areas of accumulated stress, ultimately relieved by propagation of the splaying structures. Typically, those that propagated with strikes less than 038° were mineralized and formed subsidiary hanging wall or footwall veins while those with strikes greater than 038° displaced compressionally. Taken to maturity, the splay faults would act to straighten the overall fault trace to a more stable geometry, forming cymoid loops in the process, such as those observed at Hector-Calumet.

9.2.2	S T R A T I G R A P H I C C O N T R O L S

Mine-scale stratigraphic correlations define a continuous three-tier section that occupies the top third of the central quartzite (Figure 9.5). A thick greenstone sill marks the top of a massive quartzite-dominant interval that hosts the East Zone and forms the lowest exposed part of the section. A massive quartzite interval, the Bankers quartzite, separates two sequences of interlayered quartzite and schist above the greenstone. The lower of these hosts the 99 Zone and the upper one the

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Southwest Zone. The composite section shows increasing lithological diversity from bottom to top.

Differential dilational of the 48 vein occurs where the fault flattens as it propagates vertically through schistose strata in a manner similar to changes noted along fault strike. The least dilation occurs along segments with schist in both the hanging wall and footwall; greater dilation occurs in segments with quartzite against quartzite, and the maximum amount occurs at the juxtaposition of lithologically diverse sections, which may have enhanced ore-forming fluid conduits by interconnecting permeable zones.

The observation that changes in fault-dip at lithological boundaries controls vein thickness, though empirical, may be an oversimplification of the process that underlies formation of veins with enhanced thickness and ore grade. The East Zone section, below the greenstone, includes two massive quartzite units separated by 12 m of graphitic schist. The section hosting the 99 Zone includes parts of four quartzite intervals separated by three of schist, and that hosting the Southwest Zone includes a diversity of quartzite beds with abundant interbedded schist and thick intervals of intricately interlayered thin-bedded quartzite and schist. The association of upward-increasing lithologic diversity and the amount of ore in the adjacent vein show a positive correlation; the diverse, intricately interlayered Southwest Zone section hosts the greatest amount of ore while the quartzite-dominant East Zone section the least.

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Figure 9.5           Composite Stratigraphic Section of the Bellekeno Mine

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10.0	E X P L O R A T I O N

Most past exploration work in the Keno Hill district was conducted as support to the mining activities until the mines closed in 1989. A good summary of the early exploration work is provided by Cathro (2006). This historic work involved surface and underground drilling designed to explore areas surrounding the main underground working areas. It is beyond the scope of this report to describe all historical exploration work completed in the Keno Hill district. Only the relevant historical work completed at properties of current interest to Alexco is included here.

The current exploration conducted by Alexco is the first comprehensive exploration effort in the district since 1997, with exploration being led by a geological team from NovaGold Resources Inc. During the initial phase of Alexco’s involvement at Keno Hill, a program of geologic data compilation, aero geophysical surveying (conducted by McPhar Geophysics), and surface diamond drilling was completed.

Past operator UKHM accumulated a huge number of paper maps and documents relating to nearly 70 years of district mining but the documentation and data were never assembled into a coherent database that could be used to decipher the geology on a district scale. Beginning in late 2005 and continuing throughout 2006 and 2007, Alexco has converted over 100 gigabytes of this historic data to digital form by scanning and data entry.

Two diamond drilling rigs were mobilized to the district during the summer of 2006. There were 42 surface drill holes totalling 11,180 m completed during the season. The holes were primarily directed toward verification and extension of historic resources at Bellekeno, Husky SW, and Silver King. However, a few widely spaced holes were also drilled on other targets considered promising such as Silver King East and Lucky Queen. As a routine procedure, all diamond drill core sampled was analyzed for 33 elements with analyses of these geochemical data being used to gain a better understanding of the distribution of mineralizing fluids on both a district and local scale.

Diamond drilling resumed in March of 2007 with emphasis again being placed on Bellekeno, Husky SW, and the Silver King/Silver King East areas. In addition, targets were drilled on several under-explored veins in the vicinity of Elsa town site. Lucky Queen was revisited and the Onek mine area saw substantial amounts of work. During 2007, approximately 21,754 m of drilling were completed on the Keno Hill project in 85 surface boreholes.

The 2008 diamond drilling program began in January with two geotechnical holes drilled at Bellekeno. Exploration drilling commenced in March beginning at the Leo prospect then moving to Onek, Lucky Queen, Keno 700, Hector Calumet, and

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Bermingham. A total of approximately 10,352 m was drilled on the project in 53 surface boreholes.

In 2008, Alexco completed construction of a new 633 m decline accessing the historical Bellekeno underground workings. Break-through occurred in December 2008 at the 625 level of the 99 Zone. In 2009, Alexco dewatered the lower Bellekeno workings, rehabilitated additional primary access, and established underground drill platforms. Underground core drilling on all three resource zones (Southwest, 99, and East) occurred between February 1 and July 15, 2009 and totalled 7,333 m. An additional 1,666 m of surface drilling on the East and 99 zones were completed between June 1 and July 15, 2009.

Underground geologic mapping was undertaken at multiple points along the ore bearing 48 vein/fault. Mapping focused on structure and mineralization as well as hanging wall and footwall lithologies. A district-wide surface geological mapping and structural study, which started in 2008, was continued during the summer 2009 field season with findings incorporated into the Bellekeno geologic model where applicable.

Additional surface drilling in 2009 totalling 6,286 m occurred at Runer, Keno 700, Lucky Queen, Coral-Wigwam, Bermingham, Silver King, and Bellekeno, southeast of the resource area.

Three geophysical techniques have been used over parts of the property (i.e. aeromagnetic, aeroelectromagnetic, and ground induced potential). The high quality results generated by these surveys were successful in helping to identify possible hidden structures and covered stratigraphy. There is, however, no obvious signature unique to known mineralization. During 2007, a ground induced potential geophysical survey was completed on the Husky SW to Silver King trend by contractor Aurora Geosciences.

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11.0	D R I L L I N G

1 1.1	H I S T O R I C A L D R I L L I N G

Available information about historical drilling is probably incomplete but reaches back to 1974 for the Husky SW area and to 1975 for the Bellekeno area. The available information is summarized in Appendix A.

For the Bellekeno area historical drilling information is available from 1975 onwards. UKHM and Watts, Griffis, and McOuat (WGM) drilled a total of 13,006 m, consisting of underground and surface holes. Both companies drilled diamond drill holes as well as percussion or reverse circulation holes. Similar to the situation at Husky SW, very little information is available about azimuths and dips of these historical holes. Hence, no information about intersected mineralization and its true thickness is available.

SRK briefly reviewed and discussed with former UKHM staff drill core sampling procedures that had been undertaken during mine operations. Surface and underground diamond and percussion drilling was completed by UKHM for the Bellekeno deposit. Chip sampling was conducted along mining drifts and raise in the Bellekeno East and 99 zones and to a limited extent in the SW Zone.

Diamond drilling procedures used by UKHM appear to be reasonable based on limited information about historical procedures. UKHM reported significant losses of silver mineralization in the course of drilling as finely mineralized sulphosalts were washed out of core material by drilling fluids, particularly in the Silver King deposit. To accommodate this problem, drill hole assays were augmented by sludge samples to adjust for this loss during the estimation of historical resources. Sludge samples are affected by many factors from drilling technique to mud density and the size, shape, and weight of drill cuttings. SRK considers sludge samples as poor quantitative indicator of metal losses.

Historical percussion drilling drill cuttings were assayed and analysed to determine grade and contacts of mineralization. UHKM used procedures such as:

logging of penetration rates and drill fluid colour to assist identification of mineralized zones flushing of hole after each 4-ft sample interval to reduce “run-on” contamination careful analysis of chip samples under binocular microscope to identify first appearance of mineralized and unmineralized lithologies.

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Despite the procedures, percussion samples are considered fundamentally biased because they do not represent a continuous and regular volume of rock. Sample contamination from percussion hole sidewalls remain a possibility despite flushing the hole between 4-ft samples.

11.2	2 0 0 6 T O 2 0 0 9 A L E X C O D R I L L I N G

Alexco conducted project-wide surface diamond drilling programs in 2006, 2007, and 2008 and both surface and underground programs in 2009. Drilling included 42 drill holes totalling 11,180 m in 2006, 85 drill holes totalling 21,754 m in 2007, 53 drill holes totalling 11,132 m in 2008, and 173 drill holes totalling 15,647 m in 2009. Alexco also drilled 283 sonic drill holes totalling 911 m in the area of the historical Elsa tailings in 2009.

At the Bellekeno Mine, 9 (3,727 m), 31 (9,217 m) and 9 (1,666 m) surface core boreholes targeted the 48 and 49 vein structures in 2006, 2007, and 2009, respectively, along with 132 (7,333 m) underground core boreholes drilled in 2009 (Appendix A). Other core surface boreholes were drilled in the Bellekeno area during 2007 and 2009 but they are not relevant for this Technical Report.

The drilling was designed to confirm and test historic reserve/resource blocks and extend known mineralization at various past producing mines within the Keno Hill district. Drilling to date has focused on the following past producing mines/prospects: Bellekeno Mine area, Silver King Mine, Husky SW Mine, Husky Mine, Lucky Queen Mine, Ruby Mine, Shamrock Mine, Onek Mine, Hector Calumet Mine, Keno 700 Mine, Bermingham Mine, Coral-Wigwam prospect, Silver King East prospect, Tic vein, Schoolhouse vein, RCMP/Pool vein, and Townsite vein.

Figure 11.1 and Figure 11.2 show locations of the surface and underground boreholes drilled in the vicinity of the Bellekeno Project.

In 2006, diamond drilling was performed by Peak Drilling Ltd. based out of Courtney, BC, utilizing two skid mounted drill rigs – an LF-70 drill, and an EF-90 drill. Drilling was done by the wireline method using N-size equipment (NQ2).

In 2007 and 2008, diamond drilling was performed by Quest Canada Drilling Ltd., based out of Abbotsford, BC, utilizing four skid mounted drill rigs in 2007 (two LF-70 drills and two LF-90 drills) and two skid mounted drill rigs in 2008 (one LF-90 drill and one QD-4 drill). Drilling was done by the wireline method using H-size equipment (HQ).

In 2009, underground diamond drilling was performed by Boart Longyear Inc. (Boart Longyear) of Haileybury, Ontario, utilizing two LM90 drills. The 2009 surface drilling was performed by Kluane Drilling Ltd. of Whitehorse, Yukon, utilizing two skid mounted KD-1000 drills. Drilling was done by the wireline method using N- and H- size equipment (NQ/HQ for underground; NTW/HTW for surface).

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For all campaigns, the drilling was well supervised, the drill sites were clean and safe, and the work was done efficiently. Diamond drill operational safety inspections were conducted on each drill rig at various times throughout the drilling programs.

Surface drill hole collars were located respective to UTM coordinates. Proposed drill hole collars were located using a Garmin GPS. Final and completed collars were surveyed with an Ashtech GPS utilizing post-processing software for ±0.1 m accuracy. Final coordinates were also recorded in the UTM coordinate system.

Surface drill holes ranged in length from 67 m to 600 m, averaging 259 m. Most holes were drilled on a north-westerly azimuth with a declination of between 40° and 90°. In most cases the drill holes were designed to intercept the mineralized zones perpendicular to the strike direction to give as close as possible a true thickness to the mineralized interval. Down hole surveys were taken approximately every 60 m (2006), 30 m (2007/2008), or 15 m (2009) using a reflex survey tool.

Underground drill hole collars were located respective to UTM coordinates. All collars and drill stations were surveyed by underground surveyors for Procon Mining & Tunnelling Ltd. using a total station survey instrument.

Underground drill holes averaged 55 m in length ranging from 9 m to 159 m. Holes were drilled on both north-westerly and south-easterly azimuths with an inclination/declination of between +55° and -71°. The 2009 underground program utilized a Reflex multi-shot instrument for down hole surveys with survey taken every 15 m to 30 m.

Standard logging and sampling conventions were used to capture information from the drill core. The core was logged in detail using paper forms with the resulting data entered into a commercial computerized logging program either by the logging geologist or a technician. Four sets of data were captured in separate tables: Lithology and Structure, Mineralization, Alteration, and Geotechnical. Any remarks were also captured. Lithology was documented by a one to four-letter alphanumeric code with additional modifiers. Structural data consisting of type of structure and measurements relative to core axis were recorded within the Lithology table. The Mineral table captured visual percentage veining (by type), sulphide (galena, sphalerite, pyrite, arsenopyrite, stibnite, chalcopyrite, freibergite, and native silver), and oxide (limonite, sulphosalts and wad). Specific alteration features including silica, carbonate, and FeOx alteration were also captured using a qualitative weak to strong scale. The Geotechnical table records percentage recovery and rock quality determination for the entire hole and fracture intensity where warranted. Specific gravity, magnetic susceptibility, and point load test were performed on selected holes.

Alexco systematically measures core specific gravity (CSG) of mineralized material as well as basic rock types. Specific gravity is measured using a balance and measuring the weight of core pieces in air and in water. Core weighted in water is not covered by wax or plastic film. Alexco collected approximately 710 core specific

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gravity measurements during the 2006, 2007, and 2009 drilling programs at Bellekeno. Pulp specific gravity (PSG) measurements were obtained by pycnometry on assayed intervals from mineralized zones for all Alexco drilling by ALS Chemex Laboratories (laboratory method OA-GRA08).

Core recovery rates within vein structures are historically low in the Keno Hill district. The 2009 underground drill program took a number of steps to address this issue. Boart Longyear, the selected drill contractor, began the 2009 program in the East Zone drilling NQ3 diameter core using a split-tube core tube. The split tube is essentially a sleeve within the core tube that allows for greater core recovery and less damage to the core upon extraction from the core tube. Boart Longyear experimented at the start of the program to find the best practices for core production and recovery which improved with time. Different core bits were tried to find the most suitable penetration rates of the quartzite along with different combinations of drill additives to improve recovery. A thick bentonite mixture proved to be the most effective. Eventually the switch was made to HQ3 diameter split-tube drilling resulting in a significant increase in recovery rates. Ultimately, a combination of hole diameter and heavy muds proved to be the most effective.

In an attempt to better identify and quantify recovery, Alexco advised Boart Longyear to take the following steps:

1)	A core block is placed in the box every time the tube is pulled, thus increasing the number of metre blocks from which to measure recovery.

2)	Core blocks were placed in the core box to differentiate between two types of core loss: voids and wash zones.

3)	Core blocks were placed in the core box to denote the length of core washed or the length of the void intercepted.

Voids were rarely encountered, but are identified and treated differently than core loss in the grade estimation. Six void intervals were cut across a total of two holes. Core loss proved to be a direct result of grinding and washing away of material. The core logger would record the length of the wash zone and record that as a “no-recovery” (NR) interval. It is felt that this method was the best approach to most accurately quantify recovery and core loss.

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Figure 11.1           Location of Surface Boreholes Drilled in 2006, 2007, and 2009 at the Bellekeno Mine

486600E
487200E
487800E
7087000N
7086400N
7085800N
708700N
7086400N
7085800N
N
W
E
S
East Zone
99 Zone
Southwest Zone
K-07-0078
K-07-0081
K-07-0079
K-07-0076
K-07-0075
K-07-0091a
K-07-0073
K-07-0089
K-09-0185
K-09-0188
K-09-0186
K-09-0187
K-07-0082
K-07-0065
K-07-0086
K-07-0067
K-07-0083
K-09-0190
K-09-0193
K-07-0094
K-07-0096
K-07-0099
K-07-0107
K-07-0092
K-07-0093
K-07-0095
K-09-0191
K-09-0189
K-07-0098
K-07-0102
K-08-0128
K-08-0127
K-09-0196
K-07-0106
K-07-0106a
K-09-0183
K-07-0104
K-09-0182
K-09-0181
K-09-0184
K-07-0105
K-07-0109
K-09-0192
K-09-0194
K-07-0105
K-06-0038
K-07-0103
K-06-0021
K-06-0035
K-06-0011
K-07-0101
K-06-0023
K-07-0090
K-06-0027
K-06-0030
K-07-0100
K-07-0097

Note: also shown are borehole traces and historical underground workings.

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Figure 11.2	Long Section along the Bellekeno 48 Vein Showing Location of Pierce-points of Underground Borehole Drilled in 1986, 1995, 1996, and 2009 at the Bellekeno Mine

Note: location shown in inset.

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12.0	S A M P L I N G M E T H O D A N D A P P R O A C H

12.1	H I S T O R I C A L

Information regarding historical (pre-Alexco) sampling approach and methodology is limited. The available documentation is outlined in this section.

A 1965 UKHM document outlines the sampling procedures for a newly purchased percussion drill. It was found that in most cases the frozen ground gave sufficient support for the drill hole without additional casing. In a few cases where the ground was not frozen, casing was advanced with the drill bit.

Drill cuttings were collected using a locally designed cone-shaped deflector with a catch pan shaped to fit around the casing. During drilling operations, cuttings were blown upwards between the drill rod and the casing, hit the deflector, and were caught by the catch pan. Runs were 5 ft (1.5 m) in length and provided 10 to 15 lb of sample material. At the end of each shift, several hundred grams were split from each sample in the geochemical laboratory; the remainder of the sample material was screened to -14 mesh. Constituents of the fine and coarse fraction were identified separately.

Two separate documents dated 1974 and 1994 by WGM outline sampling procedures for the reverse circulation drilling. Two samples were to be collected for each 5 ft interval. One sample was sent to the laboratory while the other sample stayed at the drill for reference. The samples were collected in porous plastic bags and were dried prior to analysis. The document stresses cleanliness during the sampling procedure in order to avoid contamination.

A 1996 UKHM “Geological Procedure” manual outlines the core sampling procedure. Once the core was logged, the geologist was to mark sample intervals on the core with a crayon and blue flagging. The core was then photographed with footage tags clearly visible and lithological contacts clearly marked by flagging. Sample bags were marked with the sample tag number and two sample tags were to be placed in the bag (one tag stayed with the reject the other with the pulp). Following sample bag preparation the core was split so that half of the core could be retained. All samples from one hole were listed on a sampling record sheet of which copies were distributed to the chief geologist and the bucking room.

The manual also contains underground chip sampling guidelines. Geologists were urged to sample all active faces of advancing workings that contained vein material in order to obtain a complete record of grade distribution. Individual chip sample length was not to exceed 3 ft (90 cm) but no minimum length was listed. If possible

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vein material was to be sampled separately from wall rock. Total sample length had to be at least 5 ft (1.5 m), representing the minimum mining width. In case of small parallel veins, wall rock between individual veins was sampled separately to a minimum width of 1 ft (30 cm). A typical sample size was approximately 2 kg.

An undated UKHM document outlines underground chip sample procedures as well. In addition to the above information, emphasis is put on clean faces in order to prevent sample contamination from previous blasting activities. Samples were to be taken within a 1.5 ft (50 cm)-wide area across the rock face. In addition to separate samples per rock type, this undated document requires separate samples for a change in structure. The sample location was to be measured from the nearest survey station; the resulting distance measurement was used to plot the samples (and assay results) on level plans. More detailed information was listed regarding the direction in which samples were to be taken for various kinds of underground openings.

Historical chip samples from the current Bellekeno resource area were collected and analyzed late in the history of UKHM. Sampling procedures are well documented and considered to meet best practice standards.

12.2	A L E X C O 2 0 0 6 T O 2 0 0 9

The sampling protocol for the Alexco 2006 to 2009 surface drill programs has been the same. The logging geologist marks the sample intervals on the core. Samples are typically 2 m in length within major rock types. Sample intervals are broken at lithological contacts and at significant mineralization changes. Sample intervals within mineralized zones range from 0.10 m to 1.0 m, based on consistency of mineralization. In 2006, boreholes were sampled top to bottom, while from 2007 to 2009, some intervals of barren material were not sampled for holes in close proximity to boreholes that were sampled continuously.

After logging, the core was digitally photographed and sawn in half lengthwise with a diamond saw with attention paid to core orientation. One half was returned to the core box for storage at site and the other bagged for sample shipment. No further on-site processing is performed.

The sampling protocol for the 2009 underground drill program was the same as noted above with one exception. The majority of the drill holes were whole core sampled. This was mainly done on NQ drill holes in order to approach a similar per metre sample volume to the earlier, larger diameter (NQ2/HQ), sawn surface drill core.

The drilling strategy was to sample the Southwest, 99, and East zones of the main 48 vein, and the East Zone 49 vein on sections spaced approximately 30 m or less.

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Alexco collected a series of underground chip samples from the East Zone 48 vein mainly to compare and verify earlier UKHM sampling and results. Alexco collected continuous chip-channel samples across the entire back of the 625 drift with sample intervals typically broken at mineralization changes. Sample line spacing ranged from 1 to 3 m along the drift. Local wall samples were collected as well.

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13.0	S A M P L E P R E P A R A T I O N, A N A L Y S E S, A N D S E C U R I T Y

13.1	H I S T O R I C A L S A M P L E S

Information regarding historical assay procedures is limited. Reviewed reports and documents provide only a general description of assay techniques and procedures. Equipment at the mine laboratory in Elsa included two atomic absorption instruments, a fire assay unit, and a colourimetric wet lab. SRK understands that only gold was fire assayed. Silver was analysed by XRF analysis with lead and zinc analyses conducted using titration methods.

Quality control procedures described for the UKHM laboratory included routine submission of blanks, duplicates, and spike samples. Independent tests with outside laboratories are noted in documents starting in the 1980s but cannot be substantiated. A document details procedures for the preparation of samples for atomic absorption assaying. A sample amount of 200 mg was used to analyze for silver, lead, zinc, cadmium, and copper.

13.2	A L E X C O 2 0 0 6 – 2 0 0 9 E X P L O R A T I O N P R O G R A M S

The sample shipment procedure for 2006 to 2008 is generally the same except where noted. Approximately four to five individual samples are placed in rice bags (grain sacks) for shipment.

Beginning in 2007, each rice bag was sealed with a numbered security tag. Bags are then placed on pallets and wrapped for shipping. In 2006, samples were sent via Kluane Transport to Whitehorse, Yukon, then via Manitoulin Transport to the ALS Chemex facility in North Vancouver, BC, for preparation and analysis.

In 2007 and 2008, samples were transported to the Canadian Freightways facility in Whitehorse, Yukon, by Alexco personnel. Canadian Freightways then trucked the samples to the ALS Chemex facility in Terrace, BC, for preparation. Pulverized sub- sample splits were then sent to the ALS Chemex facility in North Vancouver, BC for analysis.

In 2009 samples were transported by Alexco personnel to the Air North Airlines facility in Whitehorse, Yukon, sent by air to Vancouver, then couriered to the ALS Chemex facility in North Vancouver, BC, for preparation and analysis.

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The ALS Chemex North Vancouver laboratory is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures, including fire assay for gold and silver with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy and atomic absorption assays for silver, copper, lead and zinc. ALS Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Sample preparation and analyses is consistent for the 2006 to 2009 Alexco programs. Sample preparation (method code Prep-31) consists of initial fine crushing of the sample to better than seventy percent passing 2 mm. A nominal 250 g split of this material is then pulverized to >85% passing 75 µm for analyses. Duplicate samples are prepared by the preparation facility by collecting a second 250 g split from the crushed material taken from the preceding sample when noted.

Samples are analyzed for gold by fire assay and atomic absorption spectrometry (method code Au-AA25) on 30 g sub-samples and for a suite of 27 elements by 4-acid digestion and inductively coupled plasma atomic emission spectroscopy (ICP-AES) (method code ME-ICP61) on 0.5 g sub-samples. Elements exceeding concentration limits of ICP-AES were re-assayed by single element four acid digestion and atomic emission spectroscopy (method code element-OG62). Silver results exceeding ICP-AES limits are re-assayed by fire assay and gravimetric finish (method code Ag-Grav21) on 30 g sub-samples. Lead and zinc results exceeding concentration limits for -OG62 were analyzed by volumetric titration (method code -VOL70).

Alexco implements standard assay quality control procedures for all Keno Hill drill campaigns. Each 20-sample batch sent for assaying includes 3 control samples – a commercial Standard Reference Material (SRM), a blank, and a duplicate. The location of control samples in the sample stream is defined by the logging geologist (SRM, blank, and duplicate). Control samples were inserted when the core was sawn or when the whole core was sampled. The SRM is already processed to a pulp and is inserted as ~50-100 g amounts. The blank is commercially purchased “landscape rock”, either dolomite or basalt. Approximately 350 g to 1.5 kg of this material is inserted. An empty sample bag is inserted at the location of the duplicate, which is prepared during sample preparation at the ALS Chemex preparation facility. The duplicate consists of a coarse reject split of the preceding sample.

The quality control program developed by Alexco is considered mature and overseen by appropriately qualified geologists. The data collected by Alexco on the Keno Hill project was acquired using adequate quality control procedures that generally meet or exceed industry best practices for a resource delineation stage exploration property.

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14.0	D A T A V E R I F I C A T I O N

14.1	H I S T O R I C A L D A T A V E R I F I C A T I O N

During almost 100 years of exploration and mining in the Keno Hill area a large amount of data and documents were produced; much of this material is accessible to Alexco.

Large amounts of data were scanned by Alexco with documents initially labelled with the location (e.g. file cabinet number and drawer) before being moved from the storage sites to the scanning facility. The scans of large maps and sections are stored as image files (.jpeg format) where the file name contains original title block information. Individual files are stored in directories that mimic the physical storage location. Smaller maps and reports were scanned and saved as Adobe® .pdf files. Naming convention and file hierarchy are the same as for the large maps. Each file is also given a five digit number that is added in front of the file name. These numbers are listed in an Excel spreadsheet that also contains the file name, the file extension, the file size, the scanning date, the directory location, and a key word index for each file. The scans were also organized into descriptive folders for each mine/prospect.

14.11	D I A M O N D D R I L L D A T A

All accessible diamond drill hole logs were transcribed onto a standardized spreadsheet as close to verbatim as possible; the original logs were scanned and file names and numbers were recorded in the new spreadsheets as well. These first spreadsheets were then inspected by geologists for consistency. The next step was to “normalize” the original transcribed data in order to match current nomenclature; data verification was ongoing. Collar information, as well as survey, assay, and recovery data were then verified by a person other than the original data entry person; the final step was to amalgamate separate spreadsheets into one global database.

SRK reviewed and analyzed the historical (UKHM) Bellekeno diamond drill hole data in 2007 (SRK, 2007). SRK deemed these data reliable for the purpose of estimating mineral resources.

14 .1.2	C H I P S A M P L E D A T A

Data verification by Alexco personnel was done on UKHM underground chip sample data from the 99 and Southwest zones in 2009. The verification procedure consisted

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of cross-checking the assay values in the database to the values on the original scanned UKHM assay plan maps. The sample interval points and respective silver assays were imported from the database and overlain on the original maps. All points were visually inspected to ensure that chip sample lines fall within the boundaries of the drift outlines. Then all assay intervals in the database were checked to ensure they matched with what was originally written on the maps.

Chip sample lines and results were accepted if:

the chip line matches the UTM coordinates in the database to within ±0.1 m the chip line falls within the bounds of the drift outline (more than half of the chip line)

the length of the chip line is not longer that the width of the drift along the section it crosses the chip line has real assay values (not NULL)

the assay intervals and grades match that of the original development face maps.

A total of 613 chip sample lines were verified. Of the 613 chip lines verified, 562 (91.7%) were accepted and 51 (8.3%) were rejected.

Alexco compared results from 2009 chip sampling in the East Zone to historical chip sampling. Alexco sampling consisted of back sampling only whereas the UKHM sampling was primarily face sampling. This made direct comparison difficult. There were, however, three roughly correlative sample lines available for analysis. Assay comparisons on a sample by sample basis showed significant variations, not uncommon in a vein deposit of this type. Comparing total metal value for the combined three lines, however, results in a 97% correlation.

In general, chip sampling can be prone to bias from many sources. Primarily, a bias results from a discontinuous and irregular volume of rock taken along the sampled surface. Other sources of error may result from sampler bias where only mineralized surfaces or surfaces that are easy to chip are sampled.

UKHM commonly used rock chip sample data to estimate reserves/resources and for grade control. A review of the historical sampling protocol and corresponding results was done to determine the quality of the data for possible use in the current resource estimation.

UKHM developed a written chip sampling procedure, focusing on the collection of representative samples, to be used for all their operating mines in the district. Wide discrepancies between mine sample grades and millhead grades during the early and mid-1980s led to a series of reviews and improvement suggestions that resulted, in part, in an upgrade of mill reconciliation procedures. Those improvements were incorporated by 1988 when stoping at Bellekeno began. At the time, millhead tonnage and grade were corrected or reconciled to different mine ore sources on a

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daily basis and a comparison of chip sample, car sample, and millhead grade was generated on a monthly basis. UKHM assigned Bellekeno a “mine call factor” of 1, indicating the estimated grade based on sampling was correlative with the actual head grade sent to the mill.

A tons and grade estimate for Bellekeno was taken from the monthly geology reports, which appear to have used car samples as a basis for these numbers. In total, approximately 13,442 tons at a millhead grade of 36.94 oz/ton Ag were produced.

Chip sample results for Bellekeno stopes during the same time period were also analyzed. Average grades were calculated by weight averaging the samples according to sample length, producing an overall average of 42.07 oz/ton Ag. This suggests that the chip samples over-estimate the grade by about 12%.

Declustering of the chip sample data was investigated to see if chip sampling bias could be mitigated. Declustering effectively averages the grade of chip sample clusters and applies the average to a single point. Samples were declustered on a 10 m x 6 m x 10 m grid. Chip sample data from the three resource zones were statistically analyzed and compared to declustered chip sample data (refer to Appendix C for statistical summary tables). Results are summarized in Table 14.1.

Table 14.1           Chip Sample and Declustered Chip Sample Data* Comparison

	Mean
	Ag (ppm)	Pb (%)	Zn (%)
99 Zone
Chip Sample Data	1,269	6.93	2.89
Declustered Chip Sample Data	897	5.19	2.31
Difference	-29%	-25%	-20%
Southwest Zone
Chip Sample Data	1,047	10.15	3.53
Declustered Chip Sample Data	626	5.85	2.58
Difference	-40%	-42%	-27%
East Zone
Chip Sample Data	391	0.57	6.83
Declustered Chip Sample Data	338	0.49	6.20
Difference	-14%	-14%	-9%

* specific gravity weighting applied; see Section 17.3.4 for explanation.

Declustering resulted in lowering the mean values for all metals regardless of resource zone compared to undeclustered data. The 99 Zone contains the most chip sample data of all three zones and is considered the best data set for comparison. Declustering of the 99 Zone chip samples results in a decrease of 29%, 25%, and 20% in the average grade for silver, lead, and zinc, respectively. The decrease in the average silver grade of 29% is significantly more than the anticipated grade bias

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of 12% indicated from production records. Declustering, therefore, is considered a conservative approach that effectively reduces the average grade for the chip sample data set to the point where potential sample bias is significantly reduced.

Alexco considers the historical chip sample data from the Bellekeno resource area to be reliable. Since chip sampling can be prone to bias only the declustered chip data are considered reliable for the purpose of estimating mineral resources.

In addition to diamond drilling and chip sampling UKHM also conducted underground percussion drilling at Bellekeno. Percussion drilling is prone to contamination and, as a result, these data are considered inappropriate for resource estimation and were not used in this study.

14.2	A L E X C O D A T A V E R I F I C A T I O N

Alexco maintains an SQL database of all Keno District drill and sample data. Each property is assigned an identifier to extract property specific subsets from the master database. All data is entered or imported into the database via Datashed database management software. The Bellekeno data is exported from the SQL database by scripted routine to .csv files, which are imported into MineSight®. The following drill hole files are generated: collar, survey, drill hole assay, chip sample assay, geology, geotechnical. During the 2006 to 2009 drilling programs, Alexco personnel conducted routine visual verifications to ensure the reliability of the drilling data including a 100% check of the collar and survey tables and a minimum 10% verification of the remaining exported tables. The process uncovered a low level of data entry errors, which were corrected.

14.3	A N A L Y T I C A L Q U A L I T Y A S S U R A N C E A N D Q U A L I T Y C O N T R O L P R O G R A M S

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. This includes written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management, and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implement during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying. They are also important to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process.

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14.31	H I S T O R I C A L E X P L O R A T I O N

Limited quality control data exists for the historical underground diamond drill hole sample data. The majority consists of duplicate assays collected between 1984 and 1988 from the 99 and Southwest zones. These data were previously reviewed by SRK (2007). With the exception of a small number of outliers, the majority of duplicate analyses fall within ten percent of the original assay value.

14.3.2	A L E X C O 2006 TO 2009 E X P L O R A T I O N P R O G R A M S

The Alexco assay quality control procedures are outlined in Section 13.2. Three control samples (standard, blank, duplicate) were included in each 20-sample batch sent for assaying. During the 2006 to 2009 drill campaigns, Alexco used one of ten SRMs purchased from WCM Sales Ltd. of Burnaby, BC: five polymetallic copper, lead, zinc, and silver reference materials (PB 112, PB 113, PB 116, PB 129, and PB 131) and five silver reference materials (PM1107, PM 1108, PM 1116, PM 1117, and PM 1128) for inclusion of each 20 sample batch (Table 14.2).

Table 14.2           Commercial SRMs Used by Alexco for 2006-2009 Drilling Programs

SRM		Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Ag (oz/t)
PB 112	Recommended	0.85	0.92	1.27	222
	Standard Deviation	0.01	0.02	0.03	2
PB 113	Recommended	0.47	1.11	1.40	22
	Standard Deviation	0.01	0.02	0.05	1
PB 116	Recommended	0.43	1.40	0.85	22
	Standard Deviation	0.01	0.06	0.02	1
PB 129	Recommended	0.28	1.24	2.00	23
	Standard Deviation	0.01	0.02	0.06	1.7
PB 131	Recommended	0.47	1.04	1.89	262
	Standard Deviation	0.01	0.04	0.06	10.8
PM 1107	Recommended				1194	34.8
	Standard Deviation				34	1.0
PM 1108	Recommended				658	19.2
	Standard Deviation				10	0.3
PM 1116	Recommended				769	22.4
	Standard Deviation				23	0.7
PM 1117	Recommended				386	11.3
	Standard Deviation				16	0.5
PM 1128	Recommended				592	17.3
	Standard Deviation				12.4	0.4

Assay results for quality control samples were monitored on an ongoing basis during all drill programs (2006 – 2009). Each potential quality control failure was investigated and appropriate remedy action were taken, including the re-assaying of

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batches containing abnormal quality control samples. In some instances the potential failures occurred in batches of samples outside potentially mineralized areas. In such cases, no remedy actions were taken.

SRK (2008) reviewed and verified the Bellekeno drill hole data and quality control assay data from 2006 to 2007 and found the data to be reliable for resource estimation purposes.

The 2009 external analytical quality control data produced by Alexco is summarized in Table 14.3.

Table 14.3           Quality Control Data Produced by Alexco in 2009

Quality Control Type	Count	Ratio
Core Samples (2009)	3,042
Blanks	180	6%
SRM	182	6%
Coarse Reject Duplicate	182	6%

Alexco aggregated the assay results for the external quality control samples and duplicate assay pairs. Time series bias charts and assay pair precision plots were constructed for applicable elements. The charts are presented in Appendix B.

Five of the above listed SRMs were used in 2009 (PB 129, PB 131, PM 1116, PM 1117, and PM 1128). All standards consistently returned values within 2 standard deviations of the mean with only occasional values within two to three standard deviations of the mean. Two assay batches contained standards that assayed greater than three standard deviations of the mean. Both batches were submitted for re-assaying with the resulting standards returning values within acceptable levels. Two sample batches assayed early in the 2009 drill program contained high “blank” values (38.2 g/t Ag, 9.6 g/t Ag). Both samples were within high grade intervals and were determined to be the result of sample “smearing” in the preparation process. Whole core was sampled in both instances and as a result the core could not be re-sampled and assayed. The laboratory was contacted and extra cleaning of the crusher and pulverizer was requested for the remainder of the program resulting in consistently low blank sample values.

Analysis of bias charts (Appendix B) suggests that silver, lead, and zinc grades can be reasonably reproduced from the coarse reject split of the original samples with no apparent bias.

The 2009 quality control data collected by Alexco is considered comprehensive and the assaying results delivered by ALS Chemex are generally reliable for the purpose of resource estimation.

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15.0	A D J A C E N T P R O P E R T I E S

There are no adjacent properties considered relevant to this technical report.

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16.0	M I N E R A L P R O C E S S I N G A N D M E T A L L U R G I C A L T E S T I N G

16.1	T E S T W O R K R E V I E W

16.1.1	B A C K G R O U N D

Although there is a long history of operation with the processing of ores from different mines at the Elsa Mill, including that of the Bellekeno deposit, historical test work related to Bellekeno mineralization prior to 1996 could not be located. An earlier Feasibility Study by Rescan Engineering Ltd. (Rescan) summarized historical operation data. The Elsa Mill operated between 1949 and 1989 to process various ores from many different mines in the Keno Hill District. Mineralogy of mill feeds varied substantially due to different styles of mineralization throughout the district. Before the closure of the Hector-Calumet Mine in October 1972, the Elsa Mill produced both a silver-lead concentrate and a zinc concentrate. In the later operation period, the mill produced silver-lead concentrate only due to much lower zinc feed grades and lower metal prices.

16 .1.2	T E S T W O R K P R O G R A M S

The historical operation concentrate data are summarized in Table 16.1.

Table 16.1           Historical Operation Concentrate Data

Period	Concentrate	Assay			Distribution
		Ag (oz/t)	Pb (%)	Zn (%)	Ag (%)	Pb (%)	Zn (%)
1950s	Silver-Lead	304	71.3	3.6	89	93	5
	Zinc	13	0.8	56.3	5	1	88
1970s	Silver-Lead	545	60.6	7.3	92	88	37
	Zinc	46	1.4	48.9	1	-	38
1980s	Silver-Lead	229	42	4.2	85	75	40
	Zinc	-	-	-	-	-	-

Notes:
– overall silver recovery averaged at 91.4%, ranging 79.0% to 98.3% .
– from a report by Alexco.

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An earlier Rescan Feasibility Study (October 1996) listed six metallurgical test work reports:

Microscopic Examination of Zinc Concentrate, SGS-Lakefield Research Ltd. (SGS), 1973

Investigation of Recovery of Lead and Silver from ‘Shamrock’ Ore Sample, SGS, 1975

Investigation of Recovery of Lead and Silver from UKHM Ore Sample, SGS, 1976

Investigation of the Filtration Characteristics of a Lead-Silver Concentrate from UKHM, SGS, 1978

Investigation of Recovery of Silver from UKHM, SGS, 1979

Metallurgical Testing on the Bellekeno and Silver King Ores, Process Research Associates Ltd., 1996.

Two of the above reports, prepared in 1979 and 1996, were available for the review.

The 1996 test work by PRA was used as the basis for the Rescan Feasibility Study. The test program focused on a blend composite sample consisting of 85% Bellekeno and 15% Silver King ore. The testing also investigated the metallurgical responses of individual Bellekeno and Silver King samples.

The most recent test program was conducted by SGS in 2007 and by Inspectorate- PRA (PRA) in 2008/2009. The SGS tests evaluated the metallurgical performance of a composite representing Bellekeno mineralization. Process mineralogical examination was also performed on a head sample using the QEMSCAN™ technique. The 2008/2009 testing program by PRA focused on confirming previous findings and investigating the effect of mineralogical variation on metallurgical performance.

Since the mineralization for the currently proposed process plant may differ from the samples used for the test work prior to 1986, the review focuses on the 1996, 2007, and 2008/2009 test programs only.

16.1.3	T E S T S A M P L E S

1996 TEST SAM PLE S

In 1996, three samples – Bellekeno (BK), Silver King (SK), and BK/SK (85%/15%) composites – were generated for metallurgical testing. The blended BK/SK composite was used for preliminary process condition optimization tests.

The head assays on the composites are shown in Table 16.2.

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Table 16.2           Head Assay – 1996 Test Work

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Fe (%)	Pb (%)	Zn (%)	S (%)	C (%)
BK Comp	0.40	990	0.092	6.81	14.6	6.48	7.19	0.11
SK Comp	0.70	1,219	0.048	4.27	4.46	0.041	4.84	0.74
BK/SK Comp	0.55	1,119	0.084	5.86	13.6	4.51	6.32	0.25

As shown in Table 16.3, the program also determined the specific gravity for the head samples.

Table 16.3           Specific Gravities of Composites – 1996 Test Work

Sample	Specific Gravity
BK Composite	3.57
SK Composite	2.81
BK Waste	2.66
SK Waste	2.75

2007 TEST SAMPLES

The 2007 composite sample was produced from 31 drill core samples from the 2006-2007 Alexco core drilling at the Bellekeno deposit. Chemical analysis on the master sample is provided in Table 16.4. Compared to the 1996 samples, the sample contained a significantly high amount of zinc.

Table 16.4           Head Assay – 2007 Test Work

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Fe (%)	Pb (%)	Zn (%)	S (%)	S -2 (%)
BK Comp	0.96	1,152	-	12.7	11.8	11.2	9.69	9.62
BK Comp (dup)	1.15	1,210

2008/2009 TEST SAMPLES

The drill core and assay rejection samples used in the 2008-2009 testing program were collected by Alexco under the supervision of Stan Dodd, QP, from SW zone and East zone of Bellekeno deposit and adjacent Onek deposit. No metallurgical tests had been conducted on the Onek samples because the mineralization will be mined separately.

Half drill core samples were collected from the Bellekeno East and Southwest zones in 2008 for metallurgical testing. Samples were available mainly from drilling done in 2007.

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Sample selection criteria focused on the following:

Constructing composites that would approach the average grade of the resource and;

Selecting drill holes that would spatially represent each resource zone.

In addition to core samples, coarse assay rejects and a bulk sample from the East zone were made available to supplement core samples, if extra material was required.

The individual drill core samples were grounded into nine level composites according to mineralogical zones, drill holes, and elevations. The level composites samples were further composed into two zone composite samples: SW zone and East zone. A master composite, consisting 68% of the SW zone composite and 32% of the East zone composite, was generated for metallurgical performance confirmation tests. All the composites were generated from drill core samples. Assay reject samples were primary used for generating bulk tailings for back fill testing.

The assay results for the composites are presented in Table 16.5.

Table 16.5           Head Assay – 2009/2009 Test Work

Element	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Fe (%)	S (T) (%)
Master Comp	0.40	968.8	14.20	0.53	13.54	9.6
East Zone Comp	0.39	328.8	2.53	16.12	18.77	10.3
SW Zone Comp	0.48	1,375.4	25.41	9.21	9.22	9.1
Onek Composite	0.51	183.2	1.26	22.36	19.12	12.6
SW Zone-SW-1*		2,187.4	33.31	6.42		9.78
SW Zone-SW-2*		148.4	2.27	1.17		1.26
SW Zone-SW-3*		1,528.1	27.75	7.02		8.75
SW Zone-SW-4*		892.1	12.72	12.56		10.90
East-SW-1*		133.1	1.08	32.52		21.13
East-SW-2*		188.9	2.81	10.07		7.15
East-NE-1*		130.5	0.20	9.85		6.87
East-NE-2*		568.7	3.77	9.34		6.93

* calculated head from metallurgical balance
S (T) = total sulphur.

There was no core drilling on the 99 zone from 2006-2008 and as a result there was no material available for a composite. Historical drilling and chip sample data indicate the mineralized material in the 99 zone is geochemically similar (high silver/high lead relative to zinc) to the Southwest zone. This was confirmed in the 2009 drilling and resulting resource estimate where the lead/zinc ratios for both areas are essentially identical.

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The 2009 drilling does show some variable oxidation occurring in the 99 and East zones, mainly above the 625 level, relative to the Southwest zone. There is no indication from the historical records of any metallurgical issues relating to oxidation at the Elsa mill for ore mined between the 625 and 400 levels in the 99 zone. The combined resource tonnes occurring in these upper levels represent <10% of the total indicated geologic resource tonnage at a $185/tonne cutoff.

16.1.4	M I N E R A L O G I C A L S T U D Y

2007 TEST SAMPLES

In 2007, SGS conducted mineralogical study using QEMSCAN™ technology. The mineralogical examination indicated that lead occurred as galena (PbS) and zinc as sphalerite ((Zn, Fe)S). Pyrite was identified as a minor sulphide (3.8% of total mass) and trace sulphide minerals included chalcopyrite, bornite, chalcocite, tetrahedrite, and arsenopyrite. Non-sulphide minerals were mainly quartz (30.5% of total mass) and manganese-bearing siderite (27.6% of total mass). Other non- sulphide minerals identified include micas, feldspars, chlorites, and clays.

Both sphalerite and galena liberated at a relative coarse grind size. At a grind size of P80 170 µm, 96.5% of the sphalerite and 95.4% of galena were present as liberated phases. It appears that some of the sphalerite and galena associated closely with siderite.

2008/2009 TEST SAMPLES

In the 2008/2009 program, PRA also conducted microscope examination on the SW composite and the East composite. The results are summarized in this section.

SW COMPOSITE

The composite contains a broad variety of minerals. Predominant minerals are galena occurring together with subordinate gangues and sphalerite. Other sulphides do not exceed accessory or trace amounts. Proustite-pyrargyrite is the only specific silver mineral. It forms small inclusions in galena. Tennantite- tetrahedrite or even sphalerite may be additional silver carriers. Native gold has been found twice as minute inclusions of less than five microns in chalcopyrite.

The iron content of the material can be attributed to various minerals: pyrite, marcasite and arsenopyrite are the most obvious iron carriers, while marmatitic sphalerite also contributes a significant amount of iron.

The textures of the minerals are generally very coarse. Fine-grained or complex locking textures are not very common. Mineral liberation may be easily achieved.

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E A S T C O M P O S I T E

The sample is composed of predominant gangue, mainly represented by carbonates including siderite. Sphalerite and subordinate pyrite are other main constituents. Galena is a frequent accessory. Chalcopyrite is the most common trace sulphide. Tennantite-tetrahedrite is present in association with polybasite-pearceite and native silver. The high iron content of the composite sample is caused by an assemblage of siderite, marmatitic sphalerite and pyrite.

A part of the material underwent a distinct supergene alteration which is reflected by the presence of secondary minerals.

As the textures of the minerals are generally rather coarse, mineral liberation will not present any problem. Marmatitic sphalerite will lead to substantial amounts of iron in the zinc concentrate.

16.1.5	G R I N D A B I L I T Y T E S T S

All the three test programs determined sample hardness. The test results are summarized in Table 16.6.

Table 16.6           Grindability Test Results

Test Program	Sample	Bond Ball Mill Work Index (kWh/t)	Bond Rod Mill Work Index (kWh/t)	Bond Abrasion Index (g)
1996	BK Comp	9.3#	-	-
	SK Comp	10.3#	-	-
2007	Bellekeno Comp	9.5*	-	-
2008/2009	Master Comp	-	8.7	0.438
	East Zone Comp	8.7*	-	-
	SW Zone Comp	9.0*	-	-
	Onek Comp	8.5*	-	-

* at a closing mesh size of 106 µm; # at a closing mesh size of 150 µm.

These results indicate that the hardness of the samples to grinding resistance to ball mill and rod mill was within soft to medium-soft range.

16 .1.6	F L O T A T I O N

B E N C H O P E N C Y C L E T E S T S

P R I M A R Y G R I N D S I Z E

The 2007 test work investigated the effect of primary grind size on metallurgical performance. The relationship between lead and zinc recoveries and mass

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recovery at the lead-silver rougher flotation stage are summarized in Figure 16.1. Although finer primary grind size would slightly improve lead and zinc metallurgical performance, the effect of primary grind size was not significant. SGS used 80% passing 175 µm as the primary grind size for the locked cycle tests.

Figure 16.1	Lead and Zinc Recovery at Lead-Silver Rougher Flotation vs. Mass Pull – 2007 Test Work

For zinc flotation, SGS indicated that zinc rougher flotation recovery was not affected by primary grind size (up to 80% passing 174 µm).

In the 2008/2009 test program, primary grind sizes varied from 80% passing 79 µm to 144 µm. As shown in Figure 16.2, it appears that lead metallurgical performance is not sensitive to the primary grind sizes tested, although the highest lead and silver recoveries are produced at the finest primary grind size.

The test results seem to show that zinc recovery increases with primary grinding fineness, except for the finest grind size.

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Figure 16.2	Lead-Silver Rougher Concentrate Metallurgical Performance vs. Primary Grind Size – 2008/2009 Test Work

Figure 16.3           Zinc Recovery vs. Primary Grind Size – 2008/2009 Test Work

In the 1996 test work, no primary grind size was optimized. All tests were conducted at a relatively coarse primary grind size, targeting 45% passing 74 µm.

CO L L E C T O R – LE A D -S I L V E R   F L O T A T I O N

The 2007 test program investigated the effect of mineral collectors on lead-silver flotation. The tested collectors included 3418A, A241, and sodium isopropyl xanthate (SIPX). The tests were conducted at the primary grind size of 80% passing 92 µm using 400 g/t soda ash (Na2CO3) to control pH and 200 g/t ZnSO4 and sodium cyanide (NaCN) complex (150 g/t ZnSO4 and 50 g/t NaCN) to suppresszinc minerals. The test results are summarized in Figure 16.4.

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Figure 16.4	Effect of Collectors on Lead, Zinc, and Silver Recovery at Lead- Silver Rougher Flotation – 2007 Test Work

The collector screening tests generated very similar metallurgical responses for lead and zinc. However, it appears that silver did not respond well to A241 compared to 3418A and SIPX. SGS selected SIPX as lead-silver mineral collector for further testing because the reagent is inexpensive compared to the other two reagents.

The test program in 1996 employed 3418A alone or 3418A in conjunction with sodium ethyl xanthate (SEX) as lead-silver mineral collectors. The test results showed no benefit to lead-silver recovery by using the combined collector regime.

The 2008/2009 test program used A242 and potassium ethyl xanthate (PEX) as lead-silver mineral collectors. No further collector optimization was conducted; however, the tests investigated the effect of reagent dosages on the effect of metal recoveries and concentrate grades. The test results obtained at a primary grind size of 80% passing 150 µm with 10 minutes of regrinding on lead-silver and zinc rougher concentrates are shown in Table 16.7.

Table 16.7           Reagent Dosage Test Results – 2008/2009 Test Work

Test ID	Reagent Dosages (g/t)				Concentrate Grades		Recovery (%)
	Pb Flotation		Zn Flotation		Pb Cleaner Conc. (Pb %)	Zn Cleaner Conc. (Zn %)	Pb Ro. Conc.		Zn Ro. Conc.
	PEX	A242	SIPX	CuSO4			Ag	Pb	Zn
F8	35	20	80	550	69.8*	67.5	96.3	99.3	88.8
F9	35	20	110	250	78.6	67.5	92.5	98.9	90.0
F11	50	25	110	550	73.5	58.6	94.9	99.3	89.2
F12	50	25	120	500	73.9	59.6	96.1	99.2	88.4

* one-stage lead cleaning.

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CO L L E C T O R – ZI N C   FL O T A T I O N

All the test programs employed conventional collectors for zinc flotation. The 1996 test program used PAX for zinc flotation, while the 2007 test program and the 2008/2009 test program employed SIPX. It appears that zinc flotation responded well and similarly to the reagents. As shown in Table 16.7, a reduction in SIPX dosage may improve the zinc grade of the final concentrate.

ZI N C   MI N E R A L   SU P P R E S S A N T S

The 2008/2009 test program used zinc sulphate (ZnSO4) alone as zinc mineral depressant in conjunction with A242 and PEX as collectors. The test results indicated that the zinc minerals were well suppressed during lead-silver flotation. As shown in Figure 16.3, over approximately 90% of the zinc was recovered into the zinc rougher concentrate. Only less than 10% of the zinc reported to the lead-silver rougher concentrate. Total zinc sulphate consumption was approximately 1,100 g/t.

The 2007 test program investigated the effect of two zinc mineral suppression regimes on lead-silver rougher flotation. One was zinc sulphate (ZnSO4, 150 g/t) alone and the other was zinc sulphate in conjunction with NaCN (150 g/t ZnSO4 + 50 g/t NaCN).

The test results indicated over 25% of the zinc reported to lead-silver rougher flotation concentrate when using ZnSO4 alone, compared to approximately 10% of the zinc in the lead-silver rougher concentrate with adding the ZnSO4/NaCN complex. According to the test results, SGS employed the ZnSO4/NaCN complex for further testing.

The 1996 test program used a combination of ZnSO4/Na2SO3 for zinc mineral suppression during lead-silver flotation. The test results indicated that the suppression regime could effectively depress the flotation of zinc minerals. The reagent dosage was 500 grams per ton.

These test results indicate that the zinc in the mineral samples can be effectively suppressed by using cyanide-free zinc suppressing regimes.

RE G R I N D – LE A D -S I L V E R   CL E A N E R   F L O T A T I O N

All the test programs investigated the effect of regrind particle size on lead-silver cleaner flotation. The 2008/2009 test program (Tests F5, F7, and F10) appears to indicate that regrinding on lead-silver rougher flotation concentrate did not benefit for the zinc rejection in lead-silver cleaner flotation. The test results are plotted in Figure 16.5. Further tests showed similar lead-silver cleaner flotation performances if bypassing the first lead-silver concentrate to the cleaner circuit and regrinding the second rougher concentrate and lead-silver rougher/scavenger concentrate only, in comparison with regrinding all the lead-silver rougher concentrates.

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Figure 16.5	Effect of Regrind on Lead-Silver Rougher Flotation – 2008/2009 Test Work

The 2007 test program appeared to show that regrinding lead-silver rougher concentrate down to 80% passing 15 µm did not significantly improve the metallurgical performance, compared to a regrind particle size of 80% passing 32 µm.

The 1996 test program also studied the effect of regrind size on the metallurgical response of lead-silver rougher flotation. The regrinding test results of the lead-silver flotation circuit are presented in Table 16.8. The results clearly show that regrinding of the lead-silver rougher concentrate substantially improves lead and silver recoveries and concentrate quality. Mineralogical examinations indicated that 92% of the zinc minerals in the lead-silver cleaner scavenger concentrate were associated with other minerals when without regrinding (Test 7).

The particle size of the lead-silver cleaner concentrate from Test 8 was 96.8% passing 37 µm; this might not be the optimum regrind size for lead and zinc mineral liberation.

Table 16.8           Regrind Test Results – 1996 Test Program

Test	Product	Mass Recovery (%)	Grade		Recovery
			Pb (%)	Zn (%)	Pb (%)	Zn (%)	Ag (%)
Test 7 without regrind	1st Cl. Conc.	11.1	58.6	6.5	55.8	17.7	68.7
	1st Cl. + Sc. Conc.	17.4	60.9	5.9	90.8	25.2	91.3
	Pb Rougher Conc.	19.2	58.8	5.6	96.9	26.4	96.4
Test 6 with regrind	1st Cl. Conc.	16.2	72.0	1.9	93.7	7.0	93.7
	1st Cl. + Sc. Conc.	18.5	65.1	3.0	95.6	12.8	95.6
	Pb Rougher Conc.	22.6	54.4	3.5	97.0	18.6	97.0

table continues...

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Test	Product	Mass Recovery (%)	Grade		Recovery
			Pb (%)	Zn (%)	Pb (%)	Zn (%)	Ag (%)
Test 8 with regrind	2nd Cl. Conc.	14.9	74.8	1.0	87.5	3.1	90.6
	1st Cl. Conc.	15.9	72.3	1.4	90.3	4.7	92.4
	Pb Rougher Conc.	19.3	63.5	2.8	96.0	11.3	95.6
Test 9 with regrind	2nd Cl. Conc.	19.0	71.4	1.8	91.4	6.1	93.3
	1st Cl. Conc.	20.5	68.4	2.7	94.2	9.8	94.9
	Pb Rougher Conc.	24.9	58.2	6.1	97.4	26.6	96.8

RE G R I N D – ZI N C   CL E A N E R   FL O T A T I O N

All three test programs investigated the effect of regrinding on zinc cleaner flotation. The results from the SGS test work appeared to show that the regrinding of rougher concentrate would improve zinc concentrate grade and over-grinding (finer than 80% passing 65 µm) might cause a detrimental effect on zinc recovery.

However, the PRA test results obtained from the 1996 test program concluded that regrinding zinc rougher concentrate from 35% passing 74 µm to 99.6% passing 74 µm did not improve zinc flotation. Again, the 2008/2009 test work indicated that regrinding zinc rougher concentrate down to 90% passing 33 µm did not play a positive impact on the upgrading of the zinc rougher concentrates.

ZI N C   MI N E R A L   AC T I V A T I O N

As the common way in the mining industry, all the three test programs used copper sulphate (CuSO4) as a zinc mineral activator in zinc flotation circuit. The SGS tests used 700 g/t CuSO4 (grams per tonne of flotation feed) for all the tests. The 1996 PRA tests employed slightly lower dosages, ranging from 400 to 600 g/t CuSO4. It concluded that the lower dosage did not cause a decrease in zinc recovery.

The 2008/2009 testing compared the effect of different CuSO4 dosages on zinc flotation. As shown in Figure 16.6, the test results were inconsistent. However, it appears that reducing copper sulphate dosage at the zinc rougher flotation from 550 g/t to 250 g/t did not have a detrimental influence on zinc flotation. Also a reduction in copper sulphate dosage in the first zinc circuit from 300 g/t to 50 g/t did not significantly affect on the zinc recovery to the final zinc concentrate.

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Figure 16.6	Effect of Reagent Dosage on Zinc Flotation – 2008/2009 Test Work

PY R I T E R   E J E C T I O N   FL O T A T I O N

To reduce potential acid consumption and simplify pyrite rejection flotation, the 2008/2009 test work explored to reject pyrite and other sulphide minerals to the zinc cleaner scavenger tailings which will be used for underground backfilling.

The test results, as shown in Table 16.9, indicate that the zinc cleaner flotation tailings would contain a much higher sulphide minerals compared with the zinc rougher scavenger tailings. Acid-Base Accounting tests on two tailings samples from locked cycle tests (LCT1, Cycle 5) indicate that the zinc rougher scavenger tailings is not likely acid-generating, while the zinc cleaner scavenger tailings may pose some acid generation potential.

Table 16.9	Pyrite Rejection Test Results – 2008/2009 Test Work

Test ID	Zn Ro-Sc. Dosages (g/t)				Zn Cl. Sc. Tail		Zn Ro. Sc. Tail
	Ro. pH	Sc. pH	SIPX/PAX	CuSO4	Fe	S (T)	Fe	S (T)
F11	7.7	7.5	110	550	18.9	-	16.6	-
F13	10	10	90*	350	22.0	9.0	15.2	0.5
LCT1#	11	11	110	350	22.4	4.9	16.5	0.7

* PAX
# Cycle 5.
S (T) = total sulphur.

FL A S H   FL O T A T I O N

In 1996, PRA performed an exploratory test to investigate the metallurgical response of the BK/SK composite to flash flotation. The results obtained were

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encouraging; flash flotation produced a 65% Pb lead-silver concentrate recovering 26% of the silver and 14% of the lead.

O T H E R   F L O T A T I O N   T E S T S

The 1996 test program also conducted tests on the BK and SK composites separately using the flowsheet developed from the BK/SK composite. The BK composite responded well to the flowsheet. However, the concentrate grade from the SK composite was inferior compared to the BK composite.

The suppression of graphite was also tested in 1996. Carboxymethyl cellulose (CMC) was used to depress graphite carbon. It appears that the addition of CMC could not effectively reject the graphite carbon.

BENCH   LOCKED CYCLE  TESTS

2008/2009 TE S T  W O R K

The 2008/2009 testing program performed three locked cycle tests on the Master composite and the East composite. Two different flowsheets were tested on the Master composite.

The LCT 1 test employed three stages of lead-silver rougher flotation and two stages of lead-silver cleaner flotation. The first lead-silver rougher flotation concentrate bypassed to the first cleaner flotation without regrinding. The zinc circuit used two stages of rougher flotation followed by rougher scavenger flotation. The zinc rougher concentrates were reground prior to three stages of cleaner flotation. The flowsheet produced two tailings, the low sulphide tailings and high sulphide tailings. The flowsheet is schematically shown in Figure 16.7.

As shown in Figure 16.8, an alternative flowsheet was also tested on the Master composite (Test LCT 2). The flowsheet is similar to the one used in the LCT 1 test; however, no regrinding was performed in the test. The first lead-silver rougher flotation concentrate was directly sent to the second cleaner flotation. The lead-silver cleaner scavenger stage was also eliminated. The zinc flotation used PAX as collector, compared to SIPX in the LCT 1 test.

The test results show that the Master composite responded well to both the flowsheets. The test results are tabulated in Table 16.10. On average, approximately 98.5% of the lead-silver was recovered into the lead-silver concentrate grading at 72% Pb. The concentrate also recovered approximately over 94% of the silver.

There are some differences in the zinc metallurgical performance between the two flowsheets. The LCT 1 test appeared to produce a higher zinc grade concentrate with a higher zinc recovery, compared to the LCT 2 test.

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Another locked-cycle test (LC3) was conducted on the East zone material to assess the metallurgical response of the mineralization to the flowsheet that is similar to the one used in the LCT 2 test.

The East mineralization contains much lower silver and lead head grades, but with a substantially higher zinc head, in comparison with the Master composite. The test results indicated that the mineralization also responded well to the test procedure. Nearly 90% of the lead was concentrated into a 53% Pb concentrate from a 1.9% Pb feed. The zinc circuit recovered over 97% of the zinc into a 59% Zn concentrate.

Table 16.10           Locked Cycle Test Results – 2008/2009 PRA Test Work

Product	Weight (%)	Assay			Distribution
		Ag (g/t)	Pb (%)	Zn (%)	Ag (%)	Pb (%)	Zn (%)
LCT1 (Cycles 4-6) – Master Composite
2nd Pb Cleaner Conc.	18.0	4,871.4	72.0	2.2	94.0	98.8	3.6
2nd Zn Cleaner Conc.	17.1	200.7	0.4	61.5	3.7	0.5	94.4
1st Zn Cl. Scav. Tails	8.1	80.8	0.3	0.8	0.7	0.2	0.6
Bulk Flotation Tails	56.8	27.4	0.1	0.3	1.7	0.5	1.5
Calculated Head	100	933.1	13.1	11.2	100	100	100
LCT2 (Cycles 4-6) – Master Composite
2nd Pb Cleaner Conc.	18.8	4,877.7	72.0	3.1	95.2	98.2	5.6
2nd Zn Cleaner Conc.	18.2	157.9	0.3	53.1	3.0	0.4	92.2
1st Zn Cl. Scav. Tails	7.4	36.5	0.3	0.7	0.3	0.2	0.5
Bulk Flotation Tails	55.6	31.6	0.3	0.4	1.8	1.3	2.2
Calculated Head	100	963.5	13.8	10.5	100	100	100
LCT3 (Cycles 4-6) – East Composite
2nd Pb Cleaner Conc.	3.2	5,705.5	53.1	5.0	68.3	89.6	1.0
2nd Zn Cleaner Conc.	28.1	254.8	0.5	59.1	26.5	7.0	97.6
1st Zn Cl. Scav. Tails	3.9	45.1	0.3	1.4	0.6	0.6	0.3
Bulk Flotation Tails	64.8	19.0	0.1	0.3	4.6	2.8	1.1
Calculated Head	100	270.2	1.9	17.0	100	100	100

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Figure 16.7           Locked Cycle Test Flowsheet (LCT 1) – 2008/2009 Test Work

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Figure 16.8           Locked Cycle Test Flowsheet (LCT 2) – 2008/2009 Test Work

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2007   T E S T   WO R K

The 2007 test program conducted a locked cycle test to explore the effect of the circulation of middlings on metal recovery and concentrate quality. The test used the process conditions developed during the open cycle testing. The flowsheet is shown in Figure 16.9.

Figure 16.9           Locked Cycle Test Flowsheet – SGS

The test results, as summarized in Table 16.11, indicate that 97.5% of the lead was concentrated into a lead-silver concentrate grading 72.5% with 78.4% of the silver and 49.1% of the gold also reporting to the lead-silver concentrate. Zinc recovery was 71.7% at a grade of 56.0% .

Table 16.11           Locked Cycle Test Results – 2007 SGS Test Work

Product	Weight (%)	Grade				Recovery (%)
		Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)	Pb	Zn	Au	Ag
Lead-Silver Concentrate	16.4	72.5	5.37	3.0	5864	97.6	7.6	49.1	78.4
Zinc Concentrate	14.9	0.45	56.0	1.2	750	0.6	71.7	18.2	9.1
Zinc Cleaner Tailings	5.6	0.87	38.8	0.95	1111	0.4	18.4	5.3	5.0
Zinc Rougher Tailings	62.9	0.24	0.44	0.433	142	1.3	2.4	27.2	7.3
Head	100	12.2	11.6	1.0	1227	100	100	100	100

The zinc loss to the zinc cleaner tailings was 18.4% . Zinc grade in the tailings was high, assaying at 38.8% Zn. This indicates that zinc cleaner flotation required additional reagents and scavenger flotation to improve metal recovery.

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The two additional open cycle tests after the locked cycle tests confirmed that with further process optimization, metallurgical performance would improve, in particular, the recovery of the zinc minerals.

1996  T E S T   WO R K

In 1996, PRA performed a locked cycle test on the BK/SK composite to simulate potential metallurgical performance in industrial operation. The average results were obtained from the last three cycle tests and are presented in Table 16.12. Improved metallurgical performance was attained in the tests when compared to SGS’s test results, in particular for silver and zinc. A total of 95.3% lead was recovered to the lead-silver concentrate along with 95.7% silver. Very little zinc reported to the lead-silver concentrate and 94.3% zinc was recovered in the zinc concentrate. Lead and zinc concentrate grades were high, reaching 77.6% Pb in the lead-silver concentrate and 52.1% zinc in the zinc concentrate.

Table 16.12           Locked Cycle Test Results – 1996 PRA Test Work

Product	Weight (%)	Grade			Recovery (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
Lead-Silver Concentrate	15.6	77.6	0.88	6253	95.3	3.1	95.7
Zinc Concentrate	8.2	2.56	52.1	233	1.6	94.3	1.9
Zinc Rougher/Scavenger Tailings	76.2	0.51	0.16	33.0	3.0	2.7	2.5
Head	100.0	12.73	4.51	1022	100.0	100.0	100.0

CHARACTERIZATION OF CONCENTRATES

In the 2008/2009 testing program, PRA analyzed the lead-silver and zinc concentrates generated from the LCT 1 tests. Table 16.13 lists some of the key assay data. Antimony concentration (0.43%) in the lead-silver concentrate and cadmium content (0.80%) in the zinc concentrate may be higher than the penalty limit by some of smelters. The zinc concentrate contains 371 ppm indium.

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Table 16.13           Lead-Silver and Zinc Concentrate Assay – 2008/2009 Test Work

Element	Unit	Lead Concentrate	Zinc Concentrate
As	%	0.08	0.056
Sb	%	0.425	0.016
In	ppm	<5	371
Ga	ppm	<10	77
Ge	ppm	<10	<10
Se	%	<0.01	<0.01
Te	ppm	<5	30
Cd	ppm	276	7974
Al2O3%		0.16	0.07
BaO	%	<0.01	<0.01
CaO	%	0.24	0.15
Fe2O3%		2.7	9.49
K2O	%	<0.01	<0.01
MgO	%	0.08	<0.01
MnO	%	0.39	0.18
Na2O	%	0.03	0.04
P2O5%		<0.01	<0.01
SiO2%		1.84	0.47
TiO2%		0.03	0.03
LOI	%	8.16	13.13
Total	%	13.59	23.57

The 1996 and 2007 test work also assayed the final concentrates for multi-elements. The results are very similar to the data obtained from the 2008/2009 testing program. Antimony concentrations determined in the lead-silver concentrates are 0.58% and 0.59% respectively for the lead-silver concentrates produced from the 1996 testing program and the 2007 testing program. SGS reported 0.66% Cd in the zinc concentrate, while PRA recorded a slightly higher cadmium level (0.75%) in the zinc concentrate.

No indium assay was conducted in the 1996 and 2007 testing program.

In 1996, PRA determined the specific gravities for the lead-silver and zinc concentrates. The specific gravity is 6.49 for the lead-silver concentrate and 3.95 for the zinc concentrate.

VARIABILITY TESTS

In the 2008/2009 testing program, open-cycle variability tests were conducted on various zone and level composites from the Bellekeno deposit. Table 16.14 compared the metallurgical performances of two zone composites with the Master

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composite. The SW Composite showed a similar metallurgical performance as the Master composite.

Table 16.14           Summary of Variability Test – Zone Composites

Test ID	Composite ID	Grade (%)						Recovery (%)
		Calc. Head			Pb Cl. Conc		Zn Cl. Conc	Pb Ro. Conc.		Zn Ro. Conc
		Ag	Pb	Zn	Pb	Zn		Ag	Pb
F12	Master Comp	959.1	14.5	10.9	73.9	2.2	59.6	96.1	99.2	88.4
F14	East Comp	337.5	2.3	15.5	59.7	7.9	57.6	87.6	96.0	80.0
F15	SW Comp	1269.6	20.0	8.2	72.0	2.4	60.3	97.6	99.4	83.7

With lower silver and lead values than in the Master composite, the East zone composite yielded a lower grade lead-silver concentrate with lower metal recoveries correspondingly. The more zinc reported to the lead-silver concentrate for the East composite compared to the other two composites.

PRA also tested metallurgical performance of the level composites from the Bellekeno deposit using baseline conditions. Test results are presented in Table 16.15 for the SW zone samples and Table 16.16 for the East zone samples.

In general, these samples responded well to the test conditions and similarly to the Master composite, except for the ESW-1 sample. Approximately 21% of the zinc reported to the zinc flotation tailings (ESW-1, Test F21). PRA claimed that the poor result was due to collector starvation because of non-optimum flotation conditions for the much higher zinc head.

Table 16.15           Summary of Level Testing, SW Zone – 2008/2009 Test Work

Test ID	Composite ID	Grade (%)						Recovery (%)
		Calc. Head			Pb Cl. Conc		Zn Cl. Conc	Pb Ro. Conc.		Zn Ro. Conc
		Ag	Pb	Zn	Pb	Zn		Ag	Pb
F17*	SW-1	2,187.4	33.3	6.4	68.9	3.3	43.9	94.6	98.8	61.4
F18	SW-2	148.4	2.3	1.2	78.1	0.9	57.1	91.2	97.1	80.7
F19*	SW-3	1,528.1	27.8	7.0	73.9	2.2	54.3	96.7	99.2	80.1
F20*	SW-4	892.1	12.7	12.6	80.0	2.0	55.4	97.0	99.3	91.8

* no regrind on 1st lead-silver rougher flotation concentrate.

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Table 16.16           Summary of Level Testing, East Zone – 2008/2009 Test Work

Test ID	Composite ID	Grade (%)						Recovery (%)
		Calc. Head			Pb Cl. Conc		Zn Cl. Conc	Pb Ro. Conc.		Zn Ro. Conc
		Ag	Pb	Zn	Pb	Zn		Ag	Pb
F21	ESW-1	133.1	1.08	32.5	78.8	2.5	60.9	67.8	94.5	75.4
F22	ESW-2	188.9	2.81	10.1	80.8	1.1	59.9	78.8	96.6	92.1
F23	ENE-1	130.5	0.20	9.85	13.4	1.5	63.1	71.4	88.3	93.6
F24*	ENE-2	568.7	3.77	9.34	63.6	7.6	60.0	88.3	94.8	83.2

* regrind on all the lead-silver rougher flotation concentrates.

TA I L I N G S  PR OD U C T I O N  TR I A L

A large scale open cycle flotation test (F16) was performed to produce tailings for backfill testing. A 50 kg mixture of core samples and assay rejects were used for the tailings generation. To better simulate the tailings produced from the locked cycle tests, the lead-silver rougher concentrate was subjected to one stage of cleaner flotation and the resulting cleaner tailings was forwarded to the zinc cleaner flotation. Although the final rougher flotation tailings grade was similar those obtained from bench testing, the zinc cleaner tailings contained much higher lead and zinc contents due to insufficient flotation time and starvation of reagents in the large scale testing. The zinc cleaner tailings had to be further floated in three stages of scavenger flotation. The summary results are summarized in Table 16.17.

Table 16.17           Tailings Production Test Results – 2008/2009 Test Work

Product	Weight (%)	Assay			Distribution
		Ag (g/t)	Pb (%)	Zn (%)	Ag (%)	Pb (%)	Zn (%)
1st Silver-Lead Cl. Conc.	11.7	4,644	67.7	3.40	54.2	52.1	3.9
1st Zinc Cl. Conc.	7.9	445	3.5	40.4	3.5	1.8	31.4
Zinc Cl. Scav. Conc	20.0	1,842	32.6	31.4	36.7	42.8	61.9
3rd Zinc Cl. Scav. Tailings	5.1	560	7.2	3.7	2.9	2.4	1.9
Total Ro. Flotation Conc.	44.7	2,183	33.8	22.5	97.3	99.1	99.1
Final Bulk Tailings	55.3	48.9	0.25	0.16	2.7	0.9	0.9
Calculated Head	100.0	1,003	15.2	10.2	100.0	100.0	100.0

16.1.7	T H I C K E N I N G T E S T

In 1996, PRA conducted settling tests on the BK/SK flotation feed, silver-lead concentrate, and zinc concentrate; Percol 156 was used as flocculant. The test results are given in Table 16.18.

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Table 16.18           Settling Test Results – 1996 Test Work

Sample	Percol 156 (g/t)	Unit Thickener 2 Area (m /t/d)
BK/SK Comp (Fl. Feed)	0	0.09
	10	0.03
Lead-Silver Concentrate	0	0.09
	10	0.01
Zinc Concentrate	0	0.07
	10	0.01

The 2008/2009 testing program also determined settling rates with addition of flocculant Percol 351. Test results are tabulated in Table 16.19.

Table 16.19           Settling Test Results – 2008/2009 Test Work

Sample	Percol 351 (g/t)	Unit Thickener Area (m2 /t/d)
Lead-Silver Concentrate - LCT1	20	0.01
Zinc Concentrate - LCT1	20	0.02
Zinc Ro/Scav. Tailings - LCT1	20	0.03

16.1.8	F I L T R A T I O N T E S T

The 2008/2009 testing conducted two vacuum filtration tests on the settled lead- silver and zinc concentrates generated from the LCT 1 test. The obtained filtration rates were 192.8 kg/m2 /h for the lead-silver concentrate and 274.0 kg/m2 /h the zinc concentrate respectively.

Larox Inc. conducted pressure filtration tests in 1996 on lead-silver and zinc concentrates; however, no report is available for review.

16.1.9	C H A R A C T E R I Z A T I O N O F F L O T A T I O N T A I L I N G S

TAILINGS AND TAILINGS WATER ASSAY

In 2008, PRA used whole rock assay and inductively coupled plasma (ICP) analysis (with aqua regia digestion) to determine the chemical characters of the bulk tailings. As in Table 16.20, the main components in the tailings are silicone and iron.

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Table 16.20           LCT1 Bulk Tailings Assay – 2008/2009 Test Work

Elements	Units	LCT1 Bulk Tails
TIC*	%	0.55
Al2O3%		1.72
CaO	%	2.28
Fe2O3%		22.3
MgO	%	0.88
SiO2%		51.2
LOI#	%	15.1
As	ppm	409
Sb	ppm	19
Cu	ppm	338
Pb	ppm	1,171
Zn	ppm	2,594
Fe	ppm	162,448
Mg	ppm	5,587

* TIC = total inorganic carbon.
# LOI = loss on ignition.

As shown in Table 16.21, the tailings water assay by ICP scan revealed that zinc concentration is high. However, the water will be used as process make-up water.

Table 16.21           Tailings Water Assay

Elements	LCT1 Bulk Tailings (mg/L)
Sb	<0.1
As	<0.2
Bi	<0.1
Cd	0.12
Ca	145
Cr	<0.01
Cu	0.64
Fe	4.77
Pb	0.45
Ag	<0.02
Zn	20.31

A C I D -B A S E  AC C O U N T I N G  TE ST

The 2008/2009 program conducted acid-base accounting (ABA) tests on the bulk tailings (low sulphides) and the zinc cleaner scavenger tailings (high sulphides) generated from the LCT 1 test. Table 16.22 shows the results. It appears that the

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bulk tailings is not likely acid-generating, however, the zinc cleaner scavenger tailings may pose some acid generation potential, and therefore will be transported back underground for backfill. PRA recommended further environmental tests to characterize the kinetics of the acid generation.

Table 16.22           ABA Tests on LCT1 Tailings – 2008/2009 Test Work

Sample ID	Acid Potential	Neutralization Potential (NP)
		Actual	Ratio	Net
Bulk Tailings - LCT1 Cyc 5	22.2	43.3	2.0	21.1
Zn Cl. Sc. Tailings - LCT1 Cyc 5	146.9	65.9	0.4	-81.0

By using the Morin and Hutt procedure, in 2007 SGS determined the acid generation potential on the final rougher tailings sample produced from the locked cycle test LCT1. As shown in Table 16.23, the results of the acid-base accounting tests suggest that acid generating from the sample is likely.

Table 16.23           ABA Tests on LCT1 Tailings – 2007 Test Work

Parameter	Units	Zn Ro. Tails
Paste pH		8.62
NP1	t CaCO3 /1,000 t	113
AP	t CaCO3/1,000 t	114
Net NP	t CaCO3/1,000 t	-1 .3
NP/AP	ratio	0.99
S	%	3.67
Sulphide	%	3.65
SO4%		<0.4
C	%	4.60
Carbonate	%	0.662
CO3 NP2	t CaCO3 /1,000 t
CO3 Net NP	t CaCO3/1,000 t
CO3 NP/AP	ratio
Classification	based on ABA NP1	PAN*
Classification	based on CO3 NP2

1 measured in ABA test
2 theoretical based on CO3 content alone
* PAN = potentially acid neutralizing based on ABA test data alone
Green = net NP values less than 20 t CaCO3/1,000 t
Orange = NP/AP ratios less than 3.

However, as shown in Table 16.24, the SGS report also indicated a nearly neutral Net Acid Generation (NAG) pH (~8).

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Table 16.24           NAG Test – 2007 Test Work

Parameter	Unit	LCT1 Zn Ro. Tail.
Sample Weight	g	2.47
Vol. H2O2	mL	250
Final pH		7.97
NaOH	normality	0.1
Vol NaOH to pH 4.5	mL	0
Vol NaOH to pH 7.0	mL	0
NAG at pH4.5	kg H2SO4/t	0
NAG at pH 7.0	kg H2SO4/t	0

TOXICITY  CHARACTERISTIC   LEACHING  PROCEDURE  TEST

In the 2008/2009 test work, PRA conducted 2 toxicity characteristic leaching procedure (TCLP) tests on the combined bulk tailings produced from the Cycles 5 and 6 of the LCT1 test. One test was on filtered wet tailings and the other on 50°C-dried tailings. The leachates were assayed for dissolved metals by inductively-coupled plasma mass spectroscopy (ICP-MS). The results are summarized in Table 16.25. It appears that all the metal concentrations are less than TCLP limits.

Table 16.25           TCLP Leachates Assay – 2008/2009 Test Work

Elements	Units	Sample ID
		Leachate (Dry Sample)	Leachate (Wet Sample)
SO4	mg/L	19.1	16.4
Sb	µg/L	5.2	4.3
As	µg/L	6.0	4.0
Cd	µg/L	150.2	144.8
Cr	µg/L	<0.5	<0.5
Pb	µg/L	10,004.7	10,554.7
Hg	µg/L	<0.1	<0.1
Se	µg/L	<0.5	<0.5
Ag	µg/L	<0.05	<0.05

16.2	F L O W S H E E T D E V E L O P M E N T

The process flowsheet design is based on the preliminary test work results of Process Research Associates Ltd. (PRA) and SGS as well as information collected from a site visit that Wardrop conducted in March 2008.

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The proposed process will employ conventional crushing, grinding, flotation, and dewatering processes.

Main valuable sulphides in the ore will be recovered by conventional differential flotation with a cyanide-free zinc suppressing regime. The flotation process will eliminate the potential environmental concerns of using cyanide in the process flowsheet. Silver and lead minerals will be recovered together into a lead concentrate and zinc minerals will be recovered into a separate zinc concentrate.

The flotation process will produce two tailings; zinc rougher scavenger flotation tailings and first zinc cleaner scavenger flotation tailings. The first zinc cleaner scavenger tailings with a higher pyrite content will be completely backfilled in the underground mine together with a portion of the zinc rougher scavenger flotation tailings while the balance of the zinc rougher scavenger tailings with low pyrite content will be dry-stack stored on the surface.

The process flowsheet will include the following main process components:

a mobile crushing plant consisting of a jaw crusher, cone crusher, and vibrating screen primary grinding circuit

lead flotation circuit and concentrate regrinding circuit (future option)

zinc flotation circuit

concentrates dewatering circuits

low and high pyrite tailings dewatering and storage including paste backfill and dry stacking facilities.

16.2.1	D E S I G N C R I T E R I A

The process plant is designed to treat a nominal process rate of 149,000 t/a of silver, lead, and zinc ore, or 408 t/d at an overall plant availability of 92% (80% for the crushing circuit). The nominal process plant rate with the current mine plan is 90,000 t/a or 250 t/d of treated ore. The grinding circuit will produce an 80% passing 174 µm flotation feed. A high frequency screen will be used in a closed circuit with a ball mill. The key design criteria are shown in Table 16.26.

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Table 16.26           Process Design Criteria

Description	Unit	Value	Source
Type Of Deposit
Silver/Lead/Zinc sulphide mineralization
Ore Characteristics
Specific Gravity	g/cm3	3.46	Test Reports
Bulk Density	t/m3	2.1	Industry
Moisture Content	%	5.0	Client
Abrasion Index (Average)	g	0.438	Test Reports
Operating Schedule
Crusher Plant
Shift/Day		1	Client
Hours/Shift	h	8	Client
Hours/Day	h	8	Client
Grinding and Flotation Plant
Shift/Day		2	Client
Hours/Shift	h	12	Client
Hours/Day	h	24	Client
Days/Year	day	365	Client
Plant Availability/Utilization
Overall Plant Feed	mt/a	149,000	Calculation
Overall Plant Feed	mt/d	408	Client
Crusher Plant Availability	%	80.0	Client
Grinding and Flotation Plant Availability	%	92.0	Client
Crushing Process Rate	mt/h	63.8	Calculation
Grinding/Flotation Process Rate	mt/h	18.5	Calculation
Head Grades (LOM)	% Pb	9.47	Client
	% Zn	5.60	Client
	g/t Au	0.42	Client
	g/t Ag	871	Client
Recovery (LOM)	Pb %	96.9	Test Reports
	Zn %	88.4	Test Reports
Recovery (LOM) including in Pb & Zn concentrates	Au %	71.6	Test Reports
Recovery (LOM) including in Pb & Zn concentrates	Ag %	93.8	Test Reports
Silver-Lead Concentrate Grade (LOM)	% Pb	70.3	Test Reports
	% Zn	2.3	Test Reports
	g/t Au	1.5	Test Reports
	g/t Ag	6,185	Test Reports
Zinc Concentrate Grade (LOM)	% Pb	0.5	Test Reports
	% Zn	54.4	Test Reports
	g/t Au	1.1	Test Reports
	g/t Ag	300	Test Reports

table continues…

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Description	Unit	Value	Source
Silver-Lead Concentrate Mass Recovery (LOM)%		13.1	Test Reports
Silver-Lead Concentrate Production (LOM)	t/a	19,454	Calculation
Zinc Concentrate Mass Recovery (LOM)%		9.1	Test Reports
Zinc Concentrate Production (LOM)	t/a	13,569	Calculation

16.3	P R O C E S S D E S C R I P T I O N

The Bellekeno plant will consist of the following process circuits, installed as a modular design, where applicable:

primary and secondary crushing circuits with a belt conveyor to transport the crushed ore to the covered fine ore stockpile draw down pockets reclaiming the crushed ore from the covered fine ore stockpile primary ball milling in a closed circuit with a high frequency screen to produce a grinding product of 80% passing 174 µm the ground high frequency screen underflow feeding to lead rougher scavenger flotation circuit to recover lead and silver minerals; the process generating a higher grade lead rougher flotation concentrate and a lower grade lead rougher flotation concentrate the lower grade lead rougher flotation concentrate together with the second cleaner flotation tailings being reground in a ball mill to a final product of 80% passing 45 µm (potential future addition to the process)

the ground lower grade lead rougher flotation concentrate and the higher grade lead rougher flotation concentrate being upgraded in three stages of cleaner flotation zinc rougher scavenger flotation on the lead rougher scavenger flotation tailings to recover zinc minerals; the circuit producing the final low pyrite flotation tailings the zinc rougher flotation concentrate being upgraded in three stages of cleaner flotation; the cleaner circuit generating a high pyrite tailings thickening and pressure filtration of the lead and zinc concentrates thickening and pressure filtration of the high and low pyrite tailings, disposed either at underground paste backfill or at surface dry stack facility.

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16.3.1	R O M O R E C R U S H I N G , O R E S T O R A G E , A N D R E C L A I M

CRUSHING AND SCREENING

ROM ore crushing will be undertaken using a mobile crushing plant. ROM ore will be dumped by 30-t haulage trucks into the jaw crusher feed hopper with a 47-t capacity. The hopper will be equipped with 450 mm openings stationary grizzly to prevent oversize ore entering the downstream jaw crusher.

The feed to the jaw crusher will be controlled using a vibrating grizzly feeder. The 508 mm by 914 mm jaw crusher with 75 kW motor will crush the ROM ore at a nominal rate of 63.8 t per operating hour. The jaw crusher will reduce the ore size from minus 450 mm to a size passing 80% 50 mm with the crusher closed side setting (CSS) of 70 mm. The crushed ore will discharge onto the crusher discharge conveyor belt. The ore will then be transferred onto another conveyor belt, the sizing screen feed conveyor. This conveyor will feed the vibrating sizing screen, with the jaw and cone crusher products and produce the final crushed product of passing 80% of -12 mm. The oversize product from the sizing screen will feed the secondary cone crusher with rate of approximately 54 t per operating hour. The crushing system will operate in close circuit. The crushed material (P80 of -12 mm) will be conveyed to a fine ore stockpile with 550 t live capacity.

The crushing system will be operated 8 h/d at a process rate of 63.8 t/h.

Crushed ore reclaim will be achieved via two draw down pockets located beneath the fine ore stockpile. Ore will be reclaimed onto the ball mill feed conveyor belt at a nominal rate of 18.5 t per operating hour.

The crushing plant is based on the assumption of 8 h operation time, and capital and operating cost restrictions.

16.3.2	P R I M A R Y G R I N D I N G C I R C U I T

Ore from the ball mill feed conveyor will discharge into the feed chute of the ball grinding mill which will be a heavy duty tyre driven type grinding mill 1,800 mm in diameter and 3,600 mm long, with an installed power of 180 kW designed to provide effective impact breakage of the ore. Mill slurry will discharge through the slots in the discharge trommel.

The ball mill discharge trommel will be sprayed with process water and it will direct any oversize material into an oversize collection bin for periodic disposal. The trommel undersize material will be discharged into a pump box and feed to a high frequency screen. The coarse fraction from the high frequency screen will return to the ball mill. The finer product with size of 80% passing 174 µm, will gravity flow to flotation circuit.

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Grinding media as steel balls will be added as required via the ball mill feed conveyor. This will discharge the grinding media into the ball mill feed hopper.

Spillage sump and pump will be located near the discharge pump box for the ball mill. Spillage will be returned to the ball mill feed hopper.

The ball mill feed conveyor belt will be sampled every shift to provide a head assay of the feed to the plant.

Sodium sulphite and zinc sulphite will be added to the ball mill feed to suppress zinc minerals during lead mineral flotation.

16.3.3	C L A S S I F I C A T I O N

The ball mill trommel undersize will flow into pump box, which will feed a high frequency screen. The screen will have 3 screen frames with 210 µm separation panels. The screen underflow material, at a nominal particle size of 80% passing 174 µm, will flow by gravity to a lead conditioning tank. The particle size indicator (PSI) will control the grinding size of the undersize material.

The high frequency screen coarse fraction will be discharged into the grinding ball mill feed hopper.

16.3.4	S I L V E R - L E A D F L O T A T I O N

LEAD ROUGHER AND SCAVENGER FLOTATION

The high frequency screen underflow fraction from the primary grinding circuit will be further conditioned in agitated tanks with zinc sulphate, sodium sulphite, and lead collectors (namely 3418A and SIPX) at a pulp density of 32.0% solids.

The conditioning tanks will have a residence time of total 5 minutes at the design volumetric flow rate.

The conditioned slurry will then flow into the feed box of the first of five 8-m3 lead flotation tank cells with a total maximum residence time of 25 minutes. Test work has indicated that a maximum residence time of 10 minutes will be adequate for the flotation of the silver and lead sulphide minerals. However, should a shorter residence time be required, some of the cells can be taken off-line. Low pressure blower air will be injected into each cell mechanism to generate the froth for the flotation of lead and silver sulphide minerals.

Lead rougher concentrate from the first two cells will flow by gravity to the first cleaner concentrate standpipe, while the concentrate from the last three rougher flotation cells will report also by gravity to the second cleaner flotation tailings standpipe.

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The scavenger flotation train will consist of two 8 m3 tank cells with a total maximum residence time of 10 minutes and will be configured in such a way that concentrate will be pumped directly to the lead conditioning tank. The scavenger flotation tailings will flow into a standpipe and will be pumped to the zinc flotation circuit.

The size of flotation cells in lead rougher and rougher scavenger flotation circuits are based to match the existing 8 m3 OK-type flotation cells available at the existing Keno mine site.

LEAD FIRST CLEANER FLOTATION

The first cleaner flotation circuit is sized to handle all of the future regrind second cleaner flotation tailings and part of the rougher flotation concentrate that will be generated.

The regrind second cleaner flotation tailings and part of the rougher concentrate will be upgraded in the first cleaner flotation. The first cleaner tailings will return to the lead rougher flotation conditioning tanks, while the concentrate together with part of the rougher flotation concentrate will feed the second cleaner flotation stage.

The major equipment used in the first lead cleaner flotation circuit will include the following:

three 3 m3 conventional flotation cells

one 1,400 mm diameter and 2,300 mm long tyre-driven regrind ball mill with 45 kW installed power.

The reagents sodium iso-butyl xanthate (SIBX), 3418A, and MIBC will be added to the first cleaner flotation cells, as required. The cleaner flotation feed will gravitate from the lead regrind cyclone overflow into the feed box of the first of three 3 m3 first cleaner flotation cells. Blower air will be injected into each cell mechanism. The first cleaner flotation train has a total maximum residence time of 18 minutes. This residence time has been deemed adequate but can be reduced, if required, by taking flotation cells off-line. The first cleaner flotation tailings will be recycled to the lead conditioning tanks while the concentrate will flow into a standpipe that, together with part of the rougher flotation concentrate, will be transferred to the second cleaner flotation circuit.

LEAD ROUGH ER CONCENTRATE AND SECOND CLEANER TAILINGS REGRIND

Lead bulk rougher concentrate from the last three cells and second cleaner flotation tailings will be reground in the regrind ball mill operating in a closed circuit with two 100 mm cyclones. Cyclone overflow will flow by gravity to the first lead cleaner flotation cells. The regrinding prior to first cleaner flotation will further liberate silver and lead minerals from gangues and other sulphide minerals to improve product

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quality and metal recovery. The target regrind particle size will be 80% passing 45 µm.

Zinc sulphate and sodium sulphite will be added to the circuit to improve the rejection of zinc minerals in subsequent upgrading processes.

The regrind mill circuit will be installed in the process after additional set of test work confirming the benefits of further lead and silver liberation of the rougher concentrate and second cleaner tailings.

LEAD SECOND CLEANER FLOTATION

The second cleaner flotation circuit is sized to handle all of the first cleaner flotation concentrate, part of the rougher flotation concentrate and third cleaner flotation tailings that will be generated.

The first cleaner concentrates, part of the rougher flotation concentrate and third cleaner flotation tailings will be upgraded in the second cleaner flotation. The second cleaner tailings will recycle back to the regrind mill and then the first cleaner flotation, while the second cleaner flotation concentrate will feed the third cleaner stage.

The major equipment used in the second lead cleaner flotation circuit will include two 3 m3 conventional flotation cells.

The reagents SIBX, 3418A, sodium sulphite, zinc sulphate, and MIBC will be added to the second cleaner flotation cells, as required. The second cleaner flotation feed will gravitate from the third cleaner flotation cell and the first cleaner and rougher concentrates will be pumped into the feed box of the first of two 3 m3 second cleaner flotation cells. Blower air will be injected into each cell mechanism. The cleaner flotation train has a total maximum residence time of 12.5 minutes. This residence time has been deemed adequate, but can be reduced, if required, by taking flotation cell off-line. Second cleaner flotation concentrate will flow into a standpipe, which will transfer the slurry to the third cleaner flotation circuit.

LEAD THIRD CLEANER FLOTATION

The third cleaner flotation circuit is sized to handle all of the second cleaner flotation concentrate that will be generated.

The second cleaner concentrate will be upgraded in the third cleaner flotation. The third cleaner tailings will return by gravity to the second lead cleaner flotation, while the concentrate will be pumped to the lead concentrate thickener for dewatering.

The major equipment used in the third lead cleaner flotation circuit will include one 3 m3 conventional flotation cell.

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The reagent MIBC will be added to the third cleaner flotation circuit, as required. The third cleaner flotation feed will be pumped from the second cleaner circuit into the feed box of the 3 m3 cleaner flotation cell. Blower air will be injected into the cell mechanism. The third cleaner flotation cell has a residence time of 10 minutes. The third cleaner flotation concentrate will flow into a standpipe, which will transfer the slurry to the lead concentrate dewatering circuit. The third cleaner flotation tailings will be recycled by gravity to the second cleaner flotation circuit.

The lead flotation area will be equipped with dedicated spillage sump and pump for clean-up purposes.

16.3.5	Z I N C F L O T A T I O N

ZINC ROUGHER FLOTATION

Prior to zinc flotation, lead flotation tailings will be conditioned with copper sulphate to activate depressed zinc minerals, and lime to suppress pyrite. The flotation will generate a zinc rougher concentrate in four 8 m3 flotation cells and subsequently rougher scavengers concentrate in one same size cell. SIPX will be used as zinc mineral collector.

The scavenger concentrate will return to the zinc rougher circuit head conditioning tank while the rougher scavenger flotation tailings will feed to the low pyrite tailings dewatering circuit.

Lead flotation tailings slurry will flow into the first of two zinc flotation conditioning tanks at a pulp density of 29.5% solids. The conditioning tanks will have a residence time of 3.5 minutes at the design volumetric flow rate. The reagents (SIBX, lime, and copper sulphate) will be added to the conditioning tanks prior to flotation as required.

The conditioned slurry will then flow into the feed box of the first of four 8 m3 rougher flotation tank cells with a total maximum residence time of 22.5 minutes. Test work has indicated that a maximum residence time of 30 minutes will be adequate for the flotation of the gold and sulphide minerals. However, should a shorter residence time be required, some of the cells can be taken off-line. Low pressure blower air will be injected into each cell mechanism to generate the froth for the flotation of zinc minerals.

The zinc rougher flotation train will be configured in such a way that concentrate will be pumped directly to the first zinc cleaner flotation circuit. The zinc rougher flotation tailings will flow by gravity into the rougher scavenger flotation cell.

The size of flotation cells in zinc rougher and rougher scavenger flotation circuits are based to match the existing 8 m3 OK flotation cells available at the existing Keno mine site.

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FIRST ZINC CLEANER FLOTATION AND FIRST ZINC CLEANER SCAVENGER FLOTATION

The rougher flotation concentrate will be further upgraded by three stages of cleaner flotation in six 3 m3 conventional flotation cells. The first cleaner flotation tailings will be pumped back to the zinc circuit head conditioning tank. The second and third cleaner tailings will be recycled to the preceding cleaning stages. The third cleaner concentrate will be the final zinc concentrate, which will be dewatered prior to shipping.

The first zinc cleaner flotation circuit is sized to handle all of the rougher flotation concentrate, as well as the first cleaner scavenger flotation concentrate and second cleaner flotation tailings that will be generated.

The first zinc cleaner flotation feed will be pumped from the zinc rougher concentrate standpipe, first zinc cleaner scavenger flotation standpipe and by gravity from the zinc second cleaner flotation cell into the feed box of the first of three 3 m3 cleaner flotation cells. Blower air will be injected into each cell mechanism. The first cleaner flotation train has a total maximum residence time of 12.5 minutes. This residence time has been deemed adequate, but can be reduced, if required, by taking flotation cells off-line. The first cleaner flotation concentrate will flow into a standpipe, which will transfer the slurry to the second zinc cleaner flotation circuit.

The first cleaner scavenger flotation tailings will be the high pyrite tailings, which will be dewatered prior to disposing them underground as paste backfill.

SECON D ZI NC CLEANER FLOTATION

The first zinc cleaner flotation concentrate will be further upgraded by second cleaner flotation in two 3 m3 conventional flotation cells. The second zinc cleaner flotation circuit is sized to handle all of the first zinc cleaner flotation concentrate that will be generated.

The second cleaner flotation feed will be pumped from the first zinc cleaner flotation standpipe into the feed box of the first of two 3 m3 cleaner flotation cells. Blower air will be injected into each cell mechanism. The second zinc cleaner flotation train has a total maximum residence time of 12.5 minutes. This residence time has been deemed adequate but can be reduced, if required, by taking a flotation cell off-line. Cleaner flotation concentrate will flow into a standpipe, which will transfer the slurry to the third cleaner flotation circuit.

THIRD ZINC CLEANER FLOTATION

The third cleaner flotation circuit is sized to handle all of the second zinc cleaner flotation concentrate that will be generated.

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The third cleaner flotation feed will be pumped from the second zinc cleaner flotation standpipe into the feed box of the 3 m3 third cleaner flotation cell. Blower air will be injected into the cell mechanism. The third cleaner flotation cell has a residence time of 10 minutes. The third cleaner concentrate will be the final zinc concentrate, which will be dewatere.d prior to shipping.

The zinc flotation area will be equipped with dedicated spillage sump and pump for clean-up purposes.

16.3.6	L E A D A N D Z I N C C O N C E N T R A T E S D E W A T E R I N G A N D L O A D O U T

LEAD CONCENTRATE

The final lead flotation concentrate will be discharged to the third lead cleaner concentrate standpipe and will then be pumped to the lead concentrate thickener. Flocculent will be added at strength of 0.3% concentration as an aid in settling the solids. The thickener will be a 3.05 m diameter high rate unit fitted with an automated rake lifting mechanism and an auto-dilution system. It will produce a thickener underflow density of 60% solids, which will be pumped to the lead concentrate, filter feed stock tank. Thickener overflow solution will flow into a collection process water tank and will be pumped to the lead flotation circuit for re- use.

A 25 m3 holding tank will hold the thickener underflow concentrate prior to dewatering by a pressure filter. The concentrate filter feed tank has a residence time of 10 hours in order to provide sufficient time for regular maintenance on the concentrate filter. The filter will be an 800 mm by 800 mm pressure filter unit with 22 plates and a 45 m2 filtration area. Slurry will be pumped into the filter chambers on a batch basis, and solution will be squeezed out by pressure. Then air will be blown through to dry the cake to attain the required moisture level of 8%. Filter cake will be discharged periodically onto a stockpile. A manually-taken sample will control the moisture content of the filter cake and will be used for metallurgical mass balance purposes. Filtrate from the filter will be returned to the concentrate thickener.

The dewatered lead concentrate will be discharged to the lead concentrate stockpile, which will have a storage capacity for 7 days of lead concentrate production.

Filtrate from the pressure filter will be pumped back to thickener feed well as dilution water. The concentrate thickener overflow will be distributed to the lead flotation circuit as process water.

The lead concentrate dewatering and load-out area will be equipped with dedicated spillage sump and pump for clean-up purposes. Spillage will be returned to the lead concentrate thickener.

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ZINC CONCENTRATE

The final zinc flotation concentrate will be discharged to the third zinc cleaner concentrate standpipe and will then be pumped to the zinc concentrate thickener. Flocculent will be added at strength of 0.3% concentration as an aid in settling the solids. The thickener will be a 3.05 m diameter high rate unit fitted with an automated rake lifting mechanism and an auto-dilution system. It will produce a thickener underflow density of 60% solids, which will be pumped to the zinc concentrate, filter feed stock tank. Thickener overflow solution will flow into a collection process water tank and will be pumped to the zinc flotation circuit for re- use.

A 25 m3 holding tank will hold the thickener underflow concentrate prior to dewatering by a pressure filter. The concentrate filter feed tank has a residence time of 10 hours in order to provide sufficient time for regular maintenance on the concentrate filter. The filter will be an 800 mm by 800 mm pressure filter unit with 22 plates and a 45 m2 filtration area. Slurry will be pumped into the filter chambers on a batch basis, and solution will be squeezed out by pressure. Then air will be blown through to dry the cake to attain the required moisture level of 8%. Filter cake will be discharged periodically onto a stockpile. A manually taken sample will control the moisture content of the filter cake and will be used for metallurgical mass balance purposes. Filtrate from the filter will be returned to the concentrate thickener.

The dewatered zinc concentrate will discharge to the zinc concentrate stockpile, which will have a storage capacity for seven days of zinc concentrate production.

Filtrate from the pressure filter will be pumped back to thickener feed well as dilution water. The concentrate thickener overflow will be distributed to the zinc flotation circuit as process water.

The zinc concentrate dewatering and load-out area will be equipped with dedicated spillage sump and pump for clean-up purposes. Spillage will be returned to the zinc concentrate thickener.

Both lead and zinc pressure filters are sized to be able to handle the total amount of concentrates produced and filtered in a batch system in case one of the filters is down for maintenance.

16.3.7	H I G H P Y R I T E A N D L O W P Y R I T E T A I L I N G S D E W A T E R I N G A N D H A N D L I N G

HIGH PYRITE TAILINGS

The high pyrite flotation tailings will be pumped from the zinc first cleaner scavenger tailings standpipe to the high pyrite tailings thickener where it will be combined with dilute flocculent solution at a concentration of 0.3% strength in order to aid the settling process. The thickener will be a 3.05 m diameter high rate type to enable a high underflow density of 58% solids to be produced ahead of tailings filtration.

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Thickener overflow solution will gravitate into the water polishing/settling pond. Underflow slurry will be pumped to the tailings storage tank and will then be pumped to the tailings filter presses for dewatering. The dewatered high pyrite tailings will be discharged onto the filtered tailings belt conveyor. The tailings will be dewatered to an 85% solids content product, which will be suitable for disposal by truck from the stockpile to the underground back fill facility. Filtrates from the filter will be collected into filtrate standpipe and will be return to the high pyrite thickener as dilution water.

The high and low pyrite tailings thickening area will be equipped with one dedicated spillage sump and pump for clean-up purposes. The spillage will be returned to the high pyrite tailings thickener.

The major equipment for high pyrite tailings management includes:

3.05 m diameter tailings thickener

800 mm by 800 mm pressure filter with 30 plates and a 60 m2 filtration area.

LOW PYRITE TAILINGS

The low pyrite flotation tailings will be pumped from the zinc rougher scavenger tailings standpipe to the low pyrite tailings thickener where it will be combined with dilute flocculent solution at a concentration of 0.3% strength in order to aid the settling process. The thickener will be a 6.1 m diameter high rate type to enable a high underflow density of 58% solids to be produced ahead of low pyrite tailings filtration. Thickener overflow solution will gravitate into the water polishing/settling pond. Underflow slurry will be pumped to the tailings storage tank and will then be pumped to the tailings filter presses for dewatering. The dewatered low pyrite tailings will be discharged onto the filtered tailings belt conveyor. The tailings will be dewatered to an 85% solids content product, which will be suitable for disposal, by truck from the stockpile to either the underground paste fill or dray stacking facilities. Filtrates from the filter will be collected into filtrate standpipe and will be return to the low pyrite thickener as dilution water.

The low and high pyrite tailings thickening area will be equipped with one dedicated spillage sump and pump for clean-up purposes. The spillage will be returned to the high pyrite tailings thickener.

Part of the dewatered low pyrite flotation tailings will be trucked to the underground mine site and placed in the underground stopes as back fill.

The rest of the dewatered low pyrite tailings, with 10 to 15% moisture, will be transported by trucks to the dry stack tailings storage facility. The major equipment for low pyrite tailings management includes:

6.1 m diameter tailings thickener

800 mm by 800 mm pressure filter with 30 plates and a 60 m2 filtration area.

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Both low and high pyrite tailings pressure filters are sized to be able to handle the total amount of tailings produced and filtered in a batch system in case one of the filters is down for maintenance.

16.3.8	R E A G E N T H A N D L I N G A N D S T O R A G E

Most reagents will be received in bulk as in palletized bags, chemtainers, drums, or bulk bags.

The covered and curbed reagent storage and preparation area will be located adjacent to the flotation area. A forklift with a drum handler attachment will be used for reagent handling, while the electric hoist servicing the concentrate load-out and reagent areas will lift the reagents to the respective reagent mixing area located above the mixed reagent storage area. The reagent system will include unloading and storage facilities, mixing tanks, transfer pumps, and feeding equipment. Table 16.27 shows the reagents currently being specified for use in the process plant.

Table 16.27           Summary of Reagents – Bellekeno Plant

Reagent	Preparation Method	Use
Flocculant	Received as powder in 25 kg bags; mixed to 0.3% storing strength; transferred to a storage tank and dosed directly to thickeners following further dilution to 0.3% dosing strength.	Flocculation of flotation high and low pyrite tailings and flotation lead and zinc concentrates in thickeners.
Copper Sulphate- Regulator	Received as powder in 25 kg bags; mixed to 10% strength; transferred to a storage tank. Dosed to the zinc flotation circuit.	Regulator for zinc sulphide minerals in flotation process.
MIBC- frother	Received as liquid in 200 L drums; dosed undiluted to lead and zinc flotation circuits.	Promotion and stabilization of froth bubbles in flotation cells.
SIBX- collector	Received as powder in 25 kg bags; mixed to 10% strength; transferred to a storage tank. Dosed to both lead and zinc flotation circuits.	Collector reagent for sulphide minerals into the froth phase of the flotation cells.
3418A- collector	Received as liquid in 200 L drums; dosed undiluted to lead flotation circuit.	Collector reagent for lead and silver sulphide minerals into the froth phase of the flotation cells.
Zinc Sulphate Regulator	Received as powder in 25 kg bags; mixed to 10% solution strength; transferred to a storage tank. Dosed to the primary grinding and lead flotation circuit, if required.	Regulator of lead sulphide minerals in flotation process.
Sodium Sulphite Regulator	Received as powder in 25 kg bags; mixed to 10% solution strength; transferred to a storage tank. Added to the primary grinding and lead flotation circuit if required.	Regulator of lead sulphide minerals in flotation process.
Lime Regulator	Received as powder in 1 ton bags, mixed to 20% storing strength; transferred to a storage tank and dosed directly to lead regrind and zinc flotation circuits.

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Anti-scale chemicals may be required to minimize scale build-up in the reclaim or recycle water lines. This reagent will be delivered in liquid form and metered directly into the reclaim water tank.

16.4	P L A N T S E R V I C E S

16.4.1	W A T E R S U P P L Y

The water reticulation system for the process plant consists of the following unit operations:

fresh water supply

process water supply

non-potable water supply

gland service water supply.

FRESH WATER SUPPLY SYSTEM

Fresh water will be supplied to a 4 m diameter by 4 m high storage tank from Galekeno 900. Fresh water will be used primarily for the following:

reagent preparation

gland seal water

general mill water supply.

By design, the fresh water tank will be full at all times. The gland seal water from the fresh water source will be stored in a 2 m diameter by 2 m high tank prior to delivery to various service points.

Fresh water will be delivered from Galekeno 900. It will be delivered to the fresh water tank on demand. This water will be used for gland seal and reagents make-up. Daily fresh water consumption has been estimated to be about 1.38 m3/h on an average basis, assuming that all the process water generated in the plant can be recycled for reuse with no deleterious operational effects.

The tank will be located at an elevation of 40 m above the plant. Due to the insufficient hydraulic head available to supply the necessary line pressure two pumps, one operating and one standby will be required.

Gland service water will be drawn from a dedicated tank, which will be fed by the fresh water tank. It will be used to supply gland service water for all centrifugal water and slurry pumps in the plant.

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PROCESS WATER SUPPLY SYSTEM

Process water will be supplied to the plant via centrifugal pumps, one operating and one stand-by unit. This water supply will be used for process stream dilution as well as by the plant clean-up hosing stations.

Process water will consist primarily of reclaim water from the water polishing pond, as well as treated sewage water, unused concentrates, and tailings thickeners overflow. The reclaimed water will be directed to a 7 m diameter by 7 m high process water storage tank, from where the water will be dispersed to the distribution lines in the process plant. Approximately 51.5 m3 /h of water will be necessary for the process operation including water from thickeners overflow.

16.4.2	A I R S U P P L Y

AIR SUPPLY AND DISTRIBUTION

Two 365 cfm compressors, each with 75 kW motors, will supply plant and instrument air to the process plant. The air discharging from the compressors will pass through a 730 cfm filter to remove remnant grease or oil and will be fed to 4 air receivers.

A low pressure centrifugal blower will be provided to supply dedicated low pressure air to the various flotation circuits.

The air service systems will supply air to the following areas:

flotation: low pressure air for flotation cells will be provided by air blower filtering: high pressure air for filter pressing and drying of concentrates, provided by a dedicated air compressor crushing: high pressure air will be provided for required services in the crushing facility instrumentation: instrument air will come from the plant air compressors and stored in a dedicated air receiver.

16.4.3	I N S T R U M E N T A T I O N A N D P R O C E S S C O N T R O L

The instrument index was developed during the process of taking the Process Flow Diagrams (PFDs) and developing them into Process and Instrumentation Diagrams (P&IDs). The instruments were specified and recorded to provide an instrument index that contains all of the instrumentation to develop this process.

The plant control system will consist of individual locally mounted control panels, located near the main equipment. There will be no Distributed Control System (DCS) or PC-based Operator Interface Stations (OIS). Alarm annunciation will be local to the major equipment or located on the local control panel. The local control panels

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will act as a marshalling point for monitoring and control of nearby equipment and instrumentation. It will also act as a distribution point of power for instrumentation. There will be no communication between the local control stations.

16.4.4	Q U A L I T Y C O N T R O L

A metallurgical and assay laboratory will conduct daily quality control and optimize process performance.

The assay laboratory will be equipped with necessary analytical instruments to provide all routine assays for the mine, the plant, and environmental monitoring. The instruments of most importance are:

an atomic absorption spectrophotometer (AAS)

an ICP mass spectrometer.

The metallurgical laboratory will undertake all basic test work to monitor metallurgical performance and to improve process flowsheet and efficiency. The laboratory will be equipped with a laboratory crusher, a ball mill, particle size analysis devices, flotation cells, filtering devices, balances, and pH meters.

16.5	M E T A L P R O D U C T I O N P R O J E C T I O N

Table 16.28 summarizes projected metal production. The projection is based on metallurgical test results and the updated mining schedule. It appears that the mill feed grades projected by the updated mining schedule is different from the samples used in the testing programs. Further confirmation testing should be performed.

On average, the LOM average annual concentrate production is estimated to be approximately:

lead-silver concentrate: 11,750 t; containing 70.3% Pb, 6,185 g/t Ag, 1.5 g/t Au zinc concentrate: 8,190 t; containing 54.4% Zn, 300 g/t Ag, 1.1 g/t Au.

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Table 16.28           Metal Production Projection

Year	Product	Mass (%)	Grade				Recovery
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (%)	Ag (%)	Pb (%)	Zn (%)
2010	Head	100.0	0.44	1,010	11.73	5.26	100.0	100.0	100.0	100.0
	Pb-Ag Conc	16.1	1.3	5,924	71.0	2.2	47.8	94.6	97.6	6.7
	Zn Conc	8.5	1.1	305	0.64	54.3	21.2	2.6	0.5	87.4
2011	Head	100.0	0.45	994	11.54	5.43	100.0	100.0	100.0	100.0
	Pb-Ag Conc	15.9	1.3	5,921	71.0	2.2	47.8	94.5	97.5	6.4
	Zn Conc	8.8	1.1	302	0.63	54.4	21.6	2.7	0.5	87.7
2012	Head	100.0	0.43	820	8.50	5.49	100.0	100.0	100.0	100.0
	Pb-Ag Conc	11.8	1.72	6,392	70.1	2.3	47.7	91.7	97.1	4.9
	Zn Conc	8.9	1.10	298	0.47	54.4	23.1	3.2	0.5	88.5
2013	Head	100.0	0.37	717	7.04	6.09	100.0	100.0	100.0	100.0
	Pb-Ag Conc	9.7	1.8	6,616	68.6	2.8	47.4	90.0	95.0	4.5
	Zn Conc	10.0	1.1	297	0.40	54.6	29.5	4.1	0.6	89.4
Average	Head	100.0	0.42	871	9.47	5.6	100.0	100.0	100.0	100.0
	Pb-Ag Conc	13.1	1.5	6,185	70.3	2.3	47.7	92.7	96.9	5.4
	Zn Conc	9.1	1.1	300	0.52	54.4	23.9	3.1	0.5	88.4

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1 7 . 0	M I N E R A L R E S O U R C E A N D M I N E R A L R E S E R V E E S T I M A T E S

17.1	I N T R O D U C T I O N

In its initial exploration efforts on the Keno Hill project, Alexco targeted the historical resources documented at the Bellekeno deposit by validating and confirming the existence of the polymetallic silver mineralization. SRK, in conjunction with Alexco, produced an initial NI 43-101 resource statement for the Bellekeno deposit on November 10, 2007 which was subsequently updated on January 28, 2008. During 2008, Alexco constructed a new 633 m decline designed to access the historical Bellekeno workings. This allowed for tight-spaced underground core drilling and updated geologic mapping within all three Bellekeno resource zones (Southwest, 99, and East) during 2009. The newly acquired data led to a better understanding of mineralization controls and increased confidence in the estimation.

17.2	B E L L E K E N O 2 0 0 7 / 2 0 0 8 R E S O U R C E E S T I M A T E S

SRK produced a NI 43-101 resource statement for the Bellekeno deposit in November 2007, which was updated in January 2008. These included new estimations for the Bellekeno Southwest and East zones using wireframe constraints based on Alexco core drilling and an audit of historical resources for select areas of the 99 Zone. The January 2008 SRK consolidated resource is listed in Table 17.1. All mineralization was considered inferred.

Table 17.1           Consolidated Mineral Resource Statement* – Jan. 29, 2008 (SRK)

Category	Zone	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	AgEq (g/t)
Inferred	99†	55,700	1,593	11.1	5.5	0.0	2,375
Inferred	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Inferred	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

* Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
† Reported at a cut-off of 15 troy oz/ton Ag. Silver grades capped at 100 troy oz/ton.
‡ Reported at a cut-off of 1,000 g/t AgEq. Grades not capped.

** Metal price and recovery factor assumptions for resource are US$8.00/troy oz silver, US$0.45/lb lead, and US$0.75/lb zinc. Metallurgical recovery factors have been assumed to be 100%. Gold was not used in AgEq calculation.

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1 7 . 3	2 0 0 9 B E L L E K E N O S O U T H W E S T , 9 9 , A N D E A S T Z O N E R E S O U R C E E S T I M A T E S

A new internal resource estimate has been calculated by Alexco personnel using a three dimensional (3D) block model constrained by wireframe. Alexco utilizes Mintec Inc.’s MineSight® 3D software (MineSight) for modelling and grade estimation. The resource estimate was prepared by Mr. Stanton Dodd (L.Geo.), Vice President Exploration for Alexco, Mr. Robert V. Scartozzi (L.Geo.), Chief Mine Geologist for Alexco, and Mr. G. David Keller (P.Geo.), Principal Resource Geologist for SRK. In addition to reviewing the entire estimation process, Mr. Keller is responsible for Sections 17.3.4 (Specific Gravity) and 17.3.7(Variography). All are QPs as defined in NI 43-101.

17.3.1	W I R E F R A M E C O N S T R U C T I O N

3D wireframe solids were constructed to accurately represent the geometry of the ore bearing 48 vein structure (Figure 17.1). The wireframe geometry extends to the full limits of data and is bound on the edges by lithologic and structural breaks. The wireframe is snapped to composite endpoints, defining the wireframe thickness. All stope and drift openings were removed from the wireframe volumes prior to estimation.

For the 48 vein/fault and 49 vein/fault, footwall and hanging wall contacts were determined from core logging and core photos, and are generally sharp and recognizable. Grade within the structure generally extends throughout the entire interval but, on occasion, non-mineralized material (typically siderite, quartzite, or graphitic schist) occurs within the interval. Wireframe margins were tagged at vein/fault boundaries capturing all material within the structural zone. The purpose was to avoid being grade selective as the positioning of ore and gangue material within the vein structure cannot be predicted. All wireframe contacts are then considered geologic, not grade-based, resulting in internal waste material being included in the vein composites. It was determined that mining would most probably over break to the vein contacts and as such diluted grades should be used in the estimation. All assay intervals within the determined contacts were, therefore, used in the composite and the wireframe was snapped to the composite contacts. In many instances, mineralization extends outward from the vein structure into the hanging wall and footwall rocks in the form of small veinlets. These intervals were not included in the composites.

Geological data in the drill hole database used in the interpretation of vein contacts contains vein mineralogy data for Alexco holes only. Limited vein data are available for UKHM diamond holes. No geological data was available for percussion and chip samples.

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Figure 17.1           Bellekeno Wireframes Representing Lithologic Units on the 48 Vein

Note: 49 vein not shown.

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EAST ZONE

The East Zone resource is constrained by a single wireframe representing the 625 Adit Quartzite unit (shown in blue in Figure 17.2) . Only drill hole intercepts within this unit are used to estimate grade blocks. The wireframe is bounded on the northeast by a transpressional jog in the vein, recognized as an ore shoot constraint. A second quartzitic unit (shown in orange in Figure 17.2) is modelled but will not be estimated due to a lack of data. The greenstone unit (shown in green in Figure 17.2) forms the upper limits to the East Zone hosting stratigraphies.

The 49 vein is a thin, mineralized vein splay in the East Zone twice exposed in workings and intercepted in historical and current drilling (Figure 17.3 and Figure 17.4) . Estimation of the East Zone 49 vein was completed using the wireframe shown in black.

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Figure 17.2           East Zone Wireframes

Note: 49 vein not shown.

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Figure 17.3           Bellekeno East Zone Wireframes

Note: 49 vein wireframe in black.

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Figure 17.4           625 Level Plan Map Showing Spatial Relationship between the Bellekeno East Zone 48 and 49 Veins

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99 ZONE

The 99 Zone wireframe (Figure 17.5) is constrained vertically upward at the 400 level due to a lack of confirmation drilling/sampling above this elevation. Transpressional shifts in the 48 vein constrain the wireframe to the northeast and southwest and the upper contact of a greenstone unit constrains the wireframe at depth.

SOUTH WEST ZONE

The Southwest Zone is constrained by four wireframes representing distinct lithologic packages. Only drill hole and chip samples within each unit are used to estimate grade blocks within those units. The units’ identifier and their assigned modeling designations are listed below and shown in Figure 17.6.

SW1	900 Schist

SW2	800 Quartzite

SW3	750 Schist

SW4	Bankers Quartzite.

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Figure 17.5           Bellekeno 99 Zone Wireframe (Shown in Blue)

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Figure 17.6           Bellekeno Southwest Zone Wireframes

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17.3.2	D A T A B A S E

Bellekeno underwent three phases of core drilling: 1986, 1995-1996, and 2006-2009. Alexco’s access to mine workings in 2009 allowed resurveying of the 1986 and 1995- 1996 historical (UKHM) drill hole collars in UTM coordinates thereby assuring all collar locations were tied to a common datum.

In instances where 2009 underground drilling and historical drilling were twinned, the positioning of the 2009 composite locations were honoured, as historically downhole surveying was irregularly spaced or not done at all.

In instances where surface drilling and underground drilling had conflicting contact locations, 2009 underground drilling was honoured. This was the case in the Southwest Zone with surface hole K-07-0101. The vein intercept in this hole is 376 m downhole. Within 15 to 20 m on each side are two Alexco underground holes of 15 m length of similar grade and thickness. In this case, the grade from K-07- 0101 was used in the estimation but its position is assumed to be defined by the adjacent underground holes.

Both historical (UKHM) chip sample and Alexco chip sample data were used in the grade estimation. Historical chip samples were commonly analyzed for silver, lead, and zinc only. Chip samples were generally taken as cuts across the vein and into the hanging wall and footwall rocks. The wireframe was constructed regardless of chip sample location. Chip samples were not used to define wireframe contacts or wireframe width. The determination of which chip samples to use in the grade estimation was made by “capturing” the chip sample intervals within the wireframe and tagging those intervals for composite. An interval had to be at least 25% within the wireframe to be tagged and used for compositing. The 25% rule was used because of location uncertainty of historical surveying of upper levels and stopes that are inaccessible to Alexco.

The high density of chip sample composites warranted declustering so that drill hole data influence on estimation would be honoured and chip sampling bias would be reduced. Chip sample composites were declustered on a 10 m x 6 m x 10 m grid.

The number of diamond drill holes and declustered chip sample data used in the preparation of the estimation is listed by area in Table 17.2.

Table 17.2	Total Diamond Drill Holes/Chip Sample Composites used in 2009 Bellekeno Estimate

	Southwest	99	East
Total Diamond Drill Holes (1986 - 2009; underground and surface)	100	67	48
Total Declustered Chip Composites	44	107	17

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Historical drift and stope mapping is considered by Alexco to be accurate and representative. Field verification was performed by Alexco geologists at all accessible points. Historical maps were scanned, geo-referenced and imported into MineSight. The images were then draped onto drift solids at the appropriate elevation. This mapping was used to tag hanging wall and footwall contacts on the wireframe.

The Bellekeno data is exported from the SQL database by scripted routine to .csv files, which are imported into MineSight. The following drill hole files are generated: collar, survey, drill hole assay, chip sample assay, geology, geotechnical.

The Bellekeno drill hole dataset contains both core drill and percussion drill data. Historically, core drilling in the Keno Hill district had substantial difficulties with core recovery within the vein structures. In addition, the predominantly hosting quartzite slowed drill rates and increased drill costs. Percussion drilling at Bellekeno was used historically as a cost effective alternative to core drilling and as a direct result of poor core recovery. Percussion drilling provides a good indicator of the presence of mineralization but can produce contaminated samples due to smearing resulting in exaggerated vein thicknesses. Percussion drill data was not used either in wireframe construction or grade estimation.

Tables of summary statistics for the following datasets by zone are included in Appendix C:

chip samples (where applicable)

declustered chip cample composites

drill core samples

drill core composites

combined declustered chip and core composites (where applicable).

17.3.3	C O R E R E C O V E R Y

Table 17.3 lists the Bellekeno drilling recovery statistics by resource zone.

Table 17.3           Core Recovery Statistics

Core Recovery Statistics			NR Intervals
Zone	Rec % *	Rec %**	Zone	NQ	HQ	Total
East	81	83	East	5	0	5
99	67	75	99	30	5	35
SW	79	88	SW	45	13	58
Total	76	83	Total	80	18	98

*includes NR intervals treated as 0% recovery
**excludes NR intervals.

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The 2007/2008 SRK resource estimate used recovery weighting to address low core recoveries. Recovery weighting implies that all material not recovered is zero grade. Alexco agrees that a conservative model should consider recovery weighting but also believes that for recoveries at 85% or greater there is a reasonable certainty that the material recovered is representative of the entire interval. Therefore, all intervals with recovery less than 85% are recovery weighted and all intervals with recovery 85% and better are treated as 100% recovery. Recovery weighting is applied to each assay interval as shown in Table 17.4.

Table 17.4           Core Recovery Weighting Methodology

Recovery (%)	x	Grade	=	Recovery Weighted Grade
70%	x	300 ppm	=	210 ppm
50%	x	300 ppm	=	150 ppm

Intervals with missing recovery data and those intervals with recovery recorded as greater than 100% were set to 100%.

Alexco concludes that recovery is a function of a combination of factors: drill hole angle, core size, drill additive use, and core driller skill level. Furthermore, it has been determined that recovery is not grade driven. Analysis shows no relationship between grade and recovery. Recovery contours do show a loose association between recovery and rock type, but it is not considered the primary factor.

NR intervals, excluding voids, were assigned grade values derived from statistical analysis based on data from each resource zone. All assay intervals within the wireframe were compiled by zone and the mean of the lower quartile for these values was taken to represent the grade values for the unrecovered material. This is considered a conservative approach, as many NR intervals lie between mineralized intervals. Examination on a hole by hole basis suggests a more accurate representation of the missing material may be the composited average of all the material recovered for that drill hole intercept. For the purposes of this resource estimation, however, the first approach is taken. Table 17.5 lists the NR default grade values used in the estimation.

Table 17.5           NR Interval Default Values

Zone	Au (ppm)	Ag (ppm)	Pb (ppm)	Zn (ppm)
East	0.02	15.0	513	4,975
99	0.02	21.0	712	4,065
SW1,SW3	0.01	9.0	782	3,855
SW2, SW4	0.09	29.9	839	10,155

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In summary, for the purposes of this resource estimation, core recovery is treated as follows:

Recovery weighting is applied to all intervals, using the 85% rule described above.

NR intervals were assigned the mean value for the lower quartile by zone, as listed in Table 17.5.

A sensitivity analysis estimation run was made using variable core recovery parameters. Results are discussed in Section 17.3.11.

17.3.4	S P E C I F I C G R A V I T Y

The Bellekeno Southwest, 99, and East zones exhibit very significant specific gravity changes typically over short distances. The primary source of this variation is due to the varying amounts of sulphide minerals, particularly galena, within the veins. It is important, therefore, in deposits of this type to model specific gravity as well as metal grades.

Measured core specific gravity (CSG) data has limited utility for estimating block specific gravity values in this study because:

there is a limited number of data points

the length of core was limited to the 10 to 15 cm range because of equipment, and limited amount of intact core available for measurement there is significant variability of core density over sample length due to small scale variations in sulphide mineralization.

As an alternative measurement of specific gravity, Alexco used specific gravity measurements based on pycnometry using pulverized sample material for each from each assayed interval. These pulp specific gravity (PSG) measurements do not replace CSG measurements because they do not account for fractures, vugs, or other porosity in core. However these measurements can provide an accurate means of assessing the density variations for sampled intervals.

PSG measurements were taken for most of mineralized underground and surface drilling completed by Alexco for the Southwest, 99, and East zone. For estimating specific gravity, a full data set of specific gravity is required for grade estimation. PSG measurements are not available for historical drill holes, chip samples, and a few Alexco core samples. Additional PSG values were calculated using the relationship between metal grades and measured PSG values.

Regression analysis of metal grades versus PSG shows a strong correlation of lead assays with PSG values for the Southwest (SW2, SW4 combined) and 99 zones. Lead and PSG correlation coefficients for the Southwest and 99 zones are 0.89 and 0.93, respectively. Formulas derived from the regression relationships were used to

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calculate PSG values for intervals without measured PSG measurements. The formulas used to calculate PSG are:

Southwest Zone: PSG = (0.000004) x Pb (ppm) + 3.336689

99 Zone: PSG = (0.000005) x Pb (ppm) + 3.040291.

Calculated values for each of the zones were limited to the maximum and minimum of measured PSG values. Calculated together with measured PSG values were used to estimate block specific gravity values for the Southwest and 99 block models.

Estimated block PSG values were then converted to CSG values based on regression relationships between measured PSG values and CSG values for each of the two zones. The correlation coefficients for the two values are 0.77 and 0.82 for Southwest and 99 zones respectively. Formulas derived from the regression relationships were used to calculate CSG values for each block PSG value. The formulas used to back calculate CSG values from PSG block values are:

Southwest Zone: CSG = 0.834458 x PSG + 0.683904

99 Zone: CSG = 0.796586 x PSG + 0.509225.

Calculated CSG values were set to the maximum and minimum values of data measured CSG values. Block CSG values were assumed to represent an average specific gravity value for each block. These block specific gravity values were the basis of reporting mineral density values for reporting mineral resources.

Regression analyses between metal assays and PSG for the East Zone were poorly correlated. This lack of correlation is related to significantly lower tenor of lead mineralization in the zone and as well as a lesser variation of specific gravity overall. As a consequence, specific gravity values were not estimated for the East Zone. The average of CSG measurements, 3.45 was used a density value for reporting mineral resources for the East Zone.

17.3.5	C O M P O S I T I N G

All diamond drill hole and chip samples were composited within the bounds of each wireframe vein interpreted for each of the three zones. This methodology is considered the most appropriate method for compositing as:

Vein widths range from less than 1 m to 6.5 m and average about 2.5 m; due to the generally narrow vein widths of the deposit, it is likely that the full width of the veins will be mined.

Variability of mineralization along the width of the vein is much smaller than the current data resolution of the vein mineralization.

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Two sets of composites were used for this study. One set, for variogram analysis, consisted of length weighted composites without core recovery or specific gravity weighting. NR intervals were excluded from these composites.

A second set of composites were generated for grade estimation. These composites were based on length, core recovery, and specific gravity weighting (Southwest and 99 zones only). Core recovery weighting was based on the 85% rule outlined in Section 17.3.3. Declustered chip sample composites were assigned 100% recovery. Specific gravity weighting of composites was based on calculated and measured PSG values as outlined in Section 17.3.4.

Summary statistics for composite data are provided in Appendix C.

17.3.6	C A P P I N G

Capping of metal grades was completed for lead for a single historical drill hole composite (BK86-04). A capping value of 450,000 ppm lead was applied. Summary statistics for capped data are provided in Appendix C.

Capping of all other composited data was not felt to be necessary as the spatial distribution of high grades was confined to high grade shoots in each of the three zones.

17.3.7	V A R I O G R A P H Y

Composites for variogram analysis were length weighted only. Intervals with missing assays or with no recovered core were not included in the analyses. Silver, lead, and zinc composites were analyzed for each of the three data sets. Gold and PSG measurements were not analyzed due to insufficient number of composites.

EAST ZON E

The number of East Zone composites was 36, which is insufficient for variogram analysis. For estimation purposes, variogram ranges from the previous resource estimate (SRK, 2008) were assumed for this zone only. Variogram ranges are outlined in Table 17.6.

Table 17.6           East Zone Variogram Ranges (SRK, 2008)

Metal	R1x*	R1y*
Silver	30	30
Lead	30	30
Zinc	35	35

Note:
R1x = first structure range along strike.
R1y = first structure range along dip-direction.

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99 ZON E

The 99 Zone analysis comprised surface and underground drilling by Alexco as well as UKHM underground diamond drill holes and chip samples consisting of 565 composites.

The best variograms were developed using Gaussian anamorphosis (normal scores) of composites. Variograms are based on lag distances of 15 m. There were no significant differences in using 15 or 20 m lags. Variogram models for the 99 Zone are presented in Figure 17.7.

Figure 17.7           Variogram Models for the 99 Zone

Note: red = strike direction; green = dip-direction.

Variogram models for silver and zinc consisted of two structure models, the lead models consisted of a single structure. Model ranges extended from 60 to 76 m with first structure ranges extending from 12 to 15 m. Anisotropy was moderately defined for silver and lead in different directions. Zinc ranges were essentially isotropic. The primary and secondary variogram orientations are subparallel to the vein strike and dip. The plunge rotation displayed a weak sensitivity to changes in rotation angles and ranged from -10° (anti-clockwise rotation) to 30° (clockwise rotation). Because

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of the weak sensitivity of plunge rotations estimation search ellipses are set to rotation angles determined from structural studies. Variography was insensitive to the inclusion or exclusion of Southwest Zone chip samples. A summary of variogram model parameters is summarized in Table 17.7

Table 17.7           99 Zone Variography Parameters

Variogram	C0	C1	C2	R1x*	R1y*	R2x*	R2y*	Anisotropy Direction †
AG_GAU	0.21	0.19	0.6	25	15	65	76	40,70,-20
PB_GAU	0.25	0.75		70	60			40,70,-10
ZN_GAU	0.2	0.2	0.6	12	15	60	60	40,70,30

* R1x = first structure range along strike
   R1y = first structure range along dip-direction
   R2x = second structure range along strike
   R2y = second structure range along dip-direction
† Variogram orientation using Isatis rotation angles (left hand rule).

SOUTH WEST ZONE

Composites for the Southwest Zone analysis comprised surface and underground drilling by Alexco as well as UKHM underground diamond drill holes and chip samples restricted within the Southwest Zone. The Southwest Zone vein interpretation consists of a primary vein structure which is domained into four sub-zones comprising:

SW1 – 900 Schist

SW2 – 800 Quartzite

SW3 – 750 Schist

SW4 – Banker’s Quartzite.

Variogram analysis was focused on the high grade sub-zones. The SW2 and SW4 zones comprised 91 and 124 composites, respectively. The combined SW1 and SW3 low grade sub-zone composites comprised only 30 composites and were therefore excluded from variogram analysis. The high grade zones were combined into one composite file for variogram analysis. Composites were capped for better definition of variograms as follows:

5,000 g/t silver

400,000 ppm lead.

Gaussian anamorphosis of the combined composite data set provided moderately well defined variograms. Lag distances used in this analysis were 15 and 20 m. Variogram models developed for the Southwest Zone are presented in Figure 17.8.

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Figure 17.8           Variogram Models for the Southwest Zone

(red=strike direction, green=dip direction)

Two structured variogram models were developed for silver and zinc composites. Lead variogram models fit a distinct single structure model. The first structure ranges for silver and zinc extended from 10 to 25 m with the longest ranges generally parallel to the “strike” direction. Variogram models for the second structure were generally better defined than first structures. Maximum model ranges along strike extend from 65 to 75 m and are well defined. Model ranges in the dip direction showed significantly weaker definition as well as shorter ranges from 60 to 40 m. In the case of lead variogram models the dip-direction axis was particularly poorly defined and therefore assumed at 60 m. The weak definition of the dip direction seems to be characteristic of the Southwest high grade sub-zones and may be due to the limited extent of mineralization in the dip-direction.

Variogram orientations generally follow the strike and dip of the deposit. Azimuth directions were tightly defined along strike direction; contrastingly, variogram orientations were weakly sensitive to changes in dip. Plunge rotations were generally weakly defined with weak to moderate sensitivity to changes in the plunge angle. A summary of Southwest Zone variography is provided in Table 17.8.

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Table 17.8           Variogram Model Parameters for the Southwest Zone (SW2, SW4)

Variogram	C0	C1	C2	R1x*	R1y*	R2x*	R2y*	R2z	Anisotropy Direction †
AG_GAU	0.221	0.244	0.535	10	15	65	60		20,75,-40
PB_GAU	0.273	0.714		60	60				20,70,-50
ZN_GAU	0.2386	0.3705	0.374	25	15	75	40		20,70,-25

* R1x = first structure range along strike
   R1y = first structure range along dip-direction
   R2x = second structure range along strike
   R2y = second structure range along dip-direction
† Variogram orientation using Isatis rotation angles (left hand rule).

A check of Southwest variogram models were made by developing variogram models based on pairwise relative variograms and composites from SW4 only. In general, pairwise relative variograms were more poorly defined but indicated variogram ranges similar to Gaussian transform variograms for silver and zinc composites. Lead pair wise relative variograms indicated single structure models with ranges of 35 m and 30 m for strike and dip directions. As pairwise relative variograms were significantly less well-defined than Gaussian transformed data, the latter is assumed to be the most reasonable parameters to use.

Domain SW4 analysis was completed using uncapped Gaussian anamorphosis of each data set. The results generally confirmed ranges determined from first and second structure ranges as determined in the variogram models for the combined SW2 and SW4 domains for silver and zinc composites. Lead variograms indicated ranges of 80 m and 50 m. As the SW4 variogram models were significantly less well-defined, it is recommended that the combined domain models should be used for estimation.

17.3.8	B L O C K M O D E L

Bellekeno model coordinates are registered to NAD83 UTM Zone 8N. All units of measurement are metric. Block model size and limits are listed in Table 17.9 and Table 17.10).

Table 17.9           MineSight Block Model Parameters

	Minimum	Maximum	Size	Number
Model Limits
X	0	2000	5	400
Y	0	300	3	100
Z	0	1400	5	280
Project Bounds
Easting	485000	489000
Northing	7085000	7088000
Elevation	0	1400

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The block model was rotated to best fit the strike of the 48 vein structure. Rotation parameters are listed in Table 17.10.

Table 17.10           MineSight Block Model Rotation

Translation
East	486201.2
North	7085404
Elevation	0
Rotation about Z axis	307.5

Estimation was made independently in each zone and block model listed below:

East Zone, 48 vein

East Zone, 49 vein

99 Zone

SW1

SW2

SW3

SW4.

17.3.9	E S T I M A T I O N

Alexco considers the inverse distance squared a robust estimation methodology that is appropriate for estimating grades for the Bellekeno East, 99, and Southwest Zones. Silver, lead, and zinc grades only from drill hole and declustered chip sample composites within each wireframe solid were used for estimating grades. All composites for the Southwest and 99 zones were length weighted, recovery weighted, and specific gravity weighted. East zone composites were length weighted and recovery weighted only. Variogram rotation parameters were set to the actual orientation of the mineralization for each zone of the deposit as follows:

East Zone:

– strike direction: 35°

– dip direction: -70°

– plunge direction: 33°

99 Zone:

– strike direction: 36°

– dip direction: -79°

– plunge direction: 25°

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Southwest Zone:

– strike direction: 30°

– dip direction: -71°

– plunge direction: 25°.

The estimation strategy for all seven grade block model estimates (listed above) consisted of two estimation runs. The first estimation run utilized an estimation ellipse based on variogram ranges and orientations. Estimation in the normal or “thickness” was assumed to be 15 m for all grades and PSG. For this run, a minimum of two composites were required to estimate a block grade with a maximum of eight composites. Octant search parameters were not used. Estimation ranges for PSG and gold values were assumed to be the same as silver estimation ranges in the Southwest Zone and the same as lead estimation ranges in the 99 Zone.

The second estimation run consisted of using twice the variogram ranges with the same orientations. Only blocks not estimated in the previous run were updated. A minimum of one composite was required to make an estimate with a maximum of eight composites. Octant search parameters were not used.

The 2009 resource estimate uses an NSR cutoff of $185/t. NSR factors in measured and assumed recoveries, mining and milling costs, and transport and smelting costs at defined metal prices. Two sets of metal prices were selected based on industry forecasts for the anticipated production schedule and are as follows:

Southwest/99 zones: US$15.25/oz Ag, US$0.675/lb Pb, US$0.80/lb Zn

East Zone: US$14.50/oz Ag, US$0.60/lb Pb, US$0.90/lb Zn

The metal prices used reflect consensus metal prices based on the projected production schedule. Gold is not considered a significant component in the resource and was not included in the NSR calculation schedule.

17.3.10	B L O C K M O D E L /E S T I M A T I O N V A L I D A T I O N

A visual validation of block grades to uncomposited drill holes shows a reasonably good correlation. Using the same parameters, a nearest neighbour estimation of the 99 and Southwest zones showed a correlation within 4 to 5% of the inverse distance squared estimation. Alexco considers this a reasonable difference between estimations and supports the methodologies applied.

17.3.11	S E N S I T I V I T Y A N A L Y S I S

Sensitivity estimation runs based on core recovery and specific gravity weighting were made using the following parameters.

Upside: no recovery weighting applied (all NR intervals were assigned the composited average for that drill hole intercept; the material recovered for

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that full length vein intercept is considered to represent the missing material); specific gravity weighting applied

Lowside: recovery weighting applied; no specific gravity weighting applied.

Average differences between the various sensitivity runs and the resource reported base cases (recovery weighting, specific gravity weighting) are listed in Table 17.11. The base case for both the Southwest and 99 zones falls in between the upside and lowside cases for all variables except zinc. This is due to the relative low specific gravity of sphalerite, the primary zinc-bearing mineral in the Bellekeno deposit. Specific gravity weighting, therefore, has minimal effect for zinc-rich blocks. Specific gravity weighting was not used in the East Zone estimation thereby eliminating a lowside case.

Table 17.11           Core Recovery/Specific Gravity Sensitivity Cases by Resource Zone

	Tonnes	NSR (Cdn$)	Ag (g/t)	Pb (%)	Zn (%)	Ag (Insitu oz)	Total NSR (Cdn$)
Southwest Zone
Upside (1)	4%	7%	7%	8%	11%	11%	11%
Base Case (2)	0%	0%	0%	0%	0%	0%	0%
Lowside (3)	-7%	-16%	-17%	-20%	1%	-25%	-24%
99 Zone
Upside (1)	12%	11%	10%	10%	31%	20%	21%
Base Case (2)	0%	0%	0%	0%	0%	0%	0%
Lowside (3)	-7%	-13%	-12%	-21%	2%	-20%	-20%
East Zone (4)
Upside (5)	19%	2%	2%	6%	0%	20%	20%
Base Case (6)	0%	0%	0%	0%	0%	0%	0%
Lowside (6)	0%	0%	0%	0%	0%	0%	0%

(1)	no recovery weighting, specific gravity weighting
(2)	recovery weighting, specific gravity weighting
(3)	recovery weighting, no specific gravity weighting
(4)	specific gravity weighting not applied in East Zone
(5)	no recovery weighting
(6)	recovery weighting.

17.3.12	M I N E R A L R E S O U R C E C L A S S I F I C A T I O N

Mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The mineral resources estimated for the Bellekeno Southwest, 99, and East zones were classified according to “CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005)”.

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In classifying the mineral resources for the Bellekeno deposit, all blocks estimated in the first estimation run are considered indicated and all blocks estimated using the second estimation run are considered inferred.

17.4	C O N S O L I D A T E D M I N E R A L R E S O U R C E S T A T E M E N T

Using an NSR cut-off of $185/t, mineral resources for the Bellekeno Southwest, 99, and East zones are listed in Table 17.12. The majority of the resources are classified as Indicated Mineral Resources following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines. The lower East Zone resource remains as Inferred Mineral Resources.

Table 17.12           Consolidated Mineral Resource Statement* – November 9, 2009

Category	Zone	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Indicated	Southwest†	215,800	997	12.6	7.2	0.662
Indicated	99†	91,700	995	7.5	4.2	0.293
Indicated	East‡	93,500	672	3.9	6.9	0.330
Total Indicated		401,000	921	9.4	6.5	0.500
Inferred	East‡	111,100	320	3.1	17.9	0.340
Total Inferred		111,100	320	3.1	17.9	0.340

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†

Reported at an NSR cut-off of $185/t using metal prices of US$ 15.25/oz Ag, US$0.675/lb Pb, and US$0.80/lb Zn. Ag and Zn grades not capped. Lead grades capped at 450,000 ppm. Metallurgical recoveries applied (see Section 16.0).

‡

Reported at an NSR cut-off of $185/t using metal prices of US$ 14.50/oz Ag, US$0.60/lb Pb, and US$0.90/lb Zn. Ag and Zn grades not capped. Lead grades capped at 450,000 ppm. Metallurgical recoveries applied (see Section16.0).

The Bellekeno resource block model, depicted in long section, is shown in Figure 17.9.

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Figure 17.9           Longitudinal Section Showing the Bellekeno NSR Resource Block Model (295° Azimuth, Hanging Wall View)

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Tonnage and grade summaries for the Bellekeno Southwest, 99, and East zones at various NSR cut-off grades are presented in Table 17.13 through Table 17.17. Totals at cut-off grades other than $185/t are not considered part of the mineral resource statement.

Table 17.13	Tonnage and Grade at Various Cut-off Grades – Southwest Zone, Indicated

NSR Cut-off (Cdn$/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
150	236,000	934	11.7	7.1	0.638
185	215,800	997	12.6	7.2	0.662
230	192,300	1,077	13.7	7.5	0.689
290	175,300	1,140	14.6	7.6	0.706

Table 17.14	Tonnage and Grade at Various Cut-off Grades – 99 Zone, Indicated

NSR Cut-off (Cdn$/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
150	101,000	931	6.9	4.0	0.283
185	91,700	995	7.5	4.2	0.293
230	80,700	1,080	8.1	4.4	0.306
290	67,400	1,201	9.0	4.4	0.326

Table 17.15	Tonnage and Grade at Various Cut-off - East Zone, Indicated

NSR Cut-off (Cdn$/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
150	106,800	626	3.6	6.6	0.315
185	93,500	672	3.9	6.9	0.330
230	75,800	738	4.2	7.4	0.356
290	45,500	910	5.0	8.3	0.395

Table 17.16	Tonnage and Grade at Various Cut-off Grades - Total, Indicated

NSR Cut-off (Cdn$/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
150	443,800	859	8.7	6.3	0.479
185	401,000	921	9.4	6.5	0.500
230	348,900	1,004	10.4	6.7	0.528
290	288,200	1,118	11.8	7.0	0.568

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Table 17.17	Tonnage and Grade at Various Cut-off Grades – East Zone, Total Inferred

NSR Cut-off (Cdn$/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
150	188,100	235	2.3	18.5	0.517
185	111,100	320	3.1	17.9	0.340
230	60,800	339	3.0	23.0	0.383
290	25,300	364	3.1	27.9	0.410

17.4.1	2008 A N D 2009 B E L L E K E N O R E S O U R C E D I S C U S S I O N

The 2008 Bellekeno Resource Statement is listed in Table 17.18. Percentage differences between the 2008 and 2009 estimations are shown in Table 17.19.

Table 17.18           Consolidated Mineral Resource Statement* – January 29, 2008

Category	Zone	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	AgEq (g/t)
Inferred	99†	55,700	1,593	11.1	5.5	0.0	2,375
Inferred	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Inferred	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

* Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
† Reported at a cut-off of 15 troy oz/ton Ag. Silver grades capped at 100 troy oz/ton.
‡ Reported at a cut-off of 1,000 g/t AgEq. Grades not capped.

** Metal price and recovery factor assumptions for resource are US$8.00/troy oz silver, US$0.45/lb lead, and US$0.75/lb zinc. Metallurgical recovery factors have been assumed to be 100%. Gold was not used in AgEq calculation.

Table 17.19           Percentage Differences from 2009 to 2008 Estimations

Zone	East	99	Southwest
Tonnes	14%	65%	-27%
Average Ag Grade	83%	-38%	-27%
Ag Contained Ounces	108%	3%	-47%

Differences between the 2008 and 2009 resource estimates resulted from:

additional close-spaced drilling throughout the deposit

increased understanding of the geology and development of a high-confidence geologic model changes in cut-off parameters

metallurgical recoveries applied in 2009.

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1 8 . 0	O T H E R R E L E V A N T D A T A A N D I N F O R M A T I O N

18.1	G E N E R A L S I T E I N F R A S T R U C T U R E

Most of the main infrastructure, services, and facilities required to support the Bellekeno project are either currently available at the existing Elsa town site or will be readily constructed prior to operations. The additional ancillary facilities that will be required for mine and mill operations include:

water supply and distribution

modular assay laboratory

temporary construction facilities

electrical (additional power supply and distribution)

propane distribution.

18.1.1	W A T E R S U P P L Y A N D D I S T R I B U T I O N

Domestic water is currently pumped from a cistern buried in Flat Creek via an insulated-heat traced pipeline to a water treatment facility about 100 m to the north, located within the Flat Creek Camp. The treatment plant consists of 5,000 L of storage, a water softener, UV treatment, and chlorination. Monthly samples are submitted for analyses for toxic metals, bacteria, and hydrocarbons.

Alexco has two sewer permits at Elsa: one for the Flat Creek Camp and one for the four houses. Waste water is treated in septic tanks and released via drain fields.

There is currently a permit to store sewage in holding tanks at the administration building. These tanks are periodically pumped and transported to the Mayo waste water treatment plant for disposal.

FRESH WATER SUPPLY SYSTEM

Fresh make-up water for the mill will be supplied to a 4 m diameter by 4 m high storage tank from the Galkeno 900 adit. The treated water from the Galkeno 900 adit will be pumped to the Flame and Moth mill site via an insulated and heat traced 2” pipeline. The Galkeno 900 adit is located approximately 1.5 km from the mill site.

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Fresh water will be used primarily for firewater for emergency use and general mill water supply.

By design, the fresh water tank will be full at all times and will provide at least 2 h of firewater in an emergency.

PROCESS WATER SUPPLY SYST EM

Process water will consist primarily of reclaim water from the water polishing pond, as well as fresh make-up water from the Galkeno 900 adit, concentrate thickener overflow, and water from the underground mine. The reclaimed water will be directed to a 7 m diameter by 7 m high process water storage tank, from where the water will be dispersed to the distribution lines in the process plant. Approximately 49 m3 /h of water will be necessary for the process operation including water from thickener overflow. Additional fresh make-up water supply and sources will come from Christal Lake and Christal Creek as necessary. The Galkeno 900 adit flows continuously year-round at a flow rate of approximately 5 L/s, which is considerably greater than the fresh make-up water requirements necessary to operate the mill.

18.1.2	M O D U L A R A S S A Y L A B O R A T O R Y

A metallurgical and assay laboratory will conduct daily mine, mill, and environmental quality control as well as optimize process performance. The assay laboratory will be constructed as a pre-packaged unit consisting of 2 retrofitted 40 ft shipping containers converted into laboratory modules, which will be located adjacent to the mill building.

The assay laboratory will be equipped with necessary analytical instruments to provide all routine assays for the mine, the plant, and environmental monitoring. The equipment included will allow preparation and analysis of approximately 80 samples per 12 h shift. Standard analysis will include acid digestion of samples followed by analysis on an AAS.

The metallurgical laboratory will undertake all basic test work to monitor metallurgical performance and to improve process flowsheet and efficiency. The laboratory will be equipped with a sample dryer, laboratory crushers, pulverisers, ball mill, laboratory flotation cell, particle size analysis devices, filtering devices, balances, and pH meters.

18.1.3	T E M P O R A R Y C O N S T R U C T I O N F A C I L I T I E S

A construction office complex supplied with temporary power, water supply, and sewage disposal will be used at the plant site to support construction for the project. The Bellekeno East portal is currently equipped with all the necessary facilities (shop, dry, warehouse containers, office, septic storage, communications, etc.) to support immediate pre mine development and underground operations.

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A contract aggregate/concrete batch plant has already been installed at site. A suitable amount of aggregate material to supply construction is available from nearby sources.

18.1.4	E L E C T R I C A L P O W E R

At the present time, the Keno Hill district obtains electrical power from a hydroelectric plant near Mayo. In the past, this facility had sufficient capacity to supply electricity to the mill and all of the various mines. However, after the closure of UKHM, Yukon Energy Corporation (YEC) built a transmission line from Mayo to Dawson City to allow the shutdown of diesel power generation in Dawson City. There remains ample capacity on the grid to power the combined mine and mill operations at a 250 t/d throughput.

The Yukon and Federal Governments announced in August 2009 the approval and financing for expansion of the hydroelectric plant in Mayo (Mayo B Project) as well as the extension of the powerline from Pelly Crossing to Stewart Crossing, thus completing the northern grid and tying in Mayo/Elsa with the entire southern Yukon electrical generating and distribution systems. The powerline extension is planned for completion in 2010 and thereby providing ample power for any future mine throughput increases at Bellekeno and throughout the rest of the district.

Alexco owns several substations in the district, including the Elsa Substation, the Onek Substation, and the Bellekeno 625 Portal Substation. It also owns the transmission line connecting the latter two. The powerline between the Onek substation and the Bellekeno 625 portal substation was completely replaced at the end of 2008, thus providing a reliable powerline infrastructure to the mine.

A new 69 kV/4.16 kV 3 MVA substation is required to deliver power to the mill building.

Power for the underground Bellekeno mine is now provided exclusively by the YEC electrical distribution system and no diesel powered generators are required.

A single line diagram of the electrical system is shown in Figure 18.1.

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Figure 18.1           Overall Site Electrical Single Line Diagram

NOTES:
1. TRANSFORMERS TO BE OUTDOOR OIL FILLED INSTALLED NEAR SUBSTATION #1.
2. GENERATOR TO BE INSTALLED OUTDOORS NEAR SUBSTATION #1.
SUBSTATION
FLAME AND MOTH
ONEK SUB
EXISTING BELLEKENO SUB
BELLEKENO POWERHOUSE
PORTAL DIST. CENTER

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POWER LOADS

It is anticipated that the average power draw will be approximately 1.3 MW for combined mine and mill operations based on 250 t/d production rate. The distribution breakdown is estimated to be:

mill – 475 kW (4,161 MWh/a) based on 408 t/d design

mine – 535 kW (4,687 MWh/a)

camp/administrative/water treatment sites – 250 kW (2,190 MWh/a)

total – 1,300 kW (11,391 MWh/a)

Current cost for grid power at the Elsa town site and for mine and mill operations is $0.1299/kWh.

BACK UP POWER

The Hamlet of Elsa has numerous diesel backup power generation options for the Flat Creek camp and main administration/support facilities located within the village of Elsa. The following backup is in place in Elsa:

one 400 kW, one 500 kW, and one 600 kW 1940 vintage Rustons generators, and one 500 kW Caterpillar genset one 350 kW, one 325 kW, and one 250 kW Caterpillar genset.

MINE ELECTRICAL POWER DISTRIBUTION

Currently the power for Bellekeno is transmitted on the grid at 6.9 kV from the Onek Substation. The Onek substation has design capacity of 999 kVA. The power then travels over aerial lines to the Bellekeno 625 portal and taken underground through a switch to a new underground 1.5 kVA transformer and distributed from the transformer at 600 V. The capacity of the Bellekeno Substation is limited by the capacity of the Onek Substation at 999 kVA.

The 600 V side of the Bellekeno Substation is routed over aerial lines to the generation shed. This allows the generators to power the 600 V side in the event of a power outage. From the generation shed power flows to the Bellekeno 625 portal for distribution. Total available power is approximately 600 kW on this circuit.

18.1.5	P R O P A N E D I S T R I B U T I O N

The process plant will be heated mainly with propane radiant heaters and make-up air units.

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Propane will be transported to site from Whitehorse in tanker trucks and stored in a propane tank located adjacent to the mill building. The 45,420 L tank has been sized to hold the 14-day supply of propane required during winter months.

The Bellekeno Mine ventilation air will also be heated by propane through the installation of a bulk propane storage tank, which will deliver propane to a refurbished make-up air unit that has been relocated from the Silver King Mine.

18.1.6	H O U S I N G

Alexco owns a modern 76-person trailer camp at Flat Creek (one 36-person unit, one 40-person unit), located approximately 1 km southwest of Elsa. This facility has individual rooms, male and female washroom facilities, a laundry room, and a TV/recreation room. The kitchen/dining/storage facility is equipped to feed approximately 120 persons. The dining facility will seat approximately 35 persons at one time. In 2007, four 5-bedroom houses located in Elsa were remodelled. These houses are used for professionals and more permanent staff. Each house is equipped with a full kitchen and laundry facility. A total of 24 persons can be comfortably accommodated in these houses, with a maximum occupancy of about 28. In total, there are currently 100 rooms available which is enough accommodation capacity for full scale mining operations with the estimated ~110 employees, as the majority of the workforce will be on a 2/2 schedule rotation. Additional temporary construction bunkhouses may be required during the construction phase and would be located adjacent to the current Flat Creek bunkhouses.

Alexco has entered into a contract with ESS/NND (a joint venture between Compass Canada and Na-cho Nyak Dun Development Corporation) to provide catering services to the people working on the project. They are responsible for ordering supplies, preparing and serving three meals per day, and housekeeping in the Flat Creek Camp.

18.1.7	M E D I C A L F A C I L I T I E S A N D F I R S T - A I D

A Nursing Station is located in Mayo, approximately 57 km from the Bellekeno Mine. This facility is staffed by two full-time nurses and an occasional physician/specialist. There is an ambulance at the nurse’s station that is staffed by volunteers. All serious accidents/illness are stabilized in Mayo, and then taken by air ambulance to Whitehorse for further treatment.

At the present time, Alexco employs two Level 3 first-aid attendants on rotating shifts to provide 24 h/d first-aid coverage. This level of first-aid response will continue under an operating scenario. Alexco owns an ambulance that is stationed at Elsa. This ambulance is staffed by the first-aid attendants and driven by Alexco trained employee responders. Patients are stabilized, and then transported to Mayo in Alexco’s ambulance if the situation warrants. For serious accidents/illnesses, the dispatch of the ambulances is coordinated so that there is a transfer from the Alexco

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ambulance to the Mayo ambulance about halfway between Mayo and Elsa. A first- aid room is located within the Elsa administration office complex and is equipped with all standard first-aid response gear. Additional first-aid equipment is located in a response trailer located at the Bellekeno 625 portal.

18.1.8	C O M M U N I C A T I O N S

Telephone communications at Elsa are via NorthWesTel “land” line. The system connects Elsa to a microwave station at the top of Galena Hill. Two lines are available on this system.

Voice over Internet Protocol (VoIP) is available in Elsa. This system is reasonably portable and can be moved to locations that have power and a good “view” of the southern sky. A VoIP system has been installed at the Bellekeno East portal and the mine office now has phone and internet connection.

A satellite telephone is available for emergency communications. This system is unreliable in northern latitudes and mountainous terrain.

FM radio communications are fair in the Keno Hill District. The FM facilities are being upgraded to include two repeaters, which will allow a more consistent radio link between Elsa, Bellekeno, and other parts of the district.

Each of the two camp bunkhouses is equipped with both phone and internet for use by employees and contractors residing in the camp.

18.1.9	A C C E S S R O A D S

Access to the Keno Hill Mining District is very good. A paved highway connects Whitehorse to Mayo. Approximately 5 km beyond Mayo, a publicly maintained, 2-lane, all weather gravel road connects to Elsa and Keno City (53 km). From Keno City, the Bellekeno Mine is reached via a private gravel road approximately 3.2 km long. The mine road has been upgraded with ditching and culvert installation. Some additional road surfacing will be required for use as a full scale ore truck access road. A new road has been constructed from the Bellekeno 625 portal to the BK East portal.

18.1.10	T R A N S P O R T A T I O N A N D S H I P P I N G

Given the relatively good road network, transportation of goods and personnel is straightforward; however, there are few transportation contractors operating between Whitehorse to Elsa.

All personnel working on the Keno Hill Project are on various rotation schedules. Schedules will be standardized as necessary to coordinate efficient rotations and transportation. Currently, personnel living in Whitehorse (and southern Yukon) and

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out-of-Territory are flown via charter aircraft between Whitehorse and Mayo every fifth day. These flights, (approximately 70 minutes one-way), are scheduled to meet in-coming/out-going commercial flights to/from Vancouver and Whitehorse. The rotating crews then drive company vehicles to/from Elsa (45 minutes one-way). During the winter and inclement weather, rotating crews drive between Elsa and Whitehorse (approximately 5 hours one way).

Currently, personnel transportation between Mayo and Elsa is being provided by contract to the Nä cho N’yak Dun Development Corporation (NNDDC). Initially, it is envisioned that NNDDC will utilize a 24-passenger bus to transport local workers between Mayo and Elsa. This service will expand to meeting charter aircraft and possibly beyond.

Although many freight lines operate through Whitehorse, only one provides scheduled freight service to Mayo. During the summer months, this is a daily service, but during the winter, service is limited to packages with heavy items delivered on a fortnightly schedule. Blindheim Trucking offers “on-request” freight service, and is used quite regularly to haul “less-than-truckload” and full loads between Elsa and Vancouver and elsewhere. Alexco’s expeditor brings freight from Whitehorse to Elsa twice a week and hauls core samples and other freight from Elsa to Whitehorse.

WAREHOUSE

Current warehouse facilities located at Elsa are adequate for future use. The warehouse building in Elsa is a two-story building with warehousing on both levels and a fully serviced maintenance shop on the northern end of the bottom floor. This building will be used as a centralized warehouse/surface equipment facility for the district operations and requires no further upgrades.

18.2	T A I L I N G S / W A S T E R O C K M A N A G E M E N T P L A N

18.2.1	T A I L I N G S H A N D L I N G

The Bellekeno Project will utilize dry stacked tailings technology for management and long-term storage of the mill tailings. A portion of the filtered tailings will be stored in a DSTF located immediately adjacent to the mill building and the balance will be transported back underground and used for backfill purposes.

The mill will produce both a high pyrite and low pyrite tailings product. All of the high pyrite tailings will be stored underground as backfill. This measure will be taken in order to utilize pyrite concentrate and final flotation tailings as support for the excavated underground voids and to reduce surface environmental impact.

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Current closure planning studies (SRK, 2009) have concluded that historic Elsa tailings should remain geochemically stable. Nonetheless, Alexco proposes to install a pyrite removal circuit in the mill to address any possible concerns with the long- term geochemical stability of the new dry-stacked tailings produced from the Bellekeno operation.

18.2.2	DSTF M A N A G E M E N T O V E R V I E W

Dry-stacked tailings deposition has become more popular in recent years due to development of tailings dewatering technology. Dry-stacking of tailings is a preferred method for tailings disposal in cold weather environments. Placement of dry-stacked tailings eliminates the need for tailings dams at this site.

To higher degrees than paste, dewatering tailings produce a filtered wet cake that is placed and compacted to engineered standards. These filtered tailings are normally transported by conveyor or truck, and then deposited, spread, and compacted in lifts to form an unsaturated tailings deposit. This type of tailings storage, while more expensive to construct than conventional tailings deposits, produces an engineered structure with superior geochemical and geotechnical stability. Chief advantages of progressive-construct and progressive-reclaim dry-stack technology include:

a smaller overall footprint of tailings deposit than conventional impoundments minimizes open area of tailings

minimizes environmental disturbance (less clearing before immediate use, therefore less erosion/runoff)

more stable structure, therefore enhancing certainty for long term closure measures reduces water makeup requirements from filtering

can be used in areas where water conservation is critical and any water losses can jeopardize plant performance dry-stacking is suited to areas of higher seismic activity as the construction of retention embankments is prevented for cold climates, dry stacking prevents pipe freezes and frosting problems common with conventional impoundments enhances closure measure performance.

DRY -STACKED TAILINGS DISPOSAL PROCEDURE

The DSTF will be constructed in a series of phases that coincide with the production schedule from the Bellekeno Mine. The foundation footprint of the DSTF consists of both frozen silt (upper portion) and unfrozen soils (lower portion). The foundation for each phase the DSTF will be prepared by excavating the soils to bedrock beneath

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the sloped portion of the fill (as shown in Figure 18.2) . The excavated soils will be either used immediately as a part of an evapotranspirative cover over an area of the DSTF where tailings placement is complete or it will be stockpiled nearby for use at closure.

Geotechnical investigations in the area under the DSTF indicate that bedrock is predominantly competent quartzite and greenstone, which will limit potential for the possibility of infiltration of tailings pore water to ground. A drainage layer (i.e. granular rock layer) will be placed below the tailings prior to placement of tailings. This drain rock will form the foundation for the lower portion of the DSTF. The upper portion of the DSTF will be founded on frozen silt. The potential rate of thaw and thaw consolidation of the frozen silt will be reviewed during the detailed design phase of the project.

The filtered tailings will be placed in 300 mm lifts and compacted with a 10-t vibratory compactor, similar to the process used at the existing Minto Mine. The lift thickness can be increased to a maximum of 600 mm if a 15-t vibratory compactor is used. Filtered tailings will be compacted to at least 95% of the maximum dry density using standards effort (as per American Society for Testing and Materials [ASTM] D698). The facility will be constructed as a side-hill fill with a crest elevation of approximately 930 m and a slope ranging from 3.5H:1V to 4H:1V. The DSTF will be constructed in phases to allow for progressive reclamation.

Construction of the DSTF will occur over the life of the project, as the tailings are generated by the mill. A series of surface water management berms and ditches will direct DSTF runoff water to a collection sump west of the proposed mill site. Diversion berms west of the proposed DSTF will direct runoff water around the facility and into natural drainage systems.

DSTF DESIGN LEVEL

The design of the DSTF involves the construction of drainage works, foundation preparation works, placement, and compaction of the filtered tailings and construction of an emergency wet tailings handling area.

The drainage works for the facility consist of a drainage blanket, graded west, a seepage and runoff collection ditch at the toe of the DSTF, an outer diversion berm, and a seepage and runoff collection pond. The drainage blanket is designed to be at least 0.6 m thick and only placed directly over bedrock in the eastern portion of the facility and buried a maximum of 0.1 m below the existing ground surface in the western portion. The drainage blanket will be constructed from non- acid metal leach (AML) waste rock produced during the development of the Bellekeno Mine, glaciofluvial gravel found on site or a geosyntehtic product. The drainage blanket may have a non-woven geotextile placed across its surface, if piping of the tailings through waste rock or gravel is a concern through review of the tailings and waste rock particle size distributions.

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The seepage and runoff collection ditch will be deep enough to intersect water running through the drainage blanket. It will also route tailings seepage water and runoff from the tailings footprint to the seepage and runoff collection sump. The outer diversion berm will direct water from outside of the facility around the facility into the nearby ephemeral stream. The seepage and runoff collection sump will have a volume of approximately 10,000 m3, which is the full volume of the 1:100 year design freshet event as determined by Clearwater Consultants.

A detailed geotechnical program and robust conceptual design for the DSTF and water management structures for the Flame and Moth mill site is currently being completed by EBA Engineering Consultants Ltd.

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Figure 18.2           DSTF and Settling Pond Layout

SITE TO MAYHO
BH01
TP14
BH07
BH09
BH05
BH02
TP15
TP11
PROPOSED CUT
BH08
TP01
TP16
BH11
TP12
BH03
TP31
TP24
PREVIOUSLY DISTRUBED AREA
TP21
TP30
TP18
TP13
TP23
TP17
TP22
TP20
TP29
TP19
TP28
TP25
TP26
TP27
MAXIMUM POND WATERLINE
EXCAVATION TOE
PROPOSED RUNOFF COLLECTION POND
TP10
PROPOSED BERM
BH15
TP03
TP06
TP11
TP05
BH14
TP09
ROCK OUTCROP
EXCAVATION CREST
TP04
TP08
TP07
DUNCAN CREEK ROAD
TO KENO CITY
ISSUED FOR REVIEW

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18.2.3	W A S T E R O C K M A N A G E M E N T

Rock that is not potentially acidic or metal leaching (non-AML) will be used for general construction including repairs and surface capping of the existing ‘powerline road’ that runs along the north slope of Sourdough Hill, above the left limit of Lightning Creek and possibly as fill and construction for the mill and ancillary facilities. Additional non-AML waste rock will be deposited along the northeast flank of Sourdough Hill, northwest of the current Bellekeno 625 waste rock storage areas.

The waste rock will be hauled from the Bellekeno adit directly to the Waste Rock Dump Area (WRDA). The WRDA will be constructed as a wrap-around dump so the lower benches will be constructed first. The lowest bench will follow the existing powerline road alignment and have a slope to the existing ground surface of 2.5H:1V. The waste rock will be dumped in 10 m benches and allowed to fall to the bench below it at the natural angle of repose of the rock. The stability of the pile was checked using Geostudio 2007 – SlopeW module. The WRDA will not need re- contouring at closure as the long-term stability of the pile should meet the guidelines. Waste rock piles in the area have been standing at the natural angle of repose without significant stability problems for over 30 years.

18.3	P R O J E C T E X E C U T I O N P L A N

18.3.1	P R O J E C T E X E C U T I O N

INTRODUCTION

The Project Execution Plan describes how Alexco will successfully construct and commission the Bellekeno silver/lead/zinc project. The Project Execution Plan specifies the approach, tasks, and schedule. As well it identifies and addresses any unique challenges facing the project.

The project will be designed and constructed to industry and regulatory standards, with emphasis on addressing all environmental and safety issues. Adherence to the Project Execution Plan will ensure timely and cost effective completion while ensuring quality is maintained.

PROJECT APPROACH

To achieve successful project execution, Alexco will assemble a Project/Construction Management Team. The Project/Construction Management Team will be comprised of both Alexco and third party personnel and companies (Contractors) with appropriate skills, knowledge, and experience, and will act with the support of multi- discipline consultants. The Project/Construction Management Team, with the support of the Contractor(s), will ensure that checks, balances, progress monitoring, regulatory guidance, and quality assurance are implemented.

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Alexco’s senior management team has considerable experience and demonstrated accomplishments in northern and arctic mine construction and operations including mines in Alaska, Yukon, and NWT. Project work will be carried out by a selected group of Contractors with specific expertise in the necessary project construction areas. Subject to Alexco approval, appropriate sub-contracting support may be required by the primary discipline contractors. A single Engineering and Procurement (EP) company will be used to provide technical support for mill detailed design, procurement, and construction support. The Project/Construction Management (CM) team organizational structure is presented in Figure 18.3. Alexco will employ a dedicated Project Manager (PM) to oversee all construction and engineering activities associated with the project. The PM will be an Alexco employee to ensure that the objectives and implementation of the project are fully aligned with those of Alexco.

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Figure 18.3           Construction Management Organization Chart

Alexco CEO
Alexco COO
Alexco CFO
Project Manager (Alexco)
Treasury Risk Manager (Alexco)
Contracts
Risk Management
Controller (Alexco)
Project Controls
Financial Reporting
Purchasing
AP/AR
Operations Manager (Alexco)
Project Manager (EPCM)
Environmental Manager (Alexco)
Permitting Manager (Alexco)
Site Services Manager (Alexco)
Warehousing
Freight
Logistics
Surface Equipment/Support
Camp/Catering
Purchasing
Underground Mine/Design Engineer (EPCM)
Mining Contractor
Safety Coordinator
Civil Earthworks Superintendent (Contract)
Mechanical Superintendent (EPCM)
Discipline Engineers (EPCM)
Controls/Scheduling
Mechanical/Piping
Civil/Structural
Electrical
Procurement Manager (EPCM)

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A third party Engineering, Procurement, and Construction Management (EPCM) contractor will provide EP support for the project. In conjunction with the Alexco PM, the EP contractor’s scope of work will include implementing the following systems and plans:

Project Management/Controls System

Engineering Records System

Procurement System

Logistics Plan:

–	will be developed to ensure that the objectives for delivering material and people to and from the site are met

–	management staff and contractors with proven records of logistics in the type of harsh climate for the project location will be engaged to ensure that this key project execution element is achieved.

Construction Managing and Contract Plan

Quality Assurance/Quality Control (QA/QC) System

Alexco, its consultants, and its contractor’s will (as is financially feasible) utilize other local resources, including human, natural, technical, and commercial. In particular, the project will be executed with full awareness of aboriginal issues and appropriate use of aboriginal resources.

Alexco has signed an Exploration Cooperation Agreement with the Mayo-based First Nation of Nä cho N’yak Dun, and is currently beginning to negotiate a full Impact and Benefits Agreement (IBA). The IBA will be in effect when production commences. The positive stance in support of the project taken by Nä cho N’yak Dun has contributed to the orderly and timely permitting process, which has been able to proceed in pace with the company’s development plans.

Although the Exploration Cooperation Agreement contains no numerical targets for employment, nor any financial percentage incentives for contract work, the Agreement does confirm Alexco’s obligation to hire, train as necessary, and engage NND members on its work force and that of its contractors to the greatest extent possible. The Agreement also sets out Alexco’s obligation to identify opportunities for business contracting, and business partnering.

Alexco views its good working relationship with the Nä cho N’yak Dun as one of its more important assets in its drive to revitalize the Keno Hill Silver District. Alexco is committed to honouring the letter, and the spirit and intent of the Exploration Cooperation Agreement during development, as well as the IBA during production.

Alexco is a founding contributor and current corporate partner in the Yukon Mine Training Association (YMTA), a partnership between the Yukon's mining industry and First Nations. Contractors will be required to familiarize themselves with this program, as the YMTA should be viewed as a potential source of funding to offset

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contractors costs for developing and delivering a comprehensive training program at Bellekeno to assist Alexco in meeting its First Nation participation objectives. Contractors will be expected to assist Alexco in pursuing and securing funding under the YMTA, and in delivering funded programs.

18.3.2	P R O J E C T M A N A G E M E N T / C O N T R O L S

An effective project management and controls system is a key component of the Bellekeno construction phase. The personnel assigned to this function will plan and control the schedule and costs of the project by use of an integrated project control system, which will encompass the functions of scheduling, cost control, estimating, change control, monitoring, and reporting for the engineering, procurement, construction, and pre-operational testing of the project.

A Project Controls person will be provided by the EP contractor. Project Controls will be responsible for the following:

preparing and maintaining a detailed project execution schedule (to be updated bi-weekly) to compare the progress of project activities against the schedule incorporating the Development Plan definitive capital cost estimate into the Project Control budget implementing the project cost control system using the Project Control budget, and updating of actual cost records and commitments for the supply of equipment, materials, and contracts estimating the cost to complete for the different elements of the project on a bi-weekly basis highlighting possible overruns or delays as early as possible recommending corrective action as required and ensuring Alexco understands and approves recommended corrections analyzing actual cost performance and identifying significant trends deviations from forecasts

developing and maintaining a monthly cash flow projection

preparing and issuing details regarding the overall project progress.

The Projects Control function is divided into three main areas:

Planning and Scheduling

Cost Control

Cost Engineering/Estimating.

The following describes the function of the three areas.

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PLANNING AND SCHEDULING

The project schedule will set out the project's planning and controlling schedules. At the commencement of the project, the following planning and control activities will be undertaken:

The project master schedule will be developed as the principal control document. This summary schedule contains sufficient detail to enable management to compare performance against plan. The master schedule will summarize project level schedules and define established goals and milestones, major elements and durations of work to be performed, and major precedence relationships.

The front end schedule is essentially a schedule produced early in the project to monitor and accumulate detailed activity status and progress on flow diagrams, plot plans, design drawings, major equipment procurement logistical preparations, preliminary construction activities, and other project activities that require attention during the initial stages of the project execution.

The detailed project schedule will be constantly updated as scope definition and work packages are finalized. This schedule will represent all detailed work activities and deliverables necessary to complete the project. The end product is a time-scaled, resource-loaded, precedence network diagram and a bar chart showing all major activities and logical restraints necessary to complete engineering, construction, pre-operational testing, and start-up of all project facilities. It will show critical path activities as well as total and free float available to all activity chains. Each construction contractor will present a schedule for its scope of work at time-of-contract award. The detailed schedule will be based on approved contractor schedules to monitor contractor progress.

The control level schedules represent the day-to-day tasks, which summarize activities and/or deliverables. The status of these tasks determines the status of related activities in the project level schedules.

ENGINEERING & PROCUREMENT COST MONITORING AND CONTROL

Budgeted, committed, and actual costs of hours for engineering and procurement activities will be monitored within the project cost control system together with other engineering costs and expenses. Monthly reports will be produced from the detailed schedule, man-hour monitoring and forecasting system, and the project cost control system showing the status of the engineering and procurement phase progress and costs.

The Cost Control function will provide cost monitoring, trending, and forecasting in order to measure performance in relation to project budget and schedule. This

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person will also be responsible for the analysis, audit, and verification of all sources of information that affect the forecast of total project cost.

The Project Control budget will be formed on the basis of the Development Plan capital cost estimate. The Cost Control person will maintain cost trending and forecasting accountability by keeping the originally approved Development Plan capital cost estimate and maintaining an audit track of specific decisions managed through scope changes, as the Control budget. Quotations, awards, and cost trends will be utilized as forecasting tools to provide Alexco with a current forecast of final installed costs. All negative trends will be evaluated and corrective actions taken.

The Cost Control system used to monitor costs allows quick response times and provides an effective system to control estimating and trend analysis for the different components of the project on a monthly basis. A number of prepared templates will be used to recognize actual work progress to establish significant trends and forecasts. Templates will be used for the progress of engineering design, procurement, and construction, and will allow earned weighted values to be compared with planned and actual expenditures. The analysis of the variance trends provides valuable indications of potential cost or schedule overruns or underruns. Cost Control will also carry out verification review of progress billings submitted by contractors for agreement on quantities and/or percentages of completion. Each consultant or contractor will submit a monthly cost report categorizing major cost elements including engineering, materials, construction, applicable services, and report such items as:

original contract price

approved changes

current contract price

billings this period and to date

changes submitted but not approved

forecasted final contract price.

Invoices for subcontractor services, materials and equipment purchases, and construction contracts will also be reviewed by the Cost Control person.

The cost control system will be updated and maintained throughout the project to provide current and timely reports on the cost status.

CO S T   E N G I N E E R I N G / ES T I M A T I N G

The Cost Engineering/Estimating person will develop and maintain capital cost estimates for the overall project, estimating in support of value engineering, scope change estimates, and fair bid estimates for construction contracts. The Cost Engineering/Estimating person will issue periodic project progress reports, provide

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planned, actual and forecast expenditures, and communicate action taken or planned to correct negative trends. The following standard progress reports will be produced:

estimate summary and detailed reports

cost summary indicating budget, forecast final cost, and variances capital cost and forecast graph showing overall budget and monthly forecast cost trend project cost summaries and cost details indicating:
– budget codes
– descriptions
– original budget amounts
– approved revised budgets
– committed amounts
– period and to date incurred costs
– forecast to complete final cost
– budget and period variances for the complete project.

commitment curves indicating planned and actual forecast commitment values engineering services management and project management reports showing:
– budgeted hours
– period and to date actual man-hours
– earned values
– forecast to complete
– forecast final and budget variance for each discipline.

construction labour hour reports showing:
– budget hours
– period and to date actual man-hours forecast to complete
– forecast final and budget variance for each contract.

scope change reports identifying the description, date raised approval status, and amount cash flow reports indicating anticipated cash outlays

detailed reports on an exception basis to evaluate project status.

TR E N D I N G / S C O P E   CH A N G E

Trends and scope changes may originate from any member of the project team and/or Alexco.

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Typically, initial sources are identified from:

design instructions

minutes of meetings

performance analysis

procurement changes due to vendor data, market prices, and supply/demand construction changes due to soil conditions, weather, labour, equipment, material, and field instructions environmental changes due to social, economic, and political forces.

The following procedure will be used to control change:

1.	The originator will collect and review all available support documents including correspondence, minutes of meetings, drawings, etc.

2.	The originator will present the issue to the EP project engineer and the Alexco Project Manager.

3.	A decision will be made whether or not the issue is to be pursued further.

4.

If the issue is determined to be a scope change or a trend, then the source and support documents will be forwarded to the Cost Controller who will assign a trend number and log it on the master trend listing.

Trend

An order of magnitude estimate is prepared by the cost engineer, and schedule impact is assessed. The trend is then reviewed by the Cost Controller, Project Manager, and others as required. The Project Manager initiates corrective action. If the corrective action is successful and does not affect cost and schedule, the trend log is updated accordingly. If the corrective action is not successful, a trend report is prepared and other affected task force members are notified. The cost impact is incorporated in the project cost forecast and schedules are updated accordingly.

Scope Change

The scope change is reviewed by the Project Cost Controller, Project Manager, and others as required. A change order number is allocated to the trend on the master trend listing and the change is added to the project change order log.

A detailed cost estimate is prepared and the impact on schedule is assessed. The cost and schedule impact are reviewed with the Alexco Project Manager and the change order is issued to Alexco for approval. If the change is not approved, the work continues in accordance with the original scope. If the change is approved, the appropriate task force members are asked to incorporate the change into the design.

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The project control budget is then revised, the change is incorporated into the project cost forecast, and the schedules are updated accordingly.

Trend meetings are held on a regular basis to review changes and strategy for corrective action. All trends will be expeditiously priced. Routine changes will be estimated within two to five days, depending on complexity and the availability of information.

PROJECT EXECUTION OVERVIEW

A well-managed plan will be initiated from the date that project execution begins. An effective project management system will be implemented to assist in effectively managing project costs and scheduling. The team will ensure that:

the critical path schedule of construction is met or improved upon engineering and procurement activities are completed to support construction requirements costs are monitored, controlled, and reported on a regular basis.

The project will be executed over a 7-month duration. Within 45 days from the project go-ahead, the following activities will be completed:

award of major contracts:

– mining

– civil

– mechanical

– electrical

project control structure including budget, schedule, procedures, and work plans

Project Procedures Manual (PPM)

final site layout

process equipment list with Request for Proposal (RFP) packages the assignment of package contract numbers

modularizing, pre-assembly, and purchasing strategies

finalized contracting strategy

Management Plans completed and/or updated

all project management systems in place

all geotechnical and site survey data completed.

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18.3.3	P R O J E C T S C H E D U L E

The project schedule shown in Figure 18.4 is based on the following key milestone dates as shown in Table 18.1.

Table 18.1           Key Project Milestones

Milestone	Date
Development Plan Completed	November 9, 2009
Positive Report from IPC	October 29, 2009
Commence Detailed Engineering	November 2, 2009
Award of Major Procurement Packages	December 1, 2009
Complete Construction	May 30, 2010
Complete Commissioning	June 10, 2010

A preliminary schedule for the project has been developed using Microsoft Project scheduling software, showing a timeline basis. A key component of the project will be the delivery of long-lead items.

The schedule was developed based on:

the number of manhours required to execute each activity as outlined in the capital cost estimate the logistics plan and schedule and continuous operations of highways discussions with suppliers, fabricators, and vendors to determine lead times for manufacturing and delivery of equipment and materials the availability of used and re-built equipment.

The basic parameters for the schedule are as follows:

one working shift is 11 h

one working week is 7 d

site is continuously operated 365 d/a

continuous shipping of equipment throughout the year

existing roads will be maintained by Alexco operators and equipment contractors will be provided accommodations at the Flat Creek Camp.

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Figure 18.4           Project Schedule

ID		Task Name	Duration	Start	Finish	Predecessors
1		Bellekeno Project	218.75 days	Mon 10/08/09	Thu 10/06/10	
2		MILESTONES	172.75 days	Tue 13/10/09	Thu 10/06/10	
3		PEA/ Development Plan Report Submission to Alexco	0 days	Tue 13/10/09	Tue 13/10/09	
4		Development Plan Completed	0 days	Thu 15/10/09	Thu 15/10/09	3FS+3 days
5		Plan Review by IPC	11 days	Fri 16/10/09	Fri 30/10/09	4
6		Positive Report from IPC	0 days	Fri 30/10/09	Fri 30/10/09	5
7		Start Detail Engineering	0 days	Mon 02/11/09	Mon 02/11/09	6FS+1 day
8		Complete Construction	0 days	Sun 30/05/10	Sun 30/05/10	44
9		Complete Commissioning	0 days	Thu 10/06/10	Thu 10/06/10	47
10		Engineering	86 days	Tue 03/11/09	Mon 01/02/10	
11		Process	15 days	Tue 03/11/09	Mon 23/11/09	7
12		Layout	20 days	Tue 17/11/09	Mon 14/12/09	11SS+10 days
13		Mechanical	20 days	Tue 01/12/09	Mon 28/12/09	12SS+10 days
14		Structural	20 days	Tue 15/12/09	Mon 11/01/10	13FF+10 days
15		Electrical	20 days	Tue 29/12/09	Mon 25/01/10	14SS+10 days
16		Piping	15 days	Tue 05/01/10	Mon 25/01/10	15SS+5 days
17		Instrumentation	15 days	Tue 12/01/10	Mon 01/02/10	15FF+5 days
18		Procurement	140 days	Mon 02/11/09	Fri 14/05/10	
19		Priority 1	130 days	Mon 02/11/09	Fri 30/04/10	
20		Prepare Packages for Priority 1	10 days	Mon 02/11/09	Fri 13/11/09	6
21		Pre-Engineered Building	65 days	Mon 16/11/09	Fri 12/02/10	20
22		Primary Mill	90 days	Mon 16/11/09	Fri 19/03/10	20
23		Pressure Filters	120 days	Mon 16/11/09	Fri 30/04/10	20
24		69 KV Substation Package	110 days	Mon 16/11/09	Fri 16/04/10	20
25		Priority 2	130 days	Mon 02/11/09	Fri 30/04/10	
26		Prepare Packages for Priority 2	20 days	Mon 02/11/09	Fri 27/11/09	6
27		Flotation Circuit	85 days	Mon 30/11/09	Fri 26/03/10	26
28		Thickeners	90 days	Mon 30/11/09	Fri 02/04/10	26
29		Crushing Plant Package	55 days	Mon 30/11/09	Fri 12/02/10	26
30		Conveyors	105 days	Mon 30/11/09	Fri 23/04/10	26
31		High Frequency Screen	110 days	Mon 30/11/09	Fri 30/04/10	26
32		Wet Reagents Package System	110 days	Mon 30/11/09	Fri 30/04/10	26
33		Priority 3	140 days	Mon 02/11/09	Fri 14/05/10	
34		Prepare Packages for Priority 3	25 days	Mon 02/11/09	Fri 04/12/09	6
35		High Pressure Compressors & Air Receivers	50 days	Mon 07/12/09	Fri 12/02/10	34
36		Hydrated Lime Make-up Package System	100 days	Mon 07/12/09	Fri 23/04/10	34
37		Polymer Preparation Preparation System	90 days	Mon 07/12/09	Fri 09/04/10	34
38		Modular Assay Lab	90 days	Mon 07/12/09	Fri 09/04/10	34
39		Propane Storage Facility	100 days	Mon 07/12/09	Fri 23/04/10	34
40		Balance of Plant Equipments	115 days	Mon 07/12/09	Fri 14/05/10	34
41		Construction	210 days	Mon 10/08/09	Sun 30/05/10	
42		Bldg Concrete Foundation Installation	50 days	Mon 10/08/09	Tue 15/09/09	
43		Pre-Engineered Building Installation	30 days	Fri 12/02/10	Sat 06/03/10	21
44		Process Plant Installation	122 days	Wed 03/03/10	Sun 30/05/10	43FS-5 days,4
45		Commissioning	8.75 days	Sun 30/05/10	Thu 10/06/10	
46		Precommissioning	5 days	Sun 30/05/10	Thu 03/06/10	44
47		Commissioning	10 days	Thu 03/06/10	Thu 10/06/10	46

2010
Jul '09
Aug '09
Sep '09
Oct '09
Nov '09
Dec '09
Jan '10
Feb '10
Mar '10
Apr '10
May '10
Jun '10
Jul '10
Aug '10
13/10
15/10
30/10
02/11
30/05
10/06

WARDROP ENGINEERING INC
Date:Thu 08/10/09

Task	Progress	Summary	External Tasks
Split	Milestone	Project Summary	External MileTask
Split

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Initial Mobiliza tion Critical Path

The following major contracts have been identified as key contracts necessary for the project:

awarding of EP contract

establishing contracts with the following:

–

Mining Contractor. RFP documents have already been sent out to various mining contractors for the underground development work. A final contract will have to be negotiated and signed prior to commencing underground activities

–

Yukon Energy Corp. – there currently is an existing 69 kV transmission line running within 1.65 km of the proposed mill building site. A Power Purchase Agreement with YEC is in current negotiations and is anticipated to be settled by the end of 2009. Selection of a contractor to install the 69 kV – 4,160 VAC step down transformer and overhead powerline is a short term priority

–

Camp Catering/Housekeeping – the modern 100-person camp and dining facility is currently being operated by a joint venture between Compass Canada and NNDDC. This contract is expected to increase during the construction phase. It is anticipated that this contract will be extended through the construction phase but will be retendered prior to commencement of operations.

–	Civil Contractor – heavy civil earthworks for construction of the Reclaim Tunnel, Keno City by-pass road and any necessary upgrading of existing roads will be required.

–

Electrical Contractor – An electrical contractor will be required for electrical and instrumentation work on the mill construction. It is anticipated that this contractor will be sourced from within the Yukon.

–

Concrete and Formwork – supply of concrete to site, foundation and formwork, and finishing. The mill foundations and slab on grade have already been completed in anticipation of meeting the overall project schedule. The concrete contract was awarded to a Whitehorse company (Territorial Contracting) who in turn sub-contracted the form and rebar portion of the project to a BC firm (A&T Contracting). The 660 m3 mill foundation was completed within budget and in less than 4 weeks. Additional formwork and concrete will be required as part of final construction.

–

Structural and Mechanical Contractor – a contractor familiar with mining construction work will be required to install and connect equipment in the mill building and ancillary areas. It is anticipated that a Yukon contractor can supply general support in this area but specialty work may be required from an outside Yukon contractor.

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Project Critical Path

The critical path for the project includes a positive review from IPC, preparation of packages for long lead equipment (identified below), subsequent award of contract packages, delivery to site and installation.

The program for construction of the mill building, process areas, and underground development are controlled by labour resources and effective supply of equipment and materials.

Due to the nature of the pre-production schedule, it has been determined that obtaining used or re-built equipment to the extent possible will provide the quickest deliveries.

The most critical lead time items include:

civil/structural detailed design for mill building

steel fabrication for pre-engineered building

ball mill

flotation circuits

high frequency vibrating screen

thickeners, stock tanks and pressure filters

69 kV – 4,160 kVA step down transformer and substation.

PR O J E C T   C O N S T R A I N T S

The first construction schedule issue will be to identify activities that clearly outline the project logic. This logic is constrained by a number of factors:

Alexco’s positive development decision

winter and weather conditions

sufficient laydown areas to receive materials

off-site camp availability and related amenities

availability of temporary power for construction

buildings closed in before winter equipment erection begins

availability of consumables such as explosives, cement, and rebar availability and mobilization of contractors.

The design philosophy for the mill and process systems is to construct the plant with a modular/mobile design approach. The majority of the equipment will be constructed on a skid mounted structure that will be completed offsite in southern

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machine and contractor shops (e.g. ball mill, motor control centre (MCC) trailer, flotation cells, assay laboratory trailer, reagent addition systems, and thickeners). By using a modular design approach, this equipment will be delivered to site essentially complete and can be quickly skidded into place inside the mill building and the piping and electrical connections completed. This approach eliminates a large degree of risk associated with winter construction in the field, reduces camp accommodation overhead, utilizes skilled labour, and allows multiple construction activities to occur offsite simultaneously while the building is being erected onsite.

The concrete mill foundation has already been constructed and poured and is ready for erection of the pre-engineered mill building. Once a positive construction decision is made, the first priority for mill construction will be to erect the mill building. The interior containment curbs inside the mill will not be poured until after all of the equipment has been skidded into place. This approach will allow equipment placement and connection to proceed in the winter months unimpeded from weather conditions.

Constr uction Packages

For this scope of work, it is anticipated that the construction packages will be split into the packages as listed in Table 18.2.

Table 18.2           Construction Packages

Contract Name	Scope
Construction
Civil Contract	Drainage Diversion Berms and/or Ditches
Runoff Collection Pond
Keno City By-Pass Road
Upgrade of existing access road to mill site (culverts, ditching)
Installation of Fine Ore Stockpile Reclaim Tunnel
Concrete Contractor	Mill Building Foundations and Slab-On-Grade has been completed Elevated Slab in Filtration Area Tailings Stockpile Apron
Pre-Engineered Building Contractor	Mill Building design, supply and erection
Mechanical/Structural Contractor	Equipment Installation Internal steel stairs and platforms Piping and instrumentation installation Mechanical set-ups
Electrical Contractor	Electrical installation Instrumentation set-up
General Contractor	Miscellaneous carpentry Placement of modular buildings Architectural Finishes

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Contract Name	Scope
Mining Contractor	Underground Development Ancillary Infrastructure (ventilation, electrical) Maintenance of mining equipment
Services
Site Services Contractor(Alexco scope of work)	Site road maintenance Repairs to trucks and equipment Site sewage treatment and water supply Warehousing and supplies Janitorial and First-aid
Trucking Contractor	Logistics and shipping of construction equipment to site (in place)
Fuels and Lubricants	Supply of Fuel and Lubricants for the construction period (in place)

Construction Infrastructure

The foregoing scopes of work will allow the infrastructure required for subsequent construction to be in place. The accommodations for construction personnel will be off-site at the Flat Creek 100-person camp provided by Alexco. Transportation of workers to site will be provided by Alexco or by the contractors directly to the jobsite.

Communications at site are already established and consist of satellite internet for data and internet, satellite telephones, radio, and land line telephones. Two phones lines are currently available at the existing Elsa site. A temporary satellite dish can be setup at the mill site for the construction contractors to set up internet access and VoIP telephone access. Total North Communications, out of Whitehorse, has supplied equipment and installation previously at site and is familiar with exact requirements for communications.

A concrete batch plant supplied by Territorial Contracting is already set up at the mill location and the concrete mill foundation is already complete. The batch plant will remain at site and available for any miscellaneous concrete requirement during construction.

Construction offices with lunch rooms may be set up at the site by the contractors in modular trailers at the mill site. The Bellekeno East portal is already fully equipped with infrastructure to immediately begin mine development. This includes miners dry, office with telephone and internet connection, maintenance shop, explosives storage, sewage facilities, and storage containers for warehousing.

Office and change room trailers will utilize fresh water holding tanks for toilet and wash facilities. Water trucks will check and fill the holding tanks. Potable drinking water will be delivered in refillable bottles from the accommodations camp at Flat Creek where potable water is available.

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Sewage water will be drained to holding tanks where the vacuum truck can pump out and transfer to the sewage treatment facility at the accommodations camp or into Mayo where there is a transfer station.

Garbage and other refuse will be collected from the site buildings via the Alexco site services personnel and transferred to the accommodations camp where non-recyclables will be incinerated.

Alexco will provide all site wide support services during construction and operations including:

site services

camp catering and housekeeping

fuel and lube supply

logistics shipping and receiving

access road maintenance

personnel transport.

18.3.4	E N G I N E E R I N G

Once Alexco has authorized the project to proceed, the Contractor will establish the engineering organization and identify the necessary resources required to meet project demands.

Drawing preparation will be done utilizing a recent version of AutoCAD software. Standard details and installation details will also be developed in this format. In addition to detailed design drawings, detailed engineering will provide:

work scope definitions

installation specifications

modularization detail where appropriate

shipping requirements for larger or more delicate items

heavy lift instructions.

These will be coordinated with the work packages, construction schedule, and logistics schedule. The Construction Manager will undertake constructability reviews throughout the development of detailed designs.

The list of project activities with a budgeted time for each activity and a corresponding list of deliverables (drawings, specifications, data sheets, requisitions, material takeoffs [MTOs], BOMs) will be placed into the Engineering Management System for project control purposes.

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Prior to the drawings and specifications reaching the "Issued for Construction" status, an inter-discipline check will be conducted to update team members and identify potential conflicts between disciplines. Given the fast track approach with the project, contractors may not have a complete set of "Issued for Construction" drawings at the time of contract award.

Concurrent with the later stages of detailed engineering program, the major process and support equipment POs will be awarded and entered into the system. Each order must adhere to its own production/inspection/certified vendor data turnover/delivery schedule. The EP Contractor will track each individual PO until they are formally received at site, in keeping with the logistics plan, construction schedule, and project procedures.

The Engineering schedule is developed on the basis of equipment packages and discipline deliverables.

Preparation of packages being on critical path is targeted on priority as per the lead time and construction sequence.

Basic engineering designs have been completed for the mill building and infrastructure. To minimize the manufacturing lead time, the majority of the equipment will be sourced as refurbished equipment to meet the process requirements. The mill building layout and final equipment location will be frozen immediately to enable the detailed engineering activities by all discipline simultaneously.

Major deliverables for each discipline are outlined in

Table 18.3           Major Deliverables for Each Discipline

Discipline	Deliverables
Process	Update Process Design Criteria
Update Water and Mass Balance calculation
Update existing Process Flow Diagrams
Write-up on Process Control Philosophy
Mechanical	Update Mechanical design criteria
Long lead item lists, update equipment list
Technical specification, and datasheets for mechanical equipment/packages
Identify pre-utilized equipment, review the technical specifications, and design upgrade/recondition recommendations
Preparation of technical packages for procurement
Equipment selection and sizing, fabrication items general arrangement drawings with nozzle orientations, plate work, etc.
Review and approval for vendors’ selection and technical data sheet, drawings for construction

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Discipline	Deliverables
Piping	Update piping design criteria
Update valve list and piping list
Update existing P&IDs
Prepare pipe routing drawing for pipe diameter above 75 mm
Electrical	Update electrical Design Criteria
Update existing Single Line Diagram
Overall power distribution criteria
Design coordination for main 3 MVA sub-station
Electrical room layout, cable and cable tray routing diagram
Design and review of plant Motor Control Centre
Liaison with YEC
Instrumentation	Updating Instrumentation design criteria
Instrument lists and datasheet for Instruments
Instrument input/output list and loop diagram
Write-up on Process Control Philosophy
Structural Steel	Update Structural Design criteria
Design and analysis of equipment support structures
Design and analysis of equipment access platform, staircase
Review and approval of vendors’ supplied packages structural design components/packages
Structural Concrete	Updating reinforced cement concrete (RCC) structural design criteria
Design and review of RCC foundation design for equipment supports, containers, etc.
Coordination and design review for packages provided by vendors’ and other consultants
Building Services	Update design criteria for building services
Technical specification for HVAC system
Technical specification and general arrangement drawing for other buildings i.e office building, warehouse, reagents building, assay laboratory, etc.
Project Management including Project Services	Project execution plan, weekly, bi-weekly progress report
Vendor packages
Baseline project schedule and weekly update of schedule
Capital cost estimate and weekly cost update, Earned Value Analysis
Quality control and quality management plan
Documents control records

18.3.5	P R O C U R E M E N T P L A N

PROCUREMENT

The EP Contractor will provide all procurement and expediting of drawings and data submissions associated with the procurement of engineered and tagged equipment.

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The Contractor will carry out these functions acting as the Owner’s Representative to the Owner, identifying the Owner as the end user and beneficiary of all supplier warranties and guarantees.

The Contractor’s responsibilities will include:

review current vendor RFP proposals with regard to completeness, price, and conformance with all commercial aspects assist in the preparation of recommendations to purchase for approval by Owner conduct bid conditioning and final negotiations with the recommended bidder; this may require renegotiation of pricing and delivery for some equipment, including warranty extensions (if required), procedures for warranty validations, and Purchasing Terms and Conditions prepare PO and Change Order Requisitions and submit via Purchase Authorization to Owner prepare and issue weekly Requisition Report

expedite the supplier’s drawing and technical data submissions prepare and issue weekly Drawing and Technical Data Status Reports.

The Owner’s responsibilities will include:

sign and issue POs and Purchase Change Orders

arrange for inspection of specified equipment and materials during manufacture to ensure conformance with specifications (if/as required)

plan, organize, coordinate, and monitor all aspects of transportation, freight forwarding, and logistics to the project site liaise and work harmoniously with the Construction Manager and provide concise information on suppliers’ delivery schedules and pending shipment arrivals assist with or process damage and other claims against suppliers and/or delivering carriers resulting from Deficiency Reports issued by the Construction Manager or his designate approve suppliers invoices for payment matching Material Receiving Reports, for goods received in good order at the specified destination, and POs verifying price, quantities, and receipt of all required drawings and other documentation.

As part of the capital cost estimate preparation for the mill and process scope, RFP’s have already been sent to vendors for major process equipment and those form the basis of the capital cost estimate. Final selection of vendors for the major

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process equipment can be fast tracked quickly after a development decision has been made since the preferred suppliers and vendors have already been identified.

The procurement register identifies eight major packages. The major equipment is included in the schedule with deliveries linked to construction. Once a positive development decision is made, the schedule will be expanded to include all equipment with corresponding delivery dates.

CONTRACTS

An Alexco standard Form of Contract will be used with all contractors and suppliers. Alexco’s Risk Manager will coordinate with the EP Contractor on establishing final contracts with contractors and suppliers. In support of the standard Form of Contract, specific terms of reference, scope of work, and deliverables will be prepared. These contract sections, along with source data, will be assembled to comprise a tender package.

It is anticipated that the contract documents will be based on either:

lump sum – fixed amounts for specified works

re-measureable – unit prices with re-measureable quantities

time and material cost as determined between the EP Contractor and Alexco.

Tender documents will be sent to pre-qualified bidders. Review of tendered proposals leading to award of the construction contract will be based on both technical and financial evaluation of submitted bid packages. Bids that are not technically accepted will not be evaluated financially. The lowest price may not be accepted.

An RFP has already been sent to qualified underground mining contractors. Bid evaluation of the responses to the RFP are complete and the pending successful underground mining contractor’s bid has been used as the basis for optimizing the pre-development, capital, and operating costs in this report.

18.3.6	L O G I S T I C S P L A N

INTRODUCTION

The remote location of the project site (together with environmental and safety concerns plus the high cost to transport material, equipment, fuel, and personnel to the job site) dictates that strict transportation controls be planned, established, and maintained. The objective of the Logistics Plan is to ensure that equipment, materials, and personnel are transported to the project site in a safe, efficient, cost

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effective, and timely manner to meet construction schedules. The project is located on an all-weather year-round highway that permits trucking 365 d/a.

LOGISTICS PLAN BASIS

The project will have process and mobile equipment, structural steel and other architectural materials, pipe, valves, fittings, cement, ammonium nitrate, and other equipment, materials, and consumables for the development of the project.

It is anticipated that nearly all of the goods will originate in North America, with some minor specialized process equipment such as filter presses possibly originating from Asia.

Goods originating in North America will be transported to the project site by road transport via Whitehorse, Yukon. The goods will be consolidated for shipment, loaded on trailers, and hauled to site. Options for any transport via North America’s rail system will also be investigated and employed if feasible and cost effective.

To the extent possible, shipping in ocean containers via Alaska Marine Lines barge (Seattle – Skagway) will be used to reduce overall freight costs. Containers would then be trucked from Skagway to Keno Hill. Alexco has well established contacts and experience with most freight haulers in Western Canada and particularly with Alaska Marine Lines.

LOGISTICS ADMINISTRATION

Alexco’s Site Services Manager will coordinate with the EP Contractor Procurement and Materials Manager (P&MM) to ensure the timely and cost effective transportation of tagged, bulk, and blanket ordered equipment and materials. For smaller items that can be obtained with Alexco’s current supplier base, the company’s Purchasing Officer will directly source and deliver materials to the project using Alexco’s current purchasing and freight protocols.

I N T E G R A T E D   DA T A B A S E

To execute procurement and materials control across the various parties and work breakdown areas, certain policies, procedures, forms, and coding structures will be standardized (e.g. vendor communication policy, material requisition forms, MTOs, material status reports, document numbering systems, material reference codes, etc.).

EX P E D I T I N G

Expediting ensures a continuous and timely flow of equipment and materials to both the marshalling yards and site at the scheduled time and in the proper sequence to facilitate construction activity. In coordination with the purchasing and contracting

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functions, expediting staff will maintain regular contact with vendors to ensure timely shipment of all equipment and materials.

TEMPORARY CONSTRUCTION FACILITIES

CO N S T R U C T I O N   PO W E R

The permanent power system to the mill will be supplied from a new line connected to the existing YEC 69 kV powerline. Electrical power to the underground mine is already in place and was upgraded in 2008-2009 and is ready for commencement of underground development and operations. The existing 69 kV line along the Silver Trail Highway will be tapped into with a spur line to the mill site and then stepped down to 4,160 V. The initial construction set up of site infrastructure will rely on portable generators until the site distribution for temporary construction power is completed.

CO N S T R U C T I O N   F U E L   ST O R A G E

Fuel S torage

Fuel will be required for portable generators, portable light towers, portable heaters, mobile equipment used for construction, and mobile equipment used for mining and building heating.

Tractor tanker trucks will be required to transport fuel from the south and can offload at the various storage locations. On site, a smaller bulk carrier can be utilized to fill the stationary equipment. Fuel storage is already in place at the Bellekeno East portal and will be used for mine development and operations.

A skid-mounted bullet style propane tank will also be utilized on site for storage and distribution of propane.

CO N S T R U C T I O N   A C C O M M O D A T I O N S

Construction personnel will be housed off-site of the mine at the 100-person camp at Flat Creek. This is located approximately 1 km southwest of Elsa. The facility has individual rooms, male and female washroom facilities, a laundry room, and a TV/recreation room. The kitchen/dining/storage facility is equipped to feed approximately 120 persons. The dining facility can seat approximately 35 persons at one time. The Flat Creek facility is sufficient for the existing exploration program and will be expanded for the construction, mine development, and future Bellekeno operations.

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Mayo, Yukon

The village of Mayo is situated on the Silver Trail Highway, approximately 30 km before reaching Elsa village where the current Alexco operations are located. The village has about three or four motels, lodges, and bed and breakfasts. There are also restaurants, a grocery store, banking, service station, RCMP, and other amenities expected in a village of approximately 250 residents. There is an airstrip at Mayo that can currently accommodate aircraft from Whitehorse. The airstrip has a 4,850 ft gravel runway with lights, which operates 24 h/d and 365 d/a. DC3 and Hercules aircraft can be accommodated.

Mayo is approximately a 45 minute vehicle ride to the Elsa site.

Keno City, Yukon

The village of Keno City is situated on the Silver Trail Highway, approximately 5 km after leaving Elsa village where the current Alexco operations are located. There are nearly no amenities available in this village of approximately 20 residents.

WA R E H O U S I N G

A fully equipped and functional maintenance garage and warehouse exists in Elsa and will be utilized as a centralized warehouse facility for construction and operations.

Steel shipping containers will be used at both the mill site and the underground mine for temporary warehousing and storage for specific items during construction.

LA Y D O W N   A R E A S

At the commencement of construction, the laydown area will be on levelled ground close to the main mill site, and erected away from any permanent building, powerlines, or pipelines. This laydown area is already in place as part of the concrete mill pad construction. A separate laydown area has already been established at the Bellekeno East portal and is sufficient in size and capacity for the remaining mine pre-development and operations.

All new explosives (including ammonium nitrate receiving) will be stored in special allocated areas designed according to the relevant government regulations. Proper explosives storage is already in place at the Bellekeno East portal location.

Alexco’s Site Services Manager will be responsible for the logistics and warehousing during the construction and operations period.

All laydown areas will be clearly marked with sign posts and will be laid out in a grid system to eliminate confusion due to snow cover.

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WA T E R   SU P P L Y   A N D   T R E A T M E N T   P L A N T

The construction project will require fresh water for the following:

potable drinking water

concrete batching

fire water

washroom and cleaning purposes.

During the construction period, the water will be delivered by a water delivery truck. The fresh water will come from the existing water supply located at Flat Creek. The potable water will come from the accommodations camp at the Flat Creek site where it has been filtered through multi-media, softened, string filtered, UV treated, chlorinated, and stored in two 1,500 gallon tanks located in an indoor facility. This plant will produce approximately 10 gal/min. The raw water comes from the Flat Creek stream. Treated water is tested once a week in Whitehorse.

The potable water will then be delivered in refillable bottles and delivered to the site lunch rooms and designated areas.

There are currently truck wash capabilities at the Elsa truck shop area.

S E W A G E   T R E A T M E N T

There is currently a leach type sewage treatment facility located at the accommodations camp at Flat Creek. This facility is large enough to handle the existing camp and sewage from the mill site during construction and pre-operations phases of development, all buildings will have holding tanks. A vacuum truck will pump out the holding tanks on a regular basis and truck it Mayo for disposal.

G E N E R A L   SE R V I C E S

Alexco will provide site services duties including:

site road maintenance

repairs to company owned trucks and equipment

site sewage treatment and plant operations

water supply and delivery

water treatment plant operation and maintenance

warehousing and supplies receiving and delivery

janitorial services to buildings

maintenance to buildings and equipment after construction

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generator maintenance

first-aid services for all workers

fire protection services

mine rescue coordination.

These services will be required from the beginning of the project. A separate office and lunch trailer for the personnel will be required and set up at the same time.

18.3.7	W O R K F O R C E P L A N

CONSTRUCTION WORKFORCE

I N T R O D U C T I O N

The project is located in northern Yukon. Local and regional construction labour availability is regarded as good to excellent, especially within certain trades.

S U P P L Y A N D D E M A N D

Locally, the nearest community of Mayo (population: 250) has minimal trades contractors and tradesmen. However, the nearest source of construction labour is Whitehorse where there is an airport with regular flights from other parts of western Canada including direct connections to Vancouver. Local civil earthworks contractors are available in Mayo that can accommodate the project requirements of road upgrades.

Charter aircraft is being used to transport the personnel currently working on site. Workers living in Whitehorse, southern Yukon, and out of Territory have been flying between Whitehorse and Mayo every fifth day. These flights are approximately 70 minutes one-way and are scheduled to meet incoming and outgoing commercial flights to Whitehorse.

During the winter and inclement weather, rotating crews drive between Elsa and Whitehorse, which usually takes approximately five hours.

Regionally, Whitehorse has a population in excess of 25,000 and has a long history of providing skilled labour and services to both the forestry and mining industries.

It is foreseen that the majority of both skilled and non-skilled resources will come from the local and regional areas. Additional personnel, including some specialized personnel, will come from BC.

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I M P A C T   T O   T H E   P R O J E C T

Although the demand for skilled and unskilled workers will outstrip supply locally, many workers will be attracted to this project for the following reasons:

Extended work hours are provided.

The project offers attractive labour rates.

The project offers attractive working rotations.

The construction contractors would have comfortable accommodations for their work force.

LABOUR RELATIONS

A sound labour relations plan will be in place to ensure that quality work, at good productivity rates with a content workforce, is achieved while maximizing local labour and business content and at the same time providing useful training to the local population.

LA B O U R   S T R A T E G I E S

Communicatio ns and Su pport

To minimize labour disputes, the items below will be addressed by the parties in the labour strategies for the project:

employee orientation and site indoctrination program

procedures for controlling and resolving labour disputes or disruptions subcontractor compliance with labour relations plans

program for effective employee communication on-site

check-in procedures

policy on search of person, possessions, and camp room, if determined necessary remote work site; cold weather clothing and safety wear requirements type of site labour conditions: open-site construction involving building unions, alternate unions, and open-shop/non-union workers camp facilities, occupancy rules, and accommodation set-up (one person per room)

prohibition on alcohol and non-prescription drugs (dry camp)

ban on weapons and ammunition

work schedule, extended hours of work, and overtime to be paid

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travel and transportation schedules

safety, loss control, and fire prevention programs and procedures training or testing requirements (i.e. WHMIS, welding, safety)

environmental and wildlife regulations on site

disciplinary, termination of employment policies, and project work rule violations.

MANPOWER TRAINING

TR A I N I N G   PR O G R A M S – P R E - C O N S T R U C T I O N

To assist construction contractors in securing qualified and trained local workers on the project, it is recommended to enter into early discussions with the local communities to encourage and support them in their work with training programs for the local work force. It should be noted that the stakeholders (e.g. Yukon Mine Training Association, Government, Local and First Nation communities) are supportive with resources in order to assist in developing the labour market to support the construction and mining development.

At this time, it is recommended to:

inform people of the opportunities for employment during construction and operation encourage potential workers in preparing for a job search
inform workers of employee expectations

inform authorities on number of required workers, skills, etc.

consult with First Nation’s in a way that is culturally appropriate while following traditional protocols.

TR A I N I N G   PR O G R A M S   D U R I N G   C O N S T R U C T I O N

During the construction phase, the possibility for on-the-job training will be evaluated as the project develops. This will also include the possibility of having more formal training like apprenticeship programs on site. Apprenticeship programs are best planned together with the territorial educational institutions.

O R I E N T A T I O N   T R A I N I N G

During the construction phase, orientation programs will be required for all first time employees. The orientation program will be completed by Alexco’s Safety Officer.

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O P E R A T I O N S B U I L D - U P

The turnover will be coordinated with Alexco to ensure proper staffing levels are available from the operations workforce to assume responsibility for the facilities.

18.3.8	H E A L T H , S A F E T Y , A N D E N V I R O N M E N T A L M A N A G E M E N T

To ensure safety of the workforce and environmental protection, there will be several management plans implemented prior to construction and during operations. Several of these plans are already in place as part of the Bellekeno advanced underground development and exploration program. Continuous monitoring and improvement of these plans is essential, along with a strong commitment from Alexco, the team, and construction contractor's senior management. These plans include:

Emergency Response Plan

Hazardous Materials Management Plan

Waste Management Plan

Explosives Management Plan

Blasting Management Plan

Construction Site Plan

Health and Safety Plan

Project Field Operations Manual.

ENVIRONMENTAL MANAGEMENT PLAN

WA S T E   MA N A G E M E N T   P L A N

The primary objective of the plan is to achieve proactive waste management practices by incorporating an effective waste minimization program based on the “four Rs” principle: reduce, reuse, recycle, and recover. The Waste Management Plan will discuss the general waste management objectives and strategies, sources of waste, and the facilities to be provided on-site to carry out the waste management process. The procedures for collection, temporary storage, off-site shipping, and on-site disposal of waste through incineration or land filling will also be discussed. The plan will ensure compliance with the current Special Waste Permits associated with the project.

E X P L O S I V E S   M A N A G E M E N T   PL A N

Large numbers of explosives and blasting agents must be stored on site for supply to the pre-mining and year round mining operations during the operations phase.

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An Explosives Management Plan has been prepared to address the safety and security of on-site explosives storage, possession, transportation, handling, and destruction. The transportation of explosives to the site is under the jurisdiction of the Yukon Transportation of Dangerous Goods Act. The possession, storage, handling, and destruction of explosives are governed by the Explosives Act of Yukon. The main objectives of the Explosives Management Plan are to ensure compliance with the legislation and to outline how the ecological objectives will be achieved.

BL A S T I N G   M A N A G E M E N T   PL A N

During the pre-development and operations phase, blasting will be required for the pre-mining operations, based on a blasting management plan developed to provide a framework for safety and environmental management of the blasting operations.

The main purpose of the Blasting Management Plan is to demonstrate how the safety and ecological objectives will be achieved during the blasting activities.

The main environmental issues during preparation, execution, and post blasting activities are:

spillage of the bulk explosives, which predominantly consists of ammonium nitrate, an active oxidizing agent and nutrient creation of fugitive dust in the proximity of the blast

noise and vibration impacts at the moment of blast.

The Blasting Management Plan addresses the following safety, environmental, and regulatory issues:

certification required by personnel responsible for the blasting operations process for design, review, and approval of the blast proposals responsibilities of personnel authorized to direct the blasting operations on site control of traffic and personnel in the blast area

training and safety sessions to identify and resolve any issues of concern pre and post-blast inspection of the blast site.

CO N S T R U C T I O N   S I T E   PL A N

The Construction Site Plan has been presented and approved by Yukon Energy Mines and Resources and describes the environmental plans to be implemented during the various construction activities required for development of the mine and ancillary structures. Its prime objective is to make sure that the project's ecological objectives are met during the construction phase. It is important that comprehensive EMPs, guidelines, and procedures are implemented during this phase.

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The plans provide a framework on which the implementation of the necessary control measures will be based. An overview of the environmental sensitivities that will be affected by construction activities at the site will be provided and the potential issues associated with each of the major construction activities will be discussed. Methods of avoiding or mitigating the potential impacts will be provided, and monitoring and control programs proposed. Finally, corrective or remedial actions that may become necessary in the event of system failure will be outlined in the plan.

The major construction areas or activities discussed in the plan are as follows:

clearing and stripping

earthwork construction

concrete works

access road to mill site

mill/infrastructure erection and mechanical installation

DSTF.

During the detailed engineering phase, procedures will be developed to complement the plan.

HEALTH AND SAFETY MANAGEMENT PLAN

Sound accident prevention techniques and a zero-tolerance approach result in a safe and more productive workplace. Alexco currently has in place a Health and Safety Plan designed for the level of activity currently on site. The Health and Safety Plan will be updated to reflect the higher level of construction and operations activity and will realize these objectives by providing awareness and participation of all on-site parties.

The Health and Safety Plan establishes accident prevention policies such as:

minimizing unsafe conditions; accidents are usually caused by unsafe physical condition of equipment or mechanical exposure to the working environment minimizing of unsafe acts by providing proper supervision to ensure that workers are using the proper techniques and methods correcting unsafe acts or conditions before an injury occurs.

A typical Health and Safety Plan table of contents will include:

a brief description of the project, location, etc.

description of the Health and Safety organization, which will develop with the project and the number of contractors and labour force; Health and Safety

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coordination meetings will be held once every two weeks, and contractors’ representatives and representatives elected from the work force will be required to participate evaluation of potential dangerous activities:

–	a timely identification and evaluation of potentially dangerous working areas and activities; this section will also cover hazardous materials site plan:

–	a site layout will be developed that will clearly show the location of first- aid kits, telephones, escape routes, meeting points, etc.

construction schedule:

–	potentially dangerous activities are clearly highlighted and the schedule is made widely available general safety rules:

–

a list of Site Wide Safety Rules (e.g. the use of hardhats, light safety goggles, safety boots, no alcohol or drugs, etc. as a minimum) according the relevant Rules and Regulations and a listing of who is responsible for Health and Safety in specific areas

Emergency Response Plan:

–

the Emergency Response Plan gives the course of action if accidents should happen; the plan lists different courses to different incidents (e.g. near misses accidents at work, fire, electrical incidents, blasting incidents, land slide, etc.) and gives a line of action to follow, who to contact, etc.

action and follow up:

–	regular inspections and documentation of the status and level of working environment in the working areas; findings to be discussed at the Health and Safety Meetings sanctions:

–	a listing of sanctions to be imposed if contractors and employees fail to follow the Health and Safety policies on site

18.3.9	Q U A L I T Y A S S U R A N C E /Q U A L I T Y C O N T R O L P L A N

QA/QC will require Alexco and the EPCM Contractor to set broad guidelines in terms of plant operability, safety of operation, and adherence to all regulatory requirements including environmental, safety, health, and welfare of employees during all project phases. A strong company policy will apply to all project participants from suppliers to design engineers, contractors, and individual company employees. Each contract, PO, agreement, public statement, public or site meeting, and official project announcement will reiterate this policy.

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The Project Quality Plan will provide a list of EPC activities that will be audited to ensure that the objectives of the QA/QC program are achieved. The objectives are:

products and services conform to specified requirements

contractual and regulatory requirements are met

all facilities designed and equipment procured is safe, reliable, operable and maintainable errors and deficiencies are minimized, thereby creating efficiencies and cost effectiveness continuous improvement by supporting those activities which add value and eliminating those activities which do not audits will be performed on each project discipline to provide information to project management on the degree of adherence and conformance to project objectives.

Preventive actions rectify potentially non-conforming situations by addressing the root cause. Corrective actions are primarily those that rectify a non-conformance. Both actions will be initiated whenever a non-conformance is detected and their effectiveness evaluated in eliminating the root cause.

Equipment and material suppliers' drawings and specifications will be certified by the engineering team; inspections on the shop floor will be conducted in accordance with a prescribed schedule of inspection written into each PO. Construction contracts will be written to equally exacting standards incorporating discipline specifications current with industry and regulatory practice.

The assessment of the contractors’ QA/QC manual will be weighted significantly in the overall contractor selection process. The selected contractor will provide the first level of QC; in most cases the contractor will provide QA by continuously monitoring the contractors’ work-specific inspection and test plans. Construction QA will begin with the verification of the general site layout, specifically the control monuments that require sign-off before any work begins. Subsequent layouts will be checked in a timely manner. Plant layout will be verified by third party professional surveyors.

QA/QC will include the following inspection measures to meet industry, regulatory and Alexco’s stated QA/QC policy:

compaction tests to place fill materials

sieve/gradation analysis of crushed and natural materials

slump, temperature, and air entrainment tests of concrete

cylinder compression tests of concrete and grout

structural steel checks for level and plumb

structural steel bolting torque tests

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visual and non-destructive examination (NDE) of structural welds as required hydrostatic testing of tanks and pressure vessels

inspection of membrane liners

inspection of seam welding and leak testing of liners placed in fuel storage areas piping pressure tests

rotating equipment alignment checks

electric motor rotation checks and no-load amp tests

power cable megger tests; electrical and instrumentation

high voltage cable hi-pot tests

switchgear breaker tests

instrument control wiring megger and continuity checks

instrument control loop checking and instrument calibration

ensuring there are no petroleum product spills

site cleanup in accordance with environmental guidelines

inspection of sediment laden runoff water

ensure that all collected site water is monitored and, if required, treated before discharge

In summary, QA/QC forms the basis for one of the firm commitments that Alexco and the contractor will make for a successful project.

18.3.10	P R E - O P E R A T I O N A L T E S T I N G A N D S T A R T - U P

MILL BUILDING

Alexco‘s Commissioning Manager will be responsible for the development of the execution plan based on Alexco’s requirements and the specific conditions applicable to the project. Alexco’s Commissioning Manager for the mill will be the fulltime Mill Manager hired during the initial mill construction period. This approach ensures continuity throughout mill construction, commissioning, and operations.

This plan will be developed during the construction phase of the project in close coordination with Alexco personnel and the CM team. The pre-operations testing group will be organized in a manner to ensure a smooth transition from construction to plant start-up. A technical document prepared for pre-operational testing will monitor the quality of the work to be accomplished. The Commissioning Manager will report directly to the Alexco Project Manager. A small team of construction

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contractor's personnel will be utilized to carry out modifications deemed necessary to ensure that the plant performs as required.

Close communication will be maintained between the construction, pre-operations testing, and Alexco’s operating personnel during this phase to ensure the schedule is maintained. Assistance will also be given to the team by the vendor's engineers.

Pre-operations testing of equipment will begin once the equipment items have been delivered to site, erected, and tested by the vendor's engineers. Alexco’s employee start-up training will be completed prior to ore commissioning and will comprise operational and maintenance segments. Where necessary, vendor engineers will be used during these programs.

The pre-operational testing phase for the process facilities will include all aspects of dry mechanical and electrical testing of equipment and water testing of process equipment, including pressure testing of pipework and wet pre-operational testing as far as practicable.

The following procedure and tagging system will be adopted in the execution of assignments as work is being completed.

V I S U A L   I N S P E C T I O N

A visual inspection is the non-operational examination of an installation to check that it is in accordance with the engineer’s and the manufacturer’s drawings, specifications, and manuals.

P R E -O P E R A T I O N A L   T E S T

A pre-operational test is the initial no-load test of a piece of equipment with test media such as water or air where required. Visual inspection and pre-operational testing (Yellow Tag) will occur upon completion of installation of plant and equipment where the Construction Contractor will submit, one copy of the appropriate pre-operational check forms, which will notify that the plant and equipment are ready for inspection and the following have been put into effect and/or completed:

All electric motor starters have been locked out and are made secure.

The flushing of equipment and final lubrication has been completed.

Couplings have been double checked and dialled out with tolerances being recorded and submitted to the engineer.

All piping systems relative to the equipment have been checked for proper anchoring and support.

All piping systems have been thoroughly cleaned, checked, and designated piping systems identified.

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All electric installations have been checked and the system is ready for manual operation.

All motors have been bumped to check proper rotation.

Instrument pre-installation calibration form has been completed and attached to the instrument pre-operational check form.

The EPCM Contractor will then make an inspection of the installation, listing any deficiencies on the appropriate form, copies of which will be given to the Construction Contractor. Where required by the EPCM Contractor, a representative from the Construction Contractor will be present during the inspection.

Upon correction of the deficiencies, the Construction Contractor will return the form duly noted. The engineer will then re-check the equipment or systems and, if this meets approval, the engineer will sign the pre-operational check forms. The Construction Contractor(s) will sign the Yellow Tags and submit to the engineer to identify readiness for pre-operational testing.

During the tests, representatives from Alexco, the Construction Contractor, the EPCM Contractor, and the equipment supplier (if deemed necessary) will be in attendance.

The equipment will be started and run by the Construction Contractor for a predetermined period of time as authorized by the engineer and in accordance with the equipment manufacturer's recommendation.

CH E C K O U T   A N D   AC C E P T A N C E   (G R E E N   T A G )

This procedure establishes that the installation of the equipment and ancillaries has been completed in accordance with the EPCM Contractors’ drawings, specifications, and codes, and the equipment has been energized to prove its readiness for the process commissioning and start-up. The Owner Acceptance of the equipment form will then be signed by Alexco and the form issued to the engineer. All test reports and documentation will be turned over to Alexco for their records and the engineer will retain copies.

ST A R T -U P

Start-up (introduction of ore) is performed under the direction of the Alexco’s Mill Manager and involves a select staff from pre-operations, process specialists, and Alexco’s operating personnel. This will be the beginning of operations under load conditions and the systematic increase in capacity until process through-put and recovery requirements are met and sustained. This involves applying feed to the operations, check-out of the controls under load, calibration of instrumentation, and modifications to the system (if required) to enable it to meet specifications.

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19.0	A D D I T I O N A L R E Q U I R E M E N T S F O R D E V E L O P M E N T A N D P R O D U C T I O N P R O P E R T I E S

19.1	M I N E R A L R E S O U R C E S T A T E M E N T

Table 19.1 provides a summary by zone of the publically disclosed Classified Mineral Resources for the Bellekeno Project.

The majority of the resources are classified as Indicated Mineral Resources following the CIM “Definition Standards for Mineral Resources and Mineral Reserves” (December 2005) guidelines. The lower East Zone resource remains as Inferred Mineral Resources.

Table 19.1           Consolidated Mineral Resource Statement – November 9, 2009

Category	Zone	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Indicated	Southwest†	215,800	997	12.6	7.2	0.662
Indicated	99†	91,700	995	7.5	4.2	0.293
Indicated	East‡	93,500	672	3.9	6.9	0.330
Total Indicated		401,000	921	9.4	6.5	0.500
Inferred	East‡	111,100	320	3.1	17.9	0.340
Total Inferred		111,100	320	3.1	17.9	0.340

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†

Reported at an NSR cut-off of $185/t using metal prices of US$ 15.25/oz Ag, US$0.675/lb Pb, and US$0.80/lb Zn. Ag and Zn grades not capped. Lead grades capped at 450,000 ppm. Metallurgical recoveries applied (see Section 16.0).

‡

Reported at an NSR cut-off of $185/t using metal prices of US$ 14.50/oz Ag, US$0.60/lb Pb, and US$0.90/lb Zn. Ag and Zn grades not capped. Lead grades capped at 450,000 ppm. Metallurgical recoveries applied (see Section16.0).

The resource estimate was prepared by Mr. Stanton Dodd (L.Geo.), Vice President of Exploration for Alexco. Mr. Dodd is a QP as defined in NI 43-101. The mineral resources for the Bellekeno Project were estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ NI 43-101.

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1 9 . 2	M I N E R A L R E S E R V E S T A T E M E N T

A PEA does not support an estimate of mineral reserves. Either a Pre-feasibility Study or Feasibility Study is required to support an estimate of Mineral Reserves.

Where the words “reserves” or “ore” are used, it is for convenience only.

1 9 . 3	M I N E G E O T E C H N I C A L

19.3.1	I N T R O D U C T I O N

The Keno Hill Mining camp has long been recognized as a polymetallic silver-lead- zinc vein district with characteristics possibly similar to other well known mining districts in the world. Examples of this type of mineralization include the Kokanee Range (Slocan), British Columbia, Coeur d’Alene, Idaho, and Fresnillo, Mexico.

The Bellekeno vein system consists of at least 11 individual veins with variable strike, dip, and thickness. The target vein for mining is the 48 vein and associated vein splays.

The 48 vein system is sub-divided into three segments: the Southwest (SW), 99, and the East zones (Figure 19.1). Planned mining areas are shown in cyan colour.

A number of data sources have been employed to gain the best understanding of the possible ground conditions at the Bellekeno Project. Underground resource definition drill holes from the 2009 drilling campaign and underground exposures, in addition to geological mapping and logging, and core photographs, have been used as the primary sources of data for both the geotechnical evaluation and structural updates.

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Figure 19.1           3D View of Bellekeno Mine (looks west)

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19.3.2	P R E V I O U S M I N I N G

Historically, underground mining at Bellekeno was completed by drifting on vein and shrinkage stoping using tracked equipment; all development was supported with square set timbers and timber pole lagging. Few areas were impassable using this method and where instability on the vein was an issue, the heading was abandoned and a bypass commenced in more competent foot wall (FW) lithologies.

The most recent mining has been completed using an overhand cut-and-fill method utilizing rubber tired equipment. Support for drifting on the vein (for exploration purposes) was completed using friction anchors and weld-wire mesh, with varying degrees of success in the variable vein conditions. The use of shotcrete was implemented in the final stages before mine closure to successfully mine through the poor ground conditions encountered on vein, on the 800 level.

The 6-99-N cut-and-fill stope is observed with support installed in the sidewalls only, and is still standing approximately 20 years later.

19.3.3	S T R U C T U R A L G E O L O G Y

At the request of SRK, a structural investigation and interpretation has been completed for the Bellekeno Mine area. Alexco contracted Structural Geologist Bruce Otto (P.Geo.) to complete the investigation. Mr. Otto’s initial scope of work was to:

investigate available data sources and compile a revised structural interpretation for the incorporation with geotechnical findings provide detail on the structural and geological controls of the uncontrolled caving initiated during mining on the 800 level comment on the existence of similar conditions susceptible to caving elsewhere in the Bellekeno mining areas.

STRUCTURAL RESULTS

The following paragraphs (in italics) are excerpts from the report by Mr. Bruce Otto entitled “Structural and Stratigraphic Relationships at the Bellekeno Mine; Their Control on Ore Grade and Thickness and Their Implications for Exploration” dated October 8, 2009.

The 48-vein fault forms a 3-dimensionally curviplanar surface that ranges planimetrically in strike from 025° to over 065°, averaging 038° through the extent of mine workings. It moved sinistrally a distance of approximating 35 meters along a 080° / -65° vector. Initial movement of the fault where its strike was north of 38° azimuth formed dilational zones while segments with strikes east of 038° resulted in less dilation, and perhaps transpression.

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The mine section occupies the top third of the central quartzite and consists of massive quartzite with interlayers of variably carbonaceous schist and laminated to thin-bedded quartzite. A thick greenstone sill occupies a stratigraphic interval above the east zone and below the 99 zone. The sill occurs near the boundary of a fundamental vertical change in the ratio of quartzite to schist. The section below the sill consists primarily of massive quartzite with only one 12-meter-thick graphitic schist interval. The section above includes multiple intervals of schist that separate massive quartzite units. The 99 zone includes parts of four quartzite intervals separated by three of schist, and that hosting the southwest zone includes a diversity of massive quartzite beds separated by abundant intervals of interbedded schist and thick units of intricately interlayered thin-bedded quartzite and schist.

BY P A S S S   C H I S T

The bypass schist separates the two quartzite members of the East zone. Contact relationships are unclear because it has not yet been mapped at its only exposure, in the 600 footwall bypass drift and formerly mapped exposures in the main 600 drift have been compromised by faulting. Drill logs show that it consists of 12 meters of laminated carbonaceous schist with thinly interlayered and thin-bedded to laminated quartzite. Its base forms the relatively sharp stratigraphic top of the East zone ore shoot.

KOD   S C H I S T

The KOD (Kiss of Death) schist, named for associated severe caving on the 800 level is the first significant unit of schist above the bypass schist in the east zone. It consists of a 4-meter-thick section of strongly graphitic schist with very little interleaved quartzite. The KOD schist lies in sharp contact with the underlying 600 quartzite and grades upward into thin-bedded quartzite-bearing schist and thence gradationally into the overlying 650 quartzite. Where exposed in the 750 decline it is highly foliated and displays a superimposed steeper dipping cleavage that lies at a 20° angle to the primary foliation. It is distinctly more carbonaceous than the other schist intervals, and forms an aquaclude; quartzitic strata directly above generally carry abundant water, generally causing a rain storm wherever workings pass through it.

VE N T R A I S E   S C H I S T

The vent raise schist, named for exposures near the vent raise in the 750 decline, is an 8-meter thick unit consisting of basal graphitic schist grading upward to a section of thin-bedded to laminated fine quartzite with graphitic partings and thence upward to thicker quartzite beds with schistose partings. The basal graphitic schist lies in sharp contact above the thick-bedded sands of the 650 quartzite and its top grades upward into the thicker quartzite beds of the 700 quartzite. The vent raise schist passes through the 800 level in the 48-vein hanging wall, where it is associated with unstable backs and caving.

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700   S C H I S T

The 700 schist, named for exposures near the 700 level in the 750 decline, is a 5-meter thick unit consisting of basal graphitic schist with minor laminations and thin beds of quartzite that lies in sharp contact with the underlying 700 quartzite, and grades upward to interlayered thin-bedded quartzite with 1 - 20 cm graphitic schist interlayers, thence gradationally up to medium- to thick-bedded quartzite of the Bankers quartzite. The middle of the 700 schist contains one anomalous thick-bedded interlayer of quartzite.

PREVIOUS INSTABILITY – 800 LEVEL SELF MINING

Ground instability on the 800 level occurred during mining in the late 1980s. Monthly and weekly reports of development document three attempts to access the vein, resulting in “severe overbreak…and extensive cave-in” of the footwall to the 48 vein. Mining during the late 1990s once again entered the vein on the 800 level, applying shotcrete immediately after mucking to support the excavation. An attempt to mine through the self-mined zone from the 700 level resulted in further instability and abandonment of the heading. The following paragraphs (in italics) are excerpts from the report authored by Mr. Bruce Otto (October 8, 2009).

Severe caving on the 800 level occurs in a lithologically diverse part of the section where a number of structural and stratigraphic geometries coalesce. It is difficult to ascertain the specific cause without the ability to observe the caved area first-hand. Caving occurred primarily in schistose strata, and that is clearly one of the most important factors. Caving occurs along the fault at the northeast edge of the 99 zone where it curves almost imperceptibly to a more easterly strike as it enters the 600 quartzite. Curvature to this geometry would form a region of strike-parallel, or perhaps transpressional displacement. The combination of schistose strata deformed by transpressional displacement may have caused intense fracturing that when mined through could not hold a back. When faulted schistose strata tend to drag into the fault zone. The vertically extensive geometry of caving suggests that schistose strata may have been dragged into the fault zone. The most reasonable explanation for the 800-level caving would therefore involve transpressional faulting of a strongly schistose section, perhaps where broken schist forms the primary proto-lithology of the fault gouge.

The propensity to cave in vertically continuous zones therefore appears to require three spatially overlapping factors: the intersection of abundant schistose strata with the 48-vein fault surface, segments of the fault where these strata were draped during early transtensional faulting, and later transpressional displacement.

The current geological interpretation indicates three schist packages intersecting the 48 vein in the vicinity of the 99 zone. Due to the proximity to transpressional zones, these packages are expected to have similar ground conditions along strike as those intersected during previous mining in the 99 zone. Figure 19.2 shows the modelled schist packages.

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19.3.4	R O C K M A S S C H A R A C T E R I Z A T I O N

The 48 vein-fault system is hosted by a series of moderately dipping quartzite, schist, and greenstone units which have been offset in a sinestral (left lateral) strike-slip movement along the 48 fault. The particulars of each zone are described in this section. Figure 19.3, Figure 19.4 and Figure 19.5 illustrate the interpreted structural geology and ground conditions for the SW, 99, and East zones, respectively.

Figure 19.2	Bellekeno 99 Zone – Zones of Transpression and Interpreted Schist Packages

SW ZONE

The SW zone is predominantly medium to thick bedded quartzite, with two significant graphitic schist units (Figure 19.3) . The quartzite in general is of fair to good rock mass quality, although more broken zones exist proximal to the vein. The stratigraphically lower schist unit (the 750 schist) is considered to be of fair to poor rock mass quality: the poorer quality material is observed in drillcore intercepts only at this stage. An interbedded carbonaceous quartzite/schist, and a thin bedded schist unit form the upper unit, and define the southern extent of known mineralization. These units are of fair rock mass quality.

Support installed in the 750 decline consists of friction anchors, and in some areas additional weld-wire mesh.

Good exposures of the mineralized vein are available in the 750 Level No.1 cross-cut. At this intersection the vein is approximately 5 m wide, and comprises siderite and sphalerite (both intact and sanded), massive galena veins, clay gouge, and quartz-carbonate contact breccia. Variability is evident from left-rib to right-rib, with vein components pinching and swelling across the 3 m wide cross-cut. Drill holes completed adjacent to the cross-cut indicate that these conditions are not representative of all areas of the vein in the SW zone.

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Figure 19.3           Geology & Geotechnical Domains – SW Zone Vertical Projections

Footwall – viewed from the footwall

Mineralization – viewed from the hanging wall

Hanging wall – viewed from the hanging wall

Ground Class Legend

- PG/DG-1
- PG-DG-2
- PG/DG-3

SRK Consulting	ALEXCO	Bellekeno Operating Plan Geotechnical Assessment Geology & Geotechnical Domains SW Zone
PROJECT: 3CA020.002	DATE: Sept 2009	APPROVED: / PAGE: 3

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Figure 19.4           Geology & Geotechnical Domains – 99 Zone Vertical Projections

Footwall – viewed from the footwall

Mineralization – viewed from the hanging wall

Hanging wall – viewed from the hanging wall

Ground Class Legend

(green)	PG/DG-1
(orange)	PG-DG-2
(red)	PG/DG-3

Notes:

1 Yellow dash indicates planned access development that should be relocated to avoid schist packages.

SRK Consulting

Bellekeno Operating Plan
Geotechnical Assessment

Geology & Geotechnical Domains
99 Zone

ALEXCO

Sept 2009

4

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Figure 19.5           Geology & Geotechnical Domains – East Zone Vertical Projections

Footwall – viewed from the footwall

Mineralization – viewed from the hanging wall

Hanging wall – viewed from the hanging wall

Ground Class Legend

- PG/DG-1
- PG-DG-2
- PG/DG-3

Notes:
1.Limited data available for mid and lower East Zone mineable areas

SRK Consulting

ALEXCO

Bellekeno Operating Plan
Geotechnical Assessment

Geology & Geotechnical Domains
East Zone

PROJECT:	DATE:	APPROVED:	FIGURE
3CA020.002	Sept 2009		5

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99 ZONE

The 99 zone contains the majority of the schist in the Bellekeno area (Figure 19.4) . Three distinct schist packages intersect the 99 zone: the 700 schist and Vent Raise schist are of fair rock mass quality, while the KOD schist is a 4 m zone of poor to very poor rock mass quality.

These weaker units (relative to the quartzite) are interpreted to be a significant factor in the self-mining initiated from the 800 level. FW and hanging wall (HW) quartzite throughout the 99 zone is considered to be of fair to good rock mass quality.

Where development headings have encountered schist packages in the 99 zone, these have been controlled with friction anchors and mesh. Where schist forms the HW or FW to the 48 vein, it is expected that ground control will become more difficult, requiring shotcrete and possibly spiling to maintain stability.

The KOD schist package in particular should be approached with caution or avoided entirely. Where exposed in the 750 decline, this unit serves as an aquitard; the quartzite unit above forms an aquifer and running water is observed.

Vein materials have been observed both underground, and in drill core in the 99 zone. The most significant difference in the 99 zone is the intense oxidation of the vein; the weaker materials possibly resulting in poor recoveries during the 2009 underground drilling program. In underground and drill core exposures, the vein exhibits high variability both along strike and dip (on a scale of <5 m). Weak vein contacts with thicknesses between 20 cm and 1.5 m have been observed. Figure 19.6 shows the 6-48-S drive developed on vein, and the ~1.5 m of clay gouge and slickensided FW contact. A ~1.0 m-wide quartz-carbonate breccia is observed on the HW contact, and it is unclear whether this has been removed as part of the mining width. Based on SRK’s findings, it is not possible to delineate contact zones from drill holes.

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Figure 19.6           Vein and Contact Zone in the Abandoned 6-48-S Heading

EAST ZONE

Geology in the East zone comprises predominantly quartzite of fair to good rock mass quality with two schist packages. Figure 19.5 presents the interpreted geology and ground conditions in the East zone. Target mineralization is contained within the 48 East vein. Conditions in the east upper zone have been interpreted from detailed photo reviews of drillcore, and geotechnical data collected by Alexco. Conditions in the East Mid zone (upper and lower blocks below the 600 level) have been interpreted from adjacent drill core intercepts. These conditions should be reviewed in detail when more drilling is completed in these areas.

Vein materials in the East zone have observed in core photographs only, and are considered to be of ‘poor’ rock mass quality. Weak to moderate oxidation of the vein and adjacent HW/FW zones is evident, although not as intense as the 99 zone. Vein materials generally appear to be intact, with indications of contact zone breccias observed in some holes.

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GROUND CLASSES

Based on the interpreted geotechnical conditions at Bellekeno, ground classes have been defined, as outlined in Table 19.2. These are based on the lithology determined from the face of the advancing heading.

Table 19.2           Ground Classes

Area	Ground Class	Typical Conditions
Development Headings	DG-1	Quartzite with less than 20% interbeds of schist (graphitic, chloritic). RQD* 70–90%; IRS 100–150 MPa
	DG-2	Quartzite with 20–80% interbeds of schist (graphitic, chloritic). RQD 60–80%; IRS 40–90 MPa
	DG-3	Fault/shear zones comprising predominantly graphitic schist. RQD <50%; IRS 15 – 40MPa
Production Headings (including vein cross-cuts)	PG-1	Predominantly intact vein materials RQD 50–60% and IRS 20-40 MPa; weaker materials comprise <10% of vein; HW and FW units are competent and intact
	PG-2	Predominantly intact vein materials with brecciated or sheared HW and/or FW contacts; RQD 20–50% and IRS 15–30 MPa; weaker materials comprise 10–40% of vein width
	PG-3	Predominantly soil strength materials in vein; HW and FW units are broken or sheared; RQD 0–30% and IRS <15 MPa; excavation potentially does not require the use of explosives

*	RQD = rock quality designation
**	IRS = intact rock strength.

19.3.5	M I N I N G M E T H O D S E L E C T I O N

Following a preliminary review of the deposit characteristics by SRK (2008), three possible mining methods were proposed for the Bellekeno Mine:

overhand or underhand cut-and-fill

shrinkage stoping

longhole stoping.

These options were chosen on the basis of a ‘weak vein, strong HW/FW’ understanding. Underhand mining methods were considered appropriate to avoid having to use heavy support in the vein back following each round of advance.

Following the 2009 geotechnical investigation, and based on the current understanding of the 48 vein and adjacent vein contacts, an underhand cut-and-fill method is no longer considered suitable for mining at Bellekeno.

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The main factors contributing to this decision are:

Variability of vein contact conditions: the observed vein contacts are extremely variable in nature both along strike and dip. Conditions present include clay and slickensided contacts through to sharp hard rock contacts. It is not considered feasible to delineate these contacts due to the changes in contact on the metre(s) scale;

Variability of vein and contact thickness: significant thicknesses of unmineralized contact zone are evident at Bellekeno including quartz/carbonate breccias, and clay. When combined with the variable vein width, significant dilution would be included into the mining the mining sequence. This would be increased in the narrower segments of the vein where the minimum mining width is dictated by equipment dimensions;

Fall of ground risk: due to the weak nature of the vein contacts it is not considered safe to ‘hang’ backfill in an underhand method. The risk related to possible shear failure along the backfill/weak contact is considered to be high, and instability related to poor backfill performance and placement could compromise worker safety and mine production.

Figure 19.7 illustrates an example of an approximately 2 m-wide weak graphitic schist zone within the HW of the SW zone.

Figure 19.7	Drill Hole Photo and Graph of the Weak Graphitic Schist Material Found on the HW Contact (SW Zone Drill Hole)

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19.3.6	G E O T E C H N I C A L R I S K S

99 ZONE

The following geotechnical risks are associated with the 99 zone:

Conditions below 800 level caved zone – tonnage above the cut-off NSR exists beneath the caved areas on the 800 level. Ground conditions are anticipated to be similar to those encountered in the 800 level where uncontrolled caving was initiated during raise development. Support in the form of spiling, shotcrete, bolts and mesh would be required to safely access and develop these areas. Even with such support, a reduced advance and conservative estimate of final extraction tonnage should be assumed for an mine plans considered.

Access to the 800 level self-mined areas – currently these are timbered up, and it may not be feasible to fill these areas prior to mining. Fill that is placed without removing the timbers (and rock debris) may not be of sufficient quality to form a sill pillar beneath which mining can take place. If this is the case, the possibility of leaving a 5 m sill pillar beneath the caved areas should be investigated.

Mining within schist units – several planned mining areas within the 99 zone have portions of HW and FW bound by schists. These areas are considered to be higher risk due to the weaker ground conditions observed within the schist packages. Specifically, the KOD schist package, where it intersects the 48 vein is of very poor to poor rock mass quality. Although these packages are reasonably well defined in the HW, FW intersections are sparse and some inferences have been made regarding the exact contact locations.

Dilution – reduced core recoveries in the 99 zone were observed in the 2009 drilling program. Following a review of a series of twinned NQ/HQ drillholes, it was concluded that core recovery within the vein was not dictated by material strength. Zones of core loss have been considered to be of poor rock mass quality, and the possibility of leaving unmineralized vein materials on the HW/FW is not considered feasible at this stage of the evaluation.

Ramp access – these are considered to be long term man entry excavations, and should be located within the better quality quartzite unit where possible. Mining along weak schist zones will require increased ground support (shotcrete, potentially spiling) and may potentially risk the completion of the access.

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SW ZONE

The following geotechnical risks are associated with the SW zone:

Mining within schist units – observed schist ground conditions in development headings are generally of fair quality; however, several intercepts in drill core showed zones of poorer quality schist. While these intercepts are outside of the planned mining areas, it is possible that there areas where schist ground conditions are worse than observed.

Water inflows – water inflow from drillholes has been observed in the SW zone flowing from drillholes. Valves installed on drillholes are opened periodically, and while initial flows are significant, they are observed to drop- off fairly rapidly. Inflows of water to production headings have been noted in historic mine records from Bellekeno, and dewatering of the vein using pre- production drillholes should be completed to allow adequate time for water to drain from the vein. Water intersected during production will adversely affect weaker clay and incohesive vein materials. A dewatered vein will also benefit the application of shotcrete during support installation.

EAST ZONE

The following geotechnical risks are associated with the East zone:

Mining in East zone Mid – limited geotechnical data exists for the East zone Mid (upper and lower) mining blocks. Conditions are interpreted to be fair to good; more recent underground drillholes indicate that weaker areas do exist in the East zone. Mining is not expected to encounter weaker altered areas associated with the greenstone sill.

Development headings in schist – production headings are not anticipated to intersect schist units in the East zone. Access development for the East zone will traverse the Bypass schist unit. As this heading will be a man- access, increased support will be required to prevent deterioration of the heading.

19.3.7	S U P P O R T R E Q U I R E M E N T E V A L U A T I O N

Development and production support requirements are based on the ground classes that are determined to be representative of the likely rock mass conditions.

Mining practices in and around the deposit will need to be cautious and excavation size and overbreak limited as much as possible to maintain the stability of the excavations. Mining rates within the vein are expected to be low due to the requirement of short face rounds, and the high levels of support to be installed.

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SUPPORT CLASSES

Support classes have been determined for the ground classes at Bellekeno. Options have been provided in some classes to allow for flexibility in the selection of mining equipment.

DE V E L O P M E N T   S U P P O R T   R E Q U I R E M E N T S

In general, the infrastructure is considered to be open for the long term situation, and support has been designed accordingly. The infrastructure has been designed to avoid areas with potential poor ground conditions; in some situations this is unavoidable and support will be increased to provide long term stability. Table 19.3 outlines the recommended ground support for development headings.

IN T E R S E C T I O N   S  U P P O R T

Where intersections will be formed in PG-1 and PG-2 ground conditions, a standardized bolting program will be required. In addition to the standard Support Class requirements, any span opened over and above the standard development width (4.5 m) should be supported with additional grouted rebar bolts installed with mesh straps throughout the intersection. It is a requirement that permanent support, suitable to the final excavated dimension, be installed prior to the breakaway being taken. Table 19.4 outlines the support requirements for large intersections.

Table 19.3           Support Classes for Development Headings

Area	Ground Class	Support Class	Support Requirements
Development Headings	DG-1	DS-1	1.8 m friction anchors on 1.2 x 1.2 m diamond spacing across back and shoulders. #6 galvinized welded wire mesh across back and shoulders. Additional spot bolting down ribs as required.
		DS-2	1.8 m grouted rebar on 1.2 x 1.2 m diamond spacing across back and shoulders. #6 galvinized welded wire mesh across back and shoulders. Additional spot bolting as required.
	DG-2	DS-3	1.8 m resin grouted rebar on 1.2 x 1.2 m diamond spacing down to 1.4 m above floor. #6 galvinized welded wire mesh down to 1.2 m above sill. Additional spot bolting as required. Mesh straps as required.
	DG-3	DS-4	25 mm flash-coat shotcrete in back and ribs. 2.4 m resin grouted rebar on 1.0 x 1.0 m diamond spacing down to 1.2 m above floor. #6 galvanized welded wire mesh down to 1.0 m above sill. Mesh straps as required. 50-75 mm additional shotcrete in back and ribs. If required: spiling at 30 cm centers with 4.5 m self-drilling or grouted hollow bar spiles.

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Table 19.4           Support Requirements for Large Intersections

Area	Ground Class	Support Requirements
Development Headings	DG-1	2.4 m grouted rebar on 3.0 m diamond spacing throughout intersection; mesh straps; final support installed before breakaway taken
DG-2
	DG-3	4.5 m cable bolts on 2.0 m diamond spacing throughout intersection; mesh straps; Final support installed before breakaway taken

PR O D U C T I O N   SU P P O R T   R E Q U I R E M E N T S

Support design for production headings has been based on observed ground conditions, historic support performance, and anticipated ground conditions. It should be assumed that an increase in ground support will delay advance rates. Table 19.5 outlines support for production headings.

Table 19.5           Support Classes for Production Headings

Area	Ground Class	Support Class	Support Requirements
Production Headings (including vein cross-cuts)	PG-1	PS-1	1.8 m friction anchors across back on 1.2 x 1.2 m spacing; rib bolting as required. If required: #6 galvanized welded wire mesh across back and shoulders. If required: 25 mm flash-coat shotcrete in back; rib coverage as required.
		PS-2	1.8 m friction anchors across back on 1.2 x 1.2 m spacing; rib bolting as required. #6 galvanized welded wire mesh across back and shoulders. If required: 25 mm flash-coat shotcrete in back; rib coverage as required
	PG-2	PS-3	1.8m resin grouted rebar across back and either friction anchors or grouted rebar in ribs on 1.0 x 1.0 m spacing. #6 galvanized welded wire mesh across back and shoulders. Mesh straps as required.
	PG-3	PS-4	25 mm flash-coat shotcrete on back and ribs. 1.8 m grouted rebar on 1.0 x 1.0 m spacing in back and ribs. #6 galvanized welded wire mesh down to 0.8 m above the sill. 50-75mm shotcrete in back and walls. If required: spiling at 30 cm centers with 4.5 m self-drilling or grouted hollow bar spiles. Mesh straps as required.

19.3.8	S H O T C R E T E R E Q U I R E M E N T S

Shotcrete will be required to provide short and long term stability to access and production headings. In production headings, the main purpose of the shotcrete will be to prevent progressive ravelling of the rock mass. Where required, a 25 mm

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flash-coat of shotcrete will be applied immediately after mucking to tie the rock mass together prior to the installation of conventional bolts and mesh support. Additional shotcrete should be applied if ground conditions dictate. It is important that shotcrete is applied as soon as possible following blasting and mucking to control the behaviour of the rock mass and prevent additional uncontrolled ravelling.

In excavations expected to be open for the long-term, shotcrete can be used to prevent rock mass dilation and ravelling (e.g. where schist packages are intersected). In this situation, shotcrete can be applied as a flash-coat, with additional shotcrete thickness (50-75 mm) added following the installation of conventional support.

Dry-mix shotcrete is the recommended product for use at Bellekeno due to the requirement for compact equipment that can be rapidly moved around the mine. It is recommended that multiple dry-mix shotcrete machines are available for back up, and to support the need for multiple headings to be operating at one time. For most applications, additives will be required to provide fast set-up times required to prevent ravelling of vein materials prior to conventional support installation.

SHOTCRETE APPLICATION

The quality of applied shotcrete is highly dependent on the preparation and application methods used. The following should be considered for shotcrete application:

Rock surfaces should be cleaned and scaled prior to shotcrete application (where possible). Water can be used to complete both of these processes. Dust and gouge materials should be removed from surfaces to allow proper adhesion of the shotcrete.

Shooting distances should be maintained according to equipment and mix specification. This will prevent excessive rebound and provide proper adhesion of the shotcrete to the rock mass.

Operators should be well trained in the use of equipment and in the practice of spraying test panels to provide quality control on the final shotcrete product. A quality control program should be developed to suit the needs of the mine.

Drainage should be provided where water bearing rock masses are intersected.

19.3.9	B A C K F I L L

PASTE BACKFILL

The occurrence of weak contact zones and weak wall/country rocks has indicated that an underhand method maybe too risky because of the possible instability of the

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placed backfill. A paste backfill system had been considered a likely contender if the underhand cut-and-fill method was deemed to be the most suitable mining method. As the mining method is planned to be an overhand method, the need for a paste fill plant producing high quality backfill is no longer required for the project.

WASTE ROCK /TAILINGS BACKFILL

For the overhand cut-and-fill mining method, un-cemented rock fill/development waste and/or tailings fill may be utilized if an acceptable working floor is achieved. Otherwise, a low percentage of cement will be needed. These materials should be placed into headings as tight to the back as possible.

CEMENTED WASTEROCK /TAILINGS BACKFILL

Where sill pillars are required, a cemented fill will be used to provide a stable back to mine up to from beneath. Extraction of the vein material from the final lift requires that the pillar is self-supporting and maintains integrity while the heading is active. The quality and the placement of the fill are both important factors in this application. An increased cement content of between 4 and 5% will be required to provide the required strength of the pillar. In areas where additional caution is required during final lift extraction, the lift will be mined using up-holes and remote mucking.

Careful preparation of the excavation where cemented fill is to be placed will be required, including blasting beyond the vein contacts to provide a clean, rough surface for the fill to hang on. The floor should be cleaned prior to placement to prevent material falling from the back following mining. An appropriate lead time should be provided to allow set-up and cure for the cemented fill. Standard quality control procedures (e.g. unconfined compressive strength and slump tests) should be completed during batching and following placement of cemented tailing fill materials.

19.3.10	C O N C L U S I O N S A N D R E C O M M E N D A T I O N S

Mining conditions at Bellekeno will be difficult due to the poor ground conditions within the vein and in some instances within the HW and/or FW units. These weak HW and FW ground conditions prevent the use of an underhand mining method, which would be more appropriate in the weak vein conditions.

In and around the deposit, mining practices will need to be cautious, and excavation size and overbreak limited as much as possible to maintain the stability of the excavations. Mining rates within the vein are expected to be low due to the requirement of short face rounds and the high levels of support required to be installed.

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To achieve safe and productive mining the following recommendations need to be considered:

The ground class that is being predicted to be mined in the various mining blocks has been determined from definition drilling and will need to be further evaluated with additional infill drilling, evaluation at the mining face and from cover/probe drilling during pre-production/production. Cover drilling is essential during access cross-cut development to aid in the assessment of the ground and hydrological conditions for the timely implementation of the correct support for the ground conditions ahead of the face.

An ongoing program of face mapping and probe drilling of the advancing face should be carried out to assist with prediction of future face conditions, confirm and record current ground conditions, and to determine the appropriate support class to be used.

Excavation performance and the performance of the installed support should be regularly assessed using monitoring stations installed in the more critical areas of the deposit drives and intersections. The behaviour of the implemented ground support should be audited to assess support type suitability and provide recommendations for future support.

Due to the difficult ground conditions it will be important to also have additional support options available if ground instability is experienced. The following options should be seriously considered:

–	a shotcrete product with accelerated set up times and better wet ground performance

–	cementitious foam material and application machine for void filling

–	adequate shuttering material that can be used in the very weak areas.

19.4	P L A N N E D M I N I N G M E T H O D S

19.4.1	M I N I N G C O N T E X T O F B E L L E K E N O 48 V E I N

From a mining method selection perspective, the relevant characteristics of the Bellekeno 48 vein include:

a pronounced level of variability in metal grade distribution on a deposit wide basis, with the SW and 99 zones rich in silver-lead and lower parts of the East zone tending to be zinc rich average silver grades ranging from 250 g/t to 2,100 g/t of silver in the stoping blocks studied

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vein geometries with variable dips of 73° to 81° for the SW and 99 zones, and approximately 60° for the East zone; strike direction is uniform on the large scale with some modest undulations on a stope mining scale vein true width generally ranging from 1.5 m to 3.5 m; on a small scale (metres), the vein can be highly variable in width and geotechnical properties continuity of the vein itself is good based on historic mining results; grade continuity appears to be good on a stope mining scale but mining grades are variable across the vein on a large scale characterization of the deposit by one principal vein with some vein splays and the presence of sub-parallel veins located up to 300 m into the HW and FW; these ancillary features have not been modelled in the latest resource estimate because of limited data and these features are not expected to have a significant effect on mineral resources or reserves vein is cross-cut by bedding plane faults, which predate vein emplacement; reactivation of these structures has occurred resulting locally in variable levels of damage to the rock mass; some of these structures may carry water expected ground conditions in the vein and along the vein contacts varying from good to very poor; the conditions can vary substantially over short distances (5 m)

the FW is often characterized by competent jointed quartzite but can be weak in some areas; the HW varies from competent quartzite to a significant layer of weak quartz breccia with clay filled shear bands; these clay bands are expected to be present in most mineralised areas in areas of weak HW and FW conditions, the use of an underhand mining method may be a risk as a result of poor backfill cohesion to the sidewalls and a lack of confinement stress as a result of the shallow depth geological contacts at the HW and FW can often be visually identified but can be faulted or fractured contacts with fault gouge and breccias; mineralization contacts are less clearly defined and are based on a combination of structure, vein mineralogy, and metal grades there is some historic evidence that the vein system is locally water bearing and may need time to drain when accessed by mine development vein depths are shallow with stress not being a factor in mine planning.

In summary, there is a high level of variability within the vein. For this reason, mining methods were assessed separately for each zone, considering geotechnical domains and particularly focusing on the mineable portions of the 48 vein above cut-off.

The structural evaluation completed by Mr. Bruce Otto (Section 19.3.3) has increased the knowledge base significantly as a result of studying fault mechanics

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and precursor conditions. The study has facilitated the overall understanding of the factors contributing to those areas with poor ground conditions and should enable the mine operator to avoid, anticipate, or prepare for such conditions.

19.4.2	S T U D Y M I N I N G M E T H O D S – I N T R O D U C T I O N

This section describes the mining assessment of the Bellekeno 48 vein. The planned mining methods described below support the estimate of mineable tonnes in the subsequent report section. The factors that most significantly affected the choice of mining methods are:

the high value of the resource, demanding a high mining recovery the variable nature of ground conditions in the vein and the need for safety in the stopes along with predictable mining, keeping the excavation under control weak materials locally occurring along the vein contacts, which can potentially impact the stability of overhead cemented backfill in an underhand mining method flexibility to chase sinuos veins and vein splays

the narrow vein with variable geometry.

The main mining method planned is mechanized cut-and-fill in 3.5 m cuts, with overhand sequencing. In addition, there may be limited application for some shrinkage stoping and/or longhole stoping.

Backfill will consist of a mix of development waste rock and dry (filtered) pyritic tailings from the planned processing plant. Cement will be added and the backfill will be placed in stopes by load-haul-dump (LHD).

19.4.3	M E C H A N I Z E D C U T - A N D - F I L L – O V E R H A N D

Cut heights are planned at 3.5 m. Total stope lengths average 60 m, ranging from 25 m to 100 m. A central cross-cut will access the cut near the center of its strike length to allow mining faces to be opened in two directions. Each face in the vein will be marked up by a geologist before drilling starts, utilizing an electric/hydraulic single boom face jumbo. LHD size (and capacity) will vary depending on the average vein width in the stope, and cross-cuts will be sized to accommodate the selected LHD. The two LHD sizes selected to handle most of the mining are:

LHD 3.0m3 : 6.7 t capacity with a unit width of 2.23 m

LHD 1.6m3 : 3.5 t capacity with a unit width of 1.48 m.

Cross-cuts averaging approximately 60 m in length will be driven from existing and planned FW ramp systems to the vein. They will be driven at -15% and then back-

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slashed to access successive cuts. Typically, a cross-cut approaching the vein at -15% over a length of 35 m will be back-slashed 3 times, accessing a total of 4 cuts, advancing 14 m vertically through the vein from the sill of the primary cross-cut.

Remuck bays will be established at the intersection of the main ramp and the stope cross-cut. Blasted vein material will be trammed by LHD from the face to the remuck bay at the ramp for later haulage by small diesel truck.

Stope blasting costs are estimated based on 80% ammonium nitrate and fuel oil (ANFO), and 20% cartridge emulsion.

An auxiliary ventilation fan will pick up fresh air from the ramp for delivery into the stope by ventilation ducting.

Planned stope production rates are based on cycling an independent stope face every three shifts (11-h shift basis). The overall production plan incorporates several available stope faces to provide mining flexibility.

Variable and sometimes difficult ground conditions are expected in the cut-and-fill stopes. A number of ground support classes have been established and they will be employed depending on ground conditions. Alexco’s technical staff will direct supervisors and stope miners regarding the appropriate support class to be installed. In the weakest ground it will be necessary to shotcrete the back and walls as soon as possible after blasting (flash coat), and then install the bolting through the shotcrete.

The 48 vein is known to be locally water bearing to varying degrees, based on historic mining. It is expected that water outflows from the vein will diminish if given time to drain after mining intersects the vein at planned stope sill cut elevations. Allowing time for initial drainage will improve geotechnical stability, and such drainage time is included in the development and production schedule.

The underground mine will be supplied with dry filtered pyritic and non-pyritic tailings back hauled in returning haulage trucks from the processing plant which is located about 5 km by road from the BK East mine portal. The dry tails will be stored in a centrally located cross-cut before being transported to empty stopes for backfilling. The backfill will be a mix of the dry tails and development waste rock (typically, potentially metal leaching (PML)). Development waste rock will also be stored in a centrally located cross-cut (Figure 19.8) .

Cement will be delivered to the mine in bulk bags through the BK East decline. Cement grout will be prepared using a mobile slurry plant, and sprayed in metered amounts into the bucket of the LHD placing the fill material.

Some sills will be created where cut-and-fill mining will later come up from below. These sills will be filled with cemented waste rock with no dry tails mixed in to achieve the best strength. Over the life of mine, the average cement content of all backfill is estimated at 2% by weight. Table 19.6 and Table 19.7 show the LOM planned quantities of development waste rock and dry tails to be used in backfill.

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Figure 19.8           Plan View of Underground Mine

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Table 19.6           Waste Rock Broken at Development Faces

Area	Lateral (t)	Raise (t)	Total (t)
SW	133,903	4,096	137,999
99	49,003		49,003
East	63,704	3,291	66,995
Central	4,223		4,223
Total Broken	250,833	7,386	258,219

Table 19.7           Planned Quantities of Waste Rock and Dry Tails Used as Backfill

Area	Tonnes	Distribution (%)	Volume (m3 )	Distribution (%)
Waste Rock
SW	57,964		28,982
99	14,798		7,399
East	12,059		6,029
Sub-total	84,821	43	42,410	45
Dry Tailings
SW	71,784		33,113
99	24,009		11,075
East	18,044		8,323
Sub-total	113,837	57	52,511	55
Total Backfill	198,658	100	94,921	100

Backfill will be pushed up to the back of the 3.5 m high cuts using an LHD equipped with a push plate commonly known as a backfill “jammer”.

Figure 19.9 shows the general configuration for cut-and-fill mining in the SW and 99 zones where the average in-situ true vein width is 2.5 m. Face drilling will be by electric/hydraulic single boom jumbo, and mucking will utilize a 1.6 m3, 3.5 t capacity LHD (2 yard LHD).

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Figure 19.9           SW and 99 Zone – Typical Cut-and-fill Cross Section

19.4.4	M E C H A N I Z E D C U T - A N D - F I L L – U N D E R H A N D

Underhand cut-and-fill was considered in the study. It would be an effective means of handling poor (weak) ground conditions in the vein – particularly in the back.

This method has been excluded from the current mine plan for Bellekeno 48 vein due to the risk of backfill instability created by the very weak rock that locally occurs along the vein contacts. In such conditions there is a risk that overhead cemented backfill could become unstable due to a shearing movement along the vein contacts.

19.4.5	S H R I N K A G E S T O P I N G

There may be limited application for shrinkage mining at Bellekeno in recovering the currently defined mineral resources.

In the East mining zone SRK defined a mining block situated above the existing 600 level. It is named 48 Upper and contains an estimated 14,100 t mineable at an NSR value of $453/t. The block extends 27 m vertically above the existing level.

This block has an average in-situ true thickness of 1.9 m. Mechanized cut-and-fill mining with FW ramp access will work to recover this block but a shrinkage method is likely more economic as the cost of the FW ramp can be eliminated.

The current mine plan incorporates shrinkage mining for East 48 Upper block. Mined vein material will be trammed a short distance by LHD from the draw points on

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600 level and transferred down a planned raise bore hole to the East Mid development planned below 600 level.

19.4.6	L O N G H O L E S T O P I N G

There may be limited application for longhole mining at Bellekeno in recovering the currently defined mineral resources.

In 99 mining zone the uppermost (in elevation) mining block defined by SRK is situated above mine grid elevation 1078. It is named 99_B and contains an estimated 5,700 t mineable at an NSR value of $377/t. The block extends 27 m vertically with an average in-situ true thickness of 1.6 m.

Mechanized cut-and-fill mining with FW ramp access is not attractive for this block due to its limited tonnage.

It is planned that this block be recovered using a longhole method, with raise access to two drilling subdrifts. The existing 99 timbered raise can be used for this purpose. An existing sublevel would be extended by 16 m and a new subdrift 60 m in length is also required.

Drilling will be by bar and arm (or small mobile drill) for lengths of approximately 10 m. The mine design includes two ramp access draw points at the bottom elevation of 99-B block for mucking the vein material (Figure 19.10).

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Figure 19.10           Longhole Method 99_B Block – Vertical Section

Drill for longhole
Subdrift 60m
B block
Subdrift 16m
500 level
D block
Pick up subdrift muck here on 500l
Ramp access points to 500L
E block
Existing 99 raise
600 level

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19.5	E S T I M A T E O F P O T E N T I A L L Y M I N E A B L E T O N N E S

19.5.1	I N T R O D U C T I O N

This section presents the methodology used to estimate potentially mineable tonnes for the study. The term “potentially mineable tonnes” is used because this PEA does not support the estimation of a mineral reserve.

The steps used in converting the mineral resources to potentially mineable tonnes are as follows:

1.	estimation of a site operating cost

2.	selection of metal prices and exchange rate

3.	estimation of average external dilution and metal grades in the dilution material

4.	assessment of minimum mining width and application to the target vein(s)

5.	preparation of an NSR calculation

6.	determination of an economic cut-off criteria – an NSR value (Cdn$/t)

7.	application of the cut-off NSR value to the resource block model to identify areas above cut-off

8.	creation of clipping polygons to outline practical mining shapes that enclose as much of the above cut-off material as possible

9.	assessment of the mining shapes against the existing mine workings (previous stoping) and modification of the mining shapes as necessary due to nearby historic workings

10.	estimation of the in-situ tonnes and metal grades within each mining shape using block modelling software

11.	application of estimated external dilution percentages and dilution metal grades to the in-situ material followed by application of mining loss factors

12.	initial economic assessment of isolated (or other) areas to verify they can carry planned development costs

13.	tabulation of the resulting tonnes and grades by mining shape; this data will feed into the production schedule.

These steps are described in the following sections.

19.5.2	I N I T I A L E S T I M A T E O F S I T E O P E R A T I N G C O S T

Initial estimates of the site operating cost were prepared to support the economic cut- off criteria, which in this case is a cut-off NSR value ($/t mined).

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The initial operating cost estimates in Table 19.8 were prepared to represent three scenarios as shown. They are based on, and factored from, the operating costs presented in the SRK June 2008 PEA technical report.

Table 19.8           Initial Estimate of Site Operating Cost

Scenario Production Rate	Units	Owner 400 t/d	Contractor 400 t/d	Contractor 250 t/d
Mining	$/t	115	165	189
Processing	$/t	46	46	53
G&A	$/t	23	23	27
Total Operating Cost	$/t	185	234	269

Both contractor mining and owner mining were being considered at the time the 2008 PEA was developed. The lower production rate was considered to cover a range of possible outcomes. The 2008 PEA included mining starting at 250 t/d and increasing to 400 t/d part way through the mine life.

Based on the above initial operating cost estimates and in consultation with Alexco, it was agreed to estimate the project mineable tonnage under two different cut-offs to assess the sensitivity to cut-off NSR value.

The two cut-off values selected were $230/t and $280/t. The $230/t cut-off NSR results were ultimately selected as the basis of the “base case” production schedule, and the methodology and results related to the $230/to cut-off are described in this section.

19.5.3	S T U D Y M E T A L P R I C E S A N D E X C H A N G E R A T E

Alexco provided SRK with the metal prices to be used in the Bellekeno mine planning. The anticipated timing of metal production from SW and 99 zones occurs sooner than does the expected metal production from the East zone. For this reason, two sets of metal prices were prepared, both based on published metal price forecasts available in late August 2009.

The following prices were used for SW and 99 zone mine planning.

silver: US$15.25/oz

lead: US$0.675/lb

zinc: US$0.80/lb.

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The following prices were used for East zone mine planning.

silver: US$14.50/oz

lead: US$0.60/lb

zinc: US$0.90/lb.

Alexco also provided an estimated exchange rate of US$0.90:Cdn$ 1.00 for the mining study.

For reference, at the time of preparing this report, the following prices and exchange rates were current as of October 5, 2009:

silver: US$16.20/oz

lead: US$1.00/lb

zinc: US$0.86/lb

US$0.93:Cdn$1.00.

The current prices are generally higher than the study prices. For the SW zone, the current prices and exchange rates would add over 14% to the average NSR value of the mineable vein material.

It is noted that there is some gold content to the mineable vein material, averaging 0.42 g/t on a diluted basis. Gold does not make a significant contribution to the value of the vein material and does not need to be considered in the mine planning NSR calculation.

19.5.4	E X T E R N A L D I L U T I O N E S T I M A T E

Estimated values for external dilution were prepared in order to convert in-situ vein metal grades and NSR values to diluted plant feed values. For this study SRK has defined external vein dilution as:

Dilution % = (dilution tonnes) / (dilution tonnes + vein tonnes) x 100

For this project the in-situ vein material has a significantly higher average density than the wall rock. Dilution expressed as a percentage based on tonnes is lower than the same dilution expressed as a volumetric percentage. In the SW zone for example, a volumetric dilution of 25% is equivalent to a dilution of roughly 19% expressed on a tonnage basis.

Sources of vein external dilution that were considered include:

Wall rock from HW and FW contacts – a layer of rock 0.70 m thick was modelled to represent the sum of the wall dilution from both vein contacts. This material carries some very low metal grade.

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Backfill dilution from the floor – with the planned method of overhand cut- and-fill, there will be some mixing of mined vein material and backfill along the floor. A continuous layer of backfill 150 mm thick is included as dilution.

Some additional vein dilution – was added to represent the additional dilution that will be experienced when mining advances along strike through zones of poor vein continuity. “Extra” dilution will be experienced as the cut- and-fill mining progresses through areas of weak vein continuity. The mined grade will be reduced but it will still be above cut-off and the material will be part of plant feed. These types of occurrences represent an increase in external dilution beyond the provisions for wall rock and backfill described above.

Table 19.9 shows the estimates of external dilution by zone.

Table 19.9           Estimated External Dilution

Zone	In-situ True Vein Thickness (m)	Estimated External Dilution (%)
SW	2.50	23.0
99	2.51	25.0
East Upper	1.69	32.0
East Mid	2.33	26.0
East Deep	2.70	24.0

For each zone, the estimate of external dilution was based on the mineable portion of the 48 vein wireframe. The true thicknesses shown represent the mineable portion of the vein. The average external dilution for the life of mine production plan is 25% on a tonnage basis.

The external dilution estimate used in the June 2008 PEA was an average of approximately 14% on a tonnage basis. The average interpreted thickness of the mineable portions of the vein (wireframe) has decreased significantly (approximately reduced from 4.4 m to 2.5 m) since the 2008 PEA, based on additional 2009 drilling and geologic modelling.

Dilution metal grades estimates are shown in Table 19.10. These grades were based on a review of drill hole intercepts located just outside of the mineralized wireframes.

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Table 19.10           Estimated Grade of External Dilution

Metal	Units	Zone
		SW and 99	East
Silver	g/t	4	6
Lead	%	0.05	0.04
Zinc	%	0.40	0.31

19.5.5	M I N I M U M M I N I N G W I D T H

It is planned to be able to achieve a horizontal mining width in the range of 2.2 m for mechanized cut-and-fill mining using a 1.0 m3 LHD with a capacity of 2 t.

The SW zone E block has an average in-situ vein width of 1.3 m. It will be mined using a small LHD as shown in Figure 19.11 with cut height reduced to 2.7 m. Face drilling will employ jackleg drills. For E block the external dilution was increased to 35%, which is comprised of 26% wall dilution (shown in Figure 19.11), 4% backfill floor dilution, and an additional 5% external dilution allowance for areas of weak vein or grade continuity. The fully diluted NSR average for E block is $475/t.

The application of minimum mining width criteria has an insignificant impact on estimated mineable tonnes. No areas of vein above cut-off NSR have been excluded on the basis of being too narrow in true thickness.

Figure 19.11 SW E Block Mining Cross Section – Minimum Mechanized Width

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19.5.6	N E T S M E L T E R R E T U R N E S T I M A T I O N

Mined vein material will be processed on site to produce two concentrates – a lead concentrate and a zinc concentrate. Key metals of economic interest are silver, lead, and zinc with gold making an insignificant contribution. Concentrates will be transported off site for smelting and refining.

Alexco provided SRK with three NSR models to be applied as follows:

SW and 99 model

East Upper and East Mid model

East Deep model.

A number of input parameters vary among the models including metal prices (as discussed in Section 19.5.3), concentrate grades and metal recoveries, and one penalty element.

SRK reviewed the models and added external dilution as an input item. The models take in-situ grades from the resource block models as input and yield diluted plant feed NSR values ($/t) as output.

Alexco has not finalized a concentrate uptake agreement at the time of SRK’s mining study, but has provided treatment charges/refining charges (TC/RC) data based on recent discussions and proposals from a number of smelter agents.

SRK created NSR factors from the models that provide a quick way of assigning an NSR value to each bock in the resource block models (Table 19.11) .

An example of applying the NSR factors to a set of in-situ metal grades is shown below for the SW and 99 models. The NSR formula is:

NSR ($/t) = 0.289 (Ag g/t) + 6.08 (Pb %) + 3.29(Zn %)

With the in-situ metal grades inserted the NSR formula becomes:

NSR = 0.289(1,314) + 6.08(16.7) + 3.29(5.26) = $498.59/t plant feed

With the NSR entered as a model item it is possible to view the target vein on the basis of colour contoured NSR values.

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Table 19.11           NSR Factors

Zone	Ag	Pb	Zn
SW and 99	0.289	6.08	3.29
East Upper	0.237	3.47	4.24
East Mid	0.258	3.78	4.61
East Deep	0.250	4.09	4.32

19.5.7	A P P L I C A T I O N O F C U T - O F F NSR A N D C R E A T I O N O F M I N I N G S H A P E S

The economic cut-off criteria were set equal to the selected estimate of site operating cost of Cdn$230/t processed (value rounded off). No capital costs were included in the cut-off estimate.

Plots were prepared to show the 48 vein, and where appropriate the 49 vein, NSR values in vertical long section views. The colour legend for the NSR plots is:

black: $150/t to $230/t NSR

red: $230/t to $500/t NSR

yellow: $500/t plus NSR.

The target colours for mining are red and yellow, representing vein material above cut-off.

Figure 19.12 is the NSR plot for the SW zone. Figure 19.13 shows the planned cut-and-fill mining block outlines created for the SW zone.

Figure 19.14 and Figure 19.15 show the NSR plot for 99 zone and the planned mining blocks (highlighted red).

Figure 19.16 and Figure 19.17 show the NSR plot for the 48 vein in the East zone, and the planned 48 vein mining block outlines.

Figure 19.18 and Figure 19.19 show the NSR plot for the 49 vein in the East zone, and the single planned mining block (highlighted red).

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Figure 19.12           SW Long Section with NSR Block Values Colour Contoured – Looks West

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Figure 19.13           SW Long Section with Mining Blocks – Looks West

E block
600 level
B
B block
C_U block
750 level
A block
D block
C_L block

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Figure 19.14           99 Long Section with NSR Block Values Colour Contoured – Looks West

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Figure 19.15           99 Long Section with Mining Blocks (Red) – Looks West

99 raise
500 level
600 level
Caved area
Ramp to SW
B
C
D
E
F
G
H
J

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Figure 19.16           East 48 Long Section with NSR Block Values Colour Contoured – Looks West

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Figure 19.17           East 48 Long Section with Mining Blocks – Looks West

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Figure 19.18           East 49 Long Section with NSR Block Values Colour Contoured – Looks West

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Figure 19.19           East 49 Long Section with Single Mining Block – Looks West

600 level
East48 Mining Blocks
for reference
East49 Lower
Mining Block (red)

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19.5.8	E S T I M A T E D M I N E A B L E T O N N E S

Table 19.12 shows the conversion of in-situ vein material in the mining blocks to mineable tonnes. The Table provides a summary of the 17 mining blocks (also referred to as practical mining shapes) contained within SW, 99, and East zones. The individual mining block names and the mineable tonnage represented appear in the production schedule section of this report.

In general, a 95% mining recovery factor was applied for the cut-and-fill mining method planned.

For the 99 zone, SRK applied a lower mining recovery factor because some of the planned mining will be near the existing workings and previously caved areas.

The E block in SW zone will also be mined next to an old stope, and its mining recovery was reduced.

In the East Upper zone a significant portion of 49 vein material which was above the NSR cut-off, was judged to be uneconomic as it is very thin, and would require relatively expensive ramp access. This is reflected in the 76% mining recovery shown for that mining block.

The East Lower inferred mineral resources were excluded from the study because they are uneconomic.

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Table 19.12           Conversion of In-Situ Tonnes to Mineable Tonnes

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Table 19.13           Reconciliation of Resource Contained Metal to Plant Feed

METAL RECONCILIATION - shows metal grades

Indicated	Reported Resource $185				Mining Cut Off NSR Applied $230				Mining Block			
	In-situ (t)	Ag (gpt)	Pb (%)	Zn (%)	In-situ (t)	Ag (gpt)	Pb (%)	Zn (%)	In-situ (t)	Ag (gpt)	Pb (%)	Zn (%)
East 48 Ind.	97,236	603	3.78	7.69	28,732	1,010	5.62	10.42	32,505	945	5.31	10.09
East 49 all	24,325	643	4.21	2.09	6,501	994	5.25	3.27	4,538	1,101	4.80	3.77
99 all	91,724	995	7.46	4.16	70,283	1,262	9.60	4.21	49,156	1,379	10.30	4.74
SW all	221,177	986	12.45	7.14	172,615	1,154	14.82	7.63	173,388	1,139	14.66	7.56
Totals	434,462	883	9.00	6.35	278,131	1,162	12.33	6.95	259,586	1,159	12.49	7.28
	Recovery of resource metal to + $230 cut off →					84%	88%	70%				
					Recovery of + $230 metal to mining blocks →					93%	95%	98%
									Diluted (t)	Ag (gpt)	Pb (%)	Zn (%)
Diluted Plant Feed									321,941	871	9.47	5.60
Recovery of Mining Block Contained Metal to Plant Feed										93%	94%	95%
Recovery of Reported Resource Contained Metal to Plant Feed										73%	78%	65%

METAL RECONCILIATION - shows units of contained metal (thousands)

Indicated	Reported Resource $185				Mining Cut Off NSR Applied $230				Mining Block			
	In-situ (t)	Ag (oz) 000's	Pb (lb.) 000's	Zn (lb.) 000's	In-situ (t)	Ag (oz) 000's	Pb (lb.) 000's	Zn (lb.) 000's	In-situ (t)	Ag (oz) 000's	Pb (lb.) 000's	Zn (lb.) 000's
East 48 Ind.	97,236	1,885	8,113	16,486	28,732	933	3,560	6,600	32,505	987	3,806	7,232
East 49 all	24,325	503	2,257	1,123	6,501	208	752	469	4,538	161	480	377
99 all	91,724	2,934	15,087	8,420	70,283	2,851	14,875	6,523	49,156	2,179	11,161	5,140
SW all	221,177	7,010	60,711	34,819	172,615	6,402	56,410	29,048	173,388	6,350	56,044	28,909
Totals	434,462	12,332	86,168	60,849	278,131	10,393	75,597	42,640	259,586	9,677	71,492	41,658
	Recovery of resource metal to + $230 cut off →					84%	88%	70%				
					Recovery of + $230 metal to mining blocks →					93%	95%	98%
									Diluted (t)	Ag (oz) 000's	Pb (lb.) 000's	Zn (lb.) 000's
Diluted Plant Feed									321,941	9,015	67,224	39,749
Recovery of Mining Block Contained Metal to Plant Feed										93%	94%	95%
Recovery of Reported Resource Contained Metal to Plant Feed										73%	78%	65%

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Table 19.13 presents a reconciliation that compares contained metal in the stated Indicated Mineral Resource to:

contained metal within the above $230/t diluted NSR (mining cut-off)

contained metal within the designed mining blocks

contained metal within the plant feed.

The information in Table 19.13 is presented in two ways. In the upper half, the reconciled tonnages show the metal grades. In the lower half, the corresponding quantities of contained metal are shown. In Table 19.13, the indicated mineral resource matches the figures shown in Table 19.1.

Table 19.13 shows a significant reduction in contained metal in comparing the indicated mineral resource to the vein material above the $230/t NSR mine planning cut-off.

The mine planning cut-off NSR estimate accounts for average external dilution of 25% whereas the resource NSR estimate does not. For example, this reduces the NSR value of each block in the resource models by an average 25%. In addition, the mine planning NSR cut-off applied was set at a higher value than the resource reporting cut-off, $230/t for planning versus $185/t for resource reporting.

Table 19.13 also provides a measure of the efficiency of the mining block designs. It shows that not all of the above cut-off material (+$230/t material) was included in the mining blocks. For example, the mining blocks include 92% of the silver metal that is above the mining cut-off. Further optimization of the mining plan will address and possibly improve this efficiency.

An analysis of the data shown in Table 19.13 reveals the following:

Metal recovery of +$230/t material into the mining blocks is very good for the SW zone and for East Indicated (East Upper plus East Mid). The metal recoveries are close to 100%.

For the 99 zone and East 49, the recoveries percentages are much lower – in the mid to upper 70s.

The +$230/t NSR areas that were excluded were judged to be uneconomic and typically involved small groups of isolated blocks, areas of very thin vein, areas affected by previous mining or caving in 48 vein, or areas with NSR values only modestly above cut-off.

In Table 19.13, the plant feed contained metal can be easily interpreted to be less than the contained metal in the mining blocks due to the application of mining recovery factors that averaged 93% on a tonnage basis.

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19.5.9	P L A N N E D P R O D U C T I O N R A T E

The June 2008 PEA technical report incorporated an initial production rate of 250 t/d, increasing to 400 t/d, with a total mineable tonnage of 614,000 t.

The current estimate of mineable tonnes is 322,000 t. This will support a mining rate of 250 t/d for 3.6 years. SRK prepared the production schedule on the basis of 250 t/d. The achievability of this mining rate was validated by considering stope cycle times and the number of independent mining areas as described below.

The approach taken was to estimate stope mining cycle times to determine the average production rate that a typical stope would yield over its entire life and to estimate how many stopes would have to be available to reliably achieve the planned production rate (Table 19.14).

Table 19.14           Stope Cycle Model for Overhand Cut-and-fill

Stope Data	Units	Typical
Vein Width, Undiluted	m	2.5
Height of Cut	m	3.5
Complete Cut Length	m	60
Width, Diluted	m	3.2
Density, Diluted	t/m3	3.37
Tonnes per Cut	t	2,263
Tonnes per Blast	t	91
Mined Void – Total	m3	672
Backfill
Waste Rock Fill Needed	t	605
Dry Tails Needed	t	809
Production Phase
Face Shifts per Blast	#	3
Independent Faces	#	1.5
Tonnes per Day During Breasting	t/d	91
Cut Breasting Duration	d	25
Backfill Phase
Strip Services in Stope	d	1
Backfilling Duration	d	4
Backfill Fill Cure Time	d	7.0
Sub-total Duration per Cut	d	37.0
Unexpected Delay	%	10%
Total Duration per Cut	d	41
Average Stope Production Rate	t/d	56
Planned Production Rate	t/d	250
Stopes Cycling Needed	#	4.5
Contingency	%	30%
Available Stopes Required	#	5.8

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Table 19.14 shows a typical case for a 2.5 m in-situ vein width and indicates that 5 to 6 stopes should be available throughout the mine life, depending on the mining widths. A 30% contingency is included in the estimate to ensure there will be flexibility in the production plan.

Based on the available work places in the mine layout, this level of stope availability has been scheduled, and the 250 t/d rate is expected to be achievable.

Alexco intends to operate the mine using an extended shift schedule utilizing two 11 hour shifts per day, 7 d/wk. This schedule has been used in the current mining study.

19.6	U N D E R G R O U N D M I N E M O D E L

19.6.1	G E N E R A L D E S C R I P T I O N

Figure 19.20 is a 3D view of the existing Bellekeno mine workings, looking at the mine from the footwall side, showing the names and relative locations of the three mining zones discussed in this report. Historical stopes are visible as outlines in the area of 200 level and 400 level. Currently planned mining solids (portions of 48 vein) are shown in cyan.

The mine access was historically via the 600 level portal and the 600 level track drift (2.7 m W x 2.4 m H) (Figure 19.20). During past mining, exhaust ventilation air was routed up through ventilation raises and out to surface via 200 level. There has been some caving on 200 level, just in from the portal, which has been inspected recently from surface and from underground. This area is planned for rehabilitation, which will re-open 200 level to surface for the purpose of exhaust ventilation.

In 2008, Alexco undertook the development of a new trackless 618 m decline to access the central area of the Bellekeno Mine, referred to as the BK East decline. This new decline provided access for dewatering, significant rehabilitation of existing workings, and diamond drilling. This work program started in late 2008 and was completed in mid-2009.

It is significant to note that there is currently safe and useable mine access through both 600 level portals shown in Figure 19.21. The historic internal trackless ramp system is also in good condition, having been rehabilitated during 2009.

All of the levels above 600 level (up to and including 200 level) have been accessed internally by manway raises and inspected during 2009. In many areas, such as in the previous square set mining area at 500 level, timber has been preserved due to high moisture levels and lack of air movement.

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19.6.2	U N D E R G R O U N D M I N E A C C E S S

The main access to the mine is the new BK East decline with nominal dimensions of 4.6 m x 4.6 m and also by the historic 600 level portal and track drift with dimensions of 2.7 m W x 2.4 m H.

The existing ramps that have been incorporated into the mine plan are nominally sized at 3.0 m to 3.2 m in height with an average width of 3.7 m. Tight sections of these ramps may be slashed out to accommodate a 15-t class underground truck or, alternately, smaller trucks may be used. New ramp development is planned at dimensions of 3.7 m x 3.7 m. The main areas of new footwall ramp development are shown in Figure 19.21 in dark red.

Ventilation options that have been considered all involve fresh air entering the BK East decline and exhausting by one of three possible routes:

out through the 600 level and 600 level portal (currently available)

exhaust via a new Alimak ventilation raise driven to surface (new raise required)

exhaust via the historic route – raises and out to surface on 200 level (rehabilitation needed).

These routes, discussed further in the ventilation section, are also the secondary escape-way options for the mine.

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Figure 19.20           3D View of Mine Workings Looking NE from the Footwall Side

200 level portal
200 level
300 level
400 level
BK East
decline
500 level
East zone
600 level
Planned ramp to
East Mid
99 zone
SW vent/escape raise
to 600 level
SW zone

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Figure 19.21           3D View of Existing Mine (Blue) Showing Planned Development Areas (Dark Red)

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19.6.3	A C C E S S F O R S T O P I N G

The primary mining method planned is mechanized overhand cut-and-fill. Individual stopes will be accessed by cross-cuts that branch off from the existing and planned extensions of the footwall ramps. The primary cross-cuts are shown in Figure 19.14 and Figure 19.15.

In the SW zone, cross-cuts will access stopes with lengths of nominally 70 m. Average primary cross-cut length is in the range of 55 m to 60 m. The cross-cuts are designed to approach the vein at a gradient of -15% such that back-slashing will access up to 3 additional cut elevations. The cross-cuts are planned at dimensions of 3.7 m x 3.7 m.

A remuck bay is planned at each intersection of a primary cross-cut and the main access ramp. They are sized to allow a 6-t LHD to load a small underground truck.

19.6.4	L I F E - O F - M I N E L A T E R A L D E V E L O P M E N T R E Q U I R E M E N T S

The Gemcom mine model was used to estimate lateral and raising development requirements.

LOM lateral development planned is shown in Table 19.15. Waste advance totals 5,887 m, which includes back-slashing for cut-and-fill access. Waste rock tonnage from lateral development is estimated at 251 thousand tonnes, which will be partly consumed as backfill during the mine life.

Table 19.15           LOM Lateral Development Requirements

Main Access Ramps	Width (m)	Height (m)	Length (m)	Waste (t/m)	Waste (t)
SW Zone	4.0	4.0	1,072	43	45,586
99 Zone	4.0	4.0	99	43	4,204
East Zone	4.0	4.0	928	43	39,449
Sub-total Ramps			2,099		89,239
Cross-cuts
SW Zone	3.7	3.7	2,078	43	88,318
99 Zone	3.7	3.7	1,054	43	44,799
East Zone	3.7	3.7	571	43	24,255
Sub-total Cross-cuts			3,702		157,371
Infrastructure
Tails Remuck	4.0	4.0	25	50	1,242
Other	4.0	4.0	60	50	2,981
Sub-total Infrastructure			85		4223
Total Lateral Metres			5,887		250,833

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Based on LOM production of 322,000 t of vein material, the following key ratios have been estimated:

55 mined vein tonnes per metre of waste development

0.80 waste tonnes per vein tonne (includes raise waste).

These are typical values for narrow vein mining projects.

The Bellekeno mine plan does not include any development on vein. The only advance on vein will be within the cut-and-fill stopes and it is reported as production in units of tonnes. For the purpose of comparison only, the LOM cut-and-fill face advance on vein is estimated at 7,745 m.

19.6.5	L I F E - O F - M I N E R A I S I N G R E Q U I R E M E N T S

LOM raising requirements are shown in Table 19.16.

Table 19.16           LOM Raising Requirements

Raise Description	Width (m)	Height (m)	Length (m)	Waste (t/m)	Waste (t)
SW Vent Raise 800-600L	2.4	2.4	84	17.9	1,502
SW Vent Raise D Block	2.4	2.4	45	17.9	805
East Mid Vent Raise	2.4	2.4	60	17.9	1,073
East Mid Vent Raise	2.4	2.4	69	17.9	1,234
East Upper – Mining	2.4	2.4	70	vein	0
East Upper – Rock Pass	2.4	2.4	55	17.9	984
Local Ventilation Raises	2.4	2.4	100	17.9	1,788
Sub-total Raises			483		7,386

The first four raises listed in Table 19.16 require manways. The line item “East Upper – mining” covers two timbered raises that will provide access to the shrinkage stope planned for East Upper mining block.

The local ventilation raises planned will create flow through connections between stope access cross-cuts in key areas, reducing the dependence on auxiliary ventilation fans and ducting. These raises have not been designed but they are included in the operating cost estimate.

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19.7	D E V E L O P M E N T A N D P R O D U C T I O N S C H E D U L E

19.7.1	I N T R O D U C T I O N

In order to create an accurate LOM production schedule for the Bellekeno Mine, the period of ramp up to full planned production rate was first scheduled in detail. SRK developed a Gantt chart (schedule) using Microsoft Project, which represents the mine tasks that must be completed during the pre-production period (Figure 19.22). The pre-production period has been defined as:

Starts – when the independent project consultant (IPC) completes his review of the development plan and provides a positive report. This would trigger the release of funding to start the capitalized work in the underground mine.

Ends – when the underground mine achieves “Initial Completion” which is 30 days of production mined and milled at a rate of 250 t/d. The target for the 30 days is no later than June 2010.

For the purpose of the mine plan, SRK has assumed a 9-month pre-production period from Q4 2009 through Q2 2010.

In creating the Gantt chart, it was assumed that:

A positive report from the IPC would be received by Alexco by the end of October 2009. Work on pre-production tasks would then begin in the mine.

Regarding the mill construction schedule, the project schedule indicates that mill commissioning will occur in early June 2010.

The planned lateral development advance rates generally do not exceed a line advance rate of 4 m/d. Many development tasks are scheduled at lesser rates.

Lateral development will be performed by a contractor.

Initial mining will start in SW zone and 99 zone.

The objectives of this work are as follows:

Schedule the key tasks to be completed in the mine such as rehabilitation, lateral development, ventilation raising, construction work, etc.

Determine how many months will be required to complete pre-production tasks.

Estimate the lateral development schedule, and the total metres per month to be achieved. Try to minimize and smooth the development required per month.

Determine the critical path activities.

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Determine capital requirements to complete the pre-production development work.

SRK prepared the LOM production schedule in Excel, covering the full mine life (Table 19.17). Its purpose is to define the sequencing of each stoping block, respecting the dependencies among them, and to schedule the tonnage and grade mined for the LOM. The front end of this Excel schedule was defined by the pre- production Gantt chart.

Both schedules were based on continuous work, with two 11-h shifts per day, 7 d/wk.

19.7.2	C O N T R A C T O R I N V O L V E M E N T

Alexco will employ a mining contractor to perform the mining at Bellekeno. The contractor will provide labour and equipment and some supplies. Alexco will provide most of the mining supplies, and the technical services. Alexco personnel will also undertake surface trucking for the haulage of mined vein material to the mill, and development waste rock to the surface storage pile.

Limited in-fill diamond drilling and possibly some exploration drilling may be performed by a separate contractor.

This operating scenario impacts certain aspects of the schedule such as:

Contractor mobilization time must be allowed for.

Recruitment, build up, and training of Alexco’s own workforce is not required.

Required productivities for development and mining will be achieved more quickly using a mining contractor.

Lead times for purchasing key mining equipment are not an issue for Alexco.

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Figure 19.22           Pre-production Gantt Chart – Page 1 of 2

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Figure 19.22 (cont’d)           Pre-production Gantt Chart – Page 2 of 2

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19.8	P R E - P R O D U C T I O N G A N T T C H A R T

19.8.1	P R E - P R O D U C T I O N S C H E D U L E R E S U L T S

The following list provides the key results from the pre-production Gantt chart:

The pre-production Gantt chart indicates that the mine should be ready for production starting in June 2010.

Lateral development required during the first 9 months totals 426 m.

As noted, mine pre-production tasks do not start until the IPC provides a positive report on the Development Plan. The critical path for mine activities is listed by completion date in the following sequence of events (mill tasks are excluded here):

October 29, 2009: positive report by IPC

November 26, 2009: contractor mobilization to site (4 weeks allowed)

December 17, 2009: excavate the three central material storage cross-cuts

December 27, 2009: install fan 1 and duct over and above the bottom of BK East decline

January 17, 2010: slash SW ramp for truck width, spot bolt, road and pipe work (4 weeks)

February 3, 2010: drive 66 m of SW A block ramp and 16 m Alimak cross- cut

April 10, 2010: drive 84 m of Alimak for SW1 raise, install manway

April 20, 2010: install SW ventilation fan 5; establish flow through ventilation for SW zone

May 4, 2010: complete SW A block cross-cut, 40 m

June 1, 2010: vein water drainage time allowance complete

Beyond: production stoping can begin.

It should be noted that there are many other important tasks happening in parallel (Figure 19.22), but this sequence has defined the critical path timing.

19.8.2	V E N T I L A T I O N P L A N S

The mine ventilation plan is closely linked to the pre-production mine tasks. General concepts that were considered to ventilate the mine included:

1.	exhaust air out through 625 adit (this is the current configuration)

2.	exhaust air through a new ventilation raise to surface

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3.	exhaust air through existing raises from historic mining; this would have exhaust air moving upwards through existing raises and onto upper levels, and out to surface on 200 level.

It should be noted that all of these alternatives have fresh, heated air entering the mine through the BK East decline. Ventilation modelling and cost estimating support the current plan, which is to combine points (1) and (3), listed above.

Mining is scheduled to start first in SW and 99 zones and the initial start up ventilation plan is to move 30.7 m3 /s (65,000 ft3 /min) through the mine, with all exhaust out through the 600 level portal. This rate will continue until rehabilitation work on 200 level is completed.

Once 200 level is opened, total mine ventilation will increase to 33.0 m3 /s (70,000 ft3 /min) through the SW zone and 14.2 m3 /s (30,000 ft3 /min) through the upper 99 zone area, for a mine total of 47.2 m3 /s (100,000 ft3 /min). Intake will be through the BK E decline and exhaust will be split: 16.5 m3 /s (35,000 ft3 /min) out through 600 level portal and 30.7 m3 /s (65,000 ft3 /min) out on 200 level.

Once mining activity begins in the East zone, total mine ventilation will be increased to 63.7 m3 /s (135,000 ft3 /min).

Airway sizes and ventilation electrical power requirements are based on modelling.

19.8.3	P R O D U C T I O N A N D D E V E L O P M E N T S C H E D U L E S

The Bellekeno LOM production schedule is shown in Table 19.17. Although it is presented separately from the development schedule (Table 19.18), the two schedules are linked together so that the production schedule is dependent on the timing of the development that accesses each mining area.

A maximum allowable production rate was estimated for each mining area (stope block) to ensure that it would not be scheduled at an unrealistically high production rate. These maximum rates were based on stope cycle times and the number of independent mining fronts within each stope block.

Total LOM production is planned at 321,000 t over a 3.6-year mine life with plant feed metal grade averages of 0.42 g/t Au, 871 g/t Ag, 9.47% Pb, and 5.60% Zn. The average NSR value is $506/t milled.

Production is planned to begin in the SW zone with the high NSR value mining blocks and with no constraints from previous mining.

The development schedule shows a peak in requirements during mid-2012. This coincides with the development of the East Mid ramp system.

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Table 19.17           Bellekeno Production Schedule

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Table 19.18           Bellekeno Lateral Development Schedule

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19.9	E Q U I P M E N T , M A N P O W E R , A N D S E R V I C E S

19.9.1	C O N T R A C T O R I N V O L V E M E N T

Alexco will utilize a mine contractor for all mining functions. Alexco personnel will undertake surface truck haulage, and will provide technical services. All mine development and production work will be performed by a mining contractor. Limited in-fill diamond drilling and any additional exploration drilling may be performed by separate contractor.

19.9.2	M I N I N G E Q U I P M E N T

Table 19.19 shows the planned owner’s equipment fleet under the operating scenario where a contractor performs the mining. Contractor diamond drills are excluded from Table 19.19.

Table 19.19           Owner’s Equipment Summary

Mine Mobile Equipment	Number
Tractor	2
Surface Truck – 28 t	2
Pickup truck	2
Total Units	6

The tractors are for Alexco supervision and technical service functions.

The surface trucks are planned as articulated six wheel drive units that will be able to safely negotiate the winter roads on surface. Chains will be used for traction as required.

Surface trucking includes the truck cycle time from the central underground remuck bays, up the BK East decline, and to the surface destinations. Average one way haulage distances are 1,570 m for waste rock and 5,700 m for haulage to the Flame and Moth mill site.

The pickup trucks will be used by Alexco’s mine department employees.

Due to the relatively short mine life, no replacement equipment will be required.

19.9.3	U N D E R G R O U N D R O C K H A N D L I N G

Mine plans are based on using 10-t class underground trucks for handling vein material and waste. These smaller trucks will not be used on surface. Existing ramp

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cross sections are nominally sized at 3.0 m to 3.2 m in height with an average width of 3.7 m. New ramps and cross-cuts will be sized at 3.7 m x 3.7 m.

From the active stope face, LHDs will transport blasted vein material to remuck bays that are planned along the access ramps at each cross-cut intersection. All vein material from cut-and-fill stoping must be transported to the planned central remuck bay where surface trucks will rehandle the material up the BK East decline to the processing plant. All underground truck loading will be done by LHD.

Nominal one-way haulage distances from ramp remuck bays near the active stopes to the centrally located vein material remuck bay are estimated as follows:

SW zone – 960 m

99 zone – 310 m

East zone – 600 m.

All waste rock from development must be transported to the planned central waste rock remuck bay where surface trucks will rehandle the material up the BK East decline to the waste rock dump. Some of the waste rock will be placed by LHD into overhand cut-and-fill stopes as backfill.

A small percentage of the waste rock that may have the potential to become metal leaching will be trucked to a special containment area, or used as preferred rock fill.

Surface trucking will utilize 28 t six-wheel drive articulated trucks to transport vein material and waste rock from the central underground remuck bays for delivery to the processing plant or waste rock pile.

Surface trucks hauling vein material to the mill will back-haul dry tailings from the mill, back down the BK East decline, to the central cross-cut for tailings storage.

19.9.4	G R A D E C O N T R O L

Alexco intends to establish a Grade Management System (GMS) at the Bellekeno Mine. Elements of the system recommended by SRK are as follows:

Delineation. This task involves the generation of reliable vein data to enable the delineation of vein material above cutoff. This will be achieved through a combination of detailed mapping and sampling of cut-and-fill headings and underground grade control drilling as needed. An on site assay laboratory will be utilized.

Database Update. This task will ensure that data such as underground face sampling and geological mapping is systematically and accurately transferred to an industry standard database in a format that can readily be exported to other software applications.

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Grade Estimation. This task will ensure that the best unbiased grade estimate is obtained for each portion of vein to be mined. The 3D geological model will be updated by considering the latest mapping results. A 3D grade control block model will be constructed and regularly updated using grade control assay results.

Mining Block Definition. Stoping block outlines for each area of vein planned for mining will be established using the updated grade control block model. This will involve applying an appropriate cut-off NSR and defining the mining limits. Areas of “low grade” vein material can also be identified. The outlines will represent practical mining shapes such that they can be extracted with minimum dilution.

Mining Extraction. This task focuses on mining quality, with the main objective being to minimize unplanned mining dilution being incorporated into the vein material. For mining extraction to occur effectively, close lines of communication between mine operators, geologists and mine engineers will be established. Mining quality will be a team effort that is the product of effective training and the adoption of well defined mining procedures and standards.

Stockpile Balance Sheet. The stockpile balance sheet enables “live” stockpile tonnage and grade status reports for the ROM and low grade stockpiles. All stockpiles will be updated daily with tonnes added from mining sources, stockpile transfers and depletions due to crusher feed. The balance sheet is critical for predictions of daily grade as well as being an integral part of the resource to mine to plant reconciliation system, which will measure the overall mining process quality.

Reconciliations. Reconciliations will be conducted at various time intervals to evaluate different parts of the mining and material handling cycle. Reconciliations are valuable management tools to evaluate the quality of the mining process and to make management aware of any problems so that measures will be implemented to remedy the situation. SRK considers the following reconciliations as applicable:

–	predicted grade vs. plant head grade

–	grade control model vs. as mined

–	predicted grade vs. plant head grade averaged for a month

Follow Up. Significant and consistent variances highlighted in the various reconciliation studies will be followed up and resolved. Reconciliation variances in the GMS indicate that the mining process is not being optimized, which if left unattended can impact negatively on the overall financial performance of the operation.

Reporting. Measurable outputs of the GMS will be reported monthly to management in a format that permits a clear understanding of the grade control and mining quality issues and allows informed decisions concerning remedial action if required.

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19.9.5	B A C K F I L L I N G

Backfill will consist of a mix of development waste rock and dry (filtered) tailings from the process plant. Cemented backfill will be trammed into empty stopes by LHD and will be pushed up tight to the back using an LHD equipped with a “jammer” push plate (Figure 19.23).

Figure 19.23           Typical Backfill Jammer Attachment

Cement addition to the backfill will be achieved by spraying a metered amount of cement slurry into the LHD bucket as it is delivering the backfill to the stope. The slurry will be prepared in a mobile underground mixing plant, fed with bulk (1 t) bags of cement. LOM cement addition to backfill is estimated at 2% by weight.

The dry tailings storage and waste rock storage quantities are designed to be accommodated in underground cross-cuts to avoid winter freezing problems on surface.

Table 19.6 shows the LOM quantities of development waste rock broken and the quantities of waste rock and dry tailings used in backfill. The LOM backfill supply will consist of 84.8 kt waste rock (43%) and 114 kt dry tailings (57%).

19.9.6	M I N E M A N P O W E R

The Owner’s mine manpower estimate, organized by function, is shown in Table 19.20. The planned work schedule is two 11-h shifts per day, 7 d/wk. Employees will stay in camp on site, working a rotation of two weeks in and two weeks out. The mining contractor’s manpower is not shown.

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Table 19.20           Alexco Mine Manpower Estimate

Position	Alexco Mine Employees
Supervision
Mine Captain	2
Mine Clerk	1
Surface Ore & Waste Trucking
Volvo Truck Driver	3
Surface
Dozer Operator	0.5
Technical Services
Senior Engineer	1
Mine Engineer	2
Mine Technician	1
Surveyors	2
Senior Geologist	1
Geologist	1
Geological Technician	2
Total Alexco Mine Employees	17

19.9.7	U N D E R G R O U N D S U P P O R T S E R V I C E S

MINE VENTILATION

The initial air balance is shown in Table 19.21. All exhaust will be directed to surface out through the 600 level adit. Propane fired heaters are planned at the main air intake, BK East decline.

Table 19.22 shows how the air flows will be increased once 200 level rehabilitation is completed. The quantity of 47.2 m3 /s covers mining in the SW and 99 zones. Once mining starts in the East zone, mine ventilation will be increased to a total of 63.7 m3 /s.

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19.21        Ventilation Balance – Initial
Planned Airway	m3 /s	ft3 /min
Intake
BK Main Decline	30.7	65,000
Splits Into:
99 Zone FW Up Ramp	9.4	20,000
600 Level Down Ramp to SW Zone	21.2	45,000
Exhaust
600 Level Back to Central Mine	21.2	45,000
99 Zone Exhaust Down Raises	9.4	20,000
Exhaust Streams Combine:
600 Level Exhaust to 600 Adit	30.7	65,000

Table 19.22        Ventilation Balance – 200 Level Open

Planned Airway	m3 /s	ft3 /min
Intake
BK Main Decline	47.2	100,000
Splits Into:
99 Zone FW Up Ramp	14.2	30,000
600 Level Down Ramp to SW Zone	33.0	70,000
Exhaust
600 Level Back to Central Mine	33.0	70,000
99 Zone Exhaust	14.2	30,000
Exhaust Streams Combine:
Out to Surface on 200 Level	30.7	65,000
600 Level Exhaust to 600 Adit	16.5	35,000

The underground mine ventilation system was modelled using commercial software to determine the operating points for the planned underground fans in terms of air flows and pressures. SRK calculated the power draw for each main fan to support the mine electrical power consumption estimate.

MINE DEWATERING

The main sump was developed at the time that the BK East decline was driven. It is a double sump arrangement located centrally at the bottom of the BK East decline.

Clarified water from the main sump is pumped to the water treatment plant through piping installed along 600 level, to the 600 level adit. Pumping power requirements are minimal as there is almost no vertical head along the piping profile.

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As the mine begins production and development opens new areas, small area sumps will be set up with 10 kW submersible pumps, directing dirty water to the main sump.

ELECTRICAL POWER DISTRIBUTION

The estimated underground mine average power draw is 0.5 MW. The larger loads are related to the main ventilation fans, auxiliary ventilation fans, surface air compressors, and face jumbos.

The mine currently has an operating underground electrical power distribution system that will be expanded during mine production.

Power feed into the mine comes in through the 600 level adit comprising a 6,900 V line that extends across 600 level to the central mine area where it feeds a 1,500 kVA transformer.

Power will be distributed underground by 4,160 V cables to area transformers that will step the voltage down to 600 V suitable for mining equipment. As the mine is developed, two new transformers will be installed in the SW zone, and one in the East Mid zone.

COMPRESSED AIR DISTRIBUTION

Existing air compressors located at the 600 level adit will handle the planned air requirements. There are two existing JOY 750 ft3/min, 93 kW (125 hp) electric compressors. Mine capital includes a $50,000 provision for upgrading these units. Compressed air is delivered into the mine through 150 mm piping installed on 600 level.

The main uses of compressed air will be for stoppers and jacklegs installing ground support, Alimak raising, periodic shotcrete work, face pumps and ANFO loaders, and limited use of the bench drill.

Average consumption during the production period is estimated at approximately 0.47 m3/s (1,000 ft3/min).

MINE MAINTENANCE

Most of the mobile equipment maintenance will be performed in the existing surface shop, located at the BK East decline. The mine area is relatively small and it will not be difficult to bring underground equipment to the surface shop. An additional small maintenance shop will be set up underground to handle small repairs and routine servicing.

The maintenance department will have a fuel/service truck, a tractor, a scissor lift for electrical work, and a boom truck.

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In addition to the mobile equipment, the mine maintenance department will be responsible for the stationary equipment consisting of air compressors, main ventilation fans and heaters, electrical distribution system, and main dewatering pumps.

19.10	M A R K E T S

Production from the Bellekeno Mine will be a lead concentrate and a zinc concentrate. These concentrates will be high grade and generally low in volume of most elements that are considered impurities.

The concentrates can be marketed directly to smelters or can be sold through arrangements with global metal trading companies. Trading companies generally have flexibility to ship to multiple smelter locations and eliminate problems that could arise from relying on only one smelter to process concentrates. Also, arrangements through metal trading companies usually provide additional services beyond pure concentrate sales such as project financing, working capital financing, and various back office services if needed.

In discussions currently ongoing with several trading companies, it appears likely that the concentrates would go to smelters located in Asia and possibly North America.

19.10.1	L E A D C O N C E N T R A T E

The Bellekeno concentrates average ±70% lead, a high volume of silver at±6,200 g/t, and are generally free of elements that would incur additional processing cost. The lead concentrate includes the following parameters:

lead grade: 70.1%

zinc grade: 2.4%

gold grade: 1.56 g/t

silver grade: 6,246 g/t.

Because of the high silver content, China generally would not be a preferred market for these concentrates but should be acceptable to smelters in other locations.

19.10.2	Z I N C C O N C E N T R A T E

The zinc concentrates produced from the Bellekeno Mine average ±55% zinc with a low silver content of ±500 g/t. The only element that would incur a penalty charge is cadmium, which averages ±0.80% (0.4% or below would not incur a charge). Because of the low volume of concentrates produced, the cadmium should not be a problem for the smelters to accept.

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The zinc concentrate includes the following parameters:

zinc grade: 55.2%

lead grade: 0.96%

gold grade: 0.98 g/t

silver grade: 481 g/t.

The zinc concentrate also has a significant content of indium at ±400 ppm and may provide some economic benefit during periods of strong demand and high indium prices if delivered to smelters that recover indium.

19.10.3	A S S A Y R E P O R T

The full assay report for both the lead and zinc Bellekeno concentrates is displayed in Table 19.23:

Table 19.23        Assay Report – Lead and Zinc Concentrates

Element	Unit	Lead Concentrate	Zinc Concentrate
As	%	0.08	0.056
Sb	%	0.425	0.016
In	ppm	<5	371
Ga	ppm	<10	77
Ge	ppm	<10	<10
Se	%	<0.01	<0.01
Te	ppm	<5	30
Cd	ppm	276	7974
Al2O3%		0.16	0.07
BaO	%	<0.01	<0.01
CaO	%	0.24	0.15
Fe2O3%		2.7	9.49
K2O	%	<0.01	<0.01
MgO	%	0.08	<0.01
MnO	%	0.39	0.18
Na2O	%	0.03	0.04
P2O5%		<0.01	<0.01
SiO2%		1.84	0.47
TiO2%		0.03	0.03
LOI	%	8.16	13.13
Total	%	13.59	23.57

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19.10.4	C O N C E N T R A T E M A R K E T I N G

Discussions have been ongoing over the past several months with a number of the global metal trading companies for a life of mine off-take agreement for the Bellekeno concentrates. These discussions have also included the possibility of providing a back-stop financing arrangement and a working capital financing arrangement.

To date, two of the trading houses have shown serious interest in the concentrates and have submitted indicative or provisional contract terms. Contracts for the sale of concentrates include, but are not limited to, the following:

formula for payable metal

price determination for payable metal

concentrate treatment charge

metal refining charge

penalties determination and cost.

For long term contracts (longer than one year) these items are commonly reviewed and negotiated annually to reflect current market conditions for the various items.

However, in order to provide these inputs for an LOM financial assessment, Alexco requested and received from one of the traders what they would consider likely economic inputs over the next five to seven years. For the most part, their input seemed reasonable for where the market appears to be currently. Items for the economic evaluation are outlined in the following sections.

LEAD CONCENTRATE

Items for the economic evaluation of lead concentrate, provided in US dollars, are as follows:

Payable Lead – lesser of:

– minimum 3 units deduct

– 95% contained metal

Payable Silver:

– 50 g deduct

– 95% after deduct

Treatment Charge:

– $160/dmt

Lead Price Participation:

– basis $1,000/t ($0.45/lb)

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–	+$0.10/dmt concentrate treatment charge for each $1.00 increase in the lead metal price above $1,000

Silver Refining Charge:

–	$0.75/oz.

ZINC CONCENTRATE

Items for the economic evaluation of zinc concentrate, provided in US dollars, are as follows:

Payable Zinc – lesser of:

– minimum 8 units deduct

– 85% contained metal

Payable Silver:

– 3 oz/t deduct

– 65% after deduct

Treatment Charges:

– $170/dmt

Zinc Price Participation:

– +$0.13/dmt >$1,000/t to $1,250/t

– +$0.125/dmt >$1,250/t to $1,500/t

– +$0.10/dmt >$1,500/t to $2,000/t

– +$0.08/dmt >$2,000/t

– -$0.012/dmt <$1,000/t to $750/t

– -$0 <$750/t

Penalties – Cadmium:

– $2.00 dmt >0.4%/t.

19.10.5	C O N C E N T R A T E T R A N S P O R T A T I O N

The potential concentrate off-takers have indicated they assume that the concentrates will go to smelters in Asia (lead to Korea/Japan and zinc to China). However, one of the traders has discussed the possibility of sending about half of the concentrates (both lead and zinc) to a North American smelter (Trail).

The concentrates can be shipped in bulk cargo vessels from two ports that will require truck delivery on an all-weather highway from the concentrator in Keno City. The closest port is at Skagway, Alaska, approximately 650 km by truck; the other option is Stewart, located in BC, approximately 1,500 km from the concentrator facility. Shipments to Trail would be trucked direct.

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19.11	C O N C E N T R A T E S H I P P I N G L O G I S T I C S

19.11.1	I N T R O D U C T I O N

The sale and shipment of zinc and lead concentrates will be handled by a metals marketing broker. Although the destination of the concentrate would not be specified in any contractual arrangement, the most likely destinations will be in Asia and possibly Trail, BC. Delivery in bulk form is preferred since neither bulk containers nor bags would be practical and would severely limit the options for material placement.

Table 19.24 summarizes the total transportation costs per tonne for shipping concentrates.

Table 19.24        Bulk Form Transportation Costs

	Trucking (Cdn$/t)	Port Handling (Cdn$/t)	Ocean Freight (Cdn$/t)	Grand Total (Cdn$/t)
Zinc to China
Stewart	150.91	25.68	79.40	$255.99
Skagway	82.81	56.70	79.24	$218.75
Lead to Korea/Japan
Stewart	150.91	25.68	95.39	$271.98
Skagway	82.81	56.70	95.14	$234.65
Lead to Trail
Direct	225.13	n/a	n/a	$225.13

19.11.2	D E S T I N A T I O N S A N D V O L U M E S

The costs for transportation options in bulk form were based on the following anticipated destinations and volumes:

Destinations:

– zinc to China

– lead to Korea or Japan

– lead to Trail

Volumes:

– zinc: 24.39 t/d or 8,780 t/a

– lead: 31.71 t/d or 11,414 t/a.

19.11.3	T R U C K I N G

In order to accommodate the off-takers requirements for delivery in bulk form, trucking is based on the use of side-dump or end-dump trailers that would be loaded

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at the mine site by front-end loaders. Table 19.25 outlines distances, payloads, and costs from the mine site.

Table 19.25        Trucking Distances, Payloads, and Costs

Destination	Round Trip Distance (km)	Payload (t)	Rate/t (Cdn$)
Skagway, AK	1,310	47.5	82.81
Stewart, BC	3,052	40.1	150.91
Trail, BC	6,280	40.1	225.13

Note: all figures provided by Lynden Inc., a division of The Lynden Family of Companies.

Trucking may be impacted due to weather, road conditions, or spring breakup weight limitations.

19.11.4	P O R T H A N D L I N G

Based on the location of the Bellekeno mine site, there are two viable port locations – Skagway, AK, and Stewart, BC.

SKAGWAY, AK

Skagway Ore Terminal (SOT) was constructed to off-load, store, and load bulk mine products. It sits on a 6.7 acre industrial waterfront lot that is leased from the Alaska Industrial Development and Export Authority (AIDEA). AIDEA is a public corporation of the State of Alaska whose mission is to provide various means of financing to support economic development. Prospective users will enter into a Terminal Use Agreement with AIDEA and the operator of the facility which is Mineral Services Inc. (MSI).

A capital investment would be required in order to develop a storage facility. An assumption is being made for a storage building covering 15,750 ft2 (150' x 105') that would be divided in two in order to handle each type of concentrate. Based on this assumption and the anticipated volume, costs for handling, start-up, and shared facilities are outlined in Table 19.26.

Table 19.26        Port Development and Handling Costs – Skagway, AK

Description	Units	Commodity
		Zinc	Lead	Total
Annual Volume	t/a	8,780	11,414	20,194
Handling Rate	Cdn$/t	15.00	15.00
Total Handling Cost	Cdn$/a	131,700	171,210	302,910
SOT User Fee	Cdn$/a			625,400
SOT Facility Use Charge	Cdn$/a			128,982

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Description	Units	Commodity
		Zinc	Lead	Total
MSI Maintenance	Cdn$/a			34,800
MSI Property Tax	Cdn$/a			14,616
MSI Insurance (Operator)	Cdn$/a			10,440
MSI Insurance (AIDEA)	Cdn$/a			27,840
Grand Total per Year	Cdn$/a			1,144,988
Cost per Tonne per Year	Cdn$/t/a			56.70

Notes:

Handling Rate = US$12.50/t + 20% exchange.
SOT User Fee = US$130,291.65/Quarter annualized.
SOT Facility Use Charge = US$26,871.25/Quarter annualized.
MSI Maintenance = US$100,000/a at 29% cost share arrangement.
MSI Property Tax = US$30,000.00/a at 29% cost share arrangement.
MSI Insurance (Operator) = US$30,000/a at 29% cost share arrangement.
MSI Insurance (AIDEA) = US$80,000/a at 29% cost share arrangement.
All US$ amounts converted to Cdn$ using a 20% exchange rate.

STEWART,  BC

Stewart Bulk Terminals Ltd. is a privately owned and operated facility that is located in Stewart, BC, at the head of the Portland Canal – a 150 km fjord that is ice-free throughout the year. The terminal is accessible via truck on Highway 37A and offers full loading and unloading service for ocean vessels, barges, and trucks. The terminal currently handles concentrate from a northern BC mine and has recently entered into an agreement with a Yukon mine that is scheduled to commence production in the fourth quarter of 2010.

A capital investment would be required in order to develop storage capacity for both types of concentrates. The shipper would be required to finance the development, which is estimated at Cdn$862,000. Handling and capital costs are outlined in Table 19.27

Table 19.27        Port Development and Handling Costs – Stewart, BC

Description	Units	Commodity
		Zinc	Lead	Total
Annual Volume	t/a	8,780	11,414	20,194
Handling Rate	Cdn$/t	15.00	15.00
Total Handling Cost per Year	Cdn$/a	131,700	171,210	302,910
Capital Improvements	Cdn$/a			215,625
Grand Total per Year	Cdn$/a			518,535
Cost per Tonne per Year	Cdn$/t/a			25.68

Note: Capital improvements are estimated at Cdn$862,500 over 5 years at 5% per year.

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OCEAN FREIGHT

Ocean freight rates were provided by Gearbulk Shipping, an international shipping company that provides services for various industrial sectors including conventional bulk cargo. Ocean freight rates are volatile and subject to change based on supply and demand factors. The current pricing is as follows, based on shipments of 5,707 t or 8,780 t per vessel, depending on the type of concentrate. Ocean freight covers costs from to port to port but does not include port handling fees or transportation to smelting facilities.

to China – US$60/t

to Korea/Japan – US$70/t.

Docking fees cover the cost for vessel docking and undocking upon completion of loading and are as follows.

at Skagway – US$53,000 per vessel

at Stewart – Cdn$65,000 per vessel

at Skagway – US$15,000 per day (detention cost if applicable).

Table 19.28 summarizes total ocean freight costs.

Table 19.28        Ocean Freight Costs

	US$	Cdn$	Vessels/ Year	Volume (t)	Total Cost (Cdn$)
ZINC TO CHINA
Skagway
Docking Fees per Vessel	53,000	63,600	1		63,600
Ocean Freight	60.00/t	72.00/t		8,780	632,160
Grand Total per Year (Cdn$)					695,760
Cost per Tonne (Cdn$)					79.24
Stewart
Docking Fees per Vessel	n/a	65,000	1		65,000
Ocean Freight	60.00/t	72.00/t		8,780	632,160
Grand Total per Year (Cdn$)					697,160
Cost per Tonne (Cdn$)					79.40
LEAD TO KOREA / JAPAN
Skagway
Docking Fees per Vessel	53,000	63,600	2		127,200
Ocean Freight	70.00/t	8400/t		11,414	958,776
Grand Total per Year (Cdn$)					1,085,976
Cost per Tonne (Cdn$)					95.14

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	US$	Cdn$	Vessels/ Year	Volume (t)	Total Cost (Cdn$)
Stewart
Docking Fees per Vessel	n/a	65,000	2		130,000
Ocean Freight	70.00/t	84.00/t		11,414	958,776
Grand Total per Year (Cdn$)					1,088,776
Cost per Tonne(Cdn$)					95.39

Notes:

Shipper responsible for any vessel delay detention costs.

Vessels per year for zinc – based on 1 vessel loaded with 8,780 t.

Vessels per year for lead – based on 2 vessels loaded with 5,707 t each.

RISKS AND OPPORTUNITIES

For shipments to Asian markets, Alexco will need to make a long term commitment to a port facility which will include capital investment.

Backhaul opportunities for trucking should be explored in order to capitalize on potential cost savings. Possible backhauls include reagents and supplies such as lime, cement, and grinding media.

When shipping via Skagway, the port facility will need to be shared with cruise ships from May to September. Cruise ships have priority and delays for ore vessels will result in detention costs which are currently at US$15,000/d.

When making arrangements for ocean vessels, Alexco can work with other concentrate exporters in coordinating joint vessel shipments in an effort to reduce ocean freight costs.

19.12	E N V I R O N M E N T A L C O N S I D E R A T I O N S

19.12.1	E N V I R O N M E N T A L S E T T I N G

The Keno Hill Silver District including the Bellekeno mine has been a site of active mining activity (both placer and hard rock) for over 90 years. Although no active hard rock mining is currently occurring, active placer operations are located adjacent to the Bellekeno Mine.

The Keno Hill Silver District is located in central Yukon and is characterized by a sub- arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between -15°C and -20°C but can reach as low as -60°C.

Annual precipitation averages 280 mm; half of this amount falls as snow, which starts to accumulate in October and remains into May or early June. Evapotranspiration is

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estimated to be in the order of 200 mm. The landscape around the project area is characterized by rolling hills and mountains with local relief of up to 1200 masl. The highest point in the district is the summit of Keno Hill at 1975 masl. Vegetation is abundant with northern boreal forests occupying lower slopes and valley bottoms, and open and forest fringe areas of willow and scrub birch near hilltops. The hamlet of Keno City, a community with approximately 24 residents, is located 2.5 km to the east of the Bellekeno project area. The town of Mayo is located 60 km to the southwest, and has a population of approximately 400.

The region has been valuable to First Nations in the region for centuries for hunting and gathering and it also accommodates a variety of anthropogenic activities. Active trapping still occurs in the area and it is known and used for recreational pursuits.

The entire district supports a wide variety of wildlife including a unique population of butterflies. In spite of a long history of mining in the region the area supports wildlife resource utilization/exploitation by the local community and First Nations. Local knowledge and observations indicate that wildlife habitat is regenerating and wildlife populations are being sustained. Species at risk whose ranges may extend into the Keno Hill Silver District include peregrine falcon, grizzly bear, wolverine, short-eared owl, mule deer, elk, and cougar.

Alexco’s wholly owned subsidiary, ERDC currently holds a Type ‘B’ water license (QZ06-074) to conduct Care and Maintenance on the site, including continuous water treatment at four adit sites and seasonal treatment at the valley tailings location. Another Type ‘B’ water licence (QZ07-078) was obtained for dewatering and advanced underground exploration and development at Bellekeno. A key environmental issue with respect to the Bellekeno mine site is surface water quality. When the mine is not being actively dewatered, free draining water flows from the Bellekeno 625 level adit. This water is of neutral pH but has elevated levels of metals, particularly zinc. Zinc, which has been shown to be an indicator of water quality in the region, is soluble over a wide range of pH conditions. Flow from the Bellekeno Mine (currently being pumped) ranges from 2 to 10 L/s is captured and treated in a conventional lime precipitation treatment system and discharged to the local receiving environment. Water license QZ07-078 outlines the discharge criteria and compliance conditions for operation of the Bellekeno treatment system. At mine closure, water treatment will transition to passive mine pool and bioreactor treatment systems.

Studies have indicated that the majority of Bellekeno waste rock has minimal potential for generation of net acidity and/or metal leaching. Nonetheless, analyses both at Bellekeno and district wide indicate that some rock, particularly rock occurring close to mineralized systems, has slightly elevated sulphide and metals. Alexco has implemented a comprehensive waste rock management program, which involves field screening identification, segregation, and storage of potentially acidic/metal leaching waste rock in approved engineered impermeable lined waste rock storage facilities. Geochemical and acid base accounting confirmatory analyses, which are also part of the waste rock management program, have demonstrated the

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effectiveness of Alexco’s waste rock management approach during the Bellekeno advanced underground exploration and development program.

19.12.2	E N V I R O N M E N T A L S T U D I E S

Several in-depth environmental studies have been completed in the Keno Hill area. In 1996, a comprehensive site characterization report for the Keno Hill Silver Mining District was prepared by Access Consulting Group (Access), now a wholly owned subsidiary to Alexco (Access Mining Consultants Ltd., June 3, 1996. United Keno Hill Mines Limited, Report No. UKH/96/01, Site Characterization). The report describes in detail all environmental aspects of the area including:

historic information on development in the region

regional description of the environment

detailed geochemical description of the area

site wide detailed description of water quality

environmental impact assessment.

Access has recently updated this work in a new report entitled “Environmental Conditions Report Version No. 1, Keno Hill Silver District, Yukon” dated August 2009. As part of the condition for the purchase of the assets of the UKHM property, Alexco commissioned a Baseline Environmental Assessment of the property. SRK was contracted by Alexco to conduct site inspections as part of this assessment. SRK completed a final report in 2007 entitled “Baseline Environmental Report, United Keno Hill Mines Property” dated April 2007.

The Waste Rock Management Plan developed for the advanced underground exploration and development program at Bellekeno will serve as the basis for management of underground waste material during operations. Many of the environmental and socioeconomic issues associated with tailings have been identified and addressed in draft tailings management plan put forward during environmental assessment and permitting. A variety of data and studies on district wide waste rock and tailings are on-hand, dating back to 1996. In addition, a geoenvironmental characterization study on Bellekeno waste and mineralized rock was conducted in late 2007. This information has served to facilitate the development of both Waste Rock and Tailings Management Plans required for production planning at the site. A hydrogeological study and groundwater monitoring network will be installed in the vicinity of the mill site location in order to address concerns about possible impacts of the milling operations to groundwater or receiving surface waters.

19.12.3	R E G U L A T O R Y R E G I M E

Major hard rock mining projects in the Yukon moving to development and/or production require a detailed environmental and socio-economic assessment and

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various regulatory approvals, including but not limited to a Type ‘A’ or ‘B’ Water License and a Quartz Mining License. Mining and milling activities associated with production at the Bellekeno mine will require both a Type ‘A’ Water License and a Quartz Mining Licence.

There are two distinct stages that a project goes through before mining activity can commence. First, an assessment identifies environmental and socio-economic effects, their significance, and related mitigation measures. Secondly, there is the regulatory stage where regulators issue their respective permits, licenses or other authorizations as the case may be.

Environmental assessments in the Yukon are governed by the Yukon Environmental and Socio-economic and Assessment Act (YESAA). YESAA sets out how assessments will be done for a variety of activities, including projects, existing projects and plans. Assessments look at the environmental and socio-economic effects (positive and negative) of activities and integrate scientific information, traditional knowledge, and other local knowledge in all assessments. The assessment process incorporates principles that include recognizing and enhancing traditional First Nation economies and providing participation opportunities for interested persons.

In general, assessors look at the potential environmental and socio-economic effects of proposed activities and recommend whether the activities should proceed, proceed with terms and conditions, or not proceed. When assessments are complete, recommendations with reasons are forwarded to the relevant decision bodies. Yukon government, and in some cases, the Federal government and/or First Nations governments, act as the main decision bodies for the activities and receives the recommendations from the assessor with all relevant project information. The decision body (or bodies) then decides whether to accept, reject, or vary the recommendations of the assessor, and issues a decision document. Once a decision document is issued, both the water licence and quartz mining licence can be obtained. Water licences are issued by the Yukon Water Board (the Board), which has specific responsibilities under YESAA. The Board cannot issue a water use licence, or set terms of a licence, that are contrary to a decision document issued under that legislation. For this reason, an application for a water use licence must be accompanied by a decision document issued under YESAA. Quartz Mining Licences are issued by the Energy Mines and Resources branch of the Yukon government. The Quartz Mining License will contain terms and conditions regarding reclamation of mining activities as well as financial security for reclamation and closure activities. Reclamation under the Quartz Mining License includes terrestrial impacts of the mining operation. Activities related to the use of water or the deposit of waste into water will continue to be covered under the mine’s Water Licence.

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19.12.4	P R O J E C T P E R M I T T I N G

EXISTING PERMITS

Both district wide surface exploration and advanced underground exploration activities for the Bellekeno Project are conducted under Mining Land Use authorization LQ00240. This permit is valid until June 16, 2018 and grants Alexco approval to complete an advanced underground exploration program, extract bulk samples, and rehabilitate the historic workings in preparation for a production decision. The Type ‘B’ Water Use Licence QZ07-078 authorizes dewatering of the Bellekeno Mine as well as the use and deposit of water related to advanced underground exploration and development activities.

BELLEKENO MINE DEVELOPMENT AND PRODUCTION PERMITTING

An application including the project description with assessment of associated environmental impacts and mitigation was submitted in February 2009 to the Yukon Environmental and Socio-economic and Assessment Board (YESAB) under YESAA file 2009-0030. YESAB completed its assessment of the project in June 2009 and recommended that the project proceed subject to specific terms and conditions outlined in their final evaluation report. The government of Yukon issued their Decision Document on YESAA file 2009-0030 on July 10, 2009. A Quartz Mining Licence is currently being developed that will authorize construction and development of all mine and mill facilities not requiring a Type ‘A’ water licence. The application for a Type ‘A’ water licence was submitted on September 3, 2009. This authorization is the final major approval required for production of the Bellekeno Mine and is anticipated Q1/Q2 of 2010.

A list of assessments, major permitting authorizations, and minor permits currently held or anticipated for the Bellekeno Project are listed in Table 19.29.

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Table 19.29        Assessments, Major Permitting Authorizations, and Minor Permits

Assessment/Licence/Permit	Agency Responsible	Status	Authorization Number	Update/ Amendment Required
YESAA	YESAB	Completed	2009-0030	N/A
Major Permitting Authorizations
Class 4 MLU	Yukon Gov’t Energy, Mines and Resources/Minerals Management Branch	Rec’d 2008	LQ00-240	As needed
Type B Water Use Licence Advanced Underground Exploration	Yukon Water Board	Rec’d Oct. 2008	QZ07-078	As needed
Type B Water Use Licence C&M	Yukon Water Board	Received	QZ06-074	As needed
Quartz Mining Licence	Yukon Gov’t Energy, Mines and Resources/Minerals Management Branch	Anticipated Early Nov. 2009	QML-0009	As needed
Type A Water Use Licence	Yukon Water Board	Anticipated Q1/Q2 2010	QZ09-092	As needed
Construction Related Permits
Mill Site Construction Permits
A. Foundation Permit	Yukon Gov’t Community Services/Building Safety	Rec’d Aug. 2009	20090600217B	n/a
B. Building/Plumbing/Mechanical	Yukon Gov’t Community Services/Building Safety	Will be required		n/a
C. Electrical Permit	Yukon Gov’t Community Services/Building Safety	Will be required		n/a
Flat Creek Camp Expansion Construction Permits
A. Permit to Install a Sewage Disposal System	Yukon Gov’t Community Services/Building Safety	Rec’d June 10, 2008	3448	Yes, if camp is expanded to >100 persons
Access To Highway	Yukon Gov’t Highways and Public Works/Transportation Maintenance Branch	Anticipated		n/a

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Assessment/Licence/Permit	Agency Responsible	Status	Authorization Number	Update/ Amendment Required
Gas Installation Permit	Yukon Gov’t Community Services/Building Safety	Will be required		n/a
Registration Of Aboveground Fuel Storage Tank	Yukon Gov’t Energy, Mines and Resources/Mining Lands	Existing	N/A	Yes, for mill and mine sites
Storage Tank System Permit	Yukon Gov’t Community Services/Building Safety
Minor Permitting Authorizations
Explosives Storage Permit	Natural Resources Canada/Minerals & Metals Sector	Existing	YT469	Expires April 2, 2013
Air Emissions Permit	Yukon Gov’t Dept. of Environment/ Standards and Approvals Section	Existing	4201-60-026	Yes
Lease for Process Plant Site	Yukon Gov’t Energy, Mines and Resources/Minerals Management Branch	Anticipated Early Oct. 2009		n/a
Special Waste Permit	Yukon Gov’t Dept. of Environment/ Standards and Approvals Section	Existing	41-199
Commercial Dump Permit	Yukon Gov’t Dept. of Environment/ Standards and Approvals Section	Existing	81-012
Miscellaneous Minor Permits
Fire Alarm Certification	Total Fire Protection Services Ltd.			n/a
Burning Permit	Resource Management Office, Village of Mayo	As needed		n/a
Permit – Purchase Of Fuel Tax Exempt	Department of Finance, Taxation	Existing	# M01761	Annual Renewal

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19.12.5	C L O S U R E

As a condition of the production Water and Quartz Mining Licences, a comprehensive reclamation and closure plan is currently being developed. The plan addresses final closure of the Bellekeno Mine, including:

reclamation objectives

progressive reclamation plans

removal of facilities and structures

closure of tailings and waste rock storage areas

reclamation and re-vegetation of the surface disturbances

protection of water resources

a cost estimate to close and reclaim the mine.

Financial security to implement the reclamation and closure plan will be posted with the appropriate regulatory agency. Financial security can be posted in a number of fashions but the most common is cash or a Letter of Credit. The security will be posted on a progressive schedule throughout the life of the project as the liability is created rather than posting the entire security amount at the beginning of the project.

The Bellekeno Mine development is a brownfields project located within a historic mining district. While development of the Bellekeno Project will mainly affect previously impacted sites, there is expected to be some disturbance to new areas.

Progressive reclamation will be incorporated into the operating plans and used/credited to offset future closure liabilities and cost estimates. The project plan, as considered in this report, incorporates several important mitigation features that serve to substantially minimize both surface disturbance and end-of-mine closure obligations, including:

dewatering tailings to produce a ‘dry-stackable’ product in order to minimize tailings footprint and reduce freshwater makeup and reduce bonding requirements minimizing sulphide content in tailings by production of a pyrite concentrate backfilling of tailings including all pyrite tailings

through the waste rock management plan, identification and separation and special disposal of the proportionally small amount of potentially acidic/metal leaching waste rock implementation of Alexco’s proprietary underground mine pool and bioreactor water treatment systems for an effective walk-away strategy for mine pool and mill site water closure.

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Alexco’s senior management team has a demonstrated track record for reclamation and closure performance at the Brewery Creek mine site in the Yukon, which received the Department of Indian Affairs and Northern Development Robert E. Leckie Award for Outstanding Reclamation Practices in both 1999 and 2002. In 2003, industry and government representatives praised the work completed at Brewery Creek for leadership and innovation in mine reclamation technology.

19.13	T A X E S

The economic analysis has been completed on a pre-tax basis.

The Canadian mining taxation regime is essentially a three-tiered tax system:

Federal income tax is levied on a mining operation’s taxable income (generally being net of operating expenses, depreciation allowance on capital assets and the deduction of exploration and pre-production development costs).

Provincial and territorial income taxes are based on the same (or similar) taxable income.

Provincial and territorial mining taxes, duties, or royalties are levied on a separate measure of production profits or revenues.

FEDERALAND YUKON INCOMES TAXES

The current Federal corporate income tax rate for 2008 is 19.5% and will be decreasing in phases to 15% by 2012 under mandated reductions. The Yukon income tax rate is 15%, levied on taxable income as calculated for Federal purposes.

YUKON MINING TAXES

Yukon mines are taxed under the Quartz Mining Act, legislation that originally dates from the 1800s. Under this legislation, mining taxes in the Yukon are based on gross mining profit (NSR less operating costs) but the taxable basis differs from the Federal calculations. Specifically, the annual depreciation for Yukon purposes is calculated as 15% on a straight-line basis and royalties and interest expense are non-deductible; however, Federal and Yukon corporate income taxes paid are deductible.

Annual royalties are payable with respect to mines based in the Yukon if the combined annual taxable mining profits of all Yukon-based mines under common management for a calendar year exceed $10,000. The annual royalty is calculated as follows:

3% on combined annual profits in excess of $10,000 and up to $1 million

5% on combined annual profits in excess of $1 million and up to $5 million

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6% on combined annual profits in excess of $5 million and up to $10 million a proportional increase of 1% for each additional $5 million of combined annual profits in excess of $10 million (no maximum).

19.14	C A P I T A L C O S T E S T I M A T E

19.14.1	O V E R A L L C A P I T A L C O S T S U M M A R Y

Detailed capital costs estimates have been prepared by Wardrop for the mill building and infrastructure, and by SRK for the mine.

A summary of the overall capital cost estimate for the mine, mill and infrastructure is shown in Table 19.30.

Table 19.30        Overall Capital Cost Estimate Summary

Area Description	Total Cost (Cdn$ 000)
Direct Costs
Site Development	3,282
Underground Mining	6,310
Crushing	901
Fine Ore Storage	1,267
Mill Building	7,128
Tailings	1,681
Site Services	1,489
Ancillary Facilities	1,754
Plant Mobile Fleet	797
Temporary Services	754
Indirect Costs
Project Indirects	4,574
Owner Costs	5,928
Contingency*	5,779
Total Project Costs	41,644

* refer to Table 19.35 for contingency allowances.

19.14.2	M I L L B U I L D I N G A N D I N F R A S T R U C T U R E C A P I T A L C O S T S U M M A R Y

The purpose of the basis of estimate is to describe the methodology in the development of the capital cost estimate. This estimate is considered to be an AACE Class 3 estimate with an accuracy of +15%, -5%, which is suitable for project appropriation and for cost control during the EPCM phase of the project. The base date for the estimate is Q3-2009.

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Wardrop has compiled the estimate in conjunction with the following:

Alexco:

–	provided Owners costs

–	assisted in soliciting vendors quotes for 69 kV/4.16 kV 3 MVA substation, communication system, and Flat Creek Camp expansion

SRK – provided mining costs

A summary of the mill building and infrastructure cost estimate is shown in Table 19.31.

Table 19.31        Mill Building and Infrastructure Capital Cost Summary

Area Code	Area Description	Total Cost (Cdn$ 000)
Direct Costs
A	Site Development	3,282
B	Underground Mining	Not Included
C	Crushing	901
D	Fine Ore Storage	1,267
E	Mill Building	7,128
F	Tailings	1,681
G	Site Services	1,489
J	Ancillary Facilities	1,754
L	Plant Mobile Fleet	797
M	Temporary Services	754
Indirect Costs
X	Project Indirects	4,574
Y	Owner Costs	869
Z	Contingency	3,247
Total Project Costs		27,743

19.14.3	M I N I N G C A P I T A L C O S T S U M M A R Y

Initial capital is estimated at $13.9 million and it covers expenditures during the pre- production period, which SRK has assumed to be the 9-month period from October 1, 2009 through June 30, 2010.

A summary of the mining cost estimate is shown in Table 19.32.

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Table 19.32        Mining Capital Cost Summary

Mine Capital Item	Initial (Cdn$000)	Sustaining (Cdn$000)	Total (Cdn$000)
Owners Cost – Mine Related	4,740	0	4,740
Contractor Mobilization & Demobilization	116	289	406
Capitalized Development	2,288	5,399	7,687
Capitalized Raising	417	1,037	1,454
Mine Equipment	1,038	0	1,038
Initial Underground Projects	1,380	0	1,380
Underground Mobile Slurry Plant	173	0	173
Underground Electrical Distribution	480	320	800
Pre-production Mine Operating	534	0	534
Sustaining Capital General	0	1100	1,100
Mine Closure	0	0	0
Sub-total Directs	11,166	8,145	19,312
Contingency on Directs	2,532	1,419	3,951
Support Costs	203	32	235
Total Capital	13,901	9,596	23,498

19.14.4	M I L L B U I L D I N G A N D I N F R A S T R U C T U R E B A S I S O F E S T I M A T E

SOURCES OF INFORMATION

The capital cost estimate for the mill and infrastructure scope of work is based on the following:

budget quotations for all “tagged” equipment

Wardrop’s in-house database

preliminary material take-offs by discipline

preliminary instrumentation index

cost books.

Comprehensive equipment specifications were prepared and issued to qualified vendors for budgetary quotations. The vendors provided equipment price, delivery lead times, freight costs to marshalling yard, and spares allowance. Where applicable, the vendor also provided estimated installation hours for the specified equipment.

Where applicable, equipment is at the suppliers’ facility.

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Cost of spare parts, taxes, duties, freight, vendor assistance and packaging (if appropriate) are covered in the indirect section of the estimate.

Except for specialized equipment, items valued under $100,000 may be priced from in-house data or recently updated pricing from other projects.

ESTIMATE ORGANIZATION

The estimate is assembled and coded with a hierarchical Work Breakdown Structure (WBS) of Area, Section, and Sequence.

X99	99	99.99
Area	Section	Sequence

PR O J E C T   A R E A S

The area numbering system is described in Table 19.33.

Table 19.33        Area Numbering System

Area No.	Area Description
A00 – Site Development
A01	Bulk Earthworks
A02	Access Road
A03	Site Roads
A04	Site Drainage
A05	Fencing/Gates (Site Control)
A06	Power Supply and Distribution
A07	Control System
A08	Communication System
B00 – Underground Mining – Not Included
C00 – Crushing
C01	Coarse Ore Crushing and Screening
D00 – Fine Ore Storage
D01	Fine Ore Storage
E00 – Process
E00	Mill Building
E01	Grinding and Classification
E02	Flotation and Regrind
E03	Concentrate Dewatering
E04	Concentrate Loadout
E05	Reagents

table continues…

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Area No.	Area Description
F00 – Tailings
F01	Tailings Dewatering
F02	Dry Stacked Tailings Facility
F03	Site Water Management (not included)
G00 – Site Services
G01	Fresh/Fire Water
G02	Process Water
G03	Potable Water
G04	Gland Water
G05	Plant and Instrument Air
G06	Sewage System
G07	Fuel Storage (Diesel)
G08	Propane Storage
J00 – Ancillary Facilities
J01	Warehouse Storage
J02	Administration Building
J03	Assay Laboratory
J04	Concentrate Storage Building
L00 – Plant Mobile Fleet
L01	Process Mobile Fleet
L02	Site and Road Maintenance
L03	Bussing Service
M00 – Temporary Services
M00	Temporary Services
X00 – Project Indirects
X01	Construction Indirects
X02	Spare Parts
X03	Initial Fills and Warehouse Inventory
X04	Freight & Logistics
X05	Commissioning and Start-up
X06	Engineering and Procurement
X07	Construction Management
Y00 - Owners Costs
Y01	Owners Costs
Z00 – Contingency
Z01	Contingency

S E C T I O N   CO D E S

The section numbering system is detailed in Table 19.34.

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Table 19.34        Section Numbering System

Section No.	Description
Direct Works
1	Site Water Management - Not Included
2	Bulk Earthwork
4	Civil (Detail Excavation and Backfill)
6	Concrete
8	Structural Steel
10	Architectural
11	Platework
12	Mechanical
13	Piping
14	Building Services
17	Instrumentation and Controls
18	Electrical
20	Plant Mobile Equipment
40	Mining – Not Included
42	Mining Mobile Equipment – Not Included
Indirect Works
91	Construction Indirects
92	Spares
93	Initial Fills
94	Freight and Logistics
95	Commissioning and Start-up
96	EPCM
98	Owners Costs
99	Contingency

PRICING AND QUANTITY

G E N E R A L

All quantities are developed from general arrangement drawings, process design criteria, process flow diagrams, and equipment lists. Details on the respective discipline quantities are as described in the following sections.

B U L K   EA R T H W O R K S

This section includes site preparation, site roads, access roads, drainage, and fencing.

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Bulk earthworks quantities are generated from rough grading designs using Autodesk Land Development Desktop Civil Package.

Excavation of topsoil and allowance for rock excavation is based on the geotechnical information available at the time of the estimate preparation.

Structural fill pricing is based on aggregates being produced at site utilizing a portable crushing and screening plant. The price of the aggregate plant is included in the capital cost estimate.

In the bulk earthwork estimate, Wardrop has made the following assumptions:

topsoil – 300 mm average, to be stripped and stockpiled on site

15% of excavated material is deemed to be unsuitable

25% of excavated material is deemed to be excavation in rock, of which 50% will be rippable rock and balance will require drilling and blasting surplus excavated material to be stockpiled on site

an average of 300 mm thick gravel surfacing (minus 30) is provided over the plant site area all roads will have 200 mm thick surfacing material (minus 50) complete with 300 mm thick base (minus 300) and 500 mm thick sub-base.

a portion of the earthworks has already been done outside the scope of this estimate; therefore, Wardrop has assumed that 50% of the measured quantities are the estimated balance to complete.

C I V I L

This section includes the detailed excavation and backfill.

C O N C R E T E

The mill building foundations and slab-on-grade has been excluded from this estimate as it has been completed as part of the accelerated 2009 summer construction program.

The remaining concrete quantities are based on “neat” line quantities from engineering designs and sketches. For estimating purposes, designers have provided quantities to the estimator based on the following breakdown:

lean concrete

concrete footings

concrete grade beams

concrete columns and pedestals

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concrete walls

concrete slab on grade and curbs

concrete elevated slabs

concrete equipment bases, <1 m3

concrete equipment bases, >1 m3

anchor bolts

embedded metal

rock anchors

grout.

Typically, all concrete is based on 30 MPa with the exception of lean mix levelling concrete, which is 10 MPa. Wardrop’s concrete price is based on a contractor’s quote of $794/m3 for batching and delivered to site. The batch plant used to complete the mill foundation in September 2009 is still at the mill site location. It will be left in place until completion of the remaining concrete requirements in spring 2010.

Unit rates for each type include formwork, reinforcing steel, placement, and finishing of concrete.

S T R U C T U R A L   S T E E L

Steel quantities are based on quantities developed from engineering design and sketch with 20% allowance for cut-offs, bolts, connections, and wastage.

Quotes were obtained for the buildings, which included the cranes, cranes rails, and ventilation where applicable.

For estimating purposes, designers have provided steel quantities as per the following breakdown:

light weight steel – <30 kg/m (tonnes)

medium weight steel – 30 to 60 kg/m (tonnes)

heavy steel – 61 to 90 kg/m (tonnes)

heavy steel – 91 to 150 kg/m (tonnes)

extra heavy steel – >150 kg/m (tonnes)

grating (m2 )

stairways (m) - based on inclined length

handrail complete with kick-plate (m)

ladders (m)

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An allowance has been included for 2 levels of piping/cable tray support steel to run around the inside building columns approximately 1 m wide and stacked 1.5 m apart vertically, on the bottom level, 3.5 m above grade. Spacing between support columns is 6 m with intermediate support every 3 m.

P L A T E W O R K

Quantities for all platework and metal liners for tanks, launders, pumpboxes, and chutes have been calculated based on detailed quantity take-offs developed from design drawings and sketches, and are provided in kilograms of steel.

M E C H A N I C A L

The estimate was based on budgetary quotes obtained for the majority of the mechanical equipment. Mechanical equipment packages that have been quoted are as follows:

semi-portable crushing plant

thickeners

concentrate and tailings pressure filters

grinding mill

flotation cells

agitators

propane fired make-up air units

propane storage facility

propane fired radiant heaters

solution pumps, slurry pumps, water pumps, and sump pumps (vertical)

field fabricated and shop fabricated storage tanks

ore sampler

radial stacker

conveyors

high frequency screen.

P I P I N G

The piping quantities are estimated based on the mill building general arrangement/section drawings and the P&IDs, which identified pipe size and specifications.

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For piping 3" diameter and over, a detail quantity has been taken off for pipe lengths and fittings. In the case of piping under 3" diameter, with the exception of ring mains (noted on piping estimate), Wardrop has made an allowance of average 15 m per line to include pipe length and fittings.

Special piping such as stainless steel is listed separately; flanges and bolt-ups are included. Allowances are also included for specialty items (flexible hoses, etc.) supports, painting, and tagging as appropriate. Pipe supports are included as an allowance.

Wardrop has assumed that some of the small-bore piping will be supported on cable trays.

BUILDING SERVICES

PL U M B I N G   A N D   D R A I N A G E

The estimate is based on costs per square metre, calculated from in-house data based on building function and site-specific climatic conditions.

Heating, Ventilation and Air Conditioning

The cost for heating, ventilation, and air conditioning (HVAC) systems in ancillary buildings is based on costs per square metre, calculated from in-house data based on building function and site-specific climatic conditions.

Building heating and cooling loads were estimated based upon experience of similar projects in similar climates. Quantities for HVAC equipment (fans and heaters) were selected based upon the estimated heating and cooling loads for each building.

Heating equipment was priced by producing technical data sheets and obtaining email budget quotations from vendors (see list of major mechanical equipment above).

The installation costs for the heating and ventilation equipment was estimated based upon a cost per unit area, based upon experience with similar projects and similar equipment.

I N S T R U M E N T A T I O N

Instrument types, quantities, and costs have been assembled to form the instrument index. Instrument types and quantities were compiled from the P&IDs developed at this stage of the project.

Estimates of cable lengths are based on project layout drawings and sketches.

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The numbers and size of local control stations have been estimated based on area layouts.

Instrumentation costs have been estimated using budget quotes obtained from instrument vendors, as well as pricing obtained for similar devices on recent projects.

Labour manhours have been estimated using the National Electrical Contractor Association (NECA) Manual of Labour Units, and using similar tasks on recent projects.

E L E C T R I C A L

Electrical costs have been developed from the related study deliverables of other disciplines and are based on the single line diagram, project drawings, and sketches provided based on the project WBS structure.

The mechanical equipment list was used to estimate plant loading and site power requirements. Some non-mechanical loads were added to the equipment list in order to consolidate all known electrical loads in one document.

The equipment list, in conjunction with the site plan, was used to determine electrical building locations by centralizing electrical infrastructure to minimize cable runs. Cable length for each motor is assumed to be 100 m for the estimate.

Major electrical rooms are modular type (Sea cans) and located within the coarse ore storage location and mill building. The electrical room in the mill building will be feeding areas D01, E00, E01, E02, E03, E04, E05, F01, G01, G02, and G04. The second electrical room will be located at the coarse ore and feeding area C01. A substation manufacture has quoted on supply of the modular building including all electrical equipment.

There is a 600 V, 500 kW standby generator at the mill site to feed only the critical loads as identified in the equipment list.

All 4.16 kV and 600 V switchgears, MCCs, VFDs, and other distribution equipment are located indoors with NEMA 1 enclosures with the exception of large transformers. Transformers larger than 500 kVA will be outdoors. There will be 4.16 kV switchgear located in the mill electrical room; it includes a main incoming circuit breaker and knife switch distribution switches to transformers. No power factor correction and harmonic mitigation equipment will be installed.

There will be 600 V load centres including a main incoming circuit breaker, tie breakers, and MCCs. MCC and VFDs will be wall mount; starters will be full voltage non-reversing (FVNR) or full voltage reversing (FVR), depending on the application and be mounted in an MCC.

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Motors will be totally enclosed fan-cooled (TEFC), T-frame, high efficiency, IEEE 841-compliant. The motors above 250 hp will be 4.16 kV; the motors below 250 hp will be 600 V.

Requirement specifications were prepared for electrical substations and 1.5 MVA transformers and sent to appropriate vendors. Prices were received, evaluated, and included in the electrical portion of the capital cost estimate to reflect the project at the time prices were received.

Alexco has negotiated with YEC to provide the power to the new Bellekeno Mine facility. Alexco will subcontract the supply, design, and install the 69 kV overhead power line to site. Wardrop has made a cost allowance of $225,000 for this 1.7 km 69 kV overhead power supply line.

CAP Management System’s quote of $1,121,100 is based on a used transformer for a skid mounted portable 69 kV/4.16 kV 3MVA substation and is included in the estimate as directed by Alexco.

Lighting, cable tray, small power, overhead power line, and grounding estimates were factored from previous project experience and published information.

Cost estimates were developed using a material and labour approach for:

major electrical equipment (major equipment quoted)

electrical infrastructure (based on in house estimate of quantities)

motor wiring (based on wire and material takeoffs with current material pricing – all derived from items on the equipment list)

estimates are by area where possible; remaining equipment was designated as “infrastructure”

factoring and in-house pricing was used for smaller items, as required.

PL A N T   M O B I L E   EQ U I P M E N T

Plant mobile equipment costing is based on new and refurbished equipment budgetary quotations.

The Bomag Packer with 48” drum and D6 Dozer will used for the DSTF.

MI N I N G

The mining section was provided by SRK.

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ESTIMATE BASIS BY AREA

CO M M U N I C A T I O N   SY S T E M

The capital cost estimate for the communication system is based on quotations received from the vendor (provided by Alexco).

MI L L   B U I L D I N G

The mill building is estimated based on a pre-engineered structure. A budgetary quotation was obtained and it includes the following:

24 gauge standing seam roof with 6” fibreglass insulation

24 gauge v-rib wall panels with 6” fibreglass insulation

insulated metal man-doors

sectional metal overhead doors

roof exhaust fans

intake louvers

metal snow hoods

5 t electric powered overhead crane.

R E A G E N T S

Reagent system packages were based on budgetary quotes for the following:

skid-mounted hydrated lime make-up system

skid-mounted polymer (flocculant) preparation unit

skid-mounted metering pump systems:

– MIBC

– copper sulphate

– zinc sulphate

– SIPX

– sodium sulphite

– 3418A.

A D M I N I S T R A T I O N   B U I L D I N G

The administration building for the mill complex is based on two 20 ft-wide trailers complete with private office and washroom facilities. The current administration building at Elsa is adequate for mine/mill operations at Bellekeno.

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A S S A Y   L A B O R A T O R Y

The assay laboratory is based on two fully fitted containers complete with laboratory equipment, heating and ventilation, as well as training for one person.

F L A T   C R E E K   CA M P   E X P A N S I O N

Additional accommodations for 41 people, complete with washrooms, have been included. Wardrop has not included any costs for refurbishment required prior to hand-over to Operations (provided by Alexco).

Modified sea containers have been provided for the following facilities:

concentrate storage

coarse ore retaining structure

communication base stations

cement storage

pump stations

sewage equipment

warehouses at the mill site location

water pump buildings

fuel storage.

PROJECT INDIRECTS

The total project indirects are Cdn$8.69 M or 31% of the initial capital cost. This includes construction indirects, freight and logistics, spares, commissioning, EPCM, and contingency.

CO N S T R U C T I O N   I N D I R E C T S

Construction indirects include the following:

field supervision and indirect staff support

temporary facilities and structures

temporary support systems and utilities

construction equipment and tools

construction consumables

other medical and first aid

bus transportation and personnel carriers

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personnel turn-around costs

personnel travel time to site each shift

personnel accommodation and meal costs

safety including safety officer, equipment, and vehicle

quality assurance and control

security

field office furnishings – supplies and communication

miscellaneous overheads

living out allowances.

S P A R E S

Commissioning, mining capital, and start-up spares have been included as a percentage of process equipment, mining, and material costs.

F R E I G H T   A N D   L O G I S T I C S

The freight and logistics is based on a percentage and the allowance includes:

land transportation from point of origin to port

marshalling yard at port

vessel loading and ocean transportation

land transportation to site and offloading

minimal allowance for air-freight

customs duties and agents fees.

I N I T I A L   F I L L S   A N D   W A R E H O U S E   I N V E N T O R Y

Initial fills and warehouse inventory includes allowances for:

mill grinding media

lime

SIPX

3418A

copper sulphate

sodium sulphate

zinc sulphate

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MIBC

flocculant

fuel allowance

operating supplies

laboratory supplies

mobile equipment.

CO M M I S S I O N I N G   A N D   ST A R T - U P

Commissioning and start-up is calculated based on four engineers over a two month period.

E N G I N E E R I N G   A N D   P R O C U R E M E N T

EP includes engineering design, procurement, expediting and inspection, and contracts administration. Based on Wardrop’s experience and similar project, an allowance of 7.5% of the Direct costs is included in the estimate.

CO N S T R U C T I O N   M A N A G E M E N T

Construction management includes construction management and control, as well as specialist consultants.

CO N T I N G E N C Y

The estimated mill building and infrastructure contingency allowance included in the estimate is $3,247,531 and this amount represents approximately 12% of the total capital cost estimate of the mill building and infrastructure scope. This contingency amount is based on Wardrop’s experience and is calculated by applying varying percentages to each discipline. The contingency percentage allowances are outlined in Table 19.35.

Table 19.35        Contingency Allowances

Area	%
Site Water Management	not included
Bulk Earthworks	25.0
Civil	25.0
Concrete	10.0
Structural Steel	18.0
Architectural	15.0

table continues…

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Area	%
Platework	15.0
Mechanical	15.0
Piping	12.0
Building Services	18.0
Instrumentation	15.0
Electrical	15.0
Plant Mobile Equipment	10.0
Mining	23.0
Mining Mobile Equipment	23.0
Indirects	10.0
Initial Fills	12.0
Spares	Nil
Freight and Logistics	Nil
Commissioning and Start-up	10.0
EPCM	5.0
Owner’s Costs	10.0

The estimated contingencies are allowances for undefined items of work that will be incurred within the defined scope of work covered by the estimate. These items cannot be explicitly foreseen or described at the time the estimate was made because of the lack of complete, accurate, and detailed information. Therefore, the contingency allowance is an integral part of the estimate.

The contingency allowance is not to be considered as a compensating factor for estimating inaccuracy, nor is it intended to cover such items as any potential changes in project scope, force majeure, prolonged labour strikes, labour disruptions beyond the control of the project manager, currency fluctuations, or cost escalation beyond the estimated rates.

OWNER’S COSTS

An allowance of $869,000 has been included for Owner’s costs. This allowance was provided by Alexco for the following items:

Owner's home office staffing

Owner's home office travel

Owner's home office general expense

project legal costs

product marketing

land taxes – not included

land surveys (including roads, progress payments during construction)

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reclamation bonds – not included; included in financial model project funding or financing costs– not included

environmental base line monitoring (stream gauging)

environmental permitting

development or building permits

relocation costs and assignment costs

project photographs

licenses

sales taxes– not included

import duties and tariffs– not included

builders risk insurance

general liability insurance

political risk insurance

miscellaneous allowances for deductible claims

geotechnical work and drilling programs

metallurgical testwork programs– already completed and included in operating costs business permits and licenses– not included; sunk costs

commissions and royalties– not included; included in economic model miscellaneous outside consultants

right of way and land purchase costs– not included

sunk costs or acquisition costs– not included

partnership or joint venture costs– not included

goodwill and local infrastructure contributions

Owner's field staffing

Owner's field travel

Owner's field general expenses

training of staff

trainers and expenses.

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EXCLUSIONS

The following items are excluded from the capital cost estimate:

interest during construction

financing costs

exchange rate fluctuations

lost time due to severe weather and seismic conditions

lost time due to force majeure

additional costs for accelerated or delayed deliveries of equipment, materials, and services resulting from a change in project schedule unplanned warehouse inventories

reclamation and rehabilitation at mine closure (included in the economic model)

escalation beyond Q3-2009

Owner’s risks and exposure

ESTIMATE CURRENCY, BASE DATE, AND VALIDITY PERIOD

The estimate has been prepared in Canadian dollars based on Q3-2009. Wardrop has not made any allowance for escalation past Q3-2009. The estimate was based on quotes obtained in Q1 and Q2 of 2009 and has a validity period of 90 days.

Where applicable, the exchange rates shown in Table 19.36 were used for mechanical equipment pricing.

Table 19.36        Foreign Exchange Rates

Base Currency	Foreign Currency
Cdn$1.00	US$0.80
Cdn$1.00	EUR$0.62

LABOUR RATE, SCHEDULE, AND LABOUR PRODUCTIVITY

LA B O U R   R A T E

A blended crew labour rate of $70.50/h is used throughout the estimate for surface work and $80.00/h for electrical and instrumentation work.

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Labour rates are calculated to include:

base rates, based on quote from local contractors

statutory and holiday pay

WCB and CPP

Employment Insurance

medical

pension and RRSP

small tools and consumables

personal protection equipment

supervision

office overhead and profit.

L A B O U R S C H E D U L E

Wardrop has assumed the contractors scheduled site hours will be 7 d/wk x 10 h/d = 70 h/wk (40 h x 1 and 30 h x 1.5) and with a turn-around of 3 weeks in, 1 week out.

Local rates were obtained from two local contractors, both of whom are currently doing work for Alexco, and the rates are similar. Overtime, shift premiums, and living out allowances are included.

P R O D U C T I V I T Y

A productivity factor of 1.20 has been applied to the labour hours based on information received from northern BC contractors. Seasonal variations are not considered (apart from the provision of productivity) as the work will mainly be indoors after the mill building is erected.

RISK ANALYSIS

No risk analysis has been undertaken on this estimate.

ESCALATION

No provision for escalation beyond Q3-2009 is included in this estimate.

19.14.5	M I N I N G B A S I S O F E S T I M A T E

In reference to Table 19.32, Owners Costs cover Alexco’s mine supervision, technical services, and contractor’s overheads during the pre-production period.

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Initial capitalized development covers all lateral development direct and in-direct costs during the pre-production period. Sustaining capitalized development includes development of main ramps.

Capitalized raising covers Alimak raising, priced at contractor rates. There are five Alimak raises included in the mine plan totalling 313 m. They are for ventilation and escape-ways, and one raise is an ore pass. The initial Alimak raise is in the SW zone from 800 level up to 600 level for ventilation and escape purposes.

Mine equipment covers the cost of only the Owner’s mine equipment as shown in Table 19.32.

Initial underground projects are to be completed early after mine start up and they include:

main ventilation fans installation

mine air heater installation at BK East portal

rehabilitation of 200 level cave and portal

purchase auxiliary vent fans

set up a small underground maintenance shop

construct an explosives storage area

upgrading the SW access ramp, road and pipe work, slashing tight areas rehabilitation of 600 level south (old timbered drift)

setting up refuge stations

initial underground roadwork

setting up area sumps

air compressor repairs.

An underground mobile slurry plant will be purchased for mixing the cement slurry needed in backfill.

Underground electrical distribution is the estimated cost for expanding the existing distribution system as the mine is developed. Three new transformers are included along with high and low voltage cable runs, ground fault panels, switchgear, and installation labour.

Pre-production mine operating covers the cost of the start of stope production and backfilling in June 2010.

Sustaining mine capital is a general unspecified allowance.

Mine closure cost has been included elsewhere.

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19.15	O P E R A T I N G C O S T E S T I M A T E S

19.15.1	P R O C E S S

The average annual processing cost for the process plant is estimated to be approximately Cdn$3.63 M/a, or Cdn$40.3/t of processed ore during operation at a process rate of 90,000 t/a. All costs are shown in Canadian dollars.

This estimate includes:

staffing and salary/wage level estimates based on labour requirements for the plant; also, a 25.51% burden is added to the base salary for pension plan, CPP, EI, WCB, insurance, and tool allowance costs (provided by Alexco)

power consumption estimates based on the Bond work index (Wi) equation for ball and regrind mills, and equipment load list power draw estimates for the rest of the concentrator equipment a unit power cost of $0.1299/kWh, as provided by Alexco, including the power requirements for infrastructure major consumables estimates based on the abrasion index for steel consumption and laboratory preliminary dosages for reagents maintenance cost estimates based on approximately 5% of the major equipment capital cost major consumables unit prices based on vendor quotations.

Table 19.37 show the labour requirement and operating cost summary for the mineral processing plant.

Table 19.37        Process Operating Cost Summary

Description	Labour	Annual Cost (Cdn$/a)	Unit Cost (Cdn$/t ore)
Process Personnel
Supervision	4	528,247	5.87
Operation	16	1,177,045	13.08
Maintenance	6	516,458	5.74
Sub-total	26	2,221,750	24.69
Supplies
Operating Supplies		631,171	7.01
Maintenance Supplies		29,063	0.32
Power Supply		540,143	6.00
Mobile Equipment		204,451	2.27
Sub-total		1,404,827	15.61
Total	28	$3,626,577	$40.30

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19.15.2	G&A

The average annual processing cost for the administration is estimated to be approximately Cdn$4.02 M/a, or Cdn$44.65/t of processed ore during operation at a process rate of 90,000 t/a. All costs are shown in Canadian dollars.

This estimate includes:

general and administration (G&A) expense estimates are based on potential labour requirements as well as administration service and supplies (as provided by Alexco)

staffing and salary/wage level estimates based on labour requirements for the plant; also, a 25.51% burden is added to the base salary for pension plan, CPP, EI, WCB, insurance, and tool allowance costs (provided by Alexco)

crew transportation and camp/accommodation costs based on vendor quotation (provided by Alexco)

provisional costs based on similar projects for external assays/testing, security supplies, legal services, consultants, road maintenance, safety and training supplies, medicals, miscellaneous, etc.

Table 19.37 shows the G&A labour requirement and operating cost summary.

Table 19.38        G&A Operating Cost Summary

Description	Labour	Annual Cost (Cdn$/a)	Unit Cost (Cdn$/t ore)
Labour	19	1,772,452	19.69
Head Office		100,000	1.11
Insurance		100,000	1.11
Operating Supplies		542,000	6.02
Contracts		1,531,801	16.71
Total	19	$4,018,253	$44.65

19.15.3	M I N I N G

SRK prepared a cost model to estimate the mine operating cost, based on the 250 t/d production schedule for 360 d/a. The model is based on a build-up from first principles including quantities of work, equipment operating costs, maintenance costs, manpower costs, mining supplies costs, and quoted contractor mining costs. Alexco intends to operate the mine using an extended shift schedule, such as two 11-h shifts per day, 7 d/wk.

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Table 19.38 shows the mine operating cost estimate by function over the production period of the mine life. These costs represent the selected contractor mining scenario. Costs in Table 19.38 identified with “Alexco” are costs entirely accrued by Alexco. Costs identified with “Contractor” are mainly contractor costs under a mining agreement, with Alexco providing most of the related supplies.

Table 19.38        Mine Operating Cost Estimate by Function

Mine Function	LOM Mine Operating Cost (Cdn$000)	Average Unit Cost (Cdn$/t)
Alexco Mine Supervision	1,192	3.79
Contractor Overhead – Monthly	18,425	58.60
Contractor Lateral Development	8,138	25.88
Contractor Raising	856	2.72
Contractor Cut & Fill Stoping	13,395	42.60
Contractor Load Underground Trucks	0	0.00
Alexco Surface Truck Haulage	1,562	4.97
Contractor Backfilling	5,880	18.70
Contractor Mine Services	5,035	16.01
Alexco Surface Waste Pile Maintenance	163	0.52
Alexco Technical Services	3,548	11.28
Alexco Energy	4,917	15.64
Mine Operating Cost	63,110	200.70

Some of the key input costs to the operating cost estimate include:

diesel fuel for underground equipment at $0.897/L

Yukon Energy grid supplied electricity at $0.116/kWh

propane at $0.417/L

ANFO explosives at $1.40/kg

bulk cement at $456/t in bulk bags

These costs are inclusive of freight to site.

The following benchmark labour costs are some of the annual planned “all-in” costs to the employer (Alexco) including wages, overtime, statutory holidays, underground bonuses, and payroll burden:

Alexco Mine Captain: $100,000

Alexco Truck Driver: $91,000

Alexco Senior Engineer: $100,000.

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19.16	F I N A N C I A L A N A L Y S I S

19.16.1	I N T R O D U C T I O N

An economic evaluation of the Bellekeno Project was prepared by Wardrop based on a quarterly pre-tax financial model. For the 3.8-year mine life (15 Quarter) and the 321.9 kt mined and milled ore, the following pre-tax financial parameters were calculated:

0.5 year payback period

US$29.4 M NPV at an 8% discount rate.

The base case prices employed in the analysis are listed in Table 19.39.

Table 19.39        Base Case Prices

	2010	2011	2012	2013
Silver (US$/oz)	16.42	16.38	14.38	13.46
Lead (US$/lb)	0.80	0.78	0.69	0.61
Zinc (US$/lb)	0.82	0.91	0.86	0.82
Gold (US$/oz)	1,067.00	1,092.00	942.00	883.00
Cdn$/US$	0.92	0.92	0.92	0.92

Base case prices are an average of various consensus forecasts compiled by Alexco. Sensitivity analyses were carried out to evaluate the project economics on the base case pre-tax model.

19.16.2	F I N A N C I A L E V A L U A T I O N S

The data generated in the study was used to construct an economic model of the project in order to assess the project’s economic parameters including the NPV and IRR.

The financial analysis has been prepared based, in part, on the mine and mill production schedules, recoveries, grades, capital and operating cost estimates, metal deductions, smelter terms, and treatment terms set out in this report. Therefore, it should be assumed that the exclusions and assumptions that relate to the cost estimates and other listed parameters also relate to the economic analysis (i.e. the occurrence of any of the risk factors identified in related sections) might have a material impact on the accuracy of this economic analysis.

The production schedule is provided by SRK. Market prices for gold, silver, zinc, and lead have been adjusted to realized price levels by applying smelting, refining, and concentrate transportation charges from mine site to smelter in order to determine the NSR contributions for each metal.

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Unit operating costs for mining, process, and G&A were applied to quarterly milled tonnages to determine the overall mine site operating cost, which has been deducted from NSR to derive annual net revenues.

Initial and sustaining capital costs have been incorporated on a quarterly basis over the mine life and deducted from the net revenue to determine the net cash flow before taxes. Initial capital expenditures include costs accumulated prior to first production of concentrate. Sustaining capital includes expenditures for mining and milling additions, replacement of equipment. Working capital has been calculated on the basis of three months mine site operating costs and applied to the first year of expenditures; it will be recovered at the end of the mine life.

The undiscounted annual cash flows are illustrated in Figure 19.24.

Figure 19.24        Pre-tax Cash Flow

The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges. Included in the financial evaluation is a total of US$35 M for construction and development of the Bellekeno Mine.

Under the silver purchase agreement with Silver Wheaton, Alexco is to receive deposit payments totalling US$50 M, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered.

The agreement also provides that, prior to the commencement of commercial production, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno Mine. An initial

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deposit payment under the agreement of US$15 M was received by Alexco in December 2008 and was used to fund underground development and resource drilling as well as engineering and other pre-development decision expenditures.

The remaining US$35 M will be paid on a monthly draw-down basis to fund the Bellekeno Mine construction and development costs, commencing once a positive development decision has been made and subject to certain other conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

The financial outcomes have been tabulated for NPV, and payback of capital. The following assumptions were made in the development of the financial analysis model:

assumed current net smelter terms

3.8-year mine life

royalties are 1.5% NSR after all initial capital plus $6.2 M in exploration costs paid back through EBITDA and accumulated cash flow turns positive and capped at Cdn$4 M as per Alexco production schedule as outlined in this study

operating costs as outlined in this study

capital costs as outlined in this study

model was prepared on a pre-tax basis

working capital distribution as per Alexco and is credit back end of mine life depreciation costs not calculated

Silver Wheaton capital contribution and capital distribution as per Alexco.

19.16.3	M E T A L P R I C E S C E N A R I O S

The financial outcomes for four metal price scenarios have been tabulated for NPV, and payback of capital. A discount rate of 8% was applied to all cases identified by the following metal price scenarios:

Alexco base case (consensus forecasts)

3-year trailing price average

current prices

Wardrop.

The results are presented in Table 19.40.

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Table 19.40	Summary of Pre-tax NPV, IRR, and Payback by Metal Price and Discount Rate Scenario

Scenario	NPV at 8% Discount Rate (US$ M)	Payback Period (years)
3-year Average	38.8	0.5
Alexco Base Case	29.4	0.5
Wardrop	28.7	0.5
Current	53.8	0.25

Wardrop’s new policy utilizes the Energy & Metals Consensus Forecasts (EMCF) quarterly reports (The Consensus Economics Inc.) in calculating the EMCF prices. This new approach is to avoid large fluctuations in metal prices from study to study and to use the long-term price averaged from three quarterly reports of EMCF.

The prices used for the financial analysis are summarized in Table 19.41 and Table 19.42.

Table 19.41        Summary of Pre-tax Metal Prices Scenarios – Base Case

	2010	2011	2012	2013
Silver (US$/oz)	16.42	16.38	14.38	13.46
Lead (US$/lb)	0.80	0.78	0.69	0.61
Zinc (US$/lb)	0.82	0.91	0.86	0.82
Gold (US$/oz)	1,067.00	1,092.00	942.00	883.00
Cdn$/US$	0.92	0.92	0.92	0.92

Table 19.42        Summary of Pre-tax Metal Prices Scenarios – Other Cases

	Unit	3 Year Average	Alexco Base Case	Wardrop	Current*
Zinc Price	US$/lb	1.10	0.85	0.90	0.98
Lead	US$/lb	0.9429	0.72	0.90	1.02
Gold Price	US$/oz	812.85	996.00	800.00	1,097.0
Silver Price	US$/oz	14.04	15.16	13.57	17.39
Exchange Rate		0.9090	0.92	0.92	0.93

* as of November 6, 2009.

19.16.4	P A Y B A C K

The payback period is defined as the time required after revenue is first received in Year 1 to achieve break-even cumulative cash flow. For this project, the payback period for the base case is approximately 0.5 years. The payback period is based on

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the annual un-discounted cash flows. There is no consideration for inflation, interest, or depreciation in this calculation.

19.16.5	R O Y A L T I E S

Royalties are calculated based on 1.5% of net smelter return after all initial capital plus $6.2 M in exploration costs paid back through EBITDA and accumulated CF turns positive and capped at Cdn$4 M as per Alexco.

19.16.6	S E N S I T I V I T Y A N A L Y S I S

Sensitivity analyses were carried out on the following parameters:

silver price

gold price

lead price

zinc price

US$:Cdn$ exchange rate

productions and metal head grades

initial capital expenditure

operating costs.

The analyses are presented graphically as financial outcomes in terms of NPV (Figure 19.25) . The project NPV is most sensitive to the lead head grade, silver price, produced tonnes, and lead grade, and is least sensitive to foreign exchange rate, and operating costs.

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Figure 19.25        NPV Sensitivity Analysis

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2 0 . 0	I N T E R P R E T A T I O N S A N D C O N C L U S I O N S

20.1	I N T E R P R E T A T I O N A N D C O N C L U S I O N S

20.1.1	P R O C E S S

The following interpretations and conclusions have been made regarding process for the Bellekeno Project:

The average annual processing cost for the process plant with the current mine plan of 90,000 t/a of processed ore is estimated to be approximately Cdn$3.63 M/a or Cdn$40.30/t.

The estimated process capital cost will be approximately Cdn$27.7 M.

The testwork results indicate that the tested mineralization responded well to the conventional lead/zinc differential flotation process with a cyanide-free zinc mineral suppression regime.

Silver and lead minerals associate intimately and will be recovered together to produce a silver-lead bulk concentrate, and zinc minerals will be concentrated into a separate zinc concentrate.

20.1.2	M I N I N G

The following interpretations and conclusions have been made regarding mining for the Bellekeno Project:

The historic underground workings at the Bellekeno Mine have been extensively examined and, in general, remain in very good condition.

Based on the mining context of the deposit, a suitable mining method is mechanized overhand cut-and-fill in 3.5 m lifts.

There is an opportunity for other mining methods on a limited basis including up-hole retreat with remote mucking, shrinkage stoping, and longhole bench stoping.

An efficient means of backfilling will be the use of a cemented blend of development waste rock and dry (filtered) tailings back hauled from the process plant. Both materials are available in abundant quantities to meet the mine backfill requirements.

In the mining areas, the in-situ true vein width is approximately 2.5 m.

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SRK estimates external dilution at an average of 25% on a tonnage basis.

The deposit contains multi-metals and two metal concentrates will be produced on site. For this reason mine planning must be based on NSR values.

At an NSR cut-off of $230/t, SRK estimates mineable tonnage (diluted plant feed) at 321.9 kt with grades of 0.4 g/t Au, 871 g/t Ag, 9.5% Pb, and 5.6% Zn with an average NSR value of $506/t.

The relative importance of the three mining zones can be appreciated by their separate contributions:

–	SW zone: 217.5 kt at NSR $519/t

–	99 zone: 58.2 kt at NSR $572/t

–	East zone: 46.2 kt at NSR $359/t

LOM lateral development requirements are estimated at 5,887 m, yielding ratios, 55 t of vein material per metre, and a waste/vein material ratio of 0.80.

LOM raising requirements are estimated at 483 m, mainly planned as Alimak raising.

Based on ventilation studies, mine exhaust ventilation should be mostly routed through the existing raises in the upper mine and out to surface on 200 level.

Alexco will operate the mine on the basis of contractor mining. The planned mine operating schedule is two 11-hour shifts per day, 7 d/wk.

SRK concludes that the planned mine will achieve a production rate of 250 t/d over a 3.6-year mine life.

Scheduling indicates the mine will be ready to start production at 250 t/d by late June 2010.

Alexco’s mine manpower requirements for contractor mining are estimated at 17 employees.

The mine operating cost is estimated at $201/t.

SRK defined the mine pre-production period as 9 months from October 1, 2009 through June 30, 2010.

Initial mine capital is estimated at $13.9 M, and sustaining capital at $9.6 M for a total mine capital of $23.5 M.

The most significant mine related risks are geotechnical, related to weak and challenging conditions that may be locally encountered in stoping.

The most significant mine opportunity is the potential to increase the mine life as a result of exploration and/or higher metal prices.

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20.2	R I S K S A N D O P P O R T U N I T I E S

20.2.1	R I S K S

The primary risks associated with Bellekeno Project are estimated to be:

Metal Prices and Exchange Rates: The biggest risk to the project, as defined by the sensitivity analysis, are the US$:Cdn$ exchange rate and metal prices.

Permitting: The project has undergone the environmental assessment process and received a positive YESAA decision document. This has greatly reduced the permitting risk; however, the Quartz Mining License and Water License permits are still required for production to commence.

Personnel: The timely recruitment of contractors and staff could be considered a risk, although support from contractors and consultants could reduce this risk.

Geotechnical: The project is subject to geotechnical risks related to areas of poor ground conditions which could cause production delays, increased external dilution, operating cost increases, and loss of planned mineable tonnage. In the 99 zone, the mine plan includes mining next to the historic mine workings and in close proximity to the large caved area on 800 level. These risks have been mitigated through an extensive geotechnical field program followed by data analysis and mining recommendations. In addition, it is SRK’s opinion that the mine plan incorporates appropriate estimates of recoverable mineral resources, external dilution and mining loss factors, based on the current knowledge of underground conditions.

20.2.2	O P P O R T U N I T I E S

The primary opportunities associated with Bellekeno project are estimated to be:

Mine Plan Optimization: SRK expects that the mine plan can be improved in terms of technical-economics. In particular, a detailed trade-off study of the East Mid mining zone economics may lead to an improved operating plan. The East Mid is known to be marginal under the metal price assumptions and operating cost estimate used in this study.

Extension of the Mine Life: The mine life may be extended through ongoing exploration adjacent to the planned mine workings. Mine life may also be extended by higher metal prices. The East Mid and East Deep zones are cut-off sensitive, and an increase in zinc price to US$1.00/lb or more would likely have a significant positive impact on mineable tonnage.

Negotiation of Contract Terms: SRK prepared the operating cost estimate for this study based on mining contractor quotes received by Alexco. A contractor selection had not yet been made, and SRK expects that Alexco

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will engage in discussions and negotiations leading to a mining contract agreement. It is possible that the final contract terms and their interpretation will yield a reduced operating cost estimate.

Exploration: Additional resources from Bellekeno or other mineralized areas could be added to the project, if exploration work is successful.

Metal Price: Continued strong metal prices could offer a more favourable economic outcome.

Metallurgy: By optimizing the flowsheet and operating conditions, there is an opportunity to further improve the metallurgical performance. Increasing process throughput to meet the design capacity will decrease operating costs.

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2 1 . 0	R E C O M M E N D A T I O N S

21.1	P R O C E S S

The following recommendations have been made with regard to process at the Bellekeno Mine:

Perform further test work on representative samples, as follows:

–	further optimize reagent scheme, primary grind size, and regrind size

–	investigate the metallurgical responses of various mineralization from different deposit zones to the developed flowsheet

The estimated cost for optimization testwork is $35,000.

Due to the variation in ore grades for the three orebodies as per the mining plan, the lead and zinc flotation cells arrangements should be optimized during the LOM mill operation according to the mill feed grades. Periodic costs to reconfigure the process flowsheet are estimated at $25,000/a.

21.2	M I N I N G

The following recommendations have been made with regard to mining for the Bellekeno Project:

The 200 level ground fall should be rehabilitated and opened for use as an exhaust air route. This is the most efficient means of achieving the required total exhaust air flow from the mine. The estimated capital to rehabilitate the 200 level ground fall is $100,000.

The mobile cement slurry plant needed for backfilling should be sourced as soon as possible. The estimated cost for the mobile slurry plant is $173,000.

At least one remote control equipped LHD should be included in the mine equipment fleet. It is most likely there will be areas where the last step in mining will be to take down the back on retreat, and remote mucking will be needed. The remote LHD would be supplied by the mining contractor.

Further mine planning is recommended to optimize the current conceptual plans for SW zone E block, 99 zone B block, and the East Upper zone. The estimated cost for mine plan engineering is $20,000.

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Economic modelling of the project, both including and excluding the East Mid zone, is recommended in order to optimize the mine plan. This area is known to be marginal under the metal price assumption used in this study. The estimated cost to analyze and optimize the East Mid Zone is $10,000.

Economic modelling should also examine the impact of raising the mine cut- off NSR value above the $230/t value used in this study. This is a potential optimization opportunity that should be assessed. This may not be a straightforward exercise as mineable tonnes will be reduced and this could impact production rate and mine operating cost. The cost for additional engineering to complete this analysis is estimated at $30,000.

The concept of producing a conventional cemented hydraulic backfill should be investigated. Potential advantages of a hydraulic fill supply are elimination of LHD operating time for jamming backfill, and having a backfill supply that could be used in raise access cut-and-fill mining. Such a method could find application in the thinner upper parts of the deposit where footwall ramp access cannot be justified. Costs to assess the potential advantages are estimated at $50,000.

Structural and stratigraphic studies, as well as extensive drilling of the Bellekeno deposit, have resulted in a number of resource expansion and exploration targets in areas within and immediately adjacent to the existing minable resource. It is recommended that these targets be ranked in order of priority and drilling of initial targets adjacent to existing or planned underground infrastructure in the SW, 99, and Upper East zones be coordinated with pre-production mine development work. The estimated cost to rank exploration targets is $2,000.

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2 2 . 0	R E F E R E N C E S

Bellekeno Preliminary Economic Assessment Report, Keno Hill Mining District, Yukon, SRK Consulting (Vancouver), June 2008.

Bruce R. Otto; Structural and stratigraphic relationships at the Bellekeno Mine; their control on ore grade and thickness and their implications for exploration; October 8, 2009.

Cathro, R.J. (2006) The History and Geology of the Keno Hill Silver Camp, Yukon Territory, Geoscience Canada, v. 33, No. 3, 103 – 134.

Dusel-Bacon, C., Lanphere, M.A., Sharp, W.D., Layer, P.W., and Hansen, V.L. (2002) Mesozoic thermal history and timing of structural events for the Yukon–Tanana Upland, east-central Alaska: 40Ar/39Ar data from metamorphic and plutonic rocks, Can. J. Earth Sci. 39: 1013–1051.

Franklin, R. 2007. Whistler Project Synopsis. Kennecott Exploration Company, unpublished internal report. 52 pages.

Greenwood, R. and Murphy, B.; Draft Bellekeno Geotechnical Report, October 9, 2009.

Lynch, J.V.G. (1989) Large-scale hydrothermal zoning reflected in the tetrahedrite-freibergite solid solution, Keno Hill Ag-Pb-Zn district, Yukon: Canadian Mineralogist, v. 27, p. 383-400.

Murphy, D. C. (1997) Geology of the McQueston River Region, Northern McQueston and Mayo Map Areas, Yukon Territory (115P/14, 15, 16l 105M/13, 14), Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, Bulletin 6, 122 p.

Otto, B.R. (2009) Structural and Stratigraphic Relationships at the Bellekeno Mine; Their Control on Ore Grade and Thickness and Their Implications for Exploration, Alexco Resource Corp. Internal Report, 16p.

Roots, C.F. (1997) Geology of the Mayo Map Area, Yukon Territory (105M), Geological Survey of Canada, Bulletin 7, 82 p.

Sack, R.O., Lynch, J.V.G., and Foit, Jr, F.(2003) Fahlore as a petrogenetic indicator, Keno Hill Ag-Pb-Zn district, Yukon, Canada: Mineralogical Magazine, v. 67, p.1023-1038.

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SRK Consulting (Canada) Inc. 2007. Mineral Resource Estimation, Bellekeno Project, Yukon Territory, Canada, Independent technical report prepared for Alexco Resource Corporation and filed on SEDAR (www.sedar.com), 108 pages.

SRK Consulting (Canada) Inc. 2008. Mineral Resource Estimation, Bellekeno Project, Yukon Territory, Canada, Independent technical report prepared for Alexco Resource Corporation and filed on SEDAR (www.sedar.com), 109 pages.

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2 3 . 0	D A T E A N D S I G N A T U R E P A G E

The effective date of this Technical Report, titled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report”, is November 9, 2009.

Signed,

“signed and sealed”
Hassan Ghaffari, P.Eng.
Wardrop Engineering Inc.

“signed and sealed”
Ken Reipas, P.Eng.
SRK Consulting (Canada) Inc.

“signed and sealed”
G. David Keller, P.Geo.
SRK Consulting (Canada) Inc.

“signed and sealed”
Bruce Murphy, FSAIMM
SRK Consulting (Canada) Inc.

“signed and sealed”
Stanton Dodd, L.Geo.
Alexco Resource Corp.

“signed and sealed”
Robert V. Scartozzi, L.Geo.
Alexco Resource Corp.

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2 3 . 0	C E R T I F I C A T E S O F Q U A L I F I E D P E R S O N S

Certificates are provided in this section for the following QPs, as outlined in Section 2.0 (Introduction):

Hassan Ghaffari, P.Eng., Wardrop Engineering Inc.

Ken Reipas, P.Eng., SRK Consulting (Canada) Inc.

G. David Keller, P.Geo., SRK Consulting (Canada) Inc.

Bruce Murphy, FSAIMM, SRK Consulting (Canada) Inc.

Stanton Dodd, L.Geo., Alexco Resource Corp.

Robert V. Scartozzi, L.Geo., Alexco Resource Corp.

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CERTIFICATE OF AUTHOR

I, Hassan Ghaffari, P.Eng., do hereby certify that:

1.	I am currently employed as a Manager of Metallurgy by:

Wardrop Engineering Inc.
Suite 800 - 555 West Hastings Street
Vancouver, BC V6B 1M1
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of the University of Tehran (1998) with a M.A.Sc. degree in Mining Engineering and the University of British Columbia (2004) with a M.A.Sc. degree in Mineral Process Engineering. I have practiced in my profession continuously since 1998.

4.

I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#30408). I am also a member of the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM).

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Bellekeno project site from March 31 to April 2, 2008.

8.

The sections of the technical report for which I am responsible include Sections 16.0, 18.0, 19.10, 19.11, 19.12, 19.13, and for which I am responsible as a co-author include 1.0, 2.0, 3.0, 19.14, 19.15, 19.16, 20.0, and 21.0.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.	I was a certifying qualified person in respect of a technical report entitled “Bellekeno Preliminary Economic Assessment Technical Report” and dated June 30, 2008.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.

“signed and sealed”
Hassan Ghaffari, P.Eng.
Wardrop Engineering Inc.

CERTIFICATE OF AUTHOR

I, Ken Reipas, P.Eng., do hereby certify that:

1.	I am currently employed as a Principal Mining Engineer by:

SRK Consulting (Canada) Inc.
Suite 2100 - 25 Adelaide Street East
Toronto, ON M5C 3A1
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.	I am a graduate of Queen’s University (1981) with a B.Sc. degree in Mining Engineering. I have practiced in the field of mining engineering continuously since my graduation in 1981.

4.	I am a Professional Engineer registered with the Professional Engineers of Ontario.

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Bellekeno project site most recently from July 14 to 18, 2009.

8.

The sections of the technical report for which I am responsible includes Sections 19.2, 19.4, 19.5, 19.6, 19.7, 19.8, 19.9, and for which I am responsible as a co-author includes Sections 1.0, 2.0, 3.0, 19.14, 19.15, 20.0, and 21.0.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.	I have not had any prior involvement with the Bellekeno property.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.

“signed and sealed”
Ken Reipas, P.Eng.
SRK Consulting (Canada) Inc.

CERTIFICATE OF AUTHOR

I, G. David Keller, P.Geo., do hereby certify that:

1.	I am currently employed as a Principal Resource Geologist by:

SRK Consulting (Canada) Inc.
Suite 2100 - 25 Adelaide Street East
Toronto, ON M5C 3A1 Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of the University of Alberta (1986) with a B.Sc. degree in Geology. I have practiced in the fields of exploration, mine geology and resource estimation in my profession continuously since my graduation in 1986.

4.	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#1235).

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I have personally inspected the Bellekeno property and surrounding areas on March 22 and 23, 2005; August 30 to September 6, 2007; and from August 5 to 7, 2009.

8.	The sections of the technical report for which I am responsible are Sections 17.3.4 and 17.3.7.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.

I have previously reviewed the Keno Hill project, including Bellekeno, in March 2005 to assist Alexco Resource Corp. in presenting a qualifying bid for the tender of the project. I was a certifying qualified person in respect of a technical report entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada” and dated January 28, 2008, and also in respect of a technical report entitled “Bellekeno Preliminary Economic Assessment Technical Report” and dated June 30, 2008.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.

“signed and sealed”
G. David Keller, P.Geo.
SRK Consulting (Canada) Inc.

CERTIFICATE OF AUTHOR

I, Bruce Murphy, FSAIMM, do hereby certify that:

1.	I am currently employed as a Principal Consultant – Mining Rock Mechanics by:

SRK Consulting (Canada) Inc.
Suite 2200 – 1066 West Hastings Street
Vancouver, BC V6E 3X2
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of University of the Witwatersrand, Johannesburg, South Africa with a M.Sc. degree in Mining Engineering. I have practiced my profession continuously since graduation working in the rock engineering field on operating mines till 2002 and then in the consulting field.

4.	I am a Fellow of the South African Institute of Mining and Metallurgy (FSAIMM) in good standing.

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Bellekeno project site from December 14 to 16, 2008.

8.	The section of the technical report for which I am responsible is Section 19.3.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.

The only previous involvement I have had with the Bellekeno property was a baseline assessment to capture the status of the site and potential mining related risks, prior to the site being transferred from Government to Alexco Resource Corp.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.

“signed and sealed”
Bruce Murphy, FSAIMM
SRK Consulting (Canada) Inc.

CERTIFICATE OF AUTHOR

I, Stanton Dodd, L.Geo., do hereby certify that:

1.	I am currently employed as Vice President Exploration by:

Alexco Resource Corp.
Suite 1150 – 200 Granville Street
Vancouver, BC V6C 1S4
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of Western Washington University (1981) with a M.Sc. degree in Geology. I have practiced in my profession continuously, in the fields of geology, mineral exploration and resource estimation, since my graduation in 1981.

4.	I am a Licensed Geologist registered with the State of Washington in the United States of America (#190).

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the Bellekeno property was October 19 and 20, 2009.

7.	The sections of the technical report for which I am responsible includes Sections 4.0 through to 15.0 (inclusive), and for which I am responsible as a co-author includes 17.0 and 19.1.

8.	I am employed by the issuer, Alexco Resource Corp., and accordingly am not independent as described in section 1.4 of NI 43-101.

9.	I have had extensive prior involvement with the Bellekeno property, overseeing all exploration activity at Bellekeno in my capacity as Vice President Exploration of the issuer.

10.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

12.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.

“signed and sealed”
Stanton Dodd, L.Geo.
Alexco Resource Corp.

CERTIFICATE OF AUTHOR

I, Robert Vincent Scartozzi, L.Geo., do hereby certify that:

1.	I am currently employed as Chief Mine Geologist by:

Alexco Resource Corp.
Suite 1150 – 200 Granville Street
Vancouver, BC V6C 1S4
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of Eastern Washington University (2001) with a B.Sc. degree in Geology. I have practiced in my profession continuously, in the fields of mine geology and resource estimation, since my graduation in 2001. I worked in the mineral exploration field as a non degreed technician from 1985 to 2001.

4.	I am a Licensed Geologist registered with the State of Washington in the United States of America #2574.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspections of the Bellekeno property were from October 19 to 21, 2009 for two days, and February 8 to September 20, 2009 spending 123 days on site.

7.	The sections of the technical report for which I am responsible as a co-author includes Sections 17.0 and 19.1.

8.	I am employed by the issuer, Alexco Resource Corp., and accordingly am not independent as described in section 1.4 of NI 43-101.

9.	I have had extensive prior involvement with the Bellekeno property, responsible for geological evaluation of Bellekeno for mining purposes in my capacity as Chief Mine Geologist of the issuer.

10.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

12.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.

“signed and sealed”
Robert V. Scartozzi, L.Geo.
Alexco Resource Corp.

A P P E N D I X A
S U M M A R Y O F D R I L L I N G D A T A F O R T H E B E L L E K E N O P R O J E C T

APPENDIX A

Summary of Drilling Data for the Bellekeno Project

Bellekeno

Year	1975	1980	1984	1986	1994	1994	1995	1995	1996	1996	2006	2007	2009	2009	Total
Operator	UKHM	UKHM	UKHM	UKHM	WGM	WGM	WGM	WGM	WGM	WGM	Alexco	Alexco	Alexco	Alexco
Drilling characteristics
Number of Borehole	281	23	178	20	105	1	27	67	12	38	9	31	8	132	450
Borehole type			RP	DDH	RC	DDH	DDH	PC	DDH	PC	DDH	DDH	DDH	DDH
Collar position	surface	surface		Surface	Surface	Underground	Underground	Underground	Underground	Underground	Surface	Surface	Surface	Underground
Borehole numbers				BK86-01 to BK86- 20	BKP-94-001 to BKP-94-175, gaps SMP94- 001 to SMP94-004	BK_UD94001	BK_UD95001 to BK_UD95027	BKUP95-001 to BKUP95- 039 BKUT95- 001 to BKUT032	BK_UD96028 to BK_UD96039	BKUT96-032 to BKUT96- 069	K-06-0011 to K-06-0038, gaps	K-07-0064 to K-07-0106, gaps	K-09-0185 to K-09-0197, gaps	BKUD-09-040 to BKUD-09- 173, gap
Meterage (metres)	12,840	1,000	9,083	1,335	5,595	76	2,491	1,312	1,042	1,156	3,727	9,217	1,666	7,333	34,950
Drilling contractor					Stan Wolarek	Advanced	Advanced				Peak	Quest	Kluane	Boart Longyear
Core size				variable, NQ, BQ, and unknown	2 inch (5cm)	NQ	NQ	2 inch (5cm)			NQ2	HQ	HTW	NQ/HQ
Core archive											Yes	Yes	Yes	Yes
Photographs											Yes	Yes	Yes	Yes
Borehole surveying
Collar survey					yes						yes (Ashtech)	yes (Ashtech)	yes (Ashtech)	yes (Total Station)
Collar Azimuth/plunge				variable	variable	128.54°	variable	variable	variable	variable	variable, Azimuth between 297 and 310 degrees, dip - 60 to -70 degrees	variable, Azimuth between 260 and 300 degrees, dip - 45 to -90 degrees	variable, Azimuth between 0 and 308 degrees, dip - 50 to -85 degrees	variable, Azimuth between 57 and 355 degrees, dip +55 to -71 degrees
Surveyor					Logan Hind, Joe Clarke
Downhole Surveying											yes, Easy Shot on 60m intervals	yes, Easy Shot on 30m intervals	yes, on Easy Shot 15m intervals	yes, Multi Shot on 15 - 30m intervals
Casing											No	No	No	No
Core orientation					NA			NA		NA	No	No	No	No
Other borehole data	Overburden drilling	open pit definition				cemented	cemented (except BK_UD95004)				K-06-005 lost at 254.5 due to cave- in	K-07-091 lost, redrilled as K- 07-091a
Sampling procedure
Sampling procedure											well documented	well documented	well documented	well documented
Sample Length				variable, 0.15 - 2.13m	chips (1.52m intervals)	variable, 0.21 - 1.22m	variable, 0.12 - 3.96m	chips (1.22m intervals)	variable, 0.15 - 2.13	chips (1.22m intervals)	variable, from ca. 0.4 to 3m	variable, from ca. 0.4 to 3m	variable, from ca. 0.1 to 2m	variable, from ca. 0.1 to 2m
Number of samples				130	3,557	6	169	1,049	75	217	2,646	4,346	623	2,807	15,625

November , 2009

Bellekeno

Year	1975	1980	1984	1986	1994	1994	1995	1995	1996	1996	2006	2007	2009	2009	Total
Assaying
Sample preparation											ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex
Standard inserted											Yes	Yes	Yes	Yes
rate											every 15 to 25	every 15 to 26	every 15 to 25	every 15 to 26
Blanks inserted											Yes	Yes	Yes	Yes
rate											every 15 to 25	every 15 to 26	every 15 to 25	every 15 to 26
Year	1975	1980	1984	1986	1994	1994	1995	1995	1996	1996	2006	2007	2009	2009	Total
Primary Laboratory					Northern Analytical Laboratories	Northern Analytical Laboratories	Northern Analytical Laboratories	Northern Analytical Laboratories			ALS Chemex	ALS Chemex	ALS Chemex	ALS Chemex
number of samples											2,646	4,349	623	2,807
sub-sample size
Assay method
Primary Ag assay					AAS	AAS	AAS	AAS			ME-ICP, AA, GRA	ME-ICP, AA, GRA	ME-ICP, AA, GRA	ME-ICP, AA, GRA
Replicate Ag assay					FA/Gravimetric	FA/Gravimetric	FA/Gravimetric	FA/Gravimetric
Primary Pb assay					AAS	AAS	AAS	AAS			ME-ICP, AA, VOL	ME-ICP, AA, VOL	ME-ICP, AA, VOL	ME-ICP, AA, VOL
Replicate Pb assay
Primary Zn assay					AAS	AAS	AAS	AAS			ME-ICP, AA, VOL	ME-ICP, AA, VOL	ME-ICP, AA, VOL	ME-ICP, AA, VOL
Replicate Zn assay
Primary Cu assay					AAS	AAS	AAS	AAS			ME-ICP, AA	ME-ICP, AA	ME-ICP, AA	ME-ICP, AA
Replicate Cu assay
Primary Au assay					FA/AAS	FA/AAS	FA/AAS	FA/AAS			FA/AA	FA/AA	FA/AA	FA/AA
Replicate Au assay
Other assaying
Original Certificates					yes	yes	yes	yes	yes	yes	yes	yes	yes	yes
Secondary Laboratory					International Plasma Laboratories, Ltd (?)	International Plasma Laboratories, Ltd (?)
number of samples						60									60
Sub-sample size
Assay method
Primary Au assay					ICP	ICP
Replicate Au assay
Other assaying
Original Certificates					Yes	Yes

November   , 2009

A P P E N D I X B

B I A S C H A R T S A N D T I M E S E R I E S F O R C O N T R O L S A M P L E S
2 0 0 9 D R I L L I N G P R O G R A M

APPENDIX B

Bias charts and time series for control samples:
2009 drilling program

Time series control samples were inserted with all samples submitted for assaying during the 2009 drilling programs. Control charts are shown below.

Sample blanks:

Polymetallic Control Sample PB 129:

Polymetallic Control Sample PB 131:

Silver Control Sample PM 1116:

Silver Control Sample PM 1117:

Silver Control Sample PM 1128:

Bias Charts for Duplicate (Coarse Reject) Assay Pairs:

Duplicate (Coarse Reject) Silver Assay Pairs:

Duplicate (Coarse Reject) Lead Assay Pairs:

Duplicate (Coarse Reject) Zinc Assay Pairs:

A P P E N D I X C
S U M M A R Y S T A T I S T I C A L T A B L E S

APPENDIX C

Summary Statistical Tables

Summary of Drilling Data for the Bellekeno Project

Southwest Zone List of Tables:

1.	Chip samples
2.	Declustered chip sample composites
3.	SW1 drill core samples
4.	SW1 drill core composites
5.	SW1 combined declustered chip and core composites used for estimation
6.	SW2 drill core samples
7.	SW2 drill core composites
8.	SW2 combined declustered chip and core composites used for estimation
9.	SW3 drill core samples
10.	SW3 drill core composites
11.	SW3 combined declustered chip and core composites used for estimation
12.	SW4 drill core samples
13.	SW4 drill core composites
14.	SW4 combined declustered chip and core composites used for estimation

“99” Zone List of Tables:

1.	Chip samples
2.	Declustered chip sample composites
3.	Drill core samples
4.	Drill core composites
5.	Combined declustered chip and core composites – uncapped
6.	Combined declustered chip and core composites – capping applied
7.	Combined declustered chip and core composites used for estimation

East Zone “48” Vein List of Tables:

1.	Chip samples
2.	Declustered chip sample composites
3.	Drill core samples
4.	Drill core composites
5.	Combined declustered chip and core composites used for estimation

East Zone “49” Vein List of Tables:

1.	Drill core samples
2.	Drill core composites
3.	Drill core composites used for estimation

Southwest Zone Chip Samples

Table 1

Southwest Zone chip samples*

	Ag	*Pb*	*Zn*	*psg*
	ppm	ppm	ppm	g/cc
Mean	1046.54	101479.39	35259.67	3.55
Standard Error	88.29	9191.41	2612.04	0.05
Median	145.00	7500.00	12400.00	3.08
Mode	7.00	1300.00	2000.00	3.05
Standard Deviation	1828.76	190375.30	54101.48	0.95
Sample Variance	3344362	36242753045	2926970309	0.91
Kurtosis	7.44	3.55	14.39	3.55
Skewness	2.51	2.15	3.25	2.15
Range	12037.00	793900.00	415800.00	3.97
Minimum	3.00	100.00	200.00	3.04
Maximum	12040.00	794000.00	416000.00	7.01
Sum	448966.00	43534660.00	15126400.00	1521.96
Count	429.00	429.00	429.00	429.00

*no Au data

Table 2

Southwest Zone declustered chip sample composites*

	Ag	*Pb*	*Zn*	*psg*
	ppm	ppm	ppm	g/cc
Mean	625.82	58478.39	25819.29	3.53
Standard Error	120.97	13147.74	2956.26	0.04
Median	384.95	18109.00	26720.00	3.41
Mode	#N/A	#N/A	#N/A	3.35
Standard Deviation	745.74	81048.13	18223.60	0.26
Sample Variance	556124	6568798938	332099645	0.07
Kurtosis	1.34	2.20	-1.18	1.64
Skewness	1.53	1.68	0.16	1.57
Range	2631.00	322063.00	59816.00	1.00
Minimum	12.10	292.00	1103.00	3.34
Maximum	2643.10	322355.00	60919.00	4.34
Sum	23781.00	2222179.00	981133.00	134.23
Count	38.00	38.00	38.00	38.00

*no Au data

Southwest Zone SW1

Table 3

Table 5

Table 7

Southwest Zone SW3

Table 9

Table 11

Table 13

“99” Zone

Table 1

Table 3

Table 5

Table 7

Table 2

Table 4

“49” Vein

Table 1

Table 3